

HUNTINGTON BANCSHARES INCORPORATED
2022 Annual Report

PHOTO: HUNTINGTON TOWER, DETROIT, MI
COMMERCIAL BANKING HEADQUARTERS

Consolidated Financial Highlights

(In millions, except per share amount)

Selected income statement data	2022	2021	2020
Total revenue[1]	$ 7,285	$ 6,016	$ 4,836
Total noninterest expense	4,201	4,375	2,795
Pre-provision net revenue[1][2]	3,084	1,641	2,041
Provision for credit losses	289	25	1,048
Net income attributable to Huntington Bancshares Inc.	2,238	1,295	817

Per common share data			
Net income per common share - diluted	$ 1.45	$ 0.90	$ 0.69
Tangible book value per common share	6.82	8.06	8.51
Cash dividends declared per common share	0.620	0.605	0.60

Selected ratios			
Return on average assets	1.25 %	0.85 %	0.70 %
Return on average tangible common equity (ROTCE)[3]	20.70	11.30	8.90
Common equity Tier 1 capital ratio	9.36	9.33	10.00
Tier 1 capital ratio	10.90	10.99	12.47
Total capital ratio	13.09	13.14	14.46
Net charge-offs as a % of average loans and leases	0.11	0.22	0.57

Selected balance sheet data (period-end)			
Total assets	$ 182,906	$ 174,064	$ 123,038
Loans and leases	119,523	111,267	81,608
Deposits	147,914	143,263	98,948
Total equity	17,769	19,318	12,993

Market data			
Closing share price	$ 14.10	$ 15.42	$ 12.63
Market Capitalization	20,347	22,266	12,845

[1] On a fully-taxable equivalent (FTE) basis assuming a 21% tax rate.

[2] Non-GAAP. See page 8 for reconciliation.

[3] Net income applicable to common shares excluding expense for amortization of intangibles for the period divided by average tangible common shareholders' equity. Average tangible common shareholders' equity equals average total common shareholders' equity less average intangible assets and goodwill. Expense for amortization of intangibles and average intangible assets are net of deferred tax liability, and calculated assuming a 21% tax rate.

OUR PURPOSE, VISION, AND VALUES

OUR PURPOSE
We make people's lives better, help businesses thrive, and strengthen the communities we serve.

OUR VISION
To be the Leading People-First, Digitally Powered Bank

OUR VALUES
Can-do Attitude
Service Heart
Forward Thinking

PHOTO: HUNTINGTON TOWER, DETROIT, MI
COMMERCIAL BANKING HEADQUARTERS



A LETTER FROM OUR CHAIRMAN

Dear Fellow Owners and Friends:

2022 was a pivotal and record year for Huntington, thanks to the dedication and hard work of our colleagues. It was a year where we not only made great strides to deliver an extraordinary experience for our customers, but we continued to create a rewarding and engaging environment for our colleagues. We believe that our ability to deliver a "people-first, digitally enabled" path towards financial success for our customers sets us apart from our competition. Our Executive Leadership Team and colleagues produced record revenue and earnings, delivered cost synergies from the TCF acquisition, and completed additional bolt-on acquisitions of Capstone and Torana, welcoming new colleagues to the organization. We executed on our organic growth strategic priorities and have unlocked several incremental revenue engines across the company while maintaining our disciplined approach to credit and risk management. This performance over the course of the year resulted in the achievement of our medium-term financial targets, as well as improvement in customer satisfaction and colleague engagement.

I am personally inspired by our colleagues, who are highly engaged and are dedicated to serving the needs of our customers and communities. Trust remains at the center of all our relationships and our team delivered on our Purpose of making people's lives better, helping businesses thrive, and strengthening the communities we serve throughout the entire year. They continue to achieve outstanding results and I am proud to be on their team.

As a forward-thinking company, and with an uncertain economic outlook on the horizon, we are prepared to remain nimble and dynamically manage through a range of potential scenarios. While we are cautious in our outlook, we enter 2023 from a position of strength, with a robust profitability profile, strong capital levels, and a top-tier reserve profile. These factors form a strong foundation for Huntington, and we are confident in our ability to continue to deliver value for shareholders.

2022: Record Financial Performance

We closed the year with record 2022 results which included reported net income of $2.2 billion, a 73% increase from the prior year, and diluted EPS of $1.45, up 61% year over year. Reported results were negatively impacted by notable items, primarily due to the TCF and Capstone acquisitions, which included non-recurring expenses of $95 million.

Pre-provision net revenue (PPNR) for the full year totaled $3.1 billion.[1] Excluding the notable items above, adjusted PPNR was $3.2 billion,[1] or an increase of 36% from prior year. We were very pleased to deliver consecutive quarters of record PPNR over the course of the year. We continue to manage the company with an intense focus on revenue growth and disciplined expense management while adhering to our aggregate moderate-to-low risk appetite through-the-cycle.

Pre-Provison Net Revenue (PPNR)
($ in billions)



Return on Tangible Common Equity (ROTCE) was 20.7% for the full year. Adjusted ROTCE, excluding the notable items above, was 21.5%[1]. These results reflect a top-tier return profile compared to peers. We believe these financial metrics – PPNR and ROTCE – are directly aligned with shareholder value creation and are reflected in our updated medium-term targets we shared in November.

Return on Tangible Common Equity % (ROTCE)	20.7% *(Reported)*	21.5%[1] *(Adjusted)*

Total revenue increased to $7.3 billion, also a record result for Huntington, driven by the full-year impact of TCF acquisition, continued execution of our underlying organic growth strategies, and from our asset sensitive balance sheet position which benefited from higher interest rates over the year.



Total Assets ($ in billions)

$123.0 — 2020
$174.1 — 2021
$182.9 — 2022

We continued to grow our loan portfolio, with average loans and leases increasing by 8.6% from the year-ago quarter, supported by robust and broad-based commercial loan production. The consumer activity also contributed to growth over the year, particularly in residential mortgage. During the year, we benefited from the scale achieved through the TCF combination and complementary platforms, and some normalization in commercial loan utilization. That said, we continue to optimize loan growth aligned with our return on capital framework while we remain diligent in our lending as the macro-economic outlook continues to evolve.

Ending deposit balances increased by $4.7 billion, or 3.2% from prior year, as we acquired and deepened relationships across the bank. While 2022 was a difficult year for industry deposit growth, we outperformed our peers, ranking in the top quartile[2] of peers for deposit growth. We were pleased to see continued growth in our deposit base, as we believe it demonstrated the breadth of our franchise and our colleagues' ability to acquire and deepen primary bank relationships. We also believe it was supported by our longstanding Fair Play philosophy and industry-leading brand and reputation.



Capital Return to Shareholders ($ in millions)

- Buybacks
- Common Dividends

$713 (2020): $92 Buybacks, $621 Common Dividends
$1,476 (2021): $650 Buybacks, $826 Common Dividends
$908 (2022): $908 Common Dividends

¹ Non-GAAP measure. See page 8 for reconciliation.
² Adjusted for peers impacted by mergers

Our capital ratios remained strong, with our Common Equity Tier 1 (CET1) ratio ending 2022 at 9.36%, within our targeted operating range of 9% to 10%. We continue to dynamically manage capital and we were pleased to announce a $1 billion share buyback program in January 2023, for utilization over the next two years.

Our Strategy Delivering Results

As I reflect on my tenure as CEO for the past fourteen years, I can confidently say that Huntington has never been better positioned for future growth and performance. Our culture and Purpose are deeply ingrained in our steadfast efforts to look out for our customers and colleagues. Our Directors, the Executive Leadership Team, and our colleagues have built a powerful franchise over the years, establishing a distinguished brand and reputation. We have broad-based organic growth opportunities across the company generating diverse and sustainable revenue streams. And finally, we are focused, disciplined executors with a successful track record. We expect to deliver substantial value creation for years to come, and I could not be prouder or more energized.



Total Shareholder Return (10 Year TSR)

211% Huntington
180% Peer Median

In November 2022, we held our first Investor Day in twelve years. This was a momentous day for Huntington as we detailed the breadth of our businesses, our numerous strategic initiatives, revenue synergies, and the strength and expertise of our management team. Huntington has transformed significantly over the past decade, reflecting our disciplined approach to credit and risk management and supported by our aggregate moderate-to-low risk appetite through-the-cycle.

At Investor Day we were pleased to share our new medium-term financial targets. To achieve these targets and drive value creation across the franchise, we shared three strategic themes: Investing, Differentiating, and Optimizing.

First, we are investing in our revenue-producing initiatives to drive top-line revenue growth over the multi-year horizon. This growth is supported by both the additive TCF revenue synergies across most of our businesses and by the organic growth initiatives we are investing in. Second, we are differentiating the customer experience, which is evidenced by the numerous awards and recognition our colleagues have received over the years. This differentiation is reflected in the customer experience when they bank with us, in the culture that emanates from everything we do, and in our colleagues who deliver this industry-leading experience. Finally, we are optimizing to drive efficiencies and dynamically managing our balance sheet to prepare for a more challenging economic scenario. The revenue-producing initiatives are supported by our disciplined approach to expense management and programs such as Operation Accelerate, which is designed to reduce customer and colleague pain points in our processes.

The actions we took in the previous two years have set a foundation for Huntington to execute over the long term, and especially during periods of uncertainty like we are currently facing. These actions and initiatives support our growth outlook and drive continued efficiencies as we look to the future. While we enjoyed a record year in 2022, benefiting from rising rates and a rebounding economy, we are proactive in planning ahead to maintain our financial performance.

A Powerful Franchise with Numerous Growth Engines

During the year, while we were focused on realizing the synergies and delivering our cost savings from TCF, we did not take our foot off the pedal on our organic growth priorities. We also took proactive actions to reduce our core, "run-the-bank" expenses in anticipation of the rising inflation during the year while continuing to invest in our revenue-producing initiatives.

Commercial banking was a force for us this year and is four times the size it was over ten years ago. We have scaled and are operating with new and expanded markets and increased capabilities. We have a substantial presence, with several of our businesses in top 10 positions nationally, which was reflected in our broad-based loan growth in 2022. During the year, we were pleased to announce the acquisition of Capstone Partners, an industry-leading investment bank and advisory firm focused on

INVESTING

for sustainable profitable growth

DIFFERENTIATING

our culture, brand, and customer experience

OPTIMIZING

for top quartile performance and value creation

#5

Equipment Finance Nationally[3]

middle market businesses. Capstone has already contributed to our record capital markets revenue in 2022, and we are excited about the continued growth opportunities.

In addition to Capstone Partners, we also completed the acquisition of Torana, now known as Huntington ChoicePay℠. Torana provided an exciting and innovative area to continue to grow our payments offerings to customers. We also formally launched our enterprise payments function this year, which was highlighted in greater detail at our Investor Day. Payments is a key strategic fee income area for the bank, and we believe these actions demonstrate our dedication to driving long-term sustainable growth in this area.

Our commercial businesses are complemented by our industry-leading consumer franchise. We fundamentally believe we are in a people and relationship business, and we are dedicated to our local model. As part of the TCF acquisition, we deployed our products to all customers, expanded into new markets including the Twin Cities and Denver, and substantively expanded our presence throughout Michigan and Chicago. In Small Business, we not only maintained our #1 SBA 7(a) lending program, but we completed nationwide expansion for SBA in the first quarter of 2022. Further, we increased our rank in new markets (Colorado and Minnesota) to #1 and #3, respectively. We are incredibly proud of this achievement and the opportunity going forward. And another example of how we are continuing to execute on our strategies is in Wealth Management, where we launched Unified Advisory, a bridge to better connect our banking customers with advisors. Finally, we were very pleased to be awarded the #1 Mobile App by JD Power for the fourth year in a row.[5]

#1

SBA Lender Nationally (5 Years)[4]



Our colleagues work tirelessly and are tremendous in working with our customers and communities. They are our brand and drive our performance, and their consistent performance is evidenced by our #1 rank in Trust, Net Promoter Score (NPS), and Customer Satisfaction.[6] The continuous investments in our Fair Play approach and our dedication to customer experience have supported our leading brand and strong acquisition of households and deposits in consumer for over a decade.

[3] Equipment Leasing & Finance Association, 2021, among bank-owned firms.
[4] Ranked first in loan origination by volume for the fifth year in a row.
[5] For J.D. Power 2022 award information, visit jdpower.com/award 2022
[6] 2021 Brand Tracking Market Study.



Our industry leadership is also supported by our investments in digital innovation. We continue to launch disruptive products and work to extend our digital leadership. In addition to what we have done with Fair Play for our consumer and small business customers, we also continue to expand our digital capabilities in Commercial.

In Wealth Management and Small Business, we rolled out new digital capabilities to make it easier to do business with us and connect with our colleagues. Our scale and industry leadership, complemented by our continuous digital innovation, are key tenets of Huntington and how we drive value for our shareholders.

Rigorous Credit Discipline

Credit quality continues to perform exceptionally well and remained a hallmark of Huntington over the course of the year. We have a diversified portfolio, and we are confident in our ability to manage through a challenging backdrop. We saw full-year net charge-offs of 0.11% of average loans, a decrease of 11 basis points year over year and well below our through-the-cycle range of 25–45 bps. Our nonperforming assets ratio came in at 0.50%, which was lower for the third consecutive year and the fourth consecutive quarter. Additionally, we have a top-tier reserve profile at 1.90%.

2022 Credit Score Card		
Net Charge-offs (% of average loans)	0.11% ⬇	**Through-the-Cycle Range:** 25-45 bps
Allowance for Credit Losses (% of total loans)	1.90% ⬆	**Peer Median:** 1.45%
Nonperforming Assets Ratio	0.50% ⬇	**4 Consecutive quarters 3 Consecutive years**

As I mentioned earlier, we took meaningful and proactive steps to overhaul the risk management of Huntington when I joined over a dozen years ago. This was critical to our sustainable, future growth, and we are now very well positioned to operate in a challenging economy. We have a disciplined and rigorous approach to credit and risk management, with a strong balance sheet and top-tier reserves. We constantly operate within our aggregate moderate-to-low through-the-cycle risk appetite, and that approach is paired with a strong risk culture that permeates throughout the company.

Culture and Purpose Drive Performance

Our colleagues bring our brand to life by living our Purpose every day through their actions. They have a great passion for serving our customers and helping our communities. At Huntington, we are committed to taking care of our colleagues because we believe they are our most important asset and the key to our success. We continue to look out for our colleagues -- from their well-being to their professional development. In early 2022, we raised our minimum wage to $19 per hour. And at our Investor Day, we announced another increase to our minimum wage to $20 per hour, effective in January 2023. We do our best to create relationships and a sense of well-being with our colleagues.

We also learn from our yearly Voice survey of our colleagues, where results and feedback are considered when we develop further enhancements to our wellness and benefits programs along with our professional development programs, such as tuition pre-imbursement and expanded scholarship programs. We listen, and we act, and that is reflected in our colleague retention and attraction metrics.

Additionally, we continue to advance our initiatives in Diversity, Equity, and Inclusion (DEI). This starts at the top with our Board of Directors and Executive Leadership Team, which are 50% diverse. At Investor Day we shared our goals around DEI initiatives, and we continue to work to achieve these goals.

Our commitment to both DEI and ESG is part of our Purpose. In 2022, we published our sixth annual ESG report, highlighting our commitment and progress on our various initiatives. Some of the key highlights of actions we took in 2022 are as follows:

- Received an AA rating for our ESG program from MSCI
- Joined PCAF to harmonize emissions data and climate reporting
- Expanded our internal resources related to ESG with the addition of a Chief ESG Officer and a Climate Risk Director.

We were humbled to be honored again by Newsweek as one of "America's Most Responsible Companies" for the fourth consecutive year. We are a purpose-driven organization at Huntington, and we strive to continue to make the lives of our people better and strengthen the communities we serve.



Finally, our Directors demonstrate the same commitment to our Purpose and encourage us to continue to strengthen our award-winning culture. They provide strong governance and oversight of our initiatives and strategic plans. This year will mark the retirement of two of our Board members, Lizabeth (Beth) Ardisana and Bob Cubbin. Beth joined our Board from the merger with FirstMerit, and her experience as a chief executive officer and entrepreneur was instrumental in bringing insight and expertise to the organization. With a very successful career as a chief executive officer, Bob's guidance and leadership over the years were significant, and we especially thank him for his service in his role as Chair of Human Resources and Compensation Committee. We want to thank Beth and Bob for their commitment, dedication, and energy. They will be greatly missed.

Looking Ahead

After record performance in 2022, we are entering a more uncertain economic environment in 2023. We have undertaken numerous proactive steps to position us for a range of economic scenarios, and we are confident that we have the right momentum and foundation to operate and maintain our top-tier financial performance.

In 2023, we are focused on achieving our medium-term financial targets while operating in our aggregate moderate-to-low risk appetite. These targets are:

- Pre-Provision Net Revenue Growth, or PPNR, of 6–9% (represents a compound annual growth rate);
- Return on Tangible Common Equity, or ROTCE, of 20%+; and
- Positive Operating Leverage.

We believe these targets are the right strategic and financial metrics to deliver long-term shareholder value. We expect to achieve our targeted performance by the investments we have made, driving revenue growth in our new and expanded markets, and continuing to find efficiencies across the franchise. We will continue to be good stewards of our capital, with a rigorous and disciplined approach to risk management.

We have never been better positioned to enter an uncertain outlook than we are today. We have extraordinary colleagues, numerous and diverse growth engines, efficiency opportunities, a committed management team who are operators, and highly engaged Directors. Our Directors and colleagues are collectively a Top 10 shareholder of Huntington. All of us are fully aligned with shareholders as we deliver on our commitment to driving shareholder value.

To our nearly 20,000 colleagues, thank you for a remarkable and record year. You drive our performance as you live our Purpose every day. To our customers, we continue to strive to deliver top-tier experience and to strengthen and transform the communities where we live and work. And to our shareholders, thank you for your continued support of Huntington.

Stephen D. Steinour

Stephen D. Steinour
Chairman, President, and Chief Executive Officer

OUR BOARD OF DIRECTORS

 **Lizabeth Ardisana**
CEO and Principal Owner
ASG Renaissance, LLC

 **Alanna Y. Cotton**
President and Chief Business Officer
Ferrero North America

 **Ann B. "Tanny" Crane**
President and CEO
Crane Group Company

 **Robert S. Cubbin**
Retired President and CEO
Meadowbrook Insurance Group

 **Gina D. France**
CEO and President
France Strategic Partners LLC

 **J. Michael Hochschwender**
CEO
The Smithers Group, Inc.

 **Richard H. King**
Chairman
Metropolitan Airports Commission,
Minneapolis/St. Paul

 **Katherine M. A. "Allie" Kline**
Founding Principal
LEO DIX

 **Richard W. Neu**
Retired Chairman
MCG Capital Corporation

 **Kenneth J. Phelan**
Senior Advisor
Oliver Wyman, Inc.

 **David L. Porteous**
Attorney
McCurdy, Wotila & Porteous, P.C.
Independent Lead Director
Huntington Bancshares Incorporated

 **Roger J. Sit**
CEO, Global Chief Investment Officer,
and Director
Sit Investment Associates, Inc.

 **Stephen D. Steinour**
Chairman, President, and CEO
Huntington Bancshares Incorporated
President and CEO
The Huntington National Bank

 **Jeffrey L. Tate**
Chief Financial Officer and
Executive Vice President
Leggett & Platt

 **Gary Torgow**
Chairman
The Huntington National Bank

Board of Directors as of 12/31/2022

OUR EXECUTIVE LEADERSHIP TEAM

Stephen D. Steinour
Chairman, President, and CEO,
Huntington Bancshares Incorporated
President and CEO,
The Huntington National Bank

Donald Dennis
Executive Vice President,
Chief Diversity, Equity, Inclusion &
Culture Officer

Paul Heller
Senior Executive Vice President,
Chief Technology and
Operations Officer

Helga Houston
Senior Executive Vice President,
Chief Risk Officer

Michael Jones
Senior Executive Vice President,
Head of Corporate Ventures,
Chair for Minnesota and Colorado

Scott Kleinman
Senior Executive Vice President,
Commercial Bank President

Jana Litsey
Senior Executive Vice President,
General Counsel

Sandra Pierce
Senior Executive Vice President,
Private Client Group & Regional
Banking Director, Chair of Michigan

Richard Pohle
Executive Vice President,
Chief Credit Officer

Brant Standridge
Senior Executive Vice President,
Consumer and Business Banking President

Rajeev Syal
Senior Executive Vice President,
Chief Human Resources Officer

Julie Tutkovics
Senior Executive Vice President,
Chief Marketing and
Communications Officer

Michael Van Treese
Executive Vice President,
Chief Auditor

Zachary Wasserman
Senior Executive Vice President,
Chief Financial Officer

NON-GAAP RECONCILIATIONS

Pre-Provision Net Revenue (PPNR) *($ in millions)*	2022	2021	2020
Total revenue	$ 7,254	$ 5,991	$ 4,815
FTE adjustment	31	25	21
Total revenue (FTE) (A)	7,285	6,016	4,836
Less: net gain / (loss) on securities	–	9	(1)
Total Revenue (FTE), excluding net gain / (loss) on securities and notable items (B)	7,285	6,007	4,837
Noninterest expense (C)	4,201	4,375	2,795
Less: Notable Items	95	711	–
Noninterest expense, excluding Notable Items (D)	4,106	3,664	2,795
Pre-provision net revenue (PPNR) (A-C)	**$ 3,084**	**$ 1,641**	**$ 2,041**
PPNR, adjusted (B-D)	**$ 3,179**	**$ 2,343**	**$ 2,042**

Return On Tangible Common Equity (ROTCE) *($ in millions)*	2022
Average common shareholders' equity	$ 16,096
Less: intangible assets and goodwill	5,688
Add: net tax effect of intangible assets	47
Average tangible common shareholders' equity (A)	**$ 10,455**
Net income available to common	$ 2,125
Add: amortization of intangibles	54
Add: deferred tax	(12)
Adjusted net income available to common (B)	**$ 2,167**
Return on average tangible shareholders' equity (B/A)	**20.7%**

Adjusted Return on Tangible Common Equity (ROTCE) *($ in millions)*	2022
Adjusted net income available to common (B)	$ 2,167
Return on average tangible shareholders' equity	20.7%
Add: acquisition-related net expenses, after tax (C)	$ 76
Adjusted net income available to common (D)	**$ 2,243**
Adjusted return on average tangible shareholders' equity (D/A)	**21.5%**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2022

Commission File Number 1-34073



Huntington Bancshares Incorporated
(Exact name of registrant as specified in its charter)

Maryland		**31-0724920**
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)
41 South High Street	**Columbus, Ohio**	**43287**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code (614) 480-2265

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which registered
Depositary Shares (each representing a 1/40th interest in a share of 4.500% Series H Non-Cumulative, perpetual preferred stock)	**HBANP**	**NASDAQ**
Depositary Shares (each representing a 1/1000th interest in a share of 5.70% Series I Non-Cumulative, perpetual preferred stock)	**HBANM**	**NASDAQ**
Common Stock—Par Value $0.01 per Share	**HBAN**	**NASDAQ**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Exchange Act. ☒   Yes ☐   No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐   Yes ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒   Yes ☐   No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒   Yes ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act)

☐ Yes ☒ No

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2022, determined by using a per share closing price of $12.03, as quoted by Nasdaq on that date, was $17,092,209,908. As of January 31, 2023, there were 1,443,016,884 shares of common stock with a par value of $0.01 outstanding.

Documents Incorporated By Reference

Part III of this Form 10-K incorporates by reference certain information from the registrant's definitive Proxy Statement for the 2023 Annual Shareholders' Meeting.

HUNTINGTON BANCSHARES INCORPORATED
INDEX

Glossary of Acronyms and Terms

The following listing provides a comprehensive reference of common acronyms and terms used throughout the document:

ACL	Allowance for Credit Losses
AFS	Available-for-Sale
ALCO	Asset-Liability Management Committee
ALLL	Allowance for Loan and Lease Losses
AML	Anti-Money Laundering
AOCI	Accumulated Other Comprehensive Income
ASC	Accounting Standards Codification
ATM	Automated Teller Machine
AULC	Allowance for Unfunded Lending Commitments
Bank Secrecy Act	Financial Recordkeeping and Reporting of Currency and Foreign Transactions Act of 1970
Basel III	Refers to the final rule issued by the Federal Reserve and OCC and published in the Federal Register on October 11, 2013
BHC	Bank Holding Company
BHC Act	Bank Holding Company Act of 1956
Capstone Partners	Capstone Enterprises LLC
CARES Act	Coronavirus Aid, Relief, and Economic Security Act, as amended
C&I	Commercial and Industrial
CCAR	Comprehensive Capital Analysis and Review
CCB	Capital Conservation Buffer
CCPA	California Consumer Privacy Act of 2018
CDs	Certificates of Deposit
CDI	Core Deposit Intangible
CECL	Current Expected Credit Losses
CET1	Common equity tier 1 on a transitional Basel III basis
CFPB	Bureau of Consumer Financial Protection
CISA	Cybersecurity Information Sharing Act
CMO	Collateralized Mortgage Obligations
COVID-19	Coronavirus Disease 2019
CPPA	California Privacy Protection Act
CPRA	California Privacy Rights Act
CRA	Community Reinvestment Act
CRE	Commercial Real Estate
DEI	Diversity, Equity, and Inclusion
DIF	Deposit Insurance Fund
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
EAD	Exposure at Default
Economic Growth Act	Economic Growth, Regulatory Relief and Consumer Protection Act
ELT	Executive Leadership Team
EPS	Earnings Per Share
ESG	Environmental, Social, and Governance
EVE	Economic Value of Equity
FASB	Financial Accounting Standards Board

FCRA	Fair Credit Reporting Act
FDIA	Federal Deposit Insurance Act
FDIC	Federal Deposit Insurance Corporation
Federal Reserve	Board of Governors of the Federal Reserve System
FHC	Financial Holding Company
FHLB	Federal Home Loan Bank
FICO	Fair Isaac Corporation
FinCEN	Financial Crimes Enforcement Network
FINRA	Financial Industry Regulatory Authority, Inc.
FRG	Financial Recovery Group
FTE	Fully-Taxable Equivalent or Full-Time Equivalent
FTP	Funds Transfer Pricing
FVO	Fair Value Option
GAAP	Generally Accepted Accounting Principles in the United States of America
GDP	Gross Domestic Product
GLBA	Gramm-Leach-Bliley Act
HIC	Huntington Investment Company
HMDA	Home Mortgage Disclosure Act
HPI	House Price Index
HTM	Held-to-Maturity
IRS	Internal Revenue Service
Last-of-Layer	Last-of-layer is a fair value hedge of the interest rate risk of a portfolio of similar prepayable assets whereby the last dollar amount within the portfolio of assets is identified as the hedged item
LCR	Liquidity Coverage Ratio
LFI Rating System	Large Financial Institution Rating System
LGD	Loss Given Default
LIBOR	London Interbank Offered Rate
LIHTC	Low Income Housing Tax Credit
LTV	Loan-to-Value
MBS	Mortgage-Backed Securities
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MSA	Metropolitan Statistical Area
MSR	Mortgage Servicing Right
NAICS	North American Industry Classification System
NALs	Nonaccrual Loans
NCO	Net Charge-off
NII	Net Interest Income
NIM	Net Interest Margin
NM	Not Meaningful
NPAs	Nonperforming Assets
OCC	Office of the Comptroller of the Currency
OCI	Other Comprehensive Income (Loss)
OCR	Optimal Customer Relationship
OFAC	Office of Foreign Assets Control
OLEM	Other Loans Especially Mentioned
OPEC	Organization of the Petroleum Exporting Countries
OREO	Other Real Estate Owned

Patriot Act	Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001
PCAOB	Public Company Accounting Oversight Board
PCD	Purchased Credit Deteriorated
PD	Probability of Default
Plan	Huntington Bancshares Retirement Plan
PPP	Paycheck Protection Program
Problem Loans	Includes nonaccrual loans and leases, accruing loans and leases past due 90 days or more, troubled debt restructured loans, and criticized commercial loans
Capital and Liquidity Tailoring Rule	Refers to the changes to applicability thresholds for regulatory and capital and liquidity requirements, issued by the OCC, the Federal Reserve, and the FDIC
EPS Tailoring Rule	Refers to Prudential Standards for Large Bank Holding Companies and Savings and Loan Holding, issued by the Federal Reserve
Tailoring Rules	Refers to the Capital and Liquidity Tailoring Rule and the EPS Tailoring Rule
RBHPCG	Regional Banking and The Huntington Private Client Group
REIT	Real Estate Investment Trust
Riegle-Neal Act	The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994
ROC	Risk Oversight Committee
RWA	Risk-Weighted Assets
SBA	Small Business Administration
SCB	Stress Capital Buffer
SEC	Securities and Exchange Commission
SOFR	Secured Overnight Financing Rate
TCF	TCF Financial Corporation
TDR	Troubled Debt Restructuring
Torana	Digital Payments Torana, Inc.
U.S. Treasury	U.S. Department of the Treasury
UPB	Unpaid Principal Balance
VIE	Variable Interest Entity
XBRL	eXtensible Business Reporting Language

Huntington Bancshares Incorporated

PART I

When we refer to "Huntington," "we," "our," "us," and "the Company" in this report, we mean Huntington Bancshares Incorporated and our consolidated subsidiaries, unless the context indicates that we refer only to the parent company, Huntington Bancshares Incorporated. When we refer to the "Bank" in this report, we mean our only bank subsidiary, The Huntington National Bank, and its subsidiaries.

Item 1: Business

We are a multi-state diversified regional bank holding company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through the Bank, we are committed to making people's lives better, helping businesses thrive, and strengthening the communities we serve and have over 150 years of servicing the financial needs of our customers. Through our subsidiaries, we provide full-service commercial and consumer deposit, lending, and other banking services. This includes, but not limited to, payments, mortgage banking, automobile, recreational vehicle and marine financing, investment banking, capital markets, advisory, equipment financing, distribution finance (formerly referred to as inventory finance), investment management, trust, brokerage, insurance and other financial products and services. As of December 31, 2022, our 1,032 full-service branches and private client group offices are primarily located in Ohio, Colorado, Illinois, Indiana, Kentucky, Michigan, Minnesota, Pennsylvania, West Virginia, and Wisconsin. Select financial services and other activities are also conducted in other states.

On June 9, 2021, Huntington closed the acquisition of TCF Financial Corporation in an all-stock transaction valued at $7.2 billion. TCF was a financial holding company headquartered in Detroit, Michigan with operations across the Midwest. The acquisition brought increased scale and market density, as well as added new markets and capabilities. Historical periods prior to June 9, 2021 reflect results of legacy Huntington operations. Subsequent to closing, results reflect all post-acquisition activity. For further information, refer to Note 3 "Business Combinations" of the Notes to the Condensed Consolidated Financial Statements.

In May 2022, Huntington completed the acquisition of Torana, now known as Huntington Choice Pay, a digital payments business focused on business to consumer payments. This acquisition along with the formation of our enterprise-wide payments group reflects one of our strategic priorities to accelerate our payments capabilities and expand the services provided to our customers.

In June 2022, Huntington completed the acquisition of Capstone Partners, a top tier middle market investment bank and advisory firm. The transaction brings a national scale to serve middle market business owners throughout the corporate lifecycle, building on Huntington's regional banking foundation. Capstone Partners related revenue, including mergers and acquisitions, capital raising and other advisory-related fees, is recognized within capital markets fees in the Consolidated Statements of Income. For further information, refer to Note 3 "Business Combinations" of the Notes to the Condensed Consolidated Financial Statements.

Our business segments are based on our internally-aligned segment leadership structure, which is how we monitor results and assess performance. For each of our four business segments, we expect the combination of our business model, investment in products and capabilities, and exceptional service to provide a competitive advantage that supports revenue and earnings growth. Our business model emphasizes the delivery of a complete set of banking products and services offered by larger banks but distinguished by local delivery and customer service.

A key strategic emphasis has been for our business segments to operate in cooperation to provide products and services to our customers and to build stronger and more profitable relationships using our OCR sales and service process, which align to our vision to be the leading people-first, digitally powered bank. The objectives of OCR are to:
- Use a consultative and advisory sales approach to provide solutions that are specific to each customer.
- Leverage each business segment in terms of its products and expertise to benefit customers.
- Develop prospects who may want to have multiple products and services as part of their relationship with us.

Following is a description of our four business segments and the Treasury / Other function:

- **Commercial Banking:** The Commercial Banking segment provides expertise through bankers, capabilities, and digital channels, and includes a comprehensive set of product offerings. Our target clients span from mid-market to large corporate (greater than $2 billion in revenue) across a national footprint. The Commercial Banking segment leverages internal partnerships for wealth management, trust, insurance, payments, and treasury management capabilities. The segment is divided into five business units: (1) Middle Market Banking, (2) Corporate, Specialty, and Government Banking, (3) Asset Finance, (4) Commercial Real Estate Banking, and (5) Capital Markets.

  Middle Market Banking serves the banking needs of mid-sized clients (greater than $20 million in revenue) who reside in our geographic footprint. We leverage our local presence to serve our clients, extending our full suite of banking products including lending, liquidity, treasury management, and capital markets.

  Corporate, Specialty, and Government Banking serves medium to large enterprises. We focus on specific industry verticals such as government and non-profits, healthcare, technology and telecommunications, franchises, financial sponsors, and global services. Our expertise in these markets allows us to uniquely serve our clients' sophisticated banking, capital markets, and payments requirements.

  Asset Finance serves our clients' capital expenditure and working capital needs through equipment financing, asset-based lending, distribution finance, structured lending, and municipal financing solutions. Our relationship with large manufacturers is bolstered by a strong commitment to their dealers and financing needs.

  Commercial Real Estate Banking provides banking solutions to commercial real estate developers and institutional sponsors across the nation. Within this group, Huntington Community Development improves the quality of life for our communities and the residents of low-to-moderate income neighborhoods by developing and delivering innovative products and services to support affordable housing and neighborhood stabilization.

  Capital Markets delivers corporate risk management, institutional sales and trading, capital and equity raising and advisory services to all Commercial Banking clients.

- **Consumer and Business Banking:** The Consumer and Business Banking segment provides a wide array of financial products and services to consumer and small business customers including, but not limited to, checking accounts, savings accounts, money market accounts, CDs, investments, consumer loans, credit cards, and small business loans. The Consumer and Business Banking segment leverages internal partnerships for mortgages, insurance, interest rate risk protection, foreign exchange, and treasury management. Huntington serves customers through our network of channels, including branches, online banking, mobile banking, telephone banking, and ATMs.

  We have a "Fair Play" banking philosophy: providing differentiated products and services, built on a strong foundation of customer friendly products and advocacy. Our brand resonates with consumers and businesses, helping us acquire new customers and deepen relationships with current customers. Our Fair Play banking suite of products includes 24-Hour Grace®, Asterisk-Free Checking®, Money Scout℠, $50 Safety Zone℠, Standby Cash®, Early Pay, Instant Access, The Hub, and Huntington Heads Up®.

  Business Banking is a dynamic part of our business, and we are committed to being the bank of choice for businesses in our markets. Business Banking is defined as serving companies with annual revenues up to $20 million. Beyond conventional lending solutions, Huntington offers access to capital markets, treasury management, practice finance and SBA lending capabilities. We are the #1 SBA lender in the nation in units as of federal fiscal year end September 30, 2022. Huntington continues to develop products and services that are designed specifically to meet the needs of small business and look for ways to help companies find solutions to their financing needs.

Consumer Payments and Lending provides consumer and small business credit and debit cards primarily to our deposit customers as well as unsecured personal loans, personal lines, and other direct secured loans. The products are distributed through both branch and online channels. The product suite is aimed at meeting our customers' borrowing and transacting needs. The team continues to explore ways to innovate and continue to meet the evolving and rapidly changing payment needs of customers.

Through Consumer and Business Banking, we originate consumer loans and mortgages for customers who are generally located in our primary banking markets. Consumer and mortgage lending products are primarily distributed through the Consumer and Business Banking and RBHPCG segments, as well as through commissioned loan originators. Consumer and Business Banking earns interest on portfolio loans and loans held-for-sale, earns fee income from the origination and servicing of mortgage loans, and recognizes gains or losses from the sale of mortgage loans. Consumer and Business Banking supports the origination of mortgage loans across all segments.

- **Vehicle Finance:** Our products and services include providing financing to consumers for the purchase of automobiles, light-duty trucks, recreational vehicles, marine craft, and powersports at franchised and other select dealerships, and providing financing to franchised dealerships for the acquisition of new and used inventory. Products and services are delivered through highly specialized relationship-focused bankers and product partners. Huntington creates well-defined relationship plans which identify needs where solutions are developed and customer commitments are obtained.

  The Vehicle Finance team services automobile dealerships, their owners, and consumers buying automobiles through these franchised dealerships. Huntington has provided new and used automobile financing and dealer services throughout the Midwest since the early 1950s. This consistency in the market and our focus on working with strong dealerships has allowed us to expand into select markets outside of the Midwest and to actively deepen relationships in 30 states while building a strong reputation. Huntington also provides financing for the purchase by consumers of recreational vehicles and marine craft on an indirect basis through dealerships in 35 states and for the purchase of powersports on an indirect basis through dealerships in 17 states.

- **Regional Banking and The Huntington Private Client Group:** Regional Banking and The Huntington Private Client Group is closely aligned with our regional banking markets. A fundamental point of differentiation is our commitment to be actively engaged within our local markets - building connections with community and business leaders and offering a uniquely personal experience delivered by colleagues working within those markets.

  The core business of The Huntington Private Client Group is The Huntington Private Bank, which consists of Private Banking, Wealth & Investment Management, and Retirement Plan Services. The Huntington Private Bank provides high net-worth customers with deposit, lending (including specialized lending options), and other banking services. The Huntington Private Bank also delivers wealth management and legacy planning through investment and portfolio management, fiduciary administration, and trust services. This group also provides retirement plan services to corporate businesses. The Huntington Private Client Group also provides corporate trust services and institutional and mutual fund custody services.

- **Treasury / Other:** The Treasury / Other function includes technology and operations, other unallocated assets, liabilities, revenue, and expense.

The financial results for each of these business segments are included in Note 25 - "Segment Reporting" of Notes to Consolidated Financial Statements and are discussed in the "Business Segment Discussion" of our MD&A.

ESG

ESG Oversight

With oversight from our Board of Directors, we are committed to implementing strong ESG practices by living out our Purpose of making people's lives better, helping businesses thrive, and strengthening the communities we serve. The following represents how ESG is governed and integrated throughout the Company:


Board Nominating and ESG Committee
Board Risk Oversight Committee
Executive Leadership Team
Chief ESG Officer
Risk Management Committee
ESG Strategy Team
ESG Enterprise Working Group
Climate Risk Management Team

ESG Strategy Team

The ESG Strategy Team, led by our Chief ESG Officer, is responsible for advancing the ESG strategy and facilitating implementation of the strategy at the segment- and business unit-level; ensuring consistent understanding of ESG strategy throughout the Company; and assisting with ESG goal setting, reporting, and monitoring. The Team also works to identify ESG-related innovation and advancement opportunities aligned with strategic planning for the enterprise. This group includes executive leaders across business segments and support units and meets regularly throughout the year.

ESG Enterprise Working Group

The ESG Enterprise Working Group is primarily responsible for driving the overarching ESG strategy for the Company and making strategy recommendations to the Board; reporting ESG strategy, goals, and progress to the Board (typically on a quarterly basis); and publishing our various ESG disclosures, including the annual ESG Report. The ESG Working Group is comprised of a core, cross-functional group with representatives from our ESG, Investor Relations, Public Affairs, Legal, Corporate Communications, and Corporate Governance functions. To keep abreast of matters throughout the year, this group typically meets on a weekly basis.

Climate Risk Management Team

The Climate Risk Management Team, led by our Climate Risk Director, is responsible for overseeing the development and maintenance of a comprehensive program to identify, measure, monitor, control, and report climate-related risks at Huntington.

Economic

Our economic impact begins with a commitment to delivering sustainable, long-term shareholder value through financial performance, while maintaining an aggregate moderate-to-low, through-the-cycle risk appetite and a well-capitalized position. We align our corporate strategy to our purpose of helping others and building upon our market-leading, purpose-driven bank through focused efforts on the environmental, social and governance issues most important to our business and our stakeholders.

Following the acquisition of TCF, in June 2021, we committed $40 billion toward a Community Plan to strengthen small businesses and foster economic justice through our footprint over the next five years. The Community Plan builds on the goals of our previous community plans, with expanded commitments focusing on increasing lending and services to address economic, social, environmental, and racial equity areas of need as follows:

- Huntington committed to providing $24 billion in affordable housing financing and consumer lending.

- Huntington expanded its Small Business lending programs into its new footprint and committed $10 billion to the programs.

- Huntington committed $6.5 billion in loans and investments to establish programs and services that foster equity in areas such as affordable housing, small business financing, and community services.

- Embedded in the areas of need above is a $16 billion commitment for Diversity, Equity, and Inclusion initiatives, with allocation of funds to diverse borrowers and communities to advance systemic change.

Huntington has additionally developed a Lift Local Business® program, and made a commitment of $100 million, which supports minority-, woman-, and veteran-owned small businesses throughout the business life cycle. This program offers loans, business planning support, free financial education courses delivered through Operation HOPE, and other services to help small business owners achieve their goals.

Environmental

Huntington is committed to environmental stewardship. Our environmental strategy outlines our holistic approach to enhancing our environmental performance and reducing our carbon footprint. We demonstrate our commitment and transparency through our disclosures to CDP, a global initiative that allows us to track and submit data annually toward managing our carbon footprint and certain other aspects of our environmental impact, in addition to our reporting to the Task Force on Climate-Related Financial Disclosures framework.

In 2022, we appointed our first Chief ESG Officer, bringing focused leadership to all matters related to ESG. We have met and exceeded our target year 2022 goals we announced in 2017 to reduce our operational (Scope 1 and Scope 2) emissions, reduce our landfill waste, paper printing, and water consumption. We have also committed to shifting 50% of our electricity usage to renewable sources by 2035. In addition, we are developing an exploratory roadmap for achieving a net zero carbon future and are focused on understanding and analyzing the magnitude of our value chain emissions (Scope 3). We joined the Partnership for Carbon Accounting Financials, which will enable us to measure and assess emissions associated with our loans and investments.

Human Capital (Social)

Huntington aspires to be a Category of One financial services institution: an organization unique in the combination of its culture and performance. Huntington had 19,920 average full-time equivalent colleagues during 2022, all of whom are encouraged to live out a shared purpose of making our colleagues' and customers' lives better, helping businesses thrive, and strengthening the communities we serve. We believe that our diverse workforce, supported by a culture of inclusiveness, enriches the experience of colleagues, and enhances our ability to perform as a company.

We engage with our colleagues to gain valuable feedback on a wide range of subjects related to the experience of working at Huntington, with a strategic focus on culture, trust, and engagement. We value the feedback colleagues choose to share and use the information to drive our talent management strategy, which focuses on four key areas and a commitment to diversity, equity, and inclusion:

- Engagement
- Development
- Retention, and
- Attraction of top talent

Engagement

At Huntington, we have taken steps to ensure our values, beliefs, and behaviors align with those of our colleagues. We have highly engaged colleagues committed to looking out for each other and our customers with a balanced focus on "what we do" and "how we do it." This synergy has proven to positively impact colleague performance and satisfaction. 2022 marked the ninth consecutive year we conducted a company-wide engagement survey to measure our colleagues' experience with a strategic focus on culture, trust, and engagement – and the results were reaffirming. In 2022, 87%, 85%, and 84% of colleagues responded favorably on trust, culture, and engagement, respectively. 82% of colleagues responded they would recommend Huntington as a great place to work.

The annual company-wide engagement survey is just one element of our continual colleague feedback program, which includes quick colleague pulse, new hire, manager-specific, and exit surveys. These surveys enhance leader understanding of the colleague experience, position Huntington to respond to colleague needs, and provide strong support to colleagues as they deliver performance in the spirit of our Purpose and Values.

At Huntington, living our shared Purpose extends beyond our daily work. We believe that building connections between colleagues, their families and our communities create a meaningful, fulfilling, and enjoyable colleague experience. During 2022, Huntington colleagues provided over 35,000 volunteer hours to over 1,300 organizations across our footprint, including foodbanks, homeless shelters, local schools, senior housing, and afterschool programs.

Development

We have created specialized programs to help our colleagues grow and develop. These programs include an online library which allows colleagues to take ownership of their development via direct access to role-based content. The content is divided into three key areas of development: learning and growth, maximizing performance, and protecting the company. All of the programming offered includes diversity, equity, and inclusion content. During 2022, colleagues at Huntington completed approximately 35 training hours per average full-time equivalent colleague, a 14% increase year over year. Huntington also provided a High-Potential Talent Development Program to top talent colleagues, so that they may further develop and accelerate their career growth. Additionally, we offer all colleagues the ability to obtain post-secondary education with reimbursement of tuition.

Retention

Huntington is committed to creating an environment where colleagues are valued, supported, and empowered. We offer competitive rewards programs that further strengthen our employment value proposition and encourages colleague retention. Our compensation structure includes benefit plans and programs focused on multiple facets of well-being, including physical, mental, and financial wellness. Effective January 1, 2022 we increased the minimum hourly pay rate to $19 and further increased this rate to $20 effective January 1, 2023. We also offer Workplace Flex, a program of practices for colleagues, so that they can achieve a healthy balance between work and life outside of work. The program includes practices that enable colleagues multiple paths to achieving balance, including: flexible scheduling (staggered hours, compressed workweeks, part-time schedules, and job-sharing), flexible work location (remote, hybrid, and on-site), and both health and financial wellness support beyond the typical medical/visual/dental programs (adoption and fertility, parental leave, on-site fitness and fitness discounts, mental health and financial counseling services, support for chronic conditions). Collectively, these practices position colleagues to be their best self both at work and outside of work.

Huntington's commitment to pay equity is unwavering to ensure that gender, race, and ethnicity are not determining factors in salaries, bonuses, and stock-based awards. We continue to identify and implement effective practices to promote pay equity, including pay analyses, additional hiring practices that protect pay equity, and training managers on explicit and implicit bias in compensation and promotion decisions. Huntington seeks to maintain approximately 100% pay equity.

Collectively, these strategies create a colleague experience that entices colleagues to stay and fulfill their goals with Huntington.

Attraction of top talent

We are dedicated to attracting top talent with an emphasis on experience and behaviors that align with our Purpose and our core values of 'Can Do Attitude, Forward Thinking, and Service Heart.'

The diversity of our colleagues is a key component of our success as an organization as it allows us to have a workforce that is representative of the communities we serve and is critical to our sustained success and growth. We proactively seek out a diverse candidate pool during the recruitment process across all levels. We are focused on identifying, supporting, and promoting qualified diverse candidates in leadership roles. As of December 31, 2022, our combined middle, senior, and executive management levels were 47% diverse and our total workforce was 67% diverse. For the purpose of reporting the aforementioned data, we acknowledge diverse individuals as those who are identified as women, or as being racially/ethnically diverse.

Our commitment to creating an inclusive, diverse environment through embracing different skills, backgrounds, and perspectives, both in our communities and at work is demonstrated through our DEI Strategy and Operating Plan. This plan encompasses four focus areas, workplace inclusion, workforce diversity, community engagement, and supplier diversity. We execute this strategy and operating plan in multiple ways. Our Chief Diversity, Equity, Inclusion and Culture Officer ensures Diversity, Equity, and Inclusion perspectives are an integral part of executive decisions made at Huntington. This is achieved by measuring and socializing progress on diversity across our footprint and providing diversity and inclusion programs to our colleagues. In addition, we have Inclusion Councils, Business Resource Groups and Communities of Practice to support our commitment to engage, develop, retain, and attract top diverse talent. Inclusion Councils are voluntary, colleague driven regional and office-specific councils that focus on an inclusive, respectful, and supportive environment for all colleagues. The Business Resource Groups are voluntary, colleague-driven groups organized around a shared interest or common diversity dimension, each sponsored by a senior executive. The Communities of Practice are colleague-led, volunteer affinity groups which share information and experiences with fellow members. All of these are important components to our inclusion strategy and deliver content throughout the year.

Governance

Our Board of Directors and ELT are committed to executing on our long-term vision and aligning our strategic objectives with the interests of our stakeholders. Our Board members are accomplished leaders from diverse backgrounds, bringing the perspectives, skills, and experience necessary to use independent judgment that will effectively challenge and drive continued success. Our Board members approve the strategy, risk appetite, and ethical standards for the entire organization, and our ELT ensures our business and enterprise functions operate with high legal, ethical, and moral standards through clearly stated policies and procedures. Additionally, our leaders set the tone at the top and oversee compliance with our standards and direct the company's financial reporting and internal controls.

At the end of 2022, our Board consisted of 15 directors, comprised of our Chairman/President/CEO as well as our Huntington National Bank Chairman, and 13 independent directors. Our key risk and governance committees require at least three directors who are independent and are chaired by an independent director with the knowledge and expertise to lead the committee. As of December 31, 2022, our ELT and Board were 50% and 47% diverse, respectively.

Competition

We compete with other banks and financial services companies such as savings and loans, credit unions, and finance and trust companies, as well as mortgage banking companies, equipment and automobile financing companies (including captive automobile finance companies), insurance companies, mutual funds, investment advisors, brokerage firms, and non-bank lenders both within and outside of our primary market areas. Financial Technology Companies, or FinTechs, are also providing nontraditional, but increasingly strong, competition for our borrowers, depositors, and other customers.

We compete for loans primarily on the basis of value and service by building customer relationships through addressing our customers' entire suite of banking needs, demonstrating expertise, and providing convenience. We also consider the competitive pricing pressures in each of our markets.

We compete for deposits similarly on the basis of value and service and by providing convenience through a banking network of branches and ATMs within our markets and our website at www.huntington.com. We employ customer friendly practices, such as a $50 Safety Zone^sm, which prevents customers from being charged an overdraft fee if they overdraw by $50 or less, 24-Hour Grace® account feature for both commercial and consumer accounts, which gives customers an additional business day to cover overdrafts to their account without being charged overdraft fees, Early Pay, which allows customers with direct deposit availability to their paycheck up to two days early, Instant Access, which allows up to $500 of a check deposit available to customers immediately, and Asterisk-free checking where there is no cost to open and no monthly maintenance fees. In addition, customers can qualify for Standby Cash® based primarily on their checking deposit history, not their credit score, which provides a $100 to $500 short-term line of credit free with automatic payments, or a 1% monthly interest charge without automatic payments. Huntington also has created a feature called Money Scout^sm, which is a tool that analyzes a customer's spending habits and moves money that is not being used into that customer's savings account and have introduced tools including The Hub and Huntington Heads Up® to provide customers greater visibility and control over their financial future. These measures fall under our approach of "Fair Play Banking."

The table below shows our competitive ranking and market share based on deposits of FDIC-insured institutions as of June 30, 2022, in the top 10 MSAs in which we compete:

MSA	Rank	Deposits (in millions)	Market Share
Columbus, OH	1	$ 36,779	37 %
Detroit, MI	4	17,394	9
Cleveland, OH	2	14,486	12
Chicago, IL	12	9,112	2
Minneapolis-St. Paul, MN	5	6,523	3
Grand Rapids, MI	1	6,268	20
Akron, OH	1	5,487	27
Indianapolis, IN	5	5,329	6
Cincinnati, OH	4	4,649	3
Pittsburgh, PA	9	4,265	2

Source: FDIC.gov, based on June 30, 2022 survey.

Many of our nonfinancial institution competitors have fewer regulatory constraints, broader geographic service areas, greater capital, and, in some cases, lower cost structures. In addition, competition for quality customers has intensified as a result of changes in regulation, advances in technology and product delivery systems, and consolidation among financial service providers.

FinTechs continue to emerge in key areas of banking. In addition, larger established technology platform companies continue to evaluate, and in some cases, create businesses focused on banking products. We are closely monitoring activity in the marketplace to ensure that our products and services are technologically competitive. Further, we continue to invest in and evolve our innovation program to develop, incubate, and launch new products and services driving ongoing differentiated value for our customers. Our overall strategy involves an active corporate development program that seeks to identify partnership and possible investment opportunities in technology-driven companies that can augment our distribution and product capabilities.

Regulatory Matters

Regulatory Environment

The banking industry is highly regulated. We are subject to supervision, regulation, and examination by various federal and state regulators, including the Federal Reserve, OCC, SEC, CFPB, FDIC, FINRA, and various state regulatory agencies. The statutory and regulatory framework that governs us is generally intended to protect depositors and customers, the DIF, the U.S. banking and financial system, and financial markets as a whole.

Banking statutes, regulations, and policies are continually under review by Congress, state legislatures, and federal and state regulatory agencies. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters, and similar written guidance applicable to Huntington and its subsidiaries. Any change in the statutes, regulations, or regulatory policies applicable to us, including changes in their interpretation or implementation, could have a material effect on our business or organization.

Under the Tailoring Rules, Huntington and the Bank each qualify as a Category IV banking organization subject to the least restrictive of the requirements applicable to firms with $100 billion or more in total consolidated assets.

Our business, however, remains subject to extensive regulation and supervision. Furthermore, the U.S. banking agencies may issue additional rules to tailor the application of certain other regulatory requirements to BHCs and banks, including Huntington and the Bank.

We are also subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, both as administered by the SEC, as well as the rules of Nasdaq that apply to companies with securities listed on the Nasdaq Global Select Market.

The following discussion describes certain elements of the comprehensive regulatory framework applicable to us. This discussion is not intended to describe all laws and regulations applicable to Huntington, the Bank, and Huntington's other subsidiaries.

Huntington as a Bank Holding Company

Huntington is registered as a BHC with the Federal Reserve under the BHC Act and qualifies for and has elected to become a FHC under the GLBA. As an FHC, Huntington is permitted to engage in, and be affiliated with companies engaging in, a broader range of activities than those permitted for a BHC. BHCs are generally restricted to engaging in the business of banking, managing, or controlling banks, and certain other activities determined by the Federal Reserve to be closely related to banking. FHCs may also engage in activities that are considered to be financial in nature, as well as those incidental or complementary to financial activities, including underwriting, dealing, and making markets in securities, and making merchant banking investments in non-financial companies. Huntington and the Bank must each remain "well-capitalized" and "well managed" in order for Huntington to maintain its status as an FHC. In addition, the Bank must receive a CRA rating of at least "Satisfactory" at its most recent examination for Huntington to engage in the full range of activities permissible for FHCs.

Huntington is subject to primary supervision, regulation, and examination by the Federal Reserve, which serves as the primary regulator of our consolidated organization. The primary regulators of our non-bank subsidiaries directly regulate the activities of those subsidiaries, with the Federal Reserve exercising a supervisory role. Such non-bank subsidiaries include, for example, broker-dealers and investment advisers both registered with the SEC.

The Bank as a National Bank

The Bank is a national banking association chartered under the laws of the United States. As a national bank, the activities of the Bank are limited to those specifically authorized under the National Bank Act and OCC regulations. The Bank is subject to comprehensive primary supervision, regulation, and examination by the OCC. As a member of the DIF, the Bank is also subject to regulation and examination by the FDIC.

Supervision, Examination and Enforcement

A principal objective of the U.S. bank regulatory regime is to protect depositors and customers, the DIF, the U.S. banking and financial system, and financial markets as a whole by ensuring the financial safety and soundness of BHCs and banks, including Huntington and the Bank. Bank regulators regularly examine the operations of BHCs and banks. In addition, BHCs and banks are subject to periodic reporting and filing requirements.

The Federal Reserve, OCC, and FDIC have broad supervisory and enforcement authority with regard to BHCs and banks, including the power to conduct examinations and investigations, impose nonpublic supervisory agreements, issue cease and desist orders, impose fines and other civil and criminal penalties, terminate deposit insurance, and appoint a conservator or receiver. In addition, Huntington, the Bank, and other Huntington subsidiaries are subject to supervision, regulation, and examination by the CFPB, which is the primary administrator of most federal consumer financial statutes and Huntington's primary consumer financial regulator. Supervision and examinations are confidential, and the outcomes of these actions may not be made public.

Bank regulators have various remedies available if they determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of a banking organization's operations are unsatisfactory. The regulators may also take action if they determine that the banking organization or its management is violating or has violated any law or regulation. The regulators have the power to, among other things, prohibit unsafe or unsound practices, require affirmative actions to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, and terminate deposit insurance.

Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations, and supervisory agreements could subject the Company, its subsidiaries, and their respective officers, directors, and institution-affiliated parties to the remedies described above, and other sanctions. In addition, the FDIC may terminate a bank's deposit insurance upon a finding that the bank's financial condition is unsafe or unsound or that the bank has engaged in unsafe or unsound practices or has violated an applicable rule, regulation, order, or condition enacted or imposed by the bank's regulatory agency.

Huntington is subject to the Federal Reserve's LFI Rating System, to align its supervisory rating system, which places a greater emphasis on capital and liquidity, including related planning and risk management practices as compared to the supervisory rating system applicable to smaller BHCs. These ratings will remain confidential.

Bank Acquisitions by Huntington

BHCs, such as Huntington, must obtain prior approval of the Federal Reserve in connection with any acquisition that results in the BHC owning or controlling 5% or more of any class of voting securities of a bank or another BHC.

Acquisitions of Ownership of the Company

Acquisitions of Huntington's voting stock above certain thresholds are subject to prior regulatory notice or approval under federal banking laws, including the BHC Act and the Change in Bank Control Act of 1978. Under the Change in Bank Control Act, a person or entity generally must provide prior notice to the Federal Reserve before acquiring the power to vote 10% or more of our outstanding common stock. Investors should be aware of these requirements when acquiring shares in our stock.

Interstate Banking

Under the Riegle-Neal Act, a BHC may acquire banks in states other than its home state, subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the BHC not control, prior to or following the proposed acquisition, more than 10% of the total amount of deposits of insured depository institutions nationwide or, unless the acquisition is the BHC's initial entry into the state, more than 30% of such deposits in the state (or such lesser or greater amount set by the state). The Riegle-Neal Act also authorizes banks to merge across state lines, thereby creating interstate branches. A national bank, such as the Bank, with the approval of the OCC may open a branch in any state if the law of that state would permit a state bank chartered in that state to establish the branch.

Regulatory Capital Requirements

Huntington and the Bank are subject to certain risk-based capital and leverage ratio requirements under the U.S. Basel III capital rules adopted by the Federal Reserve, for Huntington, and by the OCC, for the Bank. These rules implement the Basel III international regulatory capital standards in the United States, as well as certain provisions of the Dodd-Frank Act. These quantitative calculations are minimums, and the Federal Reserve and OCC may determine that a banking organization, based on its size, complexity, or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner.

Under the U.S. Basel III capital rules, Huntington's and the Bank's assets, exposures, and certain off-balance sheet items are subject to risk weights used to determine the institutions' risk-weighted assets. These risk-weighted assets are used to calculate the following minimum capital ratios for Huntington and the Bank:

- **CET1 Risk-Based Capital Ratio**, equal to the ratio of CET1 capital to risk-weighted assets. CET1 capital primarily includes common shareholders' equity subject to certain regulatory adjustments and deductions, including goodwill, intangible assets, certain deferred tax assets, and AOCI.

- **Tier 1 Risk-Based Capital Ratio**, equal to the ratio of Tier 1 capital to risk-weighted assets. Tier 1 capital is primarily comprised of CET1 capital, perpetual preferred stock, and certain qualifying capital instruments.

- **Total Risk-Based Capital Ratio**, equal to the ratio of total capital, including CET1 capital, Tier 1 capital, and Tier 2 capital, to risk-weighted assets. Tier 2 capital primarily includes qualifying subordinated debt and qualifying ALLL. Tier 2 capital also includes, among other things, certain trust preferred securities.

- **Tier 1 Leverage Ratio**, equal to the ratio of Tier 1 capital to quarterly average assets (net of goodwill, certain other intangible assets, and certain other deductions).

Huntington and the Bank elected to temporarily delay certain effects of CECL on regulatory capital until January 1, 2022 pursuant to a rule that allowed BHCs and banks to delay for two years 100% of the day-one impact of adopting CECL and 25% of the cumulative change in the reported allowance for credit losses since adopting CECL. As of December 31, 2022, we have phased in 25% of the cumulative CECL deferral with the remaining impact to be recognized through the first quarter 2025.

The total minimum regulatory capital ratios and well-capitalized minimum ratios are reflected in the table below in this section. The Federal Reserve has not yet revised the well-capitalized standard for BHCs to reflect the higher capital requirements imposed under the U.S. Basel III capital rules. For purposes of the Federal Reserve's Regulation Y, including determining whether a BHC meets the requirements to be an FHC, BHCs, such as Huntington, must maintain a Tier 1 Risk-Based Capital Ratio of 6.0% or greater and a Total Risk-Based Capital Ratio of 10.0% or greater. If the Federal Reserve were to apply the same or a very similar well-capitalized standard to BHCs as that applicable to the Bank, Huntington's capital ratios as of December 31, 2022, would exceed such revised well-capitalized standard. The Federal Reserve may require BHCs, including Huntington, to maintain capital ratios substantially in excess of mandated minimum levels, depending upon general economic conditions and a BHC's particular condition, risk profile, and growth plans.

Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. Failure to be well-capitalized or to meet minimum capital requirements could also result in restrictions on Huntington's or the Bank's ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications.

In addition to meeting the minimum capital requirements, under the U.S. Basel III capital rules, Huntington and the Bank must maintain the applicable capital buffer (SCB or CCB) requirements to avoid becoming subject to restrictions on capital distributions and certain discretionary bonus payments to management. Huntington is subject to a SCB of 3.3% effective for the period October 1, 2022 through September 30, 2023. Please refer to the SCB Requirements section below for further details. The Bank is subject to a CCB of 2.5%. The Tier 1 Leverage Ratio is not impacted by the SCB or CCB, and a banking institution may be considered well-capitalized while remaining out of compliance with the SCB or CCB.

The following table presents the minimum regulatory capital ratios, minimum ratio plus the capital buffer, and well-capitalized minimums compared with Huntington's and the Bank's regulatory capital ratios as of December 31, 2022, calculated using the regulatory capital methodology applicable as of the end of 2022.

		Minimum Regulatory Capital Ratio	Minimum Ratio + Capital Buffer (1)	Well-Capitalized Minimums (2)	At December 31, 2022 Actual
Ratios:					
CET1 risk-based capital ratio	Consolidated	4.50 %	7.80 %	N/A	9.36 %
	Bank	4.50	7.00	6.50 %	9.98
Tier 1 risk-based capital ratio	Consolidated	6.00	9.30	6.00	10.90
	Bank	6.00	8.50	8.00	10.83
Total risk-based capital ratio	Consolidated	8.00	11.30	10.00	13.09
	Bank	8.00	10.50	10.00	12.47
Tier 1 leverage ratio	Consolidated	4.00	N/A	N/A	8.60
	Bank	4.00	N/A	5.00	8.54

(1) Reflects a SCB of 3.3% for Huntington and CCB of 2.5% for the Bank.
(2) Reflects the well-capitalized standard applicable to Huntington under Federal Reserve Regulation Y and the well-capitalized standard applicable to the Bank.

Huntington has the ability to provide additional capital to the Bank to maintain the Bank's risk-based capital ratios at levels which would be considered well-capitalized.

As of December 31, 2022, Huntington's and the Bank's regulatory capital ratios were above the well-capitalized standards and met the applicable capital buffer requirements.

Liquidity Requirements

Under the Capital and Liquidity Tailoring Rule, Huntington, as a Category IV banking organization with less than $50 billion in weighted short-term wholesale funding, is exempt from the LCR and net stable funding ratio requirements but will continue to be subject to internal liquidity stress tests and standards.

Enhanced Prudential Standards

Under the Dodd-Frank Act, as modified by the Economic Growth Act, BHCs with consolidated assets of more than $100 billion, such as Huntington, are currently subject to certain enhanced prudential standards. As a result, Huntington is subject to more stringent standards, including liquidity and capital requirements, leverage limits, stress testing, resolution planning, and risk management standards, than those applicable to smaller institutions. Certain larger banking organizations are subject to additional enhanced prudential standards.

As discussed in the Regulatory Environment section above, under the EPS Tailoring Rule, Huntington, as a Category IV banking organization, is subject to the least restrictive enhanced prudential standards applicable to firms with $100 billion or more in total consolidated assets. As compared to enhanced prudential standards that were applicable to Huntington, under the EPS Tailoring Rule, Huntington is no longer subject to company-run stress testing requirements and is subject to supervisory stress tests every other year (as opposed to annually), less frequent internal liquidity stress tests, and reduced liquidity risk management requirements.

Capital Planning and Stress Testing

Huntington is required to develop, maintain, and submit to the Federal Reserve a capital plan every year, which is subject to supervisory review in connection with the Federal Reserve's CCAR process. Huntington is required to include within its capital plan an assessment of the expected uses and sources of capital and a description of all planned capital actions over the nine-quarter planning horizon, a detailed description of the process for assessing capital adequacy, its capital policy, and a discussion of any expected changes to its business plan that are likely to have a material impact on its capital adequacy. Under the stress buffer requirements final rule adopted in 2020, the CCAR process is used to determine a BHC's SCB requirement. Please refer to the SCB Requirements section below for further details.

The Federal Reserve expects BHCs subject to CCAR, such as Huntington, to have sufficient capital to withstand a highly adverse operating environment and to be able to continue operations, maintain ready access to funding, meet obligations to creditors and counterparties, and serve as credit intermediaries. In addition, the Federal Reserve evaluates the planned capital actions of these BHCs, including planned capital distributions such as dividend payments or stock repurchases. This involves a quantitative assessment of capital based on supervisory-run stress tests that assess the ability to maintain capital levels above certain minimum ratios, after taking all capital actions included in a BHC's capital plan, under baseline and stressful conditions throughout the nine-quarter planning horizon. As part of CCAR, the Federal Reserve evaluates whether BHCs have sufficient capital to continue operations throughout times of economic and financial market stress and whether they have robust, forward-looking capital planning processes that account for their unique risks. We are generally prohibited from making a capital distribution unless, after giving effect to the distribution, we will meet all minimum regulatory capital ratios. Huntington may increase its capital distributions in excess of the amount included in their capital plan without seeking prior approval from the Federal Reserve as long as it otherwise complies with the automatic restrictions on distributions under the Federal Reserve's capital rules.

While the Federal Reserve is no longer allowed to object to the capital plan of a large and non-complex BHC, such as Huntington, on a qualitative, as opposed to quantitative, basis, the Federal Reserve may evaluate the strength of Huntington's qualitative capital planning process through the regular supervisory process and targeted horizontal reviews of particular aspects of capital planning. In addition, under the stress buffer requirements final rule adopted in 2020, the Federal Reserve may no longer object to capital plans of BHCs, including Huntington, on a quantitative basis. Please refer to the SCB Requirements section below for further details.

SCB Requirements

In 2020, the Federal Reserve issued a final rule to integrate its annual capital planning and stress testing requirements with certain ongoing regulatory capital requirements. The final rule applies to certain BHCs, including Huntington, and introduces a stress capital buffer and related changes to the capital planning and stress testing processes.

For risk-based capital requirements, Huntington, as a large BHC, is provided an SCB by the Federal Reserve that is determined annually based on the greater of (i) the difference between its starting and minimum projected CET1 Risk-Based Capital Ratio under the severely adverse scenario in the supervisory stress test, plus the sum of the dollar amount of Huntington's planned common stock dividends for each of the fourth through seventh quarters of the planning horizon as a percentage of risk-weighted assets, or (ii) 2.5%. Effective for the period of October 1, 2022 through September 20, 2023, Huntington's SCB is 3.3%, an increase from its previous SCB of 2.5%.

The final rule also makes related changes to the capital planning and stress testing process. Among other changes, the revised capital plan rule eliminates the assumption that Huntington's balance sheet assets would increase over the planning horizon. In addition, provided that Huntington is otherwise in compliance with automatic restrictions on distributions under the Federal Reserve's capital rules, Huntington will no longer be required to seek prior approval to make capital distributions in excess of those included in its capital plan.

Restrictions on Dividends

Huntington is a legal entity separate and distinct from its banking and non-banking subsidiaries. Since our consolidated net income consists largely of net income of Huntington's subsidiaries, our ability to make capital distributions, including paying dividends and repurchasing shares, depends upon our receipt of dividends from these subsidiaries. Under federal law, there are various limitations on the extent to which the Bank can declare and pay dividends to Huntington, including those related to regulatory capital requirements, general regulatory oversight to prevent unsafe or unsound practices, and federal banking law requirements concerning the payment of dividends out of net profits, surplus, and available earnings. Certain contractual restrictions also may limit the ability of the Bank to pay dividends to Huntington. No assurances can be given that the Bank will, in any circumstances, pay dividends to Huntington.

Huntington's ability to declare and pay dividends to our shareholders is similarly limited by federal banking law and Federal Reserve regulations and policy. As discussed in the Capital Planning section above, a BHC may pay dividends and repurchase stock only in accordance with a capital plan that has been reviewed by the Federal Reserve and as to which the Federal Reserve has not objected.

Huntington and the Bank must maintain the applicable capital buffer requirements to avoid becoming subject to restrictions on capital distributions, including dividends. For more information on the capital buffer requirements, see the SCB Requirements and the Regulatory Capital Requirements sections above.

Federal Reserve policy provides that a BHC generally should not pay dividends unless (1) the BHC's net income over the last four quarters (net of dividends paid) is sufficient to fully fund the dividends, (2) the prospective rate of earnings retention appears consistent with the capital needs, asset quality, and overall financial condition of the BHC and its subsidiaries, and (3) the BHC will continue to meet minimum required capital adequacy ratios. Accordingly, a BHC should not pay cash dividends that can only be funded in ways that weaken the BHC's financial health, such as by borrowing. A BHC should inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the BHC's capital structure. BHCs should also consult with the Federal Reserve before increasing dividends or redeeming or repurchasing capital instruments. Additionally, the Federal Reserve could prohibit or limit the payment of dividends by a BHC if it determines that payment of the dividend would constitute an unsafe or unsound practice.

Volcker Rule

Under the Volcker Rule, we are prohibited from (1) engaging in short-term proprietary trading for our own account and (2) having certain ownership interests in and relationships with hedge funds or private equity funds (covered funds). The Volcker Rule regulations contain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, and also permit certain ownership interests in certain types of covered funds to be retained. They also permit the offering and sponsoring of covered funds under certain conditions. The Volcker Rule regulations impose significant compliance and reporting obligations on banking entities, such as Huntington. We have put in place the compliance programs required by the Volcker Rule and have either divested or received extensions for any holdings in illiquid covered funds.

Resolution Planning

As a Category IV banking organization, Huntington is not required to submit a resolution plan to the Federal Reserve. As an insured depository institution, the Bank is required by FDIC regulation to file a resolution plan on a triennial basis. This requirement had been suspended since 2018, but the FDIC announced in June 2021 that it would resume requiring bank level resolution plans for large banks, including the Bank, and bank-level resolution plans will have more streamlined content requirements. During 2021, the Bank was informed by the FDIC that its next resolution plan was due on or before December 1, 2022. The Bank submitted its resolution plan to the FDIC on November 30, 2022, which is currently under review.

Source of Strength

Huntington is required to serve as a source of financial and managerial strength to the Bank and, under appropriate conditions, to commit resources to support the Bank. This support may be required by the Federal Reserve at times when we might otherwise determine not to provide it or when doing so is not otherwise in the interests of Huntington or our shareholders or creditors. The Federal Reserve may require a BHC to make capital injections into a troubled subsidiary bank and may charge the BHC with engaging in unsafe and unsound practices if the BHC fails to commit resources to such a subsidiary bank or if it undertakes actions that the Federal Reserve believes might jeopardize the BHC's ability to commit resources to such subsidiary bank.

Under these requirements, Huntington may in the future be required to provide financial assistance to the Bank should it experience financial distress. Capital loans by Huntington to the Bank would be subordinate in right of payment to deposits and certain other debts of the Bank. In the event of Huntington's bankruptcy, any commitment by Huntington to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee and entitled to a priority of payment.

FDIC as Receiver or Conservator of Huntington

Upon the insolvency of an insured depository institution, such as the Bank, the FDIC may be appointed as the conservator or receiver of the institution. Under the Orderly Liquidation Authority, upon the insolvency of a BHC, such as Huntington, the FDIC may be appointed as conservator or receiver of the BHC, if certain findings are made by the FDIC, the Federal Reserve, and the Secretary of the Treasury, in consultation with the President. Acting as a conservator or receiver, the FDIC would have broad powers to transfer any assets or liabilities of the institution without the approval of the institution's creditors.

Depositor Preference

The FDIA provides that, in the event of the liquidation or other resolution of an insured depository institution, including the Bank, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver would have priority over other general unsecured claims against the institution. If the Bank were to fail, insured and uninsured depositors, along with the FDIC, would have priority in payment ahead of unsecured, non-deposit creditors, including Huntington, with respect to any extensions of credit they have made to such insured depository institution.

Transactions between a Bank and its Affiliates

Federal banking laws and regulations impose qualitative standards and quantitative limitations upon certain transactions between a bank and its affiliates, including between a bank and its holding company and companies that the BHC may be deemed to control for these purposes. Transactions covered by these provisions must be on arm's-length terms and cannot exceed certain amounts which are determined with reference to the Bank's regulatory capital. Moreover, if the transaction is a loan or other extension of credit, it must be secured by collateral in an amount and quality expressly prescribed by statute, and if the affiliate is unable to pledge sufficient collateral, the BHC may be required to provide it. The Dodd-Frank Act expanded the coverage and scope of these regulations, including by applying them to the credit exposure arising under derivative transactions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. Federal banking laws also place similar restrictions on loans and other extensions of credit by FDIC-insured banks, such as the Bank, and their subsidiaries to their directors, executive officers, and principal shareholders.

Lending Standards and Guidance

The federal bank regulatory agencies have adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all insured depository institutions, such as the Bank, must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval, and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulatory agencies' Interagency Guidelines for Real Estate Lending Policies.

Heightened Governance and Risk Management Standards

The OCC has published guidelines to set expectations for the governance and risk management practices of certain large financial institutions, including the Bank. The guidelines require covered institutions to establish and adhere to a written governance framework in order to manage and control their risk-taking activities. In addition, the guidelines provide standards for the institutions' boards of directors to oversee the risk governance framework. As discussed in the "Risk Management and Capital" section of the MD&A, the Bank currently has a written governance framework and associated controls.

Anti-Money Laundering

The Bank Secrecy Act and the Patriot Act contain anti-money laundering and financial transparency provisions intended to detect and prevent the use of the U.S. financial system for money laundering and terrorist financing activities. The Bank Secrecy Act, as amended by the Patriot Act, requires depository institutions and their holding companies to undertake activities including maintaining an AML program, verifying the identity of customers, verifying the identity of certain beneficial owners for legal entity customers, monitoring for and reporting suspicious transactions, reporting on cash transactions exceeding specified thresholds, and responding to requests for information by regulatory authorities and law enforcement agencies. The Bank is subject to the Bank Secrecy Act and, therefore, is required to provide its employees with AML training, designate an AML compliance officer, and undergo an annual, independent audit to assess the effectiveness of its AML program. The Bank has implemented policies, procedures, and internal controls that are designed to comply with these AML requirements. Bank regulators are focusing their examinations on AML compliance, and we will continue to monitor and augment, where necessary, our AML compliance programs. The federal banking agencies are required, when reviewing bank and BHC acquisition or merger applications, to take into account the effectiveness of the AML activities of the applicant.

The Anti-Money Laundering Act of 2020, enacted on January 1, 2021 as part of the National Defense Authorization Act, does not directly impose new requirements on banks, but requires the U.S. Treasury to issue National Anti-Money Laundering and Countering the Financing of Terrorism Priorities, and conduct studies and issue regulations that may, over the next few years, significantly alter some of the due diligence, recordkeeping and reporting requirements that the Bank Secrecy Act and Patriot Act impose on banks. The Anti-Money Laundering Act of 2020 also contains provisions that promote increased information-sharing and use of technology and increases penalties for violations of the Bank Secrecy Act and includes whistleblower incentives, both of which could increase the prospect of regulatory enforcement.

OFAC Regulation

OFAC is responsible for administering economic sanctions that affect transactions with designated foreign countries, nationals, and others, as defined by various Executive Orders and in various legislation. OFAC-administered sanctions take many different forms. For example, sanctions may include: (1) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on U.S. persons engaging in financial transactions relating to, making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) a blocking of assets in which the government or "specially designated nationals" of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction, including property in the possession or control of U.S. persons. OFAC also publishes lists of persons, organizations, and countries suspected of aiding, harboring, or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Blocked assets, for example property and bank deposits, cannot be paid out, withdrawn, set off, or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Data Privacy

Federal and state law contains extensive consumer privacy protection provisions. The GLBA requires financial institutions to periodically disclose their privacy policies and practices relating to sharing such information and enables retail customers to opt out of our ability to share information with unaffiliated third parties under certain circumstances. Other federal and state laws and regulations impact our ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. These security and privacy policies and procedures for the protection of personal and confidential information are in effect across all businesses and geographic locations as applicable. Federal law also makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

Data privacy and data protection are areas of increasing state legislative focus. For example, in June 2018, the Governor of California signed into law the CCPA. The CCPA, which became effective on January 1, 2020, applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CCPA gives consumers the right to request disclosure of information collected about them, and whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of the consumer's personal information, and the right not to be discriminated against for exercising these rights. The CCPA contains several exemptions, including that many, but not all, requirements of the CCPA are inapplicable to information that is collected, processed, sold, or disclosed pursuant to the GLBA. California voters also recently passed the CPRA, which took effect on January 1, 2023, and significantly modifies the CCPA, including imposing additional obligations on covered companies and expanding California consumers' rights with respect to certain sensitive personal information. On July 8, 2022, the CPPA commenced formal rulemaking to adopt regulations to implement the CPRA. However, regulations did not come into effect prior to the CPRA's effective date. The CPPA has stated that the earliest proposed regulations could be in effect is April 2023, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply with the regulations. In California, the CCPA, the CPRA, and upcoming regulations may be interpreted or applied in a manner inconsistent with our understanding. Numerous other states have also enacted or are in the process of enacting state-level privacy, data protection and/or data security laws and regulations. The federal government may also pass additional data privacy or data protection legislation, including possible amendment of the GLBA.

Like other lenders, the Bank and other of our subsidiaries use credit bureau data in their underwriting activities. Use of such data is regulated under the FCRA, and the FCRA also regulates reporting information to credit bureaus, prescreening individuals for credit offers, sharing of information between affiliates, and using affiliate data for marketing purposes. Similar state laws may impose additional requirements on us and our subsidiaries.

FDIC Insurance

The DIF provides insurance coverage for certain deposits, up to a standard maximum deposit insurance amount of $250,000 per depositor and is funded through assessments on insured depository institutions, based on the risk each institution poses to the DIF. The Bank accepts customer deposits that are insured by the DIF and, therefore, must pay insurance premiums. The FDIC may increase the Bank's insurance premiums based on various factors, including the FDIC's assessment of its risk profile.

The FDIC also requires large insured depository institutions, including the Bank, to maintain enhanced deposit account recordkeeping and related information technology system capabilities to facilitate prompt payment of insured deposits if such an institution were to fail.

The FDIC, as required under the FDIA, established a plan on September 15, 2020, to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35% within eight years. This plan did not include an increase in the deposit insurance assessment rate. Based on the FDIC's recent projections, however, the FDIC determined that the DIF reserve ratio is at risk of not reaching the statutory minimum by the statutory deadline of September 30, 2028 without increasing the deposit insurance assessment rates. In October 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning on January 1, 2023. The FDIC also concurrently maintained the Designated Reserve Ratio for the DIF at 2%.

Compensation

Our compensation practices are subject to oversight by the Federal Reserve and, with respect to some of our subsidiaries and employees, by other financial regulatory bodies. The scope and content of compensation regulation in the financial industry are continuing to develop, and we expect that these regulations and resulting market practices will continue to evolve over a number of years.

The federal bank regulatory agencies have issued joint guidance on executive compensation designed to ensure that the incentive compensation policies of banking organizations, such as Huntington and the Bank, do not encourage imprudent risk taking and are consistent with the safety and soundness of the organization. The SEC also finalized a rule that directs stock exchanges to require listed companies to implement clawback policies to recover incentive-based compensation from current or former executive officers in the event of certain financial restatements and requires companies to disclose their clawback policies and their actions under those policies.

Cybersecurity

The GLBA requires financial institutions to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information.

The CISA is intended to improve cybersecurity in the United States by enhanced sharing of information about security threats among the U.S. government and private sector entities, including financial institutions. The CISA also authorizes companies to monitor their own systems notwithstanding any other provision of law and allows companies to carry out defensive measures on their own systems from cyber-attacks. The law includes liability protections for companies that share cyber threat information with third parties so long as such sharing activity is conducted in accordance with CISA.

In addition, effective April 1, 2022, the Federal Reserve, OCC and FDIC issued a rule that, among other things, requires a banking organization to notify its primary federal regulators within 36 hours after identifying a "computer-security incident" that the banking organization believes in good faith could materially disrupt, degrade or impair its business or operations in a manner that would, among other things, jeopardize the viability of its operations, result in customers being unable to access their deposit and other accounts, result in a material loss of revenue, profit or franchise value, or pose a threat to the financial stability of the United States.

Community Reinvestment Act

The CRA is intended to encourage banks to help meet the credit needs of their service areas, including low- and moderate-income neighborhoods, consistent with safe and soundness practices. The relevant federal bank regulatory agency, the OCC in the Bank's case, examines each bank and assigns it a public CRA rating. A bank's record of fair lending compliance is part of the resulting CRA examination report.

The CRA requires the relevant federal bank regulatory agency to consider a bank's CRA assessment when considering the bank's application to conduct certain mergers or acquisitions or to open or relocate a branch office. The Federal Reserve also must consider the CRA record of each subsidiary bank of a BHC in connection with any acquisition or merger application filed by the BHC. An unsatisfactory CRA record could substantially delay or result in the denial of an approval or application by Huntington or the Bank. The Bank received the highest possible overall CRA rating of "Outstanding" in its most recent examination.

In June 2022, the Federal Reserve, FDIC, and OCC issued a joint proposal to amend their regulations implementing the CRA. The proposed rules would materially revise the current CRA framework, including new assessment area requirements, new methods of calculating credit for lending, investment, and service activities, and additional data collection and reporting requirements. The proposed rule included analysis indicating a significant increase in the thresholds for large banks to receive "Outstanding" ratings in the future.

Debit Interchange Fees

We are subject to a statutory requirement that interchange fees for electronic debit transactions that are paid to or charged by payment card issuers, including the Bank, be reasonable and proportional to the cost incurred by the issuer. Interchange fees for electronic debit transactions are limited to 21 cents plus 0.05% of the transaction, plus an additional one cent per transaction fraud adjustment. These fees impose requirements regarding routing and exclusivity of electronic debit transactions. On October 3, 2022, the Federal Reserve finalized a rule that amends Regulation II to, among other things, specify that debit card issuers should enable all debit card transactions, including card-not-present transactions such as online payments, to be processed on at least two unaffiliated payment card networks. The final rule becomes effective July 1, 2023. As an issuer with over $10 billion in assets, Huntington is subject to Regulation II and will work to implement these new requirements.

Consumer Protection Regulation and Supervision

We are subject to supervision and regulation by the CFPB with respect to federal consumer protection laws. We are also subject to certain state consumer protection laws, and under the Dodd-Frank Act, state attorneys general and other state officials are empowered to enforce certain federal consumer protection laws and regulations. State authorities have increased their focus on and enforcement of consumer protection rules. These federal and state consumer protection laws apply to a broad range of our activities and to various aspects of our business and include laws relating to interest rates, fair lending, disclosures of credit terms and estimated transaction costs to consumer borrowers, debt collection practices, the use of and the provision of information to consumer reporting agencies, and the prohibition of unfair, deceptive, or abusive acts or practices in connection with the offer, sale, or provision of consumer financial products and services.

The CFPB has promulgated many mortgage-related final rules since it was established under the Dodd-Frank Act, including rules related to the ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, high-cost mortgage requirements, HMDA requirements, and appraisal and escrow standards for higher priced mortgages. The mortgage-related final rules issued by the CFPB have materially restructured the origination, servicing, and securitization of residential mortgages in the United States. These rules have impacted, and will continue to impact, the business practices of mortgage lenders, including the Company.

In January 2021, the OCC released a final rule that would require certain OCC-supervised banks to provide access to services, capital, and credit based on their risk assessment of individual customers, rather than broad-based decisions affecting whole categories or classes of customers, which includes requiring banks to make each financial service they offer available to all persons in the geographic market served by them on proportionally equal terms. The rule was scheduled to take effect on April 1, 2021, but the OCC has delayed the effective date indefinitely. However, the OCC announced that the next confirmed Comptroller of the Currency will review the final rule, and its future remains uncertain.

Available Information

We are subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, we file annual, quarterly, and current reports, proxy statements, and other information with the SEC. The SEC maintains an Internet web site that contains reports, proxy statements, and other information about issuers, like us, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information, including any related amendments, filed by us with, or furnished by us to, the SEC are also available free of charge at our Internet web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The address of the site is http://www.huntington.com. Except as specifically incorporated by reference into this Annual Report on Form 10-K, information on those web sites is not part of this report. You also should be able to inspect reports, proxy statements, and other information about us at the offices of the Nasdaq National Market at 33 Whitehall Street, New York, New York 10004.

Item 1A: Risk Factors

The risks and uncertainties listed below present risks that could have a material impact on Huntington's financial condition, the results of operations or its business. Some of these risks and uncertainties are interrelated and the occurrence of one or more of them may exacerbate the effect of others. The risks and uncertainties described below are not the only ones Huntington faces. Additional risks and uncertainties not presently known to Huntington or that Huntington believes to be immaterial may also adversely affect its business. Additionally refer to factors set forth under the caption "Forward-Looking Statements." For more information on how we manage risks, see discussion in the "Risk Governance" section of our MD&A.

In addition to the other information included or incorporated by reference into this report, readers should carefully consider that the following important factors, among others, could negatively impact our business, future results of operations, and future cash flows materially.

Credit Risks:

Our ACL level may prove to not be adequate or be negatively affected by credit risk exposures which could adversely affect our net income and capital.

Our business depends on the creditworthiness of our customers. Our ACL of $2.3 billion at December 31, 2022, represented management's estimate of the current expected losses in our loan and lease portfolio (ALLL) as well as our unfunded lending commitments (AULC). We regularly review our ACL for appropriateness. In doing so, we consider probability of default, loss given default and exposure at default depending on economic parameters for each month of the remaining contractual term of the credit exposure. The economic parameters are developed using available information relating to past events, current conditions, and reasonable and supportable forecasts. There is no certainty that our ACL will be appropriate over time to cover lifetime losses of the portfolio because of unanticipated adverse changes in the economy, market conditions, or events adversely affecting specific customers, industries, or markets. If the credit quality of our customer base materially decreases, if the risk profile of a market, industry, or group of customers changes materially, or if the ACL is not appropriate, our net income and capital could be materially adversely affected, which could have a material adverse effect on our financial condition and results of operations.

In addition, regulatory review of risk ratings and loan and lease losses may impact the level of the ACL and could have a material adverse effect on our financial condition and results of operations.

Weakness in economic conditions could adversely affect our business.

Continued economic uncertainty and a recessionary or stagnant economy could adversely affect our business, financial condition, and results of operations. Our performance could be negatively affected to the extent there is deterioration in business and economic conditions, including persistent inflation, rising interest rates, supply chain issues or labor shortages, which have direct or indirect material adverse impacts on us, our customers, and our counterparties. These conditions could result in one or more of the following:

- A decrease in the demand for loans and other products and services offered by us;
- A decrease in customer savings generally and in the demand for savings and investment products offered by us; and
- An increase in the number of customers and counterparties who become delinquent, file for protection under bankruptcy laws, or default on their loans or other obligations to us.
- An increase in the number of delinquencies, bankruptcies, or defaults could result in a higher level of NPAs, NCOs, provision for credit losses, and valuation adjustments on loans held for sale.

The markets we serve are dependent on industrial and manufacturing businesses and, thus, are particularly vulnerable to adverse changes in economic conditions affecting these sectors.

A U.S. government debt default would have a material adverse impact on our business and financial performance, including a decrease in the value of Treasury bonds and other government securities held by us, which could negatively impact the Bank's capital position and its ability to meet regulatory requirements. Other negative impacts could be volatile capital markets, an adverse impact on the U.S. economy and the U.S. dollar, as well as increased default rates among borrowers in light of increased economic uncertainty. Some of these impacts might occur even in the absence of an actual default but as a consequence of extended political negotiations around the threat of such a default and a government shutdown.

Market Risks:

Changes in interest rates could reduce our net interest income, reduce transactional income, and negatively impact the value of our loans, securities, and other assets. This could have an adverse impact on our cash flows, financial condition, results of operations, and capital.

Our results of operations depend substantially on net interest income, which is the difference between interest earned on interest earning assets (such as investments and loans) and interest paid on interest bearing liabilities (such as deposits and borrowings). Interest rates are highly sensitive to many factors, including governmental monetary policies, inflation, and domestic and international economic and political conditions. Conditions such as inflation, deflation, recession, unemployment, money supply, and other factors beyond our control may also affect interest rates. In addition, decisions by the Federal Reserve to increase or reduce the size of its balance sheet or to engage in tapering its purchase of assets may also affect interest rates. If our interest earning assets mature or reprice faster than interest bearing liabilities in a declining interest rate environment, net interest income could be materially adversely impacted. Likewise, if interest bearing liabilities mature or reprice more quickly than interest earning assets in a rising interest rate environment, net interest income could be adversely impacted.

Changes in interest rates can affect the value of loans, securities, assets under management, and other assets, including mortgage servicing rights. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans and leases may lead to an increase in NPAs and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. When we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. However, we continue to incur interest expense as a cost of funding NALs without any corresponding interest income. In addition, transactional income, including trust income, brokerage income, and gain on sales of loans can vary significantly from period-to-period based on a number of factors, including the interest rate environment. A decline in interest rates along with a flattening yield curve limits our ability to reprice deposits given the current historically low level of interest rates and could result in declining net interest margins if longer duration assets reprice faster than deposits.

Rising interest rates reduce the value of our fixed-rate securities. Any unrealized loss from these portfolios impacts OCI, shareholders' equity, and the Tangible Common Equity ratio. Any realized loss from these portfolios impacts regulatory capital ratios. In a rising interest rate environment, pension and other post-retirement obligations somewhat mitigate negative OCI impacts from securities and financial instruments. For more information, refer to "Market Risk" of the MD&A.

Certain investment securities, notably mortgage-backed securities, are sensitive to rising and falling rates. Generally, when rates rise, prepayments of principal and interest will decrease, and the duration of mortgage-backed securities will increase. Conversely, when rates fall, prepayments of principal and interest will increase, and the duration of mortgage-backed securities will decrease. In either case, interest rates have a significant impact on the value of mortgage-backed securities.

MSR fair values are sensitive to movements in interest rates, as expected future net servicing income depends on the projected outstanding principal balances of the underlying loans, which can be reduced by prepayments. Prepayments usually increase when mortgage interest rates decline and decrease when mortgage interest rates rise.

In addition to volatility associated with interest rates, the Company also has exposure to equity markets related to the investments within the benefit plans and other income from client-based transactions.

Inflation could negatively impact our business, our profitability, and our stock price.

Prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including increasing funding costs and expense related to talent acquisition and retention. Additionally, inflation may lead to a decrease in consumer and clients' purchasing power and negatively affect the need or demand for our products and services. If significant inflation continues, our business could be negatively affected by, among other things, increased default rates leading to credit losses which could decrease our appetite for new credit extensions. These inflationary pressures could result in missed earnings and budgetary projections causing our stock price to suffer.

Industry competition may have an adverse effect on our success.

Our profitability depends on our ability to compete successfully. We operate in a highly competitive environment, and we expect competition to intensify. Certain of our competitors are larger and have more resources than we do, enabling them to be more aggressive than us in competing for loans and deposits. In our market areas, we face competition from other banks and financial service companies that offer similar services. Some of our non-bank competitors are not subject to the same extensive regulations we are and, therefore, may have greater flexibility in competing for business. Technological advances have made it possible for our non-bank competitors to offer products and services that traditionally were banking products and for financial institutions and other companies to provide electronic and internet-based financial solutions, including mobile payments, online deposit accounts, electronic payment processing, and marketplace lending, without having a physical presence where their customers are located. Legislative or regulatory changes also could lead to increased competition in the financial services sector. For example, the Economic Growth Act and the Tailoring Rules reduce the regulatory burden of certain large BHCs and raise the asset thresholds at which more onerous requirements apply, which could cause certain large BHCs to become more competitive or to more aggressively pursue expansion. Our ability to compete successfully depends on a number of factors, including customer convenience, quality of service by investing in new products and services, electronic platforms, personal contacts, pricing, and range of products. If we are unable to successfully compete for new customers and retain our current customers, our business, financial condition, or results of operations may be adversely affected. In particular, if we experience an outflow of deposits as a result of our customers seeking investments with higher yields or greater financial stability, or a desire to do business with our competitors, we may be forced to rely more heavily on borrowings and other sources of funding to operate our business and meet withdrawal demands, thereby adversely affecting our net interest margin. For more information, refer to "Competition" section of Item 1: Business.

The transition away from LIBOR may adversely affect our business.

Central banks around the world, including the Federal Reserve, have commissioned committees and working groups of market participants and official sector representatives to replace LIBOR and replace or reform other interest rate benchmarks. The publication of most LIBOR rates ceased as of the end of December 2021, while certain U.S. dollar LIBOR tenors are expected to continue to be published until June 30, 2023.

A transition away from the widespread use of LIBOR to alternative rates and other potential interest rate benchmark reforms has begun and will continue over the course of the next few years. These reforms may cause such rates to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted.

A group of market participants convened by the Federal Reserve, the Alternative Reference Rate Committee (ARRC), has selected SOFR as its recommended alternative to LIBOR. The Federal Reserve Bank of New York started to publish SOFR in April 2018. SOFR is a broad measure of the cost of overnight borrowings collateralized by Treasury securities that was selected by the ARRC due to the depth and robustness of the U.S. Treasury repurchase market. In January of 2020, Huntington was added as an ARRC member. The passage of the Adjustable Interest Rate (LIBOR) Act by Congress, and the Federal Reserve's implementing rule, should decrease the risk of contracts that are not remediated prior to the cessation deadline by providing the terms for a transition to SOFR.

The market transition away from LIBOR to an alternative reference rate, such as SOFR, is complex and could have a range of adverse effects on our business, financial condition, and results of operations. In particular, any such transition could:

- Adversely affect the interest rates paid or received on, the revenue and expenses associated with or the value of Huntington's LIBOR-based assets and liabilities, which include certain variable rate loans, Huntington's Series B preferred stock, certain of Huntington's junior subordinated debentures, certain of the Bank's senior notes and certain other securities or financial arrangements;
- Adversely affect the interest rates paid or received on, the revenue and expenses associated with or the value of other securities or financial arrangements, given LIBOR's role in determining market interest rates globally;
- Prompt inquiries or other actions from regulators in respect of Huntington's preparation and readiness for the replacement of LIBOR with an alternative reference rate; and
- Result in disputes, litigation, or other actions with counterparties regarding the interpretation and enforceability of certain fallback language in LIBOR-based contracts and securities.

Huntington implemented a LIBOR transition plan in 2018. As of December 31, 2021, the company ceased issuance of new LIBOR loans. Alternative reference rates at this time are predominantly SOFR-based. Systems, products, and analytics have been effectively transitioned away from LIBOR and are utilizing alternative reference rates. Remaining LIBOR transition project activities include remediation of remaining LIBOR products, including acquired products from TCF by June of 2023. We continue to assess the impact on our customers, with any needed LIBOR exceptions escalated to ELT for approval.

The manner and impact of the transition from LIBOR to an alternative reference rate, as well as the effect of these developments on our funding costs, loan, and investment and trading securities portfolios, asset-liability management, and business, is uncertain.

Liquidity Risks:

Changes in Huntington's financial condition or in the general banking industry, or changes in interest rates, could result in a loss of depositor confidence.

Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. The Bank uses its liquidity to extend credit and to repay liabilities as they become due or as demanded by customers.

Our primary source of liquidity is our large supply of deposits from consumer and commercial customers. The continued availability of this supply depends on customer willingness to maintain deposit balances with banks in general and us in particular. The availability of deposits can also be impacted by regulatory changes (e.g., changes in FDIC insurance, liquidity requirements, etc.), changes in the financial condition of Huntington, other banks, or the banking industry in general, changes in the interest rates our competitors pay on their deposits, and other events which can impact the perceived safety or economic benefits of bank deposits. While we make significant efforts to consider and plan for hypothetical disruptions in our deposit funding, market-related, geopolitical, or other events could impact the liquidity derived from deposits.

We are a holding company and depend on dividends by our subsidiaries for most of our funds.

Huntington is an entity separate and distinct from the Bank. The Bank conducts most of our operations, and Huntington depends upon dividends from the Bank to service Huntington's debt and to pay dividends to Huntington's shareholders. The availability of dividends from the Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition including liquidity and capital adequacy of the Bank and other factors, that the OCC could limit the payment of dividends or other payments to Huntington by the Bank. In addition, the payment of dividends by our other subsidiaries is also subject to the laws of the subsidiary's state of incorporation, and regulatory capital and liquidity requirements applicable to such subsidiaries. In the event that the Bank was unable to pay dividends to us, we in turn would likely have to reduce or stop paying dividends on our Preferred and Common Stock. Our failure to pay dividends on our Preferred and Common Stock could have a material adverse effect on the market price of our Preferred and Common Stock. Additional information regarding dividend restrictions is provided in Item 1: Business - Regulatory Matters.

If we lose access to capital markets, we may not be able to meet the cash flow requirements of our depositors, creditors, and borrowers, or have the operating cash needed to fund corporate expansion and other corporate activities.

Wholesale funding sources can include securitization, federal funds purchased, securities sold under repurchase agreements, non-core deposits, and long-term debt. The Bank is also a member of the FHLB, which provides members access to funding through advances collateralized with mortgage-related assets. We maintain a portfolio of highly-rated, marketable securities that is available as a source of liquidity.

Capital markets disruptions can directly impact the liquidity of Huntington and the Bank. The inability to access capital markets funding sources as needed could adversely impact our financial condition, results of operations, cash flows, and level of regulatory-qualifying capital. We may, from time-to-time, consider using our existing liquidity position to opportunistically retire outstanding securities in privately negotiated or open market transactions.

A reduction in our credit rating could adversely affect our access to capital and could increase our cost of funds.

The credit rating agencies regularly evaluate Huntington and the Bank, and credit ratings are based on a number of factors, including our financial strength and ability to generate earnings, as well as factors not entirely within our control, including conditions affecting the financial services industry, the economy, and changes in rating methodologies. There can be no assurance that we will maintain our current credit ratings. A downgrade of the credit ratings of Huntington or the Bank could adversely affect our access to liquidity and capital, and could significantly increase our cost of funds, trigger additional collateral or funding requirements, and decrease the number of investors and counterparties willing to lend to us or purchase our securities. This could affect our growth, profitability, and financial condition, including liquidity.

Instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on our results of operations and financial condition.

Instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on our results of operations and financial condition. The macroeconomic environment in the United States is susceptible to global events and volatility in financial markets. For example, trade negotiations between the U.S. and other nations remain uncertain and could adversely impact economic and market conditions for the Company and its clients and counterparties. In addition, global demand for products may exceed supply during the economic recovery from the COVID-19 pandemic, and such shortages may cause prolonged inflation, adversely impact consumer and business confidence, and adversely affect the economy as well as our financial condition and results.

Operational Risks:

Our operational or security systems or infrastructure, or those of third parties, could fail or be breached, which could disrupt our business and adversely impact our operations, liquidity, and financial condition, as well as cause legal or reputational harm.

The potential for operational risk exposure exists throughout our business and, as a result of our interactions with, and reliance on, third parties, is not limited to our own internal operational functions. Our operational and security systems and infrastructure, including our computer systems, data management, and internal processes, as well as those of third parties, are integral to our performance. We rely on our employees and third parties in our day-to-day and ongoing operations, who may, as a result of human error, misconduct, malfeasance, failure, or breach of our or of third-party systems or infrastructure, expose us to risk. For example, our ability to conduct business may be adversely affected by any significant disruptions to us or to third parties with whom we interact or upon whom we rely. Our financial, accounting, data processing, backup, or other operating or security systems and infrastructure may fail to operate properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control, which could adversely affect our ability to process transactions or provide services. Such events may include: sudden increases in customer transaction volume; electrical, telecommunications, or other major physical infrastructure outages; disease pandemics; cyber-attacks; and events arising from local or larger scale political or social matters, including wars and terrorist attacks. Additional events beyond our control that could impact our business directly or indirectly include natural disasters such as earthquakes and weather events, including tornadoes, hurricanes, and floods. Neither the occurrence nor the potential impact of these events can be predicted, and the frequency and severity of weather events may be impacted by climate changes. In addition, we may need to take our systems off-line if they become infected with malware or a computer virus or as a result of another form of cyber-attack. In the event that backup systems are utilized, they may not process data as quickly as our primary systems and some data might not have been saved to backup systems, potentially resulting in a temporary or permanent loss of such data. In addition, our ability to implement backup systems and other safeguards with respect to third-party systems is more limited than with respect to our own systems. We frequently update our systems to support our operations and growth and to remain compliant with applicable laws, rules, and regulations. This updating entails significant costs and creates risks associated with implementing new systems and integrating them with existing ones, including business interruptions. Implementation and testing of controls related to our computer systems, security monitoring, and retaining and training personnel required to operate our systems also entail significant costs. Operational risk exposures could adversely impact our operations, liquidity, and financial condition, as well as cause reputational harm. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption.

We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure.

Our computer systems and network infrastructure and those of third parties, on which we are highly dependent, are subject to security risks and could be susceptible to cyber-attacks, such as denial of service attacks, hacking, terrorist activities, or identity theft. Our business relies on the secure processing, transmission, storage, and retrieval of confidential, proprietary, and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products, and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks.

We, our customers, regulators, and other third parties, including other financial services institutions and companies engaged in data processing, have been subject to, and are likely to continue to be the target of, cyber-attacks. These cyber-attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information, ransomware, improper access by employees or vendors, attacks on personal email of employees, ransom demands to not expose security vulnerabilities in our systems or the systems of third parties or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of confidential, proprietary, and other information of ours, our employees, our customers, or of third parties, damage our systems or otherwise materially disrupt our or our customers' or other third parties' network access or business operations. As cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents. Despite efforts to ensure the integrity of our systems and implement controls, processes, policies, and other protective measures, we may not be able to anticipate all security breaches, nor may we be able to implement sufficient preventive measures against such security breaches, which may result in material losses or consequences for us.

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, and the use of the internet and telecommunications technologies to conduct financial transactions. For example, cybersecurity risks may increase in the future as we continue to increase our mobile-payment and other internet-based product offerings and expand our internal usage of web-based products and applications. In addition, cybersecurity risks have significantly increased in recent years in part due to the increased sophistication and activities of organized crime affiliates, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists, and other external parties, including those involved in corporate espionage. Even the most advanced internal control environment may be vulnerable to compromise. Due to increasing geopolitical tensions, nation state cyber-attacks and ransomware are both increasing in sophistication and prevalence. Targeted social engineering and email attacks (i.e., "spear phishing" attacks) are becoming more sophisticated and are extremely difficult to prevent. In such an attack, an attacker will attempt to fraudulently induce colleagues, customers, or other users of our systems to disclose sensitive information in order to gain access to our data or that of our clients. Persistent attackers may succeed in penetrating defenses given enough resources, time, and motive. The techniques used by cyber criminals change frequently, may not be recognized until launched, and may not be recognized until well after a breach has occurred. The speed at which new vulnerabilities are discovered and exploited often before security patches are published continues to rise. Remote work further increases the risk that we may experience cyber incidents as a result of our employees, vendors, and other third parties with which we interact working remotely on less secure systems and environments.

The risk of a security breach caused by a cyber-attack at a vendor or by unauthorized vendor access has also increased in recent years. Additionally, the existence of cyber-attacks or security breaches at third-party vendors with access to our data may not be disclosed to us in a timely manner. Further, our ability to monitor our vendors' cybersecurity practices is limited. Although we generally have agreements relating to cybersecurity and data privacy in place with our vendors, we cannot guarantee that such agreements will prevent a cyber-incident impacting our systems or information or enable us to obtain adequate or any reimbursement from our service providers in the event we should suffer any such incidents. Due to applicable laws and regulations or contractual obligations, we may be held responsible for cyber-incidents attributed to our vendors as they relate to the information we share with them.

We also face indirect technology, cybersecurity, and operational risks relating to the customers, clients, and other third parties with whom we do business or upon whom we rely to facilitate or enable our business activities, including, for example, financial counterparties, regulators, and providers of critical infrastructure such as internet access and electrical power. As a result of increasing consolidation, interdependence, and complexity of financial entities and technology systems, a technology failure, cyber-attack, or other information or security breach that significantly degrades, deletes, or compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including us. This consolidation, interconnectivity, and complexity increases the risk of operational failure. Any third-party technology failure, cyber-attack, or other information or security breach, termination, or constraint could, among other things, adversely affect our ability to effect transactions, service our clients, manage our exposure to risk, or expand our business.

Cyber-attacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business. Hacking of personal information and identity theft risks, in particular, could cause serious reputational harm. A successful penetration or circumvention of system security could cause us serious negative consequences, including our loss of customers and business opportunities, costs associated with maintaining business relationships after an attack or breach; significant business disruption to our operations and business, misappropriation, exposure, or destruction of our confidential information, intellectual property, funds, and/or those of our customers; or damage to our or our customers' and/or third parties' computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition. In addition, we may not have adequate insurance coverage to compensate for losses from a cybersecurity event.

Cybersecurity and data privacy are areas of heightened legislative and regulatory focus.

As cybersecurity and data privacy risks for banking organizations and the broader financial system have significantly increased in recent years, cybersecurity and data privacy issues have become the subject of increasing legislative and regulatory focus. The federal bank regulatory agencies have proposed regulations that would enhance cyber risk management standards, which would apply to a wide range of large financial institutions and their third-party service providers, including us and the Bank, and would focus on cyber risk governance and management, management of internal and external dependencies, and incident response, cyber resilience, and situational awareness. Several states have also proposed or adopted cybersecurity legislation and regulations, which require, among other things, notification to affected individuals when there has been a security breach of their personal data. For more information regarding cybersecurity and data privacy, refer to Item 1: Business - "Regulatory Matters."

We receive, maintain, and store non-public personal information of our customers and counterparties, including, but not limited to, personally identifiable information and personal financial information. The sharing, use, disclosure, and protection of these types of information are governed by federal and state law. Both personally identifiable information and personal financial information are increasingly subject to legislation and regulation, the intent of which is to protect the privacy of personal information and personal financial information that is collected and handled. For example, in June of 2018, the Governor of California signed into law the CCPA. The CCPA, which became effective on January 1, 2020, applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. Numerous other states have also enacted or are in the process of enacting state-level privacy, data protection and/or data security laws and regulations. For more information regarding data privacy laws and regulations, refer to Item 1: Business - "Regulatory Matters."

Further, we make public statements about our use, collection, disclosure, and other processing of personal information through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about privacy, data protection, and data security can subject us to potential government or legal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

We may become subject to new legislation or regulation concerning cybersecurity or the privacy of personally identifiable information and personal financial information or of any other information we may store or maintain. We could be adversely affected if new legislation or regulations are adopted or if existing legislation or regulations are modified such that we are required to alter our systems or require changes to our business practices or privacy policies. If cybersecurity, data privacy, data protection, data transfer, or data retention laws are implemented, interpreted, or applied in a manner inconsistent with our current practices, we may be subject to fines, litigation, or regulatory enforcement actions or ordered to change our business practices, policies, or systems in a manner that adversely impacts our operating results.

We face significant operational risks which could lead to financial loss, expensive litigation, and loss of confidence by our customers, regulators, and capital markets.

We are exposed to many types of operational risks, including the risk of fraud or theft by colleagues or outsiders, unauthorized transactions by colleagues or outsiders, operational errors by colleagues, business disruption, and system failures. Huntington executes against a significant number of controls, a large percent of which are manual and dependent on adequate execution by colleagues and third-party service providers. There is inherent risk that unknown single points of failure through the execution chain could give rise to material loss through inadvertent errors or malicious attack. These operational risks could lead to financial loss, expensive litigation, and loss of confidence by our customers, regulators, and the capital markets.

Moreover, negative public opinion can result from our actual or alleged conduct in any number of activities, including clients, products, and business practices; corporate governance; acquisitions; and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to attract and retain customers and can also expose us to litigation and regulatory action.

Relative to acquisitions, we incur risks and challenges associated with the integration of employees, accounting systems, and technology platforms from acquired businesses and institutions in a timely and efficient manner, and we cannot guarantee that we will be successful in retaining existing customer relationships or achieving anticipated operating efficiencies expected from such acquisitions. Acquisitions may be subject to the receipt of approvals from certain governmental authorities, including the Federal Reserve, the OCC, and the United States Department of Justice, as well as the approval of our shareholders and the shareholders of companies that we seek to acquire. These approvals for acquisitions may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the acquisitions. Subject to requisite regulatory approvals, future business acquisitions may result in the issuance and payment of additional shares of stock, which would dilute current shareholders' ownership interests. Additionally, acquisitions may involve the payment of a premium over book and market values. Therefore, dilution of our tangible book value and net income per common share could occur in connection with any future transaction.

Failure to maintain effective internal controls over financial reporting could impair our ability to accurately and timely report our financial results or prevent fraud, resulting in loss of investor confidence and adversely affecting our business and our stock price.

Effective internal controls over financial reporting are necessary to provide reliable financial reports and prevent fraud. We are subject to regulation that focuses on effective internal controls and procedures. Such controls and procedures are modified, supplemented, and changed from time-to-time as necessitated by our growth and in reaction to external events and developments. Any failure to maintain an effective internal control environment could impact our ability to report our financial results on an accurate and timely basis, which could result in regulatory actions, loss of investor confidence, and an adverse impact on our business and our stock price.

We rely on quantitative models to measure risks and to estimate certain financial values.

Quantitative models may be used to help manage certain aspects of our business and to assist with certain business decisions, including estimating expected lifetime credit losses, measuring the fair value of financial instruments when reliable market prices are unavailable, estimating the effects of changing interest rates and other market measures on our financial condition and results of operations, managing risk, and for capital planning purposes (including during the CCAR capital planning and capital adequacy process). Our measurement methodologies rely on many assumptions, historical analyses, and correlations. These assumptions may not capture or fully incorporate conditions leading to losses, particularly in times of market distress, and the historical correlations on which we rely may no longer be relevant. Additionally, as businesses and markets evolve, our measurements may not accurately reflect this evolution. Even if the underlying assumptions and historical correlations used in our models are adequate, our models may be deficient due to errors in computer code, inaccurate data, misuse of data, or the use of a model for a purpose outside the scope of the model's design.

All models have certain limitations. Reliance on models presents the risk that our business decisions based on information incorporated from models will be adversely affected due to incorrect, missing, or misleading information. In addition, our models may not capture or fully express the risks we face, may suggest that we have sufficient capitalization when we do not, or may lead us to misjudge the business and economic environment in which we will operate. If our models fail to produce reliable results on an ongoing basis, we may not make appropriate risk management, capital planning, or other business or financial decisions. Strategies that we employ to manage and govern the risks associated with our use of models may not be effective or fully reliable. Also, information that we provide to the public or regulators based on poorly designed models could be inaccurate or misleading.

Banking regulators continue to focus on the models used by banks and bank holding companies in their businesses. Some of our decisions that the regulators evaluate, including distributions to our shareholders, could be affected adversely due to their perception that the quality of the models used to generate the relevant information are insufficient.

We rely on third parties to provide key components of our business infrastructure.

We rely on third-party service providers to leverage subject matter expertise and industry best practice, provide enhanced products and services, and reduce costs. Although there are benefits in entering into third-party relationships with vendors and others, there are risks associated with such activities. When entering a third-party relationship, the risks associated with that activity are not passed to the third-party but remain our responsibility. The Technology Committee of the board of directors provides oversight related to the overall risk management process associated with third-party relationships. Management is accountable for the review and evaluation of all new and existing third-party relationships. Management is responsible for ensuring that adequate controls are in place to protect us and our customers from the risks associated with vendor relationships.

Increased risk could occur based on poor planning, oversight, control, and inferior performance or service on the part of the third-party and may result in legal costs or loss of business. While we have implemented a vendor management program to actively manage the risks associated with the use of third-party service providers, any problems caused by third-party service providers could adversely affect our ability to deliver products and services to our customers and to conduct our business. Replacing a third-party service provider could also take a long period of time and result in increased expenses.

Changes in accounting policies, standards, and interpretations could affect how we report our financial condition and results of operations.

The FASB, regulatory agencies, and other bodies that establish accounting standards periodically change the financial accounting and reporting standards governing the preparation of our financial statements. Additionally, those bodies that establish and interpret the accounting standards (such as the FASB, SEC, and banking regulators) may change prior interpretations or positions on how these standards should be applied.

For further discussion, see Note 2 - "Accounting Standards Update" to the Consolidated Financial Statements.

Impairment of goodwill could require charges to earnings, which could result in a negative impact on our results of operations.

Our goodwill could become impaired in the future. If goodwill were to become impaired, it could limit the ability of the Bank to pay dividends to Huntington, adversely impacting Huntington liquidity and ability to pay dividends or repay debt. Assumptions affecting our goodwill impairment evaluation include earnings projections, the discount rates used in the income approach to measure fair value, and observed peer multiples used in estimating the fair value under the market approach. We are required to test goodwill for impairment at least annually or when impairment indicators are present. If an impairment determination is made in a future reporting period, our earnings and book value of goodwill will be reduced by the amount of the impairment. If an impairment loss is recorded, it will have little or no impact on the tangible book value of our Common Stock, or our regulatory capital levels, but such an impairment loss could significantly reduce the Bank's earnings and thereby restrict the Bank's ability to make dividend payments to us without prior regulatory approval, because Federal Reserve policy states the bank holding company dividends should be paid from current earnings. At December 31, 2022, the book value of our goodwill was $5.6 billion, substantially all of which was recorded at the Bank. Any such write down of goodwill or other acquisition related intangibles will reduce Huntington's earnings, as well.

Climate change manifesting as physical or transition risks could adversely affect our operations, businesses, and customers.

There is an increasing concern over the risks of climate change and related environmental sustainability matters. The physical risks of climate change include discrete events, such as flooding and wildfires, and longer-term shifts in climate patterns, such as extreme heat, sea level rise, and more frequent and prolonged drought. Under medium or longer-term scenarios, such events, if uninterrupted or unaddressed, could disrupt our operations or those of our customers or third parties on which we rely, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility. Additionally, transitioning to a low-carbon economy may entail extensive policy, legal, technology and market initiatives. Transition risks, including changes in consumer preferences and additional regulatory requirements or supervisory expectations or taxes, could increase our expenses and undermine our strategies. In addition, our reputation and client relationships may be damaged as a result of our practices related to climate change, including our involvement, or our customers' involvement, in certain industries or projects, in the absence of mitigation and/or transition measures, associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. As climate risk is interconnected with all key risk types, we have established a formal climate risk program to embed climate risk considerations into our risk management processes across all established risk pillars, such as market, credit, and operational risks. While the timing and severity of climate change may not be entirely predictable and our risk management processes may not be effective in mitigating climate risk exposure, we continue to build capabilities to identify, assess, and manage climate risks.

The effects of COVID-19 have adversely impacted our operations and financial performance, and it, or a similar health crisis or pandemic, could have similar adverse impacts in future periods.

Although U.S. and global economies have begun to recover from the COVID-19 pandemic as many health and safety restrictions have been lifted and vaccine distribution has increased, certain adverse consequences of the pandemic, including labor shortages, disruptions of global supply chains, and inflationary pressures, continue to impact the macroeconomic environment and could adversely affect our business.

The pandemic has caused us, and could continue to cause us, to recognize credit losses in our loan portfolios and increases in our allowance for credit losses should the effects of the pandemic continue for an extended period of time or worsen. Furthermore, the pandemic could cause us to recognize impairment of our goodwill and our financial assets. Sustained adverse effects may also increase our cost of capital, prevent us from satisfying our minimum regulatory capital ratios and other supervisory requirements, or result in downgrades in our credit ratings.

The COVID-19 pandemic has resulted in heightened operational risks. Many of our colleagues continue to work remotely at least on a part-time basis, which may create additional cybersecurity risk and opportunities for cybercriminals to exploit vulnerabilities. Cybercriminals have increased their attempts to compromise business emails, including an increase in phishing attempts, and fraudulent vendors or other parties may view the pandemic as an opportunity to prey upon consumers and businesses during this time. The increase in online and remote banking activities may also increase the risk of fraud in certain instances.

Compliance Risks:

We operate in a highly regulated industry, and the laws and regulations that govern our operations, corporate governance, executive compensation and financial accounting, or reporting, including changes in them, or our failure to comply with them, may adversely affect us.

The banking industry is highly regulated. We are subject to supervision, regulation, and examination by various federal and state regulators, including the Federal Reserve, OCC, SEC, CFPB, FDIC, FINRA, and various state regulatory agencies. The statutory and regulatory framework that governs us is generally intended to protect depositors and customers, the DIF, the U.S. banking and financial system, and financial markets as a whole - not to protect shareholders. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on our business activities (including foreclosure and collection practices), limit the dividend or distributions that we can pay, restrict the ability of institutions to guarantee our debt, and impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than accounting principles generally accepted in the United States. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs. Such regulation and supervision may increase our costs and limit our ability to pursue business opportunities. Further, our failure to comply with these laws and regulations, even if the failure was inadvertent or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines, and other penalties, any of which could adversely affect our results of operations, capital base, and the price of our securities. Further, any new laws, rules, and regulations could make compliance more difficult or expensive or otherwise adversely affect our business and financial condition.

Legislative and regulatory actions taken now or in the future that impact the financial industry may materially adversely affect us by increasing our costs, adding complexity in doing business, impeding the efficiency of our internal business processes, negatively impacting the recoverability of certain of our recorded assets, requiring us to increase our regulatory capital, limiting our ability to pursue business opportunities, and otherwise resulting in a material adverse impact on our financial condition, results of operation, liquidity, or stock price.

Both the scope of the laws and regulations and the intensity of the supervision to which we are subject increased in response to the financial crisis, as well as other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Compliance with these laws and regulations have resulted in and will continue to result in additional costs, which could be significant, and may have a material and adverse effect on our results of operations. In addition, if we do not appropriately comply with current or future legislation and regulations, especially those that apply to our consumer operations, which has been an area of heightened focus, we may be subject to fines, penalties or judgments, or material regulatory restrictions on our businesses, which could adversely affect operations and, in turn, financial results.

We expect the current administration will continue to implement a regulatory reform agenda that is significantly different than that of the former administration. This reform agenda could include a heightened focus on consumer protection, fair lending, the regulation of loan portfolios and credit concentrations to borrowers impacted by climate change, heightened scrutiny on Bank Secrecy Act and AML requirements, topics related to social equity, executive compensation, and increased capital and liquidity, as well as limits on share buybacks and dividends. In addition, mergers and acquisitions could be dampened by increased antitrust scrutiny. We also expect reform proposals for the short-term wholesale markets. It is too early for us to assess the extent to which these policies would be implemented and what their impact on our business will be.

The resolution of significant pending litigation, if unfavorable, could have an adverse effect on our results of operations for a particular period.

We face legal risks in our businesses, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial institutions remain high. Substantial legal liability against us could have material adverse financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. It is possible that the ultimate resolution of these matters, if unfavorable, may be material to the results of operations for a particular reporting period.

For more information on litigation risks, see Note 22 - "Commitments and Contingent Liabilities" to the Consolidated Financial Statements.

Noncompliance with the Bank Secrecy Act and other anti-money laundering statutes and regulations could cause us material financial loss.

The Bank Secrecy Act and the Patriot Act contain anti-money laundering and financial transparency provisions intended to detect and prevent the use of the U.S. financial system for money laundering and terrorist financing activities. The Bank Secrecy Act, as amended by the Patriot Act, requires depository institutions and their holding companies to undertake activities including maintaining an anti-money laundering program, verifying the identity of clients, monitoring for and reporting suspicious transactions, reporting on cash transactions exceeding specified thresholds, and responding to requests for information by regulatory authorities and law enforcement agencies. FinCEN, a unit of the Treasury Department that administers the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the federal bank regulatory agencies, as well as the United States Department of Justice, Drug Enforcement Administration, and IRS.

There is also increased scrutiny of compliance with the rules enforced by the OFAC. If our policies, procedures, and systems are deemed deficient or the policies, procedures, and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain planned business activities, including acquisition plans, which would negatively impact our business, financial condition, and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

For more information regarding the Bank Secrecy Act, Patriot Act, anti-money laundering requirements and OFAC-administered sanctions, refer to Item 1: Business - "Regulatory Matters."

Strategic Risk:

We operate in a highly competitive industry which depends on our ability to successfully execute our strategic plan and adapt our products and services to evolving industry standards and consumer preferences.

We are subject to intense competition from both other financial institutions and from non-bank entities, including FinTech companies. Technology has lowered the barriers to entry, with customers having a growing variety of traditional and nontraditional alternatives, including crowdfunding, digital wallets, and money transfer services. The continuous widespread adoption of new technologies, including internet services and mobile applications, and advanced ATM functionality, is influencing how individuals and firms conduct their financial affairs and is changing the delivery channels for financial services. Our "People-First, Digitally-Powered" strategic plan considers the implications of these changes in technology. Additionally, these changes require us to adapt our product and services, as well as our distribution of them, to evolving industry standards and customer preferences. Failure to address competitive pressures could make it more difficult for us to attract and retain customers across our businesses.

Our success depends, in part, on our ability to successfully implement our strategic plan as well as adapt existing products and services and develop competitive new products and services demanded by our customers. The widespread adoption of technologies will continue to require substantial investments to modify or adapt existing products and services and to develop new product or services. Additionally, we may not be successful in executing our strategic plan, introducing new products or services, achieving market acceptance of new product or services, anticipating or reacting to customers changing preferences, or attracting and retaining loyal customers.

We depend on our executive officers and key personnel to continue the implementation of our long-term business strategy and could be harmed by the loss of their services.

We believe that our continued growth and future success will depend in large part on the skills of our management team and our ability to motivate and retain these individuals and other key personnel. The loss of service of one or more of our executive officers or key personnel could reduce our ability to successfully implement our long-term business strategy, our business could suffer, and the value of our stock could be materially adversely affected. Leadership changes will occur from time to time, and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. We believe our management team possesses valuable knowledge about the banking industry and that their knowledge and relationships would be very difficult to replicate. Our success also depends on the experience of our branch managers and lending officers and on their relationships with the customers and communities they serve. The loss of these key personnel could negatively impact our banking operations. The loss of key personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition, or operating results.

Bank regulations regarding capital and liquidity, including the CCAR assessment process and the U.S. Basel III capital and liquidity standards, could require higher levels of capital and liquidity. Among other things, these regulations could impact our ability to pay common stock dividends, repurchase common stock, attract cost-effective sources of deposits, or require the retention of higher amounts of low yielding securities.

The Federal Reserve administers CCAR, a periodic forward-looking quantitative assessment of Huntington's capital adequacy and planned capital distributions and a review of the strength of Huntington's practices to assess capital needs. The Federal Reserve makes a quantitative assessment of capital based on supervisory-run stress tests that assess the ability to maintain capital levels above each minimum regulatory capital ratio after making all capital actions included in Huntington's capital plan, under baseline and stressful conditions throughout a nine-quarter planning horizon. The CCAR process is also used to determine Huntington's SCB requirement. There can be no assurance that the Federal Reserve or OCC will respond favorably to our capital plans, planned capital actions, or stress test results, and the Federal Reserve, OCC, or other regulatory capital requirements may limit or otherwise restrict how we utilize our capital, including common stock dividends and stock repurchases.

We are also required to maintain minimum capital ratios and the Federal Reserve and OCC may determine that Huntington and/or the Bank, based on size, complexity, or risk profile, must maintain capital ratios above these minimums in order to operate in a safe and sound manner. In the event we are required to raise capital to maintain required minimum capital and leverage ratios or ratios above the required applicable minimums, we may be forced to do so when market conditions are undesirable or on terms that are less favorable to us than we would otherwise require. Furthermore, in order to prevent becoming subject to restrictions on our ability to distribute capital or make certain discretionary bonus payments to management, the Bank must maintain a CCB of 2.5%, and Huntington must maintain the applicable SCB determined as part of the CCAR process, which are in addition to our required minimum capital ratios.

For more information regarding CCAR, stress testing, and capital and liquidity requirements, refer to Item 1: Business - "Regulatory Matters."

If our regulators deem it appropriate, they can take regulatory actions that could result in a material adverse impact on our financial results, ability to compete for new business, or preclude mergers or acquisitions. In addition, regulatory actions could constrain our ability to fund our liquidity needs or pay dividends. Any of these actions could increase the cost of our services.

We are subject to the supervision and regulation of various state and federal regulators, including the OCC, Federal Reserve, FDIC, SEC, CFPB, FINRA, and various state regulatory agencies. As such, we are subject to a wide variety of laws and regulations, many of which are discussed in Item 1: Business - "Regulatory Matters." As part of their supervisory process, which includes periodic examinations and continuous monitoring, the regulators have the authority to impose restrictions or conditions on our activities and the manner in which we manage the organization. Such actions could negatively impact us in a variety of ways, including charging monetary fines, impacting our ability to pay dividends, precluding mergers or acquisitions, limiting our ability to offer certain products or services, or imposing additional capital requirements.

Under the supervision of the CFPB, our Consumer and Business Banking products and services are subject to heightened regulatory oversight and scrutiny with respect to compliance under consumer laws and regulations. We may face a greater number or wider scope of investigations, enforcement actions, and litigation in the future related to consumer practices, thereby increasing costs associated with responding to or defending such actions. Also, federal and state regulators have been increasingly focused on sales practices of branch personnel, including taking regulatory action against other financial institutions. In addition, increased regulatory inquiries and investigations, as well as any additional legislative or regulatory developments affecting our consumer businesses, and any required changes to our business operations resulting from these developments, could result in significant loss of revenue, require remuneration to our customers, trigger fines or penalties, limit the products or services we offer, require us to increase our prices and, therefore, reduce demand for our products, impose additional compliance costs on us, increase the cost of collection, cause harm to our reputation, or otherwise adversely affect our consumer businesses.

In addition, we are allowed to conduct certain activities that are financial in nature by virtue of Huntington's status as an FHC, as discussed in more detail in Item 1. Regulatory Matters. If Huntington or the Bank cease to meet the requirements necessary for Huntington to continue to qualify as an FHC, the Federal Reserve may impose upon us corrective capital and managerial requirements, and may place limitations on our ability to conduct all of the business activities that we conduct as an FHC. If the failure to meet these standards persists, we could be required to divest our Bank, or cease all activities other than those activities that may be conducted by a BHC but not an FHC.

Reputation Risk:

Damage to our reputation could significantly harm our business, including our competitive position and business prospects.

Our ability to attract and retain customers, clients, investors, and employees is affected by our reputation. Significant harm to our reputation can arise from various sources, including officer, director, or employee misconduct, actual or perceived unethical behavior, conflicts of interest, security breaches, litigation or regulatory outcomes, compensation practices, failing to deliver minimum or required standards of service and quality, failing to address customer and agency complaints, compliance failures, unauthorized release of personal, proprietary or confidential information due to cyber-attacks or otherwise, perception of our environmental, social, and governance practices and disclosures, and the activities of our clients, customers, and counterparties, including vendors. Actions by the financial service industry generally or by institutions or individuals in the industry can adversely affect our reputation indirectly by association. In addition, adverse publicity or negative information posted on social media, whether or not factually correct, may affect our business prospects. All of these could adversely affect our growth, results of operation, and financial condition.

Item 1B: Unresolved Staff Comments

None.

Item 2: Properties

Our headquarters, as well as the Bank's, is located in the Huntington Center, a thirty-seven story office building located in Columbus, Ohio. Of the building's total office space available, we lease approximately 22%. The lease term expires in 2030, with six five-year renewal options for up to 30 years but with no purchase option. The Bank has an indirect minority equity interest of 18% in the building. Our commercial headquarters is located in the Detroit Tower, a twenty story office building, located in Detroit, Michigan. We lease the entirety of the building's total office space available. The lease term expires in 2044, with four seven-year renewal options for up to 28 years with no purchase option. The Bank has no ownership interest in the building.

We own or lease numerous other premises for use in conducting business activities, including operations centers, offices, and branches and other facilities. We consider the facilities owned or occupied under lease by our subsidiaries to be adequate for the purposes of our business operations. Additional information regarding our properties is set forth in Note 9 - "Premises and Equipment" and Note 10 - "Operating Leases" of the Notes to Consolidated Financial Statements and is incorporated into this item by reference.

Item 3: Legal Proceedings

Information required by this item is set forth in Note 22 - "Commitments and Contingent Liabilities" of the Notes to Consolidated Financial Statements under the caption "Litigation and Regulatory Matters" and is incorporated into this Item by reference.

Item 4: Mine Safety Disclosures

Not applicable.

PART II

Item 5: Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

The common stock of Huntington Bancshares Incorporated is traded on the Nasdaq Global Stock Market under the symbol "HBAN." As of January 31, 2023, we had 30,985 shareholders of record.

Information regarding restrictions on dividends, as required by this Item, is set forth in Item 1: "Business - Regulatory Matters" and in Note 23 - "Other Regulatory Matters" of the Notes to Consolidated Financial Statements and incorporated into this Item by reference.

The following graph shows the changes, over the five-year period, in the value of $100 invested in (i) shares of Huntington's Common Stock; (ii) the Standard & Poor's 500 Stock Index (the S&P 500 Index) and (iii) Keefe, Bruyette & Woods Bank Index, for the period December 31, 2017, through December 31, 2022. The KBW Bank Index is a market capitalization-weighted bank stock index published by Keefe, Bruyette & Woods. The index is composed of the largest banking companies and includes all money center banks and regional banks, including Huntington. An investment of $100 on December 31, 2017, and the reinvestment of all dividends, are assumed. The plotted points represent the cumulative total return on the last trading day of the fiscal year indicated.



	2017	2018	2019	2020	2021	2022
HBAN	$100	$85	$111	$99	$126	$120
S&P 500	100	95	125	148	190	155
KBW Bank Index	100	82	112	100	138	109

For information regarding securities authorized for issuance under Huntington's equity compensation plans, see Part III, Item 12.

Item 6:

[Reserved]

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

This MD&A provides information we believe necessary for understanding our financial condition, changes in financial condition, results of operations, and cash flows. The MD&A should be read in conjunction with the Consolidated Financial Statements, Notes to Consolidated Financial Statements, and other information contained in this report. The forward-looking statements in this section and other parts of this report involve assumptions, risks, uncertainties, and other factors, including statements regarding our plans, objectives, goals, strategies, and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under the caption "Forward-Looking Statements" and those set forth in Item 1A.

EXECUTIVE OVERVIEW

Acquisitions

In June 2021, Huntington closed the acquisition of TCF Financial Corporation. Historical periods prior to June 9, 2021 reflect results of legacy Huntington operations. Subsequent to closing, results reflect all post-acquisition activity. For further information, refer to Note 3 "Business Combinations" of the Notes to Consolidated Financial Statements.

In May 2022, Huntington completed the acquisition of Torana, now known as Huntington Choice Pay, a digital payments business focused on business to consumer payments. This acquisition, along with the formation of our enterprise-wide payments group, reflects one of our strategic priorities to accelerate our payments capabilities and expand the services provided to our customers.

In June 2022, Huntington completed the acquisition of Capstone Partners, a top tier middle market investment bank and advisory firm. The transaction brings a national scale to serve middle market business owners throughout the corporate lifecycle, building on Huntington's regional banking foundation. Capstone Partners related revenue, including mergers and acquisitions, capital raising and other advisory-related fees, is recognized within capital markets fees in the Consolidated Statements of Income. For further information, refer to Note 3 "Business Combinations" of the Notes to Consolidated Financial Statements.

2022 Financial Performance Review

In 2022, we reported net income of $2.2 billion, a $943 million, or 73%, increase from the prior year. Earnings per common share on a diluted basis for the year were $1.45, up 61% from the prior year. The current year reported net income was negatively impacted by acquisition-related expenses totaling $95 million, or $76 million after tax ($0.05 per common share), compared to $701 million, or $566 million after tax ($0.44 per common share) in the prior year.

Net interest income for 2022 was $5.3 billion, up $1.2 billion, or 29%, from 2021. FTE net interest income, a non-GAAP financial measure, increased $1.2 billion, or 29%, from 2021. The increase in FTE net interest income reflected the benefit of a $23.3 billion, or 17%, increase in average earning assets in addition to a 30 basis point increase in the FTE NIM to 3.25%. Average earning asset growth included an $18.4 billion, or 19%, increase in average loans and leases and an $8.9 billion, or 27%, increase in average securities. Average balances across earning asset categories reflect organic growth in addition to the late second-quarter 2021 TCF acquisition. The increase in average securities was additionally driven by the redeployment of excess liquidity into securities in the second half of 2021. The NIM expansion was driven by the higher rate environment driving an increase in loan and lease and investment security yields, partially offset by higher cost of funds and the impact of lower accelerated PPP loan fees recognized upon forgiveness payments from the SBA in 2022.

The provision for credit losses increased $264 million to $289 million, primarily due to loan and lease growth and the likelihood of a worsening economic scenario throughout 2022. The reduction in ACL coverage ratios over the course of 2021 reflected more clarity relating to the economic impacts of COVID-19. The ACL was $2.3 billion, or 1.90% of total loans and leases, at December 31, 2022, compared to $2.1 billion, or 1.89% of total loans and leases, at December 31, 2021. The increase in the total ACL was primarily driven by loan and lease growth, but also recognizes the increased near-term recessionary risks at the end of 2022.

Noninterest income was $2.0 billion, up $92 million, or 5%, from the prior year. Noninterest expense was $4.2 billion, down $174 million, or 4%, from the prior year. The changes in noninterest income and noninterest expense were impacted by the full-period impact of the TCF acquisition, completed in June 2021, in addition to the capital markets activity associated with the Capstone Partners acquisition, completed in June 2022. Noninterest expense was additionally impacted by a decrease in acquisition-related expenses of $606 million and the execution of cost reduction initiatives associated with the TCF acquisition.

The tangible common equity to tangible assets ratio was 5.55% at December 31, 2022, down 133 basis points from December 31, 2021, primarily due to a decrease in tangible common equity related to the higher interest rates causing an increase in accumulated other comprehensive loss, partially offset by earnings. CET1 risk-based capital ratio was 9.36%, up from 9.33% at December 31, 2021. The increase in regulatory capital ratios was primarily driven by earnings.

Business Overview

General

Our general business objectives are to:

- Build on our vision to be the country's leading people-first, digitally powered bank
- Drive sustainable long-term revenue growth and efficiency
- Deliver a Category of One customer experience through our distinguished brand and culture
- Extend our digital leadership with focus on ease of use, access to information, and self-service across products and services
- Leverage expertise and capabilities to acquire and deepen relationships and launching of select partnerships
- Maintain positive operating leverage and execute disciplined capital management
- Stability and resilience through risk management, maintaining an aggregate moderate-to-low, through-the-cycle risk appetite

Economy

Growth in economic activity and demand for goods and services, alongside labor shortages, supply chain complications and geopolitical matters, have contributed to rising inflation. In response, the Federal Reserve has raised interest rates and has been reducing the size of its balance sheet. Furthermore, the Federal Reserve has signaled that it would continue to implement these policy actions in order to bring inflation down. The timing and impact of inflation and rising interest rates on our business and related financial results will depend on future developments, which are highly uncertain and difficult to predict. Our businesses and financial results may be impacted by a variety of other factors as well, such as an economic slowdown or recession. Our baseline economic forecast assumes a mild recession in 2023 with modest GDP growth for the full year. We expect the economy to exit the year on the path toward recovery with inflation gradually subsiding.

We delivered positive results in 2022, driven by broad-based loan and lease growth, growth in our deposit base, higher revenue, and disciplined expense management which were marked by the execution of strategic initiatives and acquisition synergies to further expand our capabilities. The addition of Capstone Partners has expanded the expertise we bring to customers, is benefiting our continued efforts to deepen relationships with commercial customers, and is increasing our fee income opportunities. Credit continues to perform well in keeping with our aggregate moderate-to-low, through the-cycle risk appetite. With our disciplined and proactive approach, we believe Huntington is well positioned to manage through the uncertain economic outlook on the horizon. We remain focused on delivering profitable growth and driving value for our shareholders.

Legislative and Regulatory

A comprehensive discussion of legislative and regulatory matters affecting us can be found in Item 1: Business - "Regulatory Matters" section of this Form 10-K.

Table 1 - Selected Year to Date Income Statement Data

	Year Ended December 31,						
		Change from 2021			Change from 2020		
(amounts in millions, except per share data)	2022	Amount	Percent	2021	Amount	Percent	2020
Interest income	$ 5,969	$ 1,778	42 %	$ 4,191	$ 544	15 %	$ 3,647
Interest expense	696	607	NM	89	(334)	(79)	423
Net interest income	5,273	1,171	29	4,102	878	27	3,224
Provision for credit losses	289	264	NM	25	(1,023)	(98)	1,048
Net interest income after provision for credit losses	4,984	907	22	4,077	1,901	87	2,176
Service charges on deposit accounts	384	12	3	372	71	24	301
Card and payment processing income	374	40	12	334	86	35	248
Capital markets fees	252	101	67	151	26	21	125
Trust and investment management services	249	17	7	232	43	23	189
Mortgage banking income	144	(165)	(53)	309	(57)	(16)	366
Leasing revenue	126	27	27	99	78	NM	21
Insurance income	117	12	11	105	8	8	97
Gain on sale of loans	57	48	NM	9	(33)	(79)	42
Bank owned life insurance income	56	(13)	(19)	69	5	8	64
Net gains (losses) on sales of securities	—	(9)	NM	9	10	NM	(1)
Other noninterest income	222	22	11	200	61	44	139
Total noninterest income	1,981	92	5	1,889	298	19	1,591
Personnel costs	2,401	66	3	2,335	643	38	1,692
Outside data processing and other services	610	(240)	(28)	850	466	121	384
Equipment	269	21	8	248	68	38	180
Net occupancy	246	(31)	(11)	277	119	75	158
Marketing	91	2	2	89	51	134	38
Professional services	77	(36)	(32)	113	58	105	55
Deposit and other insurance expense	67	16	31	51	19	59	32
Amortization of intangibles	53	5	10	48	7	17	41
Lease financing equipment depreciation	45	4	10	41	40	NM	1
Other noninterest expense	342	19	6	323	109	51	214
Total noninterest expense	4,201	(174)	(4)	4,375	1,580	57	2,795
Income before income taxes	2,764	1,173	74	1,591	619	64	972
Provision for income taxes	515	221	75	294	139	90	155
Income after income taxes	2,249	952	73	1,297	480	59	817
Income attributable to non-controlling interest	11	9	NM	2	2	NM	—
Net income attributable to Huntington Bancshares Inc	2,238	943	73	1,295	478	59	817
Dividends on preferred shares	113	(18)	(14)	131	31	31	100
Impact of preferred stock redemption	—	(11)	NM	11	11	NM	—
Net income applicable to common shares	$ 2,125	$ 972	84 %	$ 1,153	$ 436	61 %	$ 717
Average common shares—basic	1,441	179	14 %	1,262	245	24 %	1,017
Average common shares—diluted	1,465	178	14	1,287	254	25	1,033
Net income per common share—basic	$ 1.47	$ 0.56	62 %	$ 0.91	$ 0.20	28 %	$ 0.71
Net income per common share—diluted	1.45	0.55	61	0.90	0.21	30	0.69
Cash dividends declared	0.62	0.015	2	0.605	0.005	1	0.60
Revenue and Net Interest Income—FTE (Non-GAAP)							
Net interest income	$ 5,273	$ 1,171	29 %	$ 4,102	$ 878	27 %	$ 3,224
FTE adjustment[(1)]	31	6	24	25	4	19	21
Net interest income, FTE (non-GAAP)(1)	5,304	1,177	29	4,127	882	27	3,245
Noninterest income	1,981	92	5	1,889	298	19	1,591
Total revenue, FTE (non-GAAP)(1)	$ 7,285	$ 1,269	21 %	$ 6,016	$ 1,180	24 %	$ 4,836

(1) On an FTE basis assuming a 21% tax rate.

DISCUSSION OF RESULTS OF OPERATIONS

This section provides a review of financial performance on a consolidated basis. Key consolidated balance sheet and income statement trends are discussed. All earnings per share data are reported on a diluted basis. For additional insight on financial performance, please read this section in conjunction with the "Business Segment Discussion."

For a discussion of our results of operations for 2021 versus 2020, see "Part II, Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations" Discussion of Results of Operations included in our 2021 Form 10-K, filed with the SEC on February 18, 2022.

Average Balance Sheet / Net Interest Income

Our primary source of revenue is net interest income, which is the difference between interest income from earning assets (primarily loans, leases, and securities), and interest expense of funding sources (primarily interest-bearing deposits and borrowings). Earning asset balances and related funding sources, as well as changes in the levels of interest rates, impact net interest income. The difference between the average yield on earning assets and the average rate paid for interest-bearing liabilities is the net interest spread. Noninterest-bearing sources of funds, such as demand deposits and shareholders' equity, also support earning assets. The impact of the noninterest-bearing sources of funds, often referred to as "free" funds, is captured in the net interest margin, which is calculated as net interest income divided by average earning assets. Both the net interest margin and net interest spread are presented on an FTE basis, which means that tax-free interest income has been adjusted to a pretax equivalent income, assuming a 21% tax rate.

The following table shows changes in fully-taxable equivalent interest income, interest expense, and net interest income due to volume and rate variances for major categories of earning assets and interest-bearing liabilities:

Table 2 - Change in Net Interest Income Due to Changes in Average Volume and Interest Rates (1)

	2022			2021		
	Increase (Decrease) From Previous Year Due To			Increase (Decrease) From Previous Year Due To		
(dollar amounts in millions)						
FTE basis (2)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Loans and leases	$ 744	$ 437	$ 1,181	$ 659	$ (102)	$ 557
Investment securities	165	367	532	174	(195)	(21)
Other earning assets	(30)	101	71	30	(18)	12
Total interest income from earning assets	879	905	1,784	863	(315)	548
Deposits	11	307	318	46	(199)	(153)
Short-term borrowings	30	15	45	(6)	(6)	(12)
Long-term debt	8	236	244	(38)	(131)	(169)
Total interest expense of interest-bearing liabilities	49	558	607	2	(336)	(334)
Net interest income	$ 830	$ 347	$ 1,177	$ 861	$ 21	$ 882

(1) The change in interest income or expense due to both rate and volume has been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.

(2) Calculated assuming a 21% tax rate.

Table 3 - Consolidated Average Balance Sheet and Net Interest Margin Analysis

		Year ended							
	2022			**2021**			**Change from 2021**		
	Average	Interest	Yield/	Average	Interest	Yield/	Average Balances		
(dollar amounts in millions)	Balances	Income (FTE) (1)	Rate (2)	Balances	Income (FTE) (1)	Rate (2)	Amount	Percent	
Assets:									
Interest-bearing deposits at Federal Reserve Bank	$ 4,626	$ 75	1.63 %	$ 8,129	$ 11	0.14 %	$ (3,503)	(43)%	
Interest-bearing deposits in banks	226	8	3.15	372	1	0.04	(146)	(39)	
Securities:									
Trading account securities	32	1	4.14	50	1	3.32	(18)	(36)	
Available-for-sale securities:									
Taxable	21,994	576	2.62	19,767	261	1.32	2,227	11	
Tax-exempt	2,842	94	3.32	2,916	71	2.42	(74)	(3)	
Total available-for-sale securities	24,836	670	2.70	22,683	332	1.46	2,153	9	
Held-to-maturity securities—taxable	16,509	351	2.13	10,000	174	1.74	6,509	65	
Other securities	845	27	3.16	556	10	1.75	289	52	
Total securities	42,222	1,049	2.48	33,289	517	1.55	8,933	27	
Loans held for sale	973	41	4.24	1,398	41	2.96	(425)	(30)	
Loans and leases: (3)									
Commercial:									
Commercial and industrial	43,118	1,875	4.35	36,898	1,446	3.92	6,220	17	
Commercial real estate	15,768	683	4.33	11,412	362	3.17	4,356	38	
Lease financing	4,974	251	5.04	3,739	186	4.98	1,235	33	
Total commercial	63,860	2,809	4.40	52,049	1,994	3.83	11,811	23	
Consumer:									
Residential mortgage	20,907	661	3.16	15,953	479	3.00	4,954	31	
Automobile	13,454	472	3.51	13,008	471	3.62	446	3	
Home equity	10,409	532	5.11	10,018	391	3.90	391	4	
RV and marine	5,322	227	4.26	4,672	199	4.27	650	14	
Other consumer	1,314	126	9.51	1,118	112	10.04	196	18	
Total consumer	51,406	2,018	3.92	44,769	1,652	3.69	6,637	15	
Total loans and leases	115,266	4,827	4.19	96,818	3,646	3.77	18,448	19	
Total earning assets	163,313	6,000	3.67	140,006	4,216	3.01	23,307	17	
Cash and due from banks	1,666			1,356			310	23	
Goodwill and other intangible assets	5,688			4,108			1,580	38	
All other assets	10,184			8,804			1,380	16	
Allowance for loan and lease losses	(2,083)			(1,993)			(90)	(5)	
Total assets	$ 178,768			$ 152,281			$ 26,487	17 %	
Liabilities and Shareholders' Equity:									
Interest-bearing deposits:									
Demand deposits—interest-bearing	$ 41,779	$ 158	0.38 %	$ 32,708	$ 12	0.04 %	$ 9,071	28 %	
Money market deposits	33,733	112	0.33	30,039	21	0.07	3,694	12	
Savings and other domestic deposits	21,316	5	0.02	17,357	5	0.03	3,959	23	
Core certificates of deposit (4)	2,439	12	0.50	2,368	1	0.03	71	3	
Other domestic deposits of $250,000 or more	233	1	0.47	353	1	0.21	(120)	(34)	
Negotiable CDs, brokered and other deposits	3,838	75	1.96	3,525	5	0.16	313	9	
Total interest-bearing deposits	103,338	363	0.35	86,350	45	0.05	16,988	20	
Short-term borrowings	2,485	46	1.86	278	1	0.20	2,207	NM	
Long-term debt (5)	8,724	287	3.29	7,479	43	0.57	1,245	17	
Total interest-bearing liabilities	114,547	696	0.61	94,107	89	0.09	20,440	22	
Demand deposits—noninterest-bearing	41,574			37,960			3,614	10	
All other liabilities	4,353			3,205			1,148	36	
Total Huntington Bancshares Inc shareholders' equity	18,263			16,997			1,266	7	
Non-controlling interest	31			12			19	NM	
Total equity	18,294			17,009			1,285	8	
Total liabilities and shareholders' equity	$ 178,768			$ 152,281			$ 26,487	17 %	
Net interest rate spread			3.06			2.92			
Impact of noninterest-bearing funds on margin			0.19			0.03			
Net interest margin/NII		$ 5,304	3.25 %		$ 4,127	2.95 %			

(1) FTE yields are calculated assuming a 21% tax rate.
(2) Average yield/rates include the impact of applicable derivatives. Loan and lease and deposit average yield/rates also include impact of applicable non-deferrable and amortized fees.
(3) For purposes of this analysis, NALs are reflected in the average balances of loans and leases.
(4) Includes consumer certificates of deposit of $250,000 or more.
(5) Reflects the benefit of $89 million mark-to-market of interest rate caps for 2021. There was no impact for 2022.

Table 3 - Consolidated Average Balance Sheet and Net Interest Margin Analysis (Continued)

	Year ended						Change from 2020	
	2021			2020			Average Balances	
(dollar amounts in millions)	Average Balances	Interest Income (FTE) (1)	Yield/ Rate (2)	Average Balances	Interest Income (FTE) (1)	Yield/ Rate (2)	Amount	Percent
Assets:								
Interest-bearing deposits at Federal Reserve Bank	$ 8,129	$ 11	0.14 %	$ 3,874	$ 6	0.15 %	$ 4,255	110 %
Interest-bearing deposits in banks	372	1	0.04	176	1	0.47	196	111
Securities:								
Trading account securities	50	1	3.32	59	2	3.10	(9)	(15)
Available-for-sale securities:								
Taxable	19,767	261	1.32	11,392	237	2.08	8,375	74
Tax-exempt	2,916	71	2.42	2,735	77	2.84	181	7
Total available-for-sale securities	22,683	332	1.46	14,127	314	2.23	8,556	61
Held-to-maturity securities—taxable	10,000	174	1.74	9,248	216	2.33	752	8
Other securities	556	10	1.75	443	6	1.41	113	26
Total securities	33,289	517	1.55	23,877	538	2.25	9,412	39
Loans held for sale	1,398	41	2.96	1,121	34	3.06	277	25
Loans and leases: (3)								
Commercial:								
Commercial and industrial	36,898	1,446	3.92	31,624	1,166	3.69	5,274	17
Commercial real estate	11,412	362	3.17	7,054	225	3.19	4,358	62
Lease financing	3,739	186	4.98	2,293	124	5.42	1,446	63
Total commercial	52,049	1,994	3.83	40,971	1,515	3.70	11,078	27
Consumer:								
Residential mortgage	15,953	479	3.00	11,694	406	3.47	4,259	36
Automobile	13,008	471	3.62	12,838	504	3.93	170	1
Home equity	10,018	391	3.90	8,930	358	4.01	1,088	12
RV and marine	4,672	199	4.27	3,876	181	4.68	796	21
Other consumer	1,118	112	10.04	1,086	125	11.48	32	3
Total consumer	44,769	1,652	3.69	38,424	1,574	4.10	6,345	17
Total loans and leases	96,818	3,646	3.77	79,395	3,089	3.89	17,423	22
Total earning assets	140,006	4,216	3.01	108,443	3,668	3.38	31,563	29
Cash and due from banks	1,356			1,124			232	21
Goodwill and other intangible assets	4,108			2,201			1,907	87
All other assets	8,804			7,045			1,759	25
Allowance for loan and lease losses	(1,993)			(1,581)			(412)	(26)
Total assets	$ 152,281			$ 117,232			$ 35,049	30 %
Liabilities and Shareholders' Equity:								
Interest-bearing deposits:								
Demand deposits—interest-bearing	$ 32,708	$ 12	0.04 %	$ 23,514	$ 32	0.14 %	$ 9,194	39 %
Money market deposits	30,039	21	0.07	25,695	100	0.39	4,344	17
Savings and other domestic deposits	17,357	5	0.03	10,720	10	0.09	6,637	62
Core certificates of deposit (4)	2,368	1	0.03	2,610	38	1.44	(242)	(9)
Other domestic deposits of $250,000 or more	353	1	0.21	216	3	1.18	137	63
Negotiable CDs, brokered and other deposits	3,525	5	0.16	3,822	15	0.38	(297)	(8)
Total interest-bearing deposits	86,350	45	0.05	66,577	198	0.30	19,773	30
Short-term borrowings	278	1	0.20	1,147	13	1.18	(869)	(76)
Long-term debt (5)	7,479	43	0.57	9,496	212	2.24	(2,017)	(21)
Total interest-bearing liabilities	94,107	89	0.09	77,220	423	0.55	16,887	22
Demand deposits—noninterest-bearing	37,960			25,336			12,624	50
All other liabilities	3,205			2,373			832	35
Total Huntington Bancshares Inc shareholders' equity	16,997			12,303			4,694	38
Non-controlling interest	12			—			12	100
Total equity	17,009			12,303			4,706	38
Total liabilities and shareholders' equity	$ 152,281			$ 117,232			$ 35,049	30 %
Net interest rate spread			2.92			2.83		
Impact of noninterest-bearing funds on margin			0.03			0.16		
Net interest margin/NII		$ 4,127	2.95 %		$ 3,245	2.99 %		

(1) FTE yields are calculated assuming a 21% tax rate.
(2) Average yield/rates include the impact of applicable derivatives. Loan and lease and deposit average yield/rates also include impact of applicable non-deferrable and amortized fees.
(3) For purposes of this analysis, NALs are reflected in the average balances of loans and leases.
(4) Includes consumer certificates of deposit of $250,000 or more.
(5) Reflects the benefit of $89 million mark-to-market of interest rate caps for 2021. There was no impact for 2020.

Net interest income for 2022 increased $1.2 billion, or 29%, from 2021. FTE net interest income, a non-GAAP financial measure, for 2022 increased $1.2 billion, or 29%, from 2021. The increase in FTE net interest income reflected the benefit of a $23.3 billion, or 17%, increase in average total earning assets in addition to a 30 basis point increase in the FTE NIM to 3.25%. The increase in average total earning assets included a $18.4 billion, or 19%, increase in average loans and leases and a $8.9 billion, or 27%, increase in average total securities. Average balance increases across earning asset categories for 2022 reflect organic growth in addition to the late second-quarter 2021 TCF acquisition. The increase in average securities was additionally driven by the redeployment of excess liquidity into securities in the second half of 2021.

The NIM expansion was driven by the higher rate environment driving an increase in loan and lease and investment security yields, partially offset by higher cost of funds and the impact of lower accelerated PPP loan fees recognized upon forgiveness payments from the SBA in 2022. Net interest income for 2022 included $21 million in accelerated PPP loan fees recognized upon forgiveness payments from the SBA, compared to $126 million in 2021.

Provision for Credit Losses

(This section should be read in conjunction with the "Credit Risk" section.)

The provision for credit losses is the expense necessary to maintain the ACL at levels appropriate to absorb our estimate of credit losses expected over the life of the loan and lease portfolio, securities portfolio, and unfunded lending commitments.

The provision for credit losses in 2022 was $289 million, an increase of $264 million from 2021. The increase in provision expense over the prior year was due to a combination of loan and lease growth in 2022 and a reduction in ACL coverage ratios over the course of 2021, as there was more clarity relating to the economic impacts of COVID-19.

The components of the provision for credit losses were as follows:

Table 4 - Provision for Credit Losses

	Year Ended December 31,					
(dollar amounts in millions)		2022		2021		2020
Provision for loan and lease losses	$	212	$	(1)	$	1,089
Provision for unfunded lending commitments		73		26		(41)
Provision for securities		4		—		—
Total provision for credit losses	$	289	$	25	$	1,048

Noninterest Income

The following table reflects noninterest income for each of the periods presented:

Table 5 - Noninterest Income

				Year Ended December 31,				
		Change from 2021			Change from 2020			
(dollar amounts in millions)	2022	Amount	Percent	2021	Amount	Percent		2020
Service charges on deposit accounts	$ 384	$ 12	3 %	$ 372	$ 71	24 %	$	301
Card and payment processing income	374	40	12	334	86	35		248
Capital markets fees	252	101	67	151	26	21		125
Trust and investment management services	249	17	7	232	43	23		189
Mortgage banking income	144	(165)	(53)	309	(57)	(16)		366
Leasing revenue	126	27	27	99	78	NM		21
Insurance income	117	12	11	105	8	8		97
Gain on sale of loans	57	48	NM	9	(33)	(79)		42
Bank owned life insurance income	56	(13)	(19)	69	5	8		64
Net gains (losses) on sales of securities	—	(9)	NM	9	10	NM		(1)
Other noninterest income	222	22	11	200	61	44		139
Total noninterest income	$ 1,981	$ 92	5 %	$ 1,889	$ 298	19 %	$	1,591

Noninterest income was $2.0 billion, up $92 million, or 5%, from the prior year. Capital markets fees increased $101 million, or 67%, primarily reflecting higher advisory fees supported by the impact of Capstone Partners, loan syndication fees, foreign exchange fees, and interest rate derivative fees. Gain on sale of loans increased $48 million, primarily due to sales of SBA loans during the first through third quarters of 2022. Trust and investment management services income increased $17 million, or 7%, primarily reflecting the full-period impact of the TCF acquisition and an increase in sales. Service charges on deposit accounts increased $12 million, or 3%, primarily due to the full-period impact on volume due to TCF customers, partially offset by the impact from Fair Play enhancements implemented in the second half of 2022. Insurance income increased $12 million, or 11%, primarily reflecting an increase in agency commissions. All other increases were largely a result of the full-period impact of the TCF acquisition. Offsetting these increases, mortgage banking income decreased $165 million, or 53%, primarily reflecting lower salable volume and secondary marketing spreads, bank owned life insurance decreased $13 million, or 19%, primarily due to valuation adjustments and lower benefit claims, and net gains on sales of securities decreased $9 million, as the prior year included sales reflecting securities optimization following the acquisition of TCF.

Noninterest Expense

The following table reflects noninterest expense for each of the periods presented:

Table 6 - Noninterest Expense

		Year Ended December 31,						
			Change from 2021			Change from 2020		
(dollar amounts in millions)	2022		Amount	Percent	2021	Amount	Percent	2020
Personnel costs	$ 2,401	$	66	3 %	$ 2,335	$ 643	38 %	$ 1,692
Outside data processing and other services	610		(240)	(28)	850	466	121	384
Equipment	269		21	8	248	68	38	180
Net occupancy	246		(31)	(11)	277	119	75	158
Marketing	91		2	2	89	51	134	38
Professional services	77		(36)	(32)	113	58	105	55
Deposit and other insurance expense	67		16	31	51	19	59	32
Amortization of intangibles	53		5	10	48	7	17	41
Lease financing equipment depreciation	45		4	10	41	40	NM	1
Other noninterest expense	342		19	6	323	109	51	214
Total noninterest expense	$ 4,201	$	(174)	(4)%	$ 4,375	$ 1,580	57 %	$ 2,795
Number of employees (average FTE)	19,920		1,478	8 %	18,442	2,864	18 %	15,578

Impacts of acquisition-related expenses:

	Year Ended December 31,		
(dollar amounts in millions)	2022	2021	2020
Personnel costs	$ 8	$ 177	$ —
Outside data processing and other services	41	303	—
Equipment	5	16	—
Net occupancy	32	82	—
Marketing	—	5	—
Professional services	4	57	—
Deposit and other insurance expense	1	—	—
Other noninterest expense	4	61	—
Total noninterest expense adjustments	$ 95	$ 701	$ —

Noninterest expense was $4.2 billion, a decrease of $174 million, or 4%, from the prior year, primarily reflecting a $606 million decrease in acquisition-related expenses and execution of cost reduction initiatives, partially offset by the full-period impact of the TCF acquisition. Outside data processing and other services decreased $240 million, or 28%, professional services expense decreased $36 million, or 32%, and net occupancy decreased $31 million, or 11%, all primarily reflecting decreases in acquisition-related expenses and execution of cost reduction initiatives, partially offset by the full-period impact of the TCF acquisition. Partially offsetting these decreases, personnel costs increased $66 million, or 3%, primarily due to the impact of the full-period impact of the TCF acquisition, the impact from the addition of Capstone Partners, and other merit increases, partially offset by a decrease in acquisition-related expenses. Equipment expense increased $21 million, or 8%, primarily reflecting timing of technology equipment purchases and amortization and the full-period impact of the TCF acquisition, partially offset by reductions to the post-conversion cost structure. Other noninterest expenses increased $19 million, or 6%, primarily due to Capstone Partners expenses attributable to revenue activity, an increase in travel expenses as travel resumes a more normalized level following the COVID-19 pandemic, and the full-period impact of the TCF acquisition, partially offset by a decrease in acquisition-related expenses. All other increases were primarily a result of the full-period impact of the TCF acquisition, partially offset by cost reduction initiatives.

Provision for Income Taxes

(This section should be read in conjunction with Note 1 - "Significant Accounting Policies" and Note 18 - "Income Taxes" of the Notes to Consolidated Financial Statements.)

The provision for income taxes was $515 million for 2022, compared with $294 million in 2021. The effective tax rates for 2022 and 2021 were 18.6% and 18.5%, respectively. Both years included the benefits from general business credits, capital losses, tax-exempt income, tax-exempt bank owned life insurance income, and investments in qualified affordable housing projects.

The net federal deferred tax asset was $437 million, and the net state deferred tax asset was $97 million at December 31, 2022. As of December 31, 2022 and 2021 there was no valuation allowance on federal deferred taxes. In 2022, a $3 million decrease in the provision for state income taxes, net of federal tax effect, was recorded for the portion of state deferred tax assets that are not more likely than not to be realized, compared to an increase of $7 million, net of federal tax effect, in 2021.

RISK MANAGEMENT AND CAPITAL

Risk Governance

Risk awareness, identification and assessment, reporting, and active management are key elements in overall risk management. Controls include, among other, effective segregation of duties, access management, and authorization and reconciliation procedures, as well as staff education and a disciplined assessment process.

We use a multi-faceted approach to risk governance. It begins with the Board of Directors defining our risk appetite as aggregate moderate-to-low, through-the-cycle. This does not preclude engagement in select higher risk activities. Rather, the definition is intended to represent an aggregate view of where we want our overall risk to be managed.

Three Board committees primarily oversee implementation and monitoring of this desired risk appetite:

- Our *Audit Committee* oversees the integrity of the consolidated financial statements, including policies, procedures, and practices regarding the preparation of financial statements, the financial reporting process, disclosures, and internal control over financial reporting. The Audit Committee also provides assistance to our Board in overseeing the internal audit division and the independent registered public accounting firm's qualifications and independence; compliance with our Financial Code of Ethics for the chief executive officer and senior financial officers; and compliance with corporate securities trading policies.

- Our *Risk Oversight Committee* assists the Board in overseeing management of material risks, the approval and monitoring of our capital position and plan supporting our overall aggregate moderate-to-low, through-the-cycle risk appetite, the risk governance structure, compliance with applicable laws and regulations, and determining adherence to the board's stated risk appetite. The ROC has oversight responsibility with respect to the full range of inherent risks: credit, market, liquidity, legal, compliance/regulatory, operational, strategic, and reputational. The ROC provides assistance to our Board in overseeing the credit review group. This committee also oversees our capital management and planning process, ensures that the amount and quality of capital are adequate in relation to expected and unexpected risks, and that our capital levels exceed "well-capitalized" requirements.

- Our *Technology Committee* assists our Board in fulfilling its oversight responsibilities with respect to all technology, cyber security, and third-party risk management strategies and plans. The committee is charged with evaluating Huntington's capability to properly perform all technology functions necessary for its business plan, including projected growth, technology capacity, planning, operational execution, product development, and management capacity. Our Technology Committee provides oversight of technology investments and plans to drive efficiency as well as to meet defined standards for risk, information security, and redundancy. Our Technology Committee oversees the allocation of technology costs and ensures that they are understood by the Board. Our Technology Committee monitors and evaluates innovation and technology trends that may affect our strategic plans, including monitoring of overall industry trends. The Technology Committee reviews and provides oversight of our continuity and disaster recovery planning and preparedness.

Our Audit and Risk Oversight Committees routinely hold executive sessions with our key officers engaged in accounting and risk management. On a periodic basis, the two committees meet in joint session to cover matters relevant to both, such as the construct and appropriateness of the ACL, which is reviewed quarterly. All directors have access to information provided to each committee and all scheduled meetings are open to all directors.

Our Risk Oversight and Technology Committees routinely hold joint sessions to cover matters relevant to both such as cybersecurity and IT risk and control projects and risk assessments.

Further, through our Human Resources and Compensation Committee, our Board seeks to ensure its system of rewards is risk-sensitive and aligns the interests of management, creditors, and shareholders. We utilize a variety of compensation-related tools to induce appropriate behavior, including common stock ownership thresholds for the chief executive officer and certain members of senior management, equity deferrals, recoupment provisions, and the right to terminate compensation plans at any time.

Management has implemented an Enterprise Risk Management and Risk Appetite Framework. Critically important is our self-assessment process, in which each business segment produces an analysis of its risks and the strength of its risk controls. The segment analyses are combined with assessments by our risk management organization of major risk sectors (e.g., credit, market, liquidity, operational, compliance, strategic, and reputation) to produce an overall enterprise risk assessment. Outcomes of the process include a determination of the quality of the overall control process, the direction of risk, and our position compared to the defined risk appetite.

Management also utilizes a wide series of metrics (key risk indicators) to monitor risk positions throughout the Company. In general, a range for each metric is established, which allows the Company, in aggregate, to operate within an aggregate moderate-to-low, through-the-cycle risk appetite. Deviations from the range will indicate if the risk being measured exceeds desired tolerance, which may then necessitate corrective action.

We also have four executive level committees to manage risk: ALCO, Credit Policy and Strategy, Risk Management, and Capital Management. Each committee focuses on specific categories of risk and is supported by a series of subcommittees that are tactical in nature. We believe this structure helps ensure appropriate escalation of issues and overall communication of strategies.

Huntington utilizes three lines of defense with regard to risk management: (1) business segments, (2) corporate risk management, and (3) internal audit and credit review. To induce greater ownership of risk within its business segments, segment risk officers have been embedded in the business to identify and monitor risk, elevate and remediate issues, establish controls, perform self-testing, and oversee the self-assessment process. Corporate Risk Management establishes policies, sets operating limits, reviews new or modified products/processes, ensures consistency and quality assurance within the segments, and produces the enterprise risk assessment. The Chief Risk Officer has significant input into the design and outcome of incentive compensation plans as they apply to risk. Internal audit and credit review provide additional assurance that risk-related functions are operating as intended.

Huntington classifies/aggregates risk into seven risk pillars. Huntington recognizes that risks can be interrelated or embedded within each other, and therefore managing across risk pillars is a key component of the framework. The following defines the Company's risk pillars:

- *Credit risk*, which is the risk of loss due to loan and lease customers or other counterparties not being able to meet their financial obligations under agreed upon terms;

- *Market risk*, which occurs when fluctuations in interest rates impact earnings and capital. Financial impacts are realized through changes in the interest rates of balance sheet assets and liabilities (net interest margin) or directly through valuation changes of capitalized MSR and/or trading assets (noninterest income);

- *Liquidity risk*, which is the risk to current or anticipated earnings or capital arising from an inability to meet obligations when they come due. Liquidity risk includes the inability to access funding sources or manage fluctuations in funding levels. Liquidity risk also results from the failure to recognize or address changes in market conditions that affect our ability to liquidate assets quickly and with minimal loss in value;

- **Operational risk**, which is the risk of loss arising from inadequate or failed internal processes or systems, including information security breaches or cyberattacks, human errors or misconduct, or adverse external events. Operational losses result from internal fraud, external fraud, inadequate or inappropriate employment practices and workplace safety, failure to meet professional obligations involving customers, products, and business practices, damage to physical assets, business disruption and systems failures, and failures in execution, delivery, and process management;

- **Compliance risk**, which exposes us to money penalties, enforcement actions, or other sanctions as a result of non-conformance with laws, rules, and regulations that apply to the financial services industry;

- **Strategic risk**, which is defined as risk to current or anticipated earnings, capital, or enterprise value arising from adverse business decisions, improper implementation of business decisions or lack of responsiveness to industry / market changes; and

- **Reputation risk**, which is the risk that negative publicity regarding an institution's business practices, whether true or not, will cause a decline in the customer base, costly litigation, or revenue reductions.

A comprehensive discussion of risk management and capital matters affecting us can be found in the Risk Factors section included in Item 1A: Risk Factors and the "Regulatory Matters" section of Item 1: Business of this Form 10-K.

Some of the more significant processes used to manage and control credit, market, liquidity, operational, and compliance risks are described in the following sections.

Credit Risk

Credit risk is the risk of financial loss if a counterparty is not able to meet the agreed upon terms of the financial obligation. The majority of our credit risk is associated with lending activities, as the acceptance and management of credit risk is central to profitable lending. We also have credit risk associated with our investment securities portfolios *(see Note 4 - "Investment Securities and Other Securities" of the Notes to Consolidated Financial Statements)*. We engage with other financial counterparties for a variety of purposes including investing, asset and liability management, mortgage banking, and trading activities. A variety of derivative financial instruments, principally interest rate swaps, caps and floors, swaption collars, forward contracts, and forward starting interest rate swaps are used in asset and liability management activities to protect against the risk of adverse price or interest rate movements. We also use derivatives, principally loan sale commitments, in hedging our mortgage loan interest rate lock commitments and mortgage loans held for sale. While there is credit risk associated with derivative activity, we believe this exposure is minimal. *(See Note 1 - "Significant Accounting Policies" of the Notes to Consolidated Financial Statements.)*

We focus on the early identification, monitoring, and management of all aspects of our credit risk. In addition to the traditional credit risk mitigation strategies of credit policies and processes, market risk management activities, and portfolio diversification, we use quantitative measurement capabilities utilizing external data sources, enhanced modeling technology, and internal stress testing processes. Our ongoing expansion of portfolio management resources is central to our commitment to maintaining an aggregate moderate-to-low, through-the-cycle risk appetite. In our efforts to identify risk mitigation techniques, we have focused on product design features, origination policies, and solutions for delinquent or stressed borrowers.

The maximum level of credit exposure to individual credit borrowers is limited by policy guidelines based on the perceived risk of each borrower or related group of borrowers. Authority to grant commitments sits with the independent credit administration function, with limited exceptions, and is closely monitored and regularly updated. Concentration risk is managed through limits on loan type, industry, and loan quality factors. We focus predominantly on extending credit to consumer and commercial customers with existing or expandable relationships within our primary banking markets, although we will consider lending opportunities outside our primary markets if we believe the associated risks are acceptable and aligned with strategic initiatives. Although we offer a broad set of products, we continue to develop new lending products and opportunities. Each of these new products and opportunities goes through a rigorous development and approval process prior to implementation to ensure our overall objective of maintaining an aggregate moderate-to-low risk portfolio profile.

The checks and balances in the credit process and the separation of the credit administration and risk management functions are designed to appropriately assess and sanction the level of credit risk being accepted, facilitate the early recognition of credit problems when they occur, and provide for effective problem asset management and resolution. For example, we do not extend additional credit to delinquent borrowers except in certain circumstances that substantially improve our overall repayment or collateral coverage position.

Loan and Lease Credit Exposure Mix

At December 31, 2022, our loans and leases totaled $119.5 billion, representing a $8.3 billion, or 7%, increase compared to $111.3 billion at December 31, 2021.

Total commercial loans and leases were $67.0 billion at December 31, 2022 and represented 56% of our total loan and lease credit exposure. Our commercial loan portfolio is diversified by product type, customer size, and geography, and is comprised of the following (*see Commercial Credit discussion*):

C&I – C&I loans are made to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or other projects. We focus on borrowers doing business within our geographic markets. C&I loans are generally underwritten individually and secured with the assets of the company and/or the personal guarantee of the business owners. The financing of owner-occupied facilities is considered a C&I loan even though there is improved real estate as collateral. This treatment is a result of the credit decision process, which focuses on cash flow from operations of the business to repay the debt. The operation, sale, rental, or refinancing of the real estate is not considered the primary repayment source for these types of loans. As we have expanded our C&I portfolio, we have developed a series of "vertical specialties" to ensure that new products or lending types are embedded within a structured, centralized Commercial Lending area with designated, experienced credit officers. These specialties are comprised of either targeted industries (for example, healthcare, technology & telecom, finance and insurance, etc.) and/or lending disciplines (equipment finance, distribution finance, asset-based lending, etc.), all of which requires a high degree of expertise and oversight to effectively mitigate and monitor risk. As such, we have dedicated colleagues and teams focused on bringing value-added expertise to these specialty customers.

CRE – The CRE portfolio includes both CRE commercial and CRE construction loans. CRE commercial loans are loans to developers and institutional sponsors supporting income-producing or for-sale commercial real estate properties. We mitigate our risk on these loans by requiring collateral values that exceed the loan amount and underwriting the loan with projected cash flow in excess of the debt service requirement. These loans are made to finance properties such as apartment buildings, office and industrial buildings, and retail shopping centers, and are repaid through cash flows related to the operation, sale, or refinance of the property. For loans secured by real estate, appropriate appraisals are obtained at origination and updated on an as needed basis in compliance with regulatory requirements and our credit policies. CRE construction loans are loans to developers, companies, or individuals used for the construction of a commercial or residential property for which repayment will be generated by the sale or permanent financing of the property. Our CRE construction portfolio primarily consists of multi-family, retail, office, and warehouse project types. Generally, these loans are for construction projects that have been pre-sold or pre-leased, or have secured permanent financing, as well as loans to real estate companies with significant equity invested in each project. These loans are managed by a specialized real estate lending group that actively monitors the construction phase and manages the loan disbursements according to the predetermined construction schedule.

Lease Financing – Lease financing products are designed to address the diverse financing needs of small to large companies primarily for the acquisition of equipment. Our lease financing portfolio will utilize a variety of origination partners and third-party sources including equipment manufacturers, dealers, or vendors set up under program structures to generate transactions from a nationwide footprint. High level business lines comprise of industrial finance, specialty finance, healthcare finance, technology finance, and specialized transportation, franchise, & government.

Total consumer loans were $52.5 billion at December 31, 2022 and represented 44% of our total loan and lease credit exposure. The consumer portfolio is comprised primarily of automobile loans, home equity lines-of-credit, residential mortgages, and RV and marine finance *(see Consumer Credit discussion)*.

Residential mortgage – Residential mortgage loans represent loans to consumers for the purchase or refinance of a residence. These loans are generally financed over a 15-year to 30-year term, and in most cases, are extended to borrowers to finance their primary residence. Applications are underwritten centrally using consistent credit policies and processes. All residential mortgage loan decisions utilize a full appraisal for collateral valuation. Huntington has not originated or acquired residential mortgages that allow negative amortization or allow the borrower multiple payment options.

Automobile – Automobile loans are comprised primarily of loans made through automotive dealerships and include exposure in selected states outside of our primary banking markets. The exposure outside of our core footprint states represents 18% of the total exposure, with no individual state representing more than 6%. Applications are underwritten using an automated underwriting system that applies consistent policies and processes across the portfolio.

Home equity – Home equity lending includes both home equity loans and lines-of-credit. This type of lending, which is secured by a first-lien or junior-lien on the borrower's residence, allows customers to borrow against the equity in their home or refinance existing mortgage debt. Products include closed-end loans which are generally fixed-rate with principal and interest payments, and variable-rate, interest-only lines-of-credit which do not require payment of principal during the 10-year revolving period. The home equity line of credit converts to a 20-year amortizing structure at the end of the revolving period. Applications are underwritten centrally in conjunction with an automated underwriting system. The home equity underwriting criteria is based on minimum credit scores, debt-to-income ratios, and LTV ratios, with current collateral valuations. The underwriting for the floating rate lines of credit also incorporates a stress analysis for rising interest rates.

RV and marine – RV and marine loans are loans provided to consumers for the purpose of financing recreational vehicles and boats. Loans are originated on an indirect basis through a series of dealerships across 35 states. The loans are underwritten centrally using an application and decisioning system similar to automobile loans. The current portfolio includes 26% of the balances within our core footprint states.

Other consumer – Other consumer loans primarily consists of consumer loans not secured by real estate, including credit cards, personal unsecured loans, and overdraft balances. We originate these products within our established set of credit policies and guidelines.

The table below provides the composition of our total loan and lease portfolio:

Table 7 - Loan and Lease Portfolio Composition

		At December 31,			
(dollar amounts in millions)		2022		2021	
Commercial:					
Commercial and industrial	$	45,127	38 %	$ 41,688	37 %
Commercial real estate		16,634	14	14,961	14
Lease financing		5,252	4	5,000	4
Total commercial		67,013	56	61,649	55
Consumer:					
Residential mortgage		22,226	19	19,256	17
Automobile		13,154	11	13,434	12
Home equity		10,375	9	10,550	9
RV and marine		5,376	4	5,058	5
Other consumer		1,379	1	1,320	2
Total consumer		52,510	44	49,618	45
Total loans and leases	$	119,523	100 %	$ 111,267	100 %

Our loan and lease portfolio is a managed mix of consumer and commercial credits. We manage the overall credit exposure and portfolio composition via a credit concentration policy. The policy designates specific loan types, collateral types, and loan structures to be formally tracked and assigned maximum exposure limits as a percentage of capital. Commercial lending by NAICS categories, specific limits for CRE project types, loans secured by residential real estate, large dollar exposures, and designated high risk loan categories represent examples of specifically tracked components of our concentration management process. There are no identified concentrations that exceed the assigned exposure limit. Our concentration management policy is approved by the ROC and is used to ensure a high quality, well diversified portfolio that is consistent with our overall objective of maintaining an aggregate moderate-to-low, through-the-cycle risk appetite. Changes to existing concentration limits, incorporating specific information relating to the potential impact on the overall portfolio composition and performance metrics, require the approval of the ROC prior to implementation.

The table below provides our total loan and lease portfolio segregated by industry type. The changes in the industry composition from December 31, 2021 are consistent with the portfolio growth metrics.

Table 8 - Loan and Lease Portfolio by Industry Type	At December 31,			
(dollar amounts in millions)	2022		2021	
Commercial loans and leases:				
Real estate and rental and leasing	$ 16,310	14 %	$ 14,287	13 %
Retail trade (1)	9,894	8	6,709	6
Manufacturing	7,809	7	7,401	7
Finance and insurance	5,005	4	4,595	4
Health care and social assistance	4,293	4	4,733	4
Wholesale Trade	3,922	3	4,067	4
Accommodation and food services	3,335	3	3,778	3
Transportation and warehousing	3,246	3	3,096	3
Other services	2,097	2	2,119	2
Professional, scientific, and technical services	1,899	2	1,975	2
Construction	1,757	1	1,980	2
Arts, entertainment, and recreation	1,424	1	1,495	1
Admin./Support/Waste Mgmt. and Remediation Services	1,370	1	1,285	1
Utilities	1,298	1	932	1
Information	1,167	1	870	1
Public administration	667	1	713	1
Educational services	513	—	657	—
Agriculture, forestry, fishing, and hunting	455	—	453	—
Mining, quarrying, and oil and gas extraction	196	—	358	—
Management of companies and enterprises	127	—	130	—
Unclassified/other	229	—	16	—
Total commercial loans and leases by industry category	67,013	56 %	61,649	55 %
Residential mortgage	22,226	19	19,256	17
Automobile	13,154	11	13,434	12
Home Equity	10,375	9	10,550	9
RV and marine	5,376	4	5,058	5
Other consumer loans	1,379	1	1,320	2
Total loans and leases	$ 119,523	100 %	$ 111,267	100 %

(1) Amounts include $2.3 billion and $1.5 billion of auto dealer services loans at December 31, 2022 and December 31, 2021, respectively.

Commercial Credit

The primary factors considered in commercial credit approvals are the financial strength of the borrower, assessment of the borrower's management capabilities, cash flows from operations, industry sector trends, type and sufficiency of collateral, type of exposure, transaction structure, and the general economic outlook. While these are the primary factors considered, there are a number of other factors that may be considered in the decision process. We require the signature approval of both the appropriate line of business leaders and independent credit executives. The risk rating, credit exposure amount, and complexity of the credit determines the threshold for approval. Credit officers who understand each local region and are experienced in the industries and loan structures of the requested credit exposure are involved in all loan decisions and have the primary credit authority, with the exception of small business loans. For small business loans, we utilize a centralized loan approval process for standard products and structures. In this centralized decision environment, certain individuals who understand each local region may make credit-extension decisions to preserve our commitment to the communities in which we operate. In addition to disciplined and consistent judgmental factors, a sophisticated credit scoring process is used as a primary evaluation tool in the determination of approving a loan.

In commercial lending, on-going credit management is dependent on the type and nature of the loan. We monitor all significant exposures. All commercial credit extensions are assigned internal risk ratings reflecting the borrower's PD and LGD. This two-dimensional rating methodology provides granularity in the portfolio management process. The PD is rated and applied at the borrower level. The LGD is rated and applied based on the specific type of credit extension and the quality and lien position associated with the underlying collateral. The internal risk ratings are assessed at origination and updated at each periodic monitoring event. There is also extensive macro-portfolio management analysis. We review and adjust our risk-rating criteria based on actual experience, which provides us with the current risk level in the portfolio. A centralized portfolio management function monitors and reports on the performance of the entire commercial portfolio, including small business loans, to provide consistent oversight.

In addition to the initial credit analysis conducted during the approval process, our credit review group performs testing to provide an independent review and assessment of the quality and risk of new loan originations. This group is part of our Risk Management area and conducts portfolio reviews on a risk-based cycle to evaluate individual loans, validate risk ratings, and test the consistency of credit processes.

Our standardized loan grading system considers many components that directly correlate to loan quality and likelihood of repayment, one of which is guarantor support. On an at least annual basis, we consider, among other things, the guarantor's reputation and creditworthiness, where available, along with various key financial metrics such as liquidity and net worth. Our assessment of the guarantor's credit strength, or lack thereof, is reflected in our risk ratings for such loans, which is directly tied to, and an integral component of, our ACL methodology. When a loan goes to impaired status, viable guarantor support is considered in the determination of a credit loss.

If our assessment of the guarantor's credit strength yields an inherent capacity to perform, we will seek repayment from the guarantor as part of the collection process and have done so successfully.

Substantially all loans categorized as Classified *(See Note 5 "Loans / Leases" of the Notes to Consolidated Financial Statements)* are managed by FRG. FRG is a specialized group of credit professionals that handle the day-to-day management of workouts, commercial recoveries, and problem loan sales. Its responsibilities include developing and implementing action plans, assessing risk ratings, and determining the appropriateness of the allowance, the accrual status, and the ultimate collectability of the Classified loan portfolio.

C&I PORTFOLIO

We manage the risks inherent in the C&I portfolio through origination policies, a defined loan concentration policy with established limits, on-going loan-level and portfolio-level reviews, recourse requirements, and continuous portfolio risk management activities. Our origination policies for the C&I portfolio include loan product-type specific policies such as LTV and debt service coverage ratios, as applicable.

The C&I portfolio continues to have solid origination activity while we maintain a focus on high quality originations. We continue to maintain a proactive approach to identifying borrowers that may be facing financial difficulty in order to maximize the potential credit outcomes. Subsequent to the origination of the loan, the credit review group provides an independent review and assessment of the quality of the underwriting and risk of new loan originations.

CRE PORTFOLIO

We manage the risks inherent in this portfolio specific to CRE lending, focusing on the quality of the developer and the specifics associated with each project. Generally, we: (1) limit our loans to 80% of the appraised value of the commercial real estate at origination, (2) require net operating cash flows to be 120% of required interest and principal payments, and (3) if the commercial real estate is non-owner occupied, require that pre-leasing generate break-even interest-only debt service. We actively monitor project-type concentrations and both geographic and project-type performance metrics of all CRE loan types, with a focus on loans identified as higher risk based on the risk rating methodology. Both macro-level and loan-level stress-test scenarios based on existing and forecast market conditions are part of the on-going portfolio management process for the CRE portfolio.

Dedicated real estate professionals originate and manage the portfolio. The portfolio is diversified by project type and loan size, and this diversification represents a significant portion of the credit risk management strategies employed for this portfolio. Subsequent to the origination of the loan, the credit review group provides an independent review and assessment of the quality of the underwriting and risk of new loan originations.

Appraisal values are obtained in conjunction with all originations and renewals, and on an as-needed basis, in compliance with regulatory requirements and to ensure appropriate decisions regarding the on-going management of the portfolio reflect the changing market conditions. Appraisals are obtained from approved vendors and are reviewed by an internal appraisal review group comprised of certified appraisers to ensure the quality of the valuation used in the underwriting process. We continue to perform on-going portfolio level reviews within the CRE portfolio. These reviews generate action plans based on occupancy levels or leasing revenues associated with the projects being reviewed. This highly individualized process requires working closely with all of our borrowers, as well as an in-depth knowledge of CRE project lending and the market environment.

LEASE FINANCING

We manage the risks inherent in the Lease Financing portfolio through external consumer and business credit scoring solutions, internally developed custom probability of default and loss given default models, continuous portfolio risk management activities, and equipment and customer diversification. Our origination policies are aligned by transaction size with increased use of the personal guarantee of principals and external credit scoring tools for smaller transactions and expanded financial analysis and reporting requirements for larger transactions. Our program focuses on high-quality manufacturer, distributor, vendor, or third party originations sources with in-depth partner diligence. The lease financing group may use manufacturer loss risk share programs that provide additional transaction support, but the origination strategy prioritizes strong customer financial condition.

High level business lines are comprised of Industrial Finance, Specialty Finance, Healthcare Finance, Technology Finance, and Specialized Transportation, Franchise, and Government with multiple segments under each main line. We also have specific equipment types or industries designated as low tolerance with additional front-end guidance and diligence requirements. Subsequent to the origination of the lease, the credit review group provides an independent review and assessment of the quality of the underwriting and risk of new lease originations.

Consumer Credit

Consumer credit approvals are based on, among other factors, the financial strength and payment history of the borrower, type of exposure, and transaction structure. Consumer credit decisions are generally made in a centralized environment utilizing decision models. Importantly, certain individuals who understand each local region have the authority to make credit extension decisions to preserve our focus on the local communities in which we operate. For all classes within the consumer loan portfolio, loans are assigned pool level PD factors based on the FICO range within which the borrower's credit bureau score falls. The credit bureau score is widely accepted as the standard measure of consumer credit risk used by lenders, regulators, rating agencies, and consumers. The LGD is related to the type of collateral associated with the credit extension, which typically does not change over the course of the loan term. This allows Huntington to maintain a current view of the customer for credit risk management and ACL purposes.

In consumer lending, credit risk is managed from a segment (i.e., loan type, collateral position, geography, etc.) and vintage performance analysis. All portfolio segments are continuously monitored for changes in delinquency trends and other asset quality indicators. We make extensive use of portfolio assessment models to continuously monitor the quality of the portfolio, which may result in changes to future origination strategies. The credit review group conducts ongoing independent credit origination and process reviews to ensure the effectiveness and efficiency of the consumer credit processes.

Collection actions by our customer assistance team are initiated as needed through a centrally managed collection and recovery function. We employ a series of collection methodologies designed to maintain a high level of effectiveness, while maximizing efficiency. In addition to the consumer loan portfolio, the customer assistance team is responsible for collection activity on all sold and securitized consumer loans and leases. Collection practices include a single contact point for the majority of the residential real estate secured portfolios.

RESIDENTIAL REAL ESTATE SECURED PORTFOLIOS

The properties securing our residential mortgage and home equity portfolios are primarily located within our geographic footprint. Huntington continues to support our local markets with consistent underwriting across all residential secured products. The residential secured portfolio originations continue to be of high quality. Our portfolio management strategies associated with our Home Savers group allow us to focus on effectively helping our customers with appropriate solutions for their specific circumstances.

Huntington underwrites all residential mortgage applications centrally, with a focus on higher quality borrowers. We do not originate residential mortgages that allow negative amortization or allow the borrower multiple payment options. Residential mortgages are originated based on a completed full appraisal during the credit underwriting process. We update values in compliance with applicable regulations to facilitate our portfolio management, as well as our workout and loss mitigation functions.

We are subject to repurchase risk associated with residential mortgage loans sold in the secondary market. An appropriate level of reserve for representations and warranties related to residential mortgage loans sold has been established to address this repurchase risk inherent in the portfolio.

AUTOMOBILE PORTFOLIO

Our strategy in the automobile portfolio continues to focus on high quality borrowers as measured by both FICO and internal custom scores, combined with appropriate LTVs, terms, and profitability. Our strategy and operational capabilities allow us to appropriately manage the origination quality across the entire portfolio, including our newer markets. Although increased origination volume and entering new markets can be associated with increased risk levels, we believe our disciplined strategy and operational processes significantly mitigate these risks.

We have continued to consistently execute our value proposition and take advantage of available market opportunities. Importantly, we have maintained our high credit quality standards while expanding the portfolio.

RV AND MARINE PORTFOLIO

Our strategy in the RV and Marine portfolio focuses on high quality borrowers, combined with appropriate LTVs, terms, and profitability. Although entering new markets can be associated with increased risk levels, we believe our disciplined strategy and operational processes significantly mitigate these risks.

Credit Quality

(This section should be read in conjunction with Note 5 "Loans / Leases and Note 6 "Allowance for Credit Losses" of the Notes to Consolidated Financial Statements.)

We believe the most meaningful way to assess overall credit quality performance is through an analysis of specific performance ratios. This approach forms the basis of the discussion in the sections immediately following: NPAs, NALs, ACL, and NCOs. In addition, we utilize delinquency rates, risk distribution and migration patterns, product segmentation, and origination trends in the analysis of our credit quality performance.

Credit quality performance in 2022 reflected NCOs of $121 million, or 0.11% of average total loans and leases, a decrease from $215 million or 0.22% in the prior year. The decrease was driven by a $145 million decrease in Commercial NCOs, partially offset by a $51 million increase in Consumer NCOs. NPAs decreased by $156 million, or 21%, to $594 million, primarily driven by decreases in commercial and industrial and lease financing NALs.

NPAs and NALs

NPAs consist of (1) NALs, which represent loans and leases no longer accruing interest, (2) OREO properties, and (3) other NPAs. Any loan or lease in our portfolio may be placed on nonaccrual status prior to the policies described below when collection of principal or interest is in doubt. Also, when a borrower with discharged non-reaffirmed debt in a Chapter 7 bankruptcy is identified and the loan or lease is determined to be collateral dependent, the loan is placed on nonaccrual status.

Commercial loans and leases are placed on nonaccrual status at 90-days past due, or earlier if repayment of principal and interest is in doubt. Of the $398 million of commercial related NALs at December 31, 2022, $270 million, or 68%, represent loans and leases that were less than 30-days past due, demonstrating our continued commitment to proactive credit risk management. With the exception of residential mortgage loans guaranteed by government organizations which continue to accrue interest, first lien loans secured by residential mortgage collateral are placed on nonaccrual status at 150-days past due. Junior-lien home equity loans are placed on nonaccrual status at the earlier of 120-days past due or when the related first-lien loan has been identified as nonaccrual. Automobile, RV and marine, and other consumer loans are generally fully charged-off at 120-days past due, and if not fully charged-off are placed on non-accrual.

When loans and leases are placed on nonaccrual, any accrued interest is reversed against interest income. When, in our judgment, the borrower's ability to make required interest and principal payments has resumed and collectability is no longer in doubt, the loan or lease could be returned to accrual status.

The following table reflects period-end NALs and NPAs detail:

Table 9 - Nonaccrual Loans and Leases and Nonperforming Assets

	At December 31,			
(dollar amounts in millions)	2022		2021	
Nonaccrual loans and leases (NALs):				
Commercial and industrial	$	288	$	370
Commercial real estate		92		104
Lease financing		18		48
Residential mortgage		90		111
Automobile		4		3
Home equity		76		79
RV and marine		1		1
Total nonaccrual loans and leases		569		716
Other real estate, net:				
Residential		11		8
Commercial		—		1
Total other real estate, net		11		9
Other NPAs (1)		14		25
Total nonperforming assets	$	594	$	750
Nonaccrual loans and leases as a % of total loans and leases		0.48 %		0.64 %
NPA ratio (2)		0.50		0.67

(1) Other nonperforming assets include certain impaired investment securities and/or nonaccrual loans held-for-sale.
(2) Nonperforming assets divided by the sum of loans and leases, other real estate owned, and other NPAs.

ACL

Our ACL is comprised of two different components, both of which in our judgment are appropriate to absorb lifetime expected credit losses in our loan and lease portfolio: the ALLL and the AULC.

We use statistically-based models that employ assumptions about current and future economic conditions throughout the contractual life of the loan. The process of estimating expected credit losses is based on three key parameters: PD, EAD, and LGD. Beyond the reasonable and supportable period (two to three years), the economic variables revert to a historical equilibrium at a pace dependent on the state of the economy reflected within the economic scenario.

Future economic conditions consider multiple macroeconomic scenarios provided to us by an independent third party and are reviewed through the appropriate committee governance channels described below. These macroeconomic scenarios contain certain variables that are influential to our modeling process, the most significant being unemployment rates and GDP. The probability weights assigned to each scenario are generally expected to be consistent from period to period and determined through our ACL process. Any changes in probability weights must be supported by appropriate documentation and approval of senior management. Additionally, we consider whether to adjust the modeled estimates to address possible limitations within the models or factors not captured within the macroeconomic scenarios. Lifetime losses for most of our loans and leases are evaluated collectively based on similar risk characteristics, risk ratings, origination credit bureau scores, delinquency status, and remaining months within loan agreements, among other factors.

The baseline scenario used for the 2022 fourth quarter assumes the weaker pace of job growth in 2023 will cause the unemployment rate to gradually increase to 4.1% by the end of 2023. The overnight federal funds rate is forecasted to continue to increase, hitting a terminal rate of approximately 4.6% in the second quarter of 2023 as the Federal Reserve continues to address the elevated inflation levels. The expectation is that the Federal Reserve would start to cut rates late in 2023 and throughout 2024 although monetary policy remains restrictive until the end of 2025 when the federal funds rate returns to its neutral rate. Inflation is forecast to drop from an average of 8.1% in 2022 to 2.4% in 2024 as a result of Federal Reserve's actions, a reduction in U.S supply chain stress, below potential GDP growth, declines in global energy prices and moderating nominal wage growth.

The table below is intended to show how the forecasted path of unemployment and GDP has changed since the end of 2021:

Table 10 - Forecasted Key Macroeconomic Variables

| | 2021 | 2022 | | 2023 | |
| | Q4 | Q2 | Q4 | Q2 | Q4 |
Baseline scenario forecast					
Unemployment rate (1)					
4Q 2021	4.5%	3.7%	3.5%	3.5%	3.5%
4Q 2022	N/A	N/A	3.7	3.9	4.1
Gross Domestic Product (1)					
4Q 2021	6.6%	3.6%	2.5%	2.9%	2.8%
4Q 2022	N/A	N/A	(0.1)	0.4	2.0

(1)   Values reflect the baseline scenario forecast inputs for each period presented, not updated for subsequent actual amounts.

Management continues to assess the uncertainty in the macroeconomic environment, including geopolitical instability and current inflation levels, considering multiple macroeconomic forecasts that reflected a range of possible outcomes. While we have incorporated estimates of economic uncertainty into our ACL, the ultimate impact of the current inflation levels and attempts to lower inflation through Federal Reserve rate actions will have on the economy remains unknown.

Management develops additional analytics to support adjustments to our modeled results. Our governance committees reviewed model results of each economic scenario for appropriate usage, concluding that the quantitative transactional reserve will continue to utilize scenario weighting. Given the uncertainty associated with key economic scenario assumptions, the December 31, 2022 ACL included a general reserve that consists of various risk profile components, including profiles to capture uncertainty not addressed within the quantitative transaction reserve.

Our ACL methodology committee is responsible for developing the methodology, assumptions and estimates used in the calculation, as well as determining the appropriateness of the ACL. The ALLL represents the estimate of lifetime expected losses in the loan and lease portfolio at the reported date. The loss modeling process uses an EAD concept to calculate total expected losses on both funded balances and unfunded lending commitments, where appropriate. Losses related to the unfunded lending commitments are then recorded as AULC within other liabilities in the Consolidated Balance Sheet. A liability for expected credit losses for off-balance sheet credit exposures is recognized if Huntington has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable.

The AULC is determined by applying the same quantitative reserve determination process to the unfunded portion of the loan exposures adjusted by an applicable funding expectation. *(See Note 1 - "Significant Accounting Policies" of the Notes to Consolidated Financial Statements).*

Our ACL evaluation process includes the on-going assessment of credit quality metrics, and a comparison of certain ACL benchmarks to current performance. For further information, including the ALLL and AULC activity by portfolio segment, refer to Note 6 "Allowance for Credit Losses" of the Notes to Consolidated Financial Statements.

The table below reflects the allocation of our ALLL among our various loan and lease categories and the reported ACL:

Table 11 - Allocation of Allowance for Credit Losses

(dollar amounts in millions)

	At December 31,					
	2022			2021		
	Allocation of Allowance	% of Total ALLL	% of Total Loans and Leases (1)	Allocation of Allowance	% of Total ALLL	% of Total Loans and Leases (1)
Commercial						
Commercial and industrial	$ 890	42 %	38 %	$ 832	41 %	37 %
Commercial real estate	482	23	14	586	29	14
Lease financing	52	2	4	44	2	4
Total commercial	1,424	67	56	1,462	72	55
Consumer						
Residential mortgage	187	8	19	145	8	17
Automobile	141	7	11	108	5	12
Home equity	105	5	9	88	4	9
RV and marine	143	7	4	105	5	5
Other consumer	121	6	1	122	6	2
Total consumer	697	33	44	568	28	45
Total ALLL	2,121	100 %	100 %	2,030	100 %	100 %
AULC	150			77		
Total ACL	$ 2,271			$ 2,107		
Total ALLL as % of:						
Total loans and leases	1.77 %			1.82 %		
Nonaccrual loans and leases	373			284		
NPAs	357			271		
Total ACL as % of:						
Total loans and leases	1.90 %			1.89 %		
Nonaccrual loans and leases	400			294		
NPAs	382			281		

(1) Percentages represent the percentage of each loan and lease category to total loans and leases.

At December 31, 2022, the ACL was $2.3 billion, or 1.90%, of total loans and leases, compared to $2.1 billion, or 1.89%, at December 31, 2021. The increase in the total ACL was primarily driven by loan and lease growth, but also recognizes the increased near-term recessionary risks at the end of 2022.

NCOs

A loan in any portfolio may be charged-off prior to the policies described below if a loss confirming event has occurred. Loss confirming events include, but are not limited to, bankruptcy (unsecured), continued delinquency, foreclosure, or receipt of an asset valuation indicating a collateral deficiency where that asset is the sole source of repayment. Additionally, discharged, collateral dependent non-reaffirmed debt in Chapter 7 bankruptcy filings will result in a charge-off to estimated collateral value, less anticipated selling costs at the time of discharge.

Commercial loans and leases are either charged-off or written down to net realizable value by 90-days past due with the exception of administrative small ticket lease delinquencies. Automobile loans, RV and marine, and other consumer loans are generally fully charged-off at 120-days past due. First-lien and junior-lien home equity loans are charged-off to the estimated fair value of the collateral, less anticipated selling costs, at 150-days past due and 120-days past due, respectively. Residential mortgages are charged-off to the estimated fair value of the collateral, less anticipated selling costs, at 150-days past due. The remaining balance is in delinquent status until a modification can be completed, or the loan goes through the foreclosure process.

The following table reflects NCO detail:

Table 12 - Net Loan and Lease Charge-offs

(dollar amounts in millions)

	Year Ended December 31,		
	2022	2021	2020
Net charge-offs by loan and lease type:			
Commercial:			
Commercial and industrial	$ (2)	$ 99	$ 287
Commercial real estate	8	17	43
Lease financing	9	44	12
Total commercial	15	160	342
Consumer:			
Residential mortgage	(2)	(1)	3
Automobile	6	(6)	33
Home equity	(5)	(5)	6
RV and marine	8	5	12
Other consumer	99	62	53
Total consumer	106	55	107
Total net charge-offs	$ 121	$ 215	$ 449
Net charge-offs - annualized percentages:			
Commercial:			
Commercial and industrial	— %	0.27 %	0.91 %
Commercial real estate	0.05	0.14	0.61
Lease financing	0.18	1.18	0.54
Total commercial	0.03	0.31	0.84
Consumer:			
Residential mortgage	(0.01)	—	0.03
Automobile	0.05	(0.05)	0.26
Home equity	(0.05)	(0.05)	0.07
RV and marine	0.15	0.10	0.31
Other consumer	7.55	5.56	4.84
Total consumer	0.21	0.12	0.28
Net charge-offs as a % of average loans	0.11 %	0.22 %	0.57 %

NCOs decreased $94 million, or 44%, to $121 million in 2022 compared to 2021. NCOs for the commercial portfolios showed significant improvement, with net charge-offs of 0.03% in 2022 compared to 0.31% in 2021, primarily attributable to a reduction in NCOs in the C&I portfolio. Consumer charge-offs were higher in 2022 compared to 2021, primarily due to an increase in the other consumer portfolio.

Market Risk

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices, including the correlation among these factors and their volatility. When the value of an instrument is tied to such external factors, the holder faces market risk. We are primarily exposed to interest rate risk as a result of offering a wide array of financial products to our customers and secondarily to price risk from trading securities, securities owned by our broker-dealer subsidiaries, foreign exchange positions, equity investments, and investments in securities backed by mortgage loans.

We measure market risk exposure via financial simulation models, which provide management with insights on the potential impact to net interest income and other key metrics as a result of changes in market interest rates. Models are used to simulate cash flows and accrual characteristics of the balance sheet based on assumptions regarding the slope or shape of the yield curve, the direction and volatility of interest rates, and the changing composition and characteristics of the balance sheet resulting from strategic objectives and customer behavior. Assumptions and models provide insight on forecasted balance sheet growth and composition, and the pricing and maturity characteristics of current and future business.

In measuring the financial risks associated with interest rate sensitivity in our balance sheet, we compare a set of alternative interest rate scenarios to the results of a base case scenario derived using market forward rates. The market forward reflects the market consensus regarding the future level and slope of the yield curve across a range of tenor points. The standard set of interest rate scenarios includes two types: "shock" scenarios which are immediate parallel rate shifts, and "ramp" scenarios where the parallel shift is applied gradually over the first 12 months of the forecast on a pro rata basis. In both shock and ramp scenarios with falling rates, we presume that market rates will not go below 0%. The scenarios are inclusive of all executed interest rate risk hedging activities. Forward starting hedges are included to the extent that they have been transacted and that they start within the measurement horizon.

Interest rate risk measurement is calculated and reported to the Board of Directors at least quarterly. A comprehensive discussion of risk management governance can be found in Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations and the "Risk Governance" section of this Form 10-K.

We use two approaches to model interest rate risk: Net interest income at risk (NII at risk) and economic value of equity at risk modeling sensitivity analysis (EVE at Risk).

Table 13 - Net Interest Income at Risk

	Net Interest Income at Risk (%)		
Basis point change scenario	-100	+100	+200
December 31, 2022	-2.0	2.0	4.0
December 31, 2021	-4.2	4.6	8.9

The NII at Risk results included in the table above reflect the analysis used monthly by management. It models gradual "ramp" -100, +100 and +200 basis point parallel shift scenarios, implied by the forward yield curve over the next twelve months.

The NII at Risk shows that the balance sheet is asset sensitive at both December 31, 2022 and December 31, 2021. The change in sensitivity is primarily driven by changes in forecasted market interest rate expectations, and the mix of the balance sheet.

Table 14 - Economic Value of Equity at Risk

	Economic Value of Equity at Risk (%)		
Basis point change scenario	-100	+100	+200
December 31, 2022	5.9	-8.0	-17.3
December 31, 2021	-4.6	-1.5	-5.6

The EVE results included in the table above reflect the analysis used monthly by management. It models immediate -100, +100 and +200 basis point parallel "shock" scenarios.

The change in sensitivity from December 31, 2021 was driven primarily by increases in the yield curve shortening the duration of liabilities, change in deposit mix, and hedging throughout the year.

As of December 31, 2022, Huntington had outstanding LIBOR-based instruments that mature after June 30, 2023, including loan and lease exposures totaling approximately $19 billion, notional derivative exposure totaling approximately $37 billion, securities of approximately $1 billion, and long-term debt of $347 million. To address the discontinuance of LIBOR in its current form, we established a LIBOR transition team and project plan under the oversight of the CRO and CFO, providing periodic updates to the ROC. Contract remediation efforts coordinated by the LIBOR transition team are scheduled for completion by June 2023. Source systems have been updated to support alternative reference rates. At this time alternative reference rates are predominantly SOFR based. As such, we have developed a SOFR-enabled interest rate risk monitoring framework and a strategy for managing interest rate risk during the transition from LIBOR to SOFR. We continue to monitor market developments and regulatory updates. For a discussion of the risks associated with the LIBOR transition to alternative reference rates, refer to "Item 1A: Risk Factors."

Use of Derivatives to Manage Interest Rate Risk

An integral component of our interest rate risk management strategy is the use of derivative instruments to minimize significant fluctuations in earnings caused by changes in market interest rates. Examples of derivative instruments that we may use as part of our interest rate risk management strategy include interest rate swaps, caps and floors, forward contracts, and forward starting interest rate swaps.

Table 15 shows all swap, swaption collar and floor positions that are utilized for purposes of managing our exposures to the variability of interest rates. The interest rates variability may impact either the fair value of the assets and liabilities or impact the cash flows attributable to net interest margin. These positions are used to protect the fair value of asset and liabilities by converting the contractual interest rate on a specified amount of assets and liabilities (i.e., notional amounts) to another interest rate index. The positions are also used to hedge the variability in cash flows attributable to the contractually specified interest rate by converting the variable rate index into a fixed rate. The volume, maturity, and mix of derivative positions change frequently as we adjust our broader interest rate risk management objectives and the balance sheet positions to be hedged. For further information, including the notional amount and fair values of these derivatives, refer to Note 20 "Derivative Financial Instruments" of the Notes to Consolidated Financial Statements.

The following tables present additional information about the interest rate swaps, swaption collars, and floors used in Huntington's asset and liability management activities.

Table 15 - Weighted-Average Maturity, Receive Rate and SOFR/LIBOR Reset Rate on Asset Liability Management Instruments

(dollar amounts in millions)	Notional Value	Average Maturity (years)	Fair Value	Weighted-Average Fixed Rate	Weighted-Average Reset Rate
			At December 31, 2022		
Asset conversion swaps					
Receive Fixed - Pay 1 month LIBOR	$ 7,875	1.41	$ (390)	1.21 %	4.20 %
Receive Fixed - Pay SOFR	8,700	3.55	(351)	2.57	3.90
Pay Fixed - Receive 1 month LIBOR (1)	8,024	3.89	834	0.93	4.37
Pay Fixed - Receive SOFR	366	7.02	49	1.46	3.82
Receive Fixed - Pay SOFR - forward starting (2)	2,950	4.91	(109)	2.64	—
Pay Fixed - Receive 1 month LIBOR - forward starting (3)	91	7.31	12	1.62	—
Pay Fixed - Receive SOFR - forward starting (1)(4)	1,926	6.17	85	2.17	—
Liability conversion swaps					
Receive Fixed - Pay 1 month LIBOR	1,430	1.85	(60)	2.01	4.25
Receive Fixed - Pay SOFR	6,299	4.91	(201)	3.16	3.36
Purchased swaption collars					
Purchased Interest Rate Swaption Collars (5)	4,800	0.27	(6)	2.87 / 4.05	
Basis swaps					
Pay SOFR- Receive Fed Fund (economic hedges) (6)	174	3.58	$ —	4.33	4.31
Pay Fed Fund - Receive SOFR (economic hedges) (6)	1	12.81	—	4.35	4.33
Total swap portfolio (7)	$ 42,636		$ (137)		

(dollar amounts in millions)	Notional Value	Average Maturity (years)	Fair Value	Weighted-Average Fixed Rate	Weighted-Average Reset Rate
			At December 31, 2021		
Asset conversion swaps					
Receive Fixed - Pay 1 month LIBOR	$ 10,775	1.88	$ 58	1.38 %	0.11 %
Pay Fixed - Receive 1 month LIBOR (1)	1,625	8.83	34	1.08	0.10
Pay Fixed - Receive SOFR	67	7.98	—	1.32	—
Pay Fixed - Receive 1 month LIBOR - forward starting (8)	6,500	3.97	78	0.90	—
Pay Fixed - Receive SOFR - forward starting (8)	36	7.32	—	1.29	—
Liability conversion swaps					
Receive Fixed - Pay 1 month LIBOR	1,928	2.16	54	2.13	0.10
Basis swaps					
Pay SOFR- Receive Fed Fund (economic hedges) (6)	230	3.66	$ —	0.08	0.06
Pay Fed Fund - Receive SOFR (economic hedges) (6)	41	0.98	—	0.05	0.08
Total swap portfolio	$ 21,202		$ 224		

(dollar amounts in millions)	Notional Value	Average Maturity (years)	Fair Value	Weighted-Average Floor Strike	Weighted-Average Reset Rate
			At December 31, 2021		
Interest rate floors					
Purchased Interest Rate Floors - 1 month LIBOR	$ 375	0.06	$ 2	1.93 %	0.10 %
Total floors portfolio	$ 375		$ 2		

(1) Amounts include interest rate swaps as fair value hedges of fixed-rate investment securities using the portfolio layer method.
(2) Forward starting swaps effective starting from January 2023 to July 2024.
(3) Forward starting swaps effective starting from January 2023 to February 2023.
(4) Forward starting swaps effective starting from January 2023 to October 2027.
(5) The weighted average fixed rates for the swaption collars are the weighted average strike rates for the upper and lower bounds of the collars.
(6) Swaps have variable pay and variable receive resets. Weighted Average Fixed Rate column represents pay rate reset.
(7) LIBOR swap instruments that remain outstanding in July 2023 will transition to a SOFR-based rate.
(8) Forward starting swaps effective starting from January 2022 to February 2023.

MSRs

(This section should be read in conjunction with Note 7 - "Mortgage Loan Sales and Servicing Rights" of Notes to Consolidated Financial Statements.)

At December 31, 2022, we had a total of $494 million of capitalized MSRs representing the right to service $32.4 billion in mortgage loans.

MSR fair values are sensitive to movements in interest rates as expected future net servicing income depends on the projected outstanding principal balances of the underlying loans, which can be reduced by prepayments and declines in credit quality. Prepayments usually increase when mortgage interest rates decline and decrease when mortgage interest rates rise. We also employ hedging strategies to reduce the risk of MSR fair value changes or impairment. However, volatile changes in interest rates can diminish the effectiveness of these economic hedges. We report changes in the MSR value net of hedge-related trading activity in the mortgage banking income category of noninterest income.

MSR assets are included in servicing rights and other intangible assets in the Consolidated Financial Statements.

Price Risk

Price risk represents the risk of loss arising from adverse movements in the prices of financial instruments that are carried at fair value and are subject to fair value accounting. We have price risk from trading securities, securities owned by our broker-dealer subsidiaries, foreign exchange positions, derivative instruments, and equity investments. We have established loss limits on the trading portfolio, on the amount of foreign exchange exposure that can be maintained, and on the amount of marketable equity securities that can be held.

Liquidity Risk

Liquidity risk is the possibility of us being unable to meet current and future financial obligations in a timely manner. The goal of liquidity management is to ensure adequate, stable, reliable, and cost-effective sources of funds to satisfy changes in loan and lease demand, unexpected levels of deposit withdrawals, investment opportunities, and other contractual obligations. We consider core earnings, strong capital ratios, and credit quality essential for maintaining high credit ratings, which allows us cost-effective access to market-based liquidity. We mitigate liquidity risk by maintaining liquid assets in the form of cash, deposits at the Federal Reserve Bank, and investment securities. In addition, we maintain a large, stable core deposit base and a diversified base of readily available wholesale funding sources, including advances from the FHLB through pledged borrowing capacity, issuance through dealers in the capital markets, and access to certificates of deposit issued through brokers. The Board of Directors approves the liquidity strategy and furthermore reviews the acceptable level of liquidity risk, policy, and procedures established by senior management. The ALCO is appointed by the ROC to oversee liquidity risk management and the establishment of liquidity risk policies and limits. Liquidity Risk is managed centrally by Corporate Treasury. Our liquidity position is evaluated daily, weekly, and monthly by analyzing the composition of all funding sources, reviewing projected liquidity commitments by future months, and identifying sources and uses of funds. The overall management of our liquidity position is also integrated into consumer and commercial pricing policies to ensure a stable core deposit base. Liquidity risk is reviewed and managed continuously for the Bank and the parent company, as well as its subsidiaries. In addition, liquidity working groups meet regularly to identify and monitor liquidity positions, provide policy guidance, review funding strategies, and oversee the adherence to, and maintenance of, the contingency funding plans.

Our primary source of liquidity is our core deposit base. Core deposits comprised approximately 96% of total deposits at December 31, 2022. We also have available unused wholesale sources of liquidity. Liquidity is further provided by unencumbered, or unpledged, investment securities that totaled $13.1 billion as of December 31, 2022.

The treasury department also maintains a contingency funding plan that provides for liquidity stress testing, which assesses the potential erosion of funds in the event of a systemic financial market crisis or institutional-specific stress scenario. An example of an institution specific event would be a downgrade in our public credit rating by a rating agency due to factors such as deterioration in asset quality, a large charge to earnings, a decline in profitability or other financial measures, or a significant merger or acquisition. Examples of systemic events unrelated to us that could have an effect on our access to liquidity would be terrorism or war, natural disasters, political events, or the default or bankruptcy of a major corporation, mutual fund, or hedge fund. Similarly, market speculation or rumors about us, or the banking industry in general, may adversely affect the cost and availability of normal funding sources. The contingency funding plan outlines the process for addressing a liquidity crisis. The plan provides for an evaluation of funding sources under various market conditions. It also assigns specific roles and responsibilities and communication protocols for effectively managing liquidity through a problem period.

Investment securities portfolio

(This section should be read in conjunction with Note 4 - "Investment Securities and Other Securities" of the Notes to Consolidated Financial Statements.)

Our investment securities portfolio is evaluated under established ALCO objectives. Changing market conditions could affect the profitability of the portfolio, as well as the level of interest rate risk exposure.

The weighted average yield by maturity of the investment securities portfolio is presented on the following table:

Table 16 - Investment Securities Weighted Average Yield by Maturity

	At December 31, 2022				
(dollar amounts in millions)	1 year or less Yield (1)	After 1 year through 5 years Yield (1)	After 5 years through 10 years Yield (1)	After 10 years Yield (1)	Total Yield (1)
Available-for-sale securities:					
U.S. Treasury	4.64 %	4.15 %	— %	— %	4.62 %
Federal agencies:					
Residential CMO	—	—	—	2.69	2.69
Residential MBS	—	—	1.57	2.16	2.16
Commercial MBS	—	—	—	2.82	2.82
Other agencies	—	1.81	2.59	4.93	3.51
Total U.S. Treasury, Federal agency, and other agency securities	4.64	2.01	2.41	2.34	2.35
Municipal securities	4.52	4.67	4.10	4.05	4.34
Private-label CMO	—	0.22	2.14	2.68	2.50
Asset-backed securities	5.25	1.90	1.67	2.62	3.02
Corporate debt	2.77	2.02	2.20	—	2.25
Other securities/Sovereign debt	1.64	0.80	—	—	0.96
Total available-for-sale securities	4.64 %	3.54 %	3.02 %	2.40 %	2.61 %
Held-to-maturity securities:					
Federal agencies:					
Residential CMO	— %	— %	2.56 %	2.44 %	2.45 %
Residential MBS	—	—	—	2.51	2.51
Commercial MBS	—	—	2.77	2.52	2.52
Other agencies	—	2.49	2.35	2.60	2.51
Total Federal agencies and other agencies	—	2.49	2.60	2.49	2.49
Municipal securities	—	—	—	2.63	2.63
Total held-to-maturity securities	— %	2.49 %	2.60 %	2.49 %	2.49 %

(1)   Weighted average yields were calculated using amortized cost on a fully-taxable equivalent basis, assuming a 21% tax rate where applicable.

Bank Liquidity and Sources of Funding

Our primary sources of funding for the Bank are consumer and commercial core deposits. At December 31, 2022, these core deposits funded 78% of total assets (119% of total loans). Other sources of liquidity include non-core deposits, FHLB advances, wholesale debt instruments, and securitizations. Demand deposit overdrafts that have been reclassified as loan balances were $25 million and $29 million at December 31, 2022 and December 31, 2021, respectively.

The following table reflects deposit composition detail:

Table 17 - Deposit Composition

			At December 31,		
(dollar amounts in millions)		2022		2021	
By Type:					
Demand deposits—noninterest-bearing	$	38,242	26 %	$ 43,236	30 %
Demand deposits—interest-bearing		43,136	29	39,837	28
Money market deposits		36,082	24	32,522	23
Savings and other domestic deposits		20,357	14	21,088	15
Core certificates of deposit (1)		4,324	3	2,740	2
Total core deposits:		142,141	96	139,423	98
Other domestic deposits of $250,000 or more		220	—	359	—
Negotiable CDs, brokered and other deposits		5,553	4	3,481	2
Total deposits	$	147,914	100 %	$ 143,263	100 %
Total core deposits:					
Commercial	$	64,107	45 %	$ 61,521	44 %
Consumer		78,034	55	77,902	56
Total core deposits	$	142,141	100 %	$ 139,423	100 %

(1) Includes consumer certificates of deposit of $250,000 or more.

The following table reflects consolidated Huntington Bancshares Incorporated amounts. Uninsured deposits are defined as the portion of deposit accounts in U.S. offices that exceed the FDIC insurance limit or similar state deposit insurance regimes and amounts in any other uninsured investment or deposit accounts that are classified as deposits and not subject to any federal or state deposit insurance regimes.

Table 18 - Uninsured deposits

		At December 31,		
(dollar amounts in millions)		2022		2021
Uninsured deposits (1)	$	47,283	$	48,869

(1) Uninsured deposits were determined by adjusting the amounts reported in the Bank Call Report by internal deposits to arrive at consolidated Huntington Bancshares Incorporated.

			At December 31, 2022			
(dollar amounts in millions)	3 months or less	3 months to 6 months	6 months to 12 months	12 months or more		Total
Portion of U.S. time deposits in excess of insurance limit	$ 107	$ 67	$ 115	$ 173	$	462

To the extent we are unable to obtain sufficient liquidity through core deposits, we may meet our liquidity needs through sources of wholesale funding, asset securitization or sale. Sources of wholesale funding include other domestic deposits of $250,000 or more, negotiable CDs, brokered and other deposits, short-term borrowings, and long-term debt. Our wholesale funding for both the Bank and parent company totaled $17.5 billion at December 31, 2022, compared to $11.3 billion at December 31, 2021. The increase from the prior year-end is primarily due to increases in senior debt, brokered funds, and FHLB borrowings.

The Bank may issue long-term debt pursuant to an authorization from the Bank's board of directors that allows for the periodic issuance of senior and/or subordinated debt securities with fixed or floating interest rates. The aggregate principal amount of the debt securities available for issuance is capped by the board authorization and is reviewed periodically for adjustment.

The Bank maintains borrowing capacity at the FHLB and the Federal Reserve Bank Discount Window. The Bank does not consider borrowing capacity from the Federal Reserve Bank Discount Window as a primary source of liquidity. Total loans and securities pledged to the Federal Reserve Bank Discount Window and the FHLB were $90.0 billion at December 31, 2022.

At December 31, 2022, we believe the Bank has sufficient liquidity and capital resources to meet its cash flow obligations over the next 12 months and for the foreseeable future.

The following table reflects the composition and maturities of the loan and lease portfolio:

Table 19 - Maturity Schedule of Loans and leases

(dollar amounts in millions)	At December 31, 2022				
	One Year or Less	One to Five Years	Five to Fifteen Years	After Fifteen Years	Total
Commercial:					
Commercial and industrial	$ 12,443	$ 26,186	$ 5,789	$ 709	$ 45,127
Commercial real estate	3,251	10,433	2,898	52	16,634
Lease financing	447	3,721	832	252	5,252
Total commercial	16,141	40,340	9,519	1,013	67,013
Consumer:					
Residential mortgage	11	88	1,947	20,180	22,226
Automobile	167	7,961	4,992	34	13,154
Home equity	195	361	2,229	7,590	10,375
RV and marine	2	102	2,994	2,278	5,376
Other consumer	350	831	154	44	1,379
Total consumer	725	9,343	12,316	30,126	52,510
Total loans and leases	$ 16,866	$ 49,683	$ 21,835	$ 31,139	$ 119,523
Percent of total	14 %	42 %	18 %	26 %	100 %

The following table reflects the loans and leases due after one year:

Table 20 - Loans and leases due after one year

(dollar amounts in millions)	Interest rate	
	Fixed	Floating or Adjustable
Commercial:		
Commercial and industrial	$ 9,781	$ 22,903
Commercial real estate	1,128	12,255
Lease financing	4,579	226
Total commercial	15,488	35,384
Consumer:		
Residential mortgage	10,137	12,078
Automobile	12,987	—
Home equity	2,562	7,618
RV and marine finance	5,374	—
Other consumer	459	570
Total consumer	31,519	20,266
Total loans and leases	$ 47,007	$ 55,650

Parent Company Liquidity

The parent company's funding requirements consist primarily of dividends to shareholders, debt service, income taxes, operating expenses, funding of nonbank subsidiaries, repurchases of our stock, and acquisitions. The parent company obtains funding to meet obligations from dividends and interest received from the Bank, interest and dividends received from direct subsidiaries, net taxes collected from subsidiaries included in the federal consolidated tax return, fees for services provided to subsidiaries, and the issuance of debt securities.

The parent company had $3.5 billion and $2.8 billion, at December 31, 2022 and December 31, 2021, in cash and cash equivalents, respectively.

On January 18, 2023, our Board of Directors declared a quarterly common stock cash dividend of $0.155 per common share. The dividend is payable on April 3, 2023, to shareholders of record on March 20, 2023. Based on the current quarterly dividend of $0.155 per common share, cash demands required for common stock dividends are estimated to be approximately $224 million per quarter. Additionally, on January 18, 2023, our Board of Directors declared a quarterly Series B, Series E, Series F, Series G, and Series H Preferred Stock dividend payable on April 17, 2023 to shareholders of record on April 1, 2023. On December 8, 2022, our Board of Directors declared a quarterly dividend for the Series I Preferred Stock payable on March 1, 2023 to shareholders of record on February 15, 2023. Based on the current quarterly dividends declared, total cash demands required for Series B, Series E, Series F, Series G, Series H and Series I Preferred Stock are expected to be approximately $29 million per quarter.

During 2022, the Bank paid preferred and common dividends to the parent company of $45 million and $1.5 billion, respectively. To meet any additional liquidity needs, the parent company may issue debt or equity securities. To support the parent company's ability to issue debt or equity securities, we have filed with the SEC an automatic shelf registration statement covering an indeterminate amount or number of securities to be offered or sold from time to time as authorized by the Huntington's Board of Directors.

At December 31, 2022, we believe the Company has sufficient liquidity and capital resources to meet its cash flow obligations over the next 12 months and for the foreseeable future.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into various off-balance sheet arrangements. These arrangements include commitments to extend credit, interest rate swaps, caps and floors, swaption collars, financial guarantees contained in standby letters-of-credit issued by the Bank, and commitments by the Bank to sell mortgage loans.

COMMITMENTS TO EXTEND CREDIT

Commitments to extend credit generally have fixed expiration dates, are variable-rate, and contain clauses that permit Huntington to terminate or otherwise renegotiate the contracts in the event of a significant deterioration in the customer's credit quality. These arrangements normally require the payment of a fee by the customer, the pricing of which is based on prevailing market conditions, credit quality, probability of funding, and other relevant factors. Since many of these commitments are expected to expire without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements. The interest rate risk arising from these financial instruments is insignificant as a result of their predominantly short-term, variable-rate nature. *See Note 22 - "Commitments and Contingent Liabilities" of the Notes to Consolidated Financial Statements for more information.*

STANDBY LETTERS-OF-CREDIT

Standby letters-of-credit are conditional commitments issued to guarantee the performance of a customer to a third-party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most of these arrangements mature within two years and are expected to expire without being drawn upon. Standby letters-of-credit are included in the determination of the amount of risk-based capital that the parent company and the Bank are required to hold. Through our credit process, we monitor the credit risks of outstanding standby letters-of-credit. When it is probable that a standby letter-of-credit will be drawn and not repaid in full, a loss is recognized in the provision for credit losses. *See Note 22 - "Commitments and Contingent Liabilities" of the Notes to Consolidated Financial Statements for more information.*

COMMITMENTS TO SELL LOANS

Activity related to our mortgage origination activity supports the hedging of the mortgage pricing commitments to customers and the secondary sale to third parties. In addition, we have commitments to sell residential real estate loans. These contracts mature in less than one year. *See Note 22 - "Commitments and Contingent Liabilities" of the Notes to Consolidated Financial Statements for more information.*

Contractual obligations, including off-balance sheet arrangements are properly considered in our liquidity risk management process. At December 31, 2022, we believe the Company has sufficient liquidity and capital resources to meet its cash flow obligations over the next 12 months and for the foreseeable future.

Table 21 - Contractual Obligations (1)

	At December 31, 2022				
(dollar amounts in millions)	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
Deposits without a stated maturity	$ 142,684	$ —	$ —	$ —	$ 142,684
Certificates of deposit and other time deposits	2,411	2,734	85	—	5,230
Short-term borrowings	2,027	—	—	—	2,027
Long-term debt (2)	1,035	3,733	589	4,645	10,002
Operating lease obligations	70	125	79	262	536
Purchase commitments	164	188	66	70	488

(1) Amounts do not include associated interest payments.
(2) Maturities are based upon the par value.

Operational Risk

Operational risk is the risk of loss due to human error, third-party performance failures, inadequate or failed internal systems and controls, including the use of financial or other quantitative methodologies that may not adequately predict future results; violations of, or noncompliance with, laws, rules, regulations, prescribed practices, or ethical standards; and external influences such as market conditions, fraudulent activities, disasters, failed business contingency plans, and security risks. We continuously strive to strengthen our system of internal controls to ensure compliance with significant contracts, agreements, laws, rules, and regulations, and to improve the oversight of our operational risk.

We actively monitor cyberattacks such as attempts related to online deception and loss of sensitive customer data. We evaluate internal systems, processes, and controls to mitigate loss from cyber-attacks and, to date, have not experienced any material losses. Cybersecurity threats have increased, primarily through phishing campaigns. We are actively monitoring our email gateways for malicious phishing email campaigns. We have also increased our cybersecurity and fraud monitoring activities through the implementation of specific monitoring of remote connections by geography and volume of connections to detect anomalous remote logins, since a significant portion of our workforce has the option to work remotely.

Our objective for managing cyber security risk is to avoid or minimize the impacts of external threat events or other efforts to penetrate our systems. We work to achieve this objective by hardening networks and systems against attack, and by diligently managing visibility and monitoring controls within our data and communications environment to recognize events and respond before the attacker has the opportunity to plan and execute on its own goals. To this end we employ a set of defense in-depth strategies, which include efforts to make us less attractive as a target and less vulnerable to threats, while investing in threat analytic capabilities for rapid detection and response. Potential concerns related to cyber security may be escalated to our board-level Technology Committee, as appropriate. As a complement to the overall cyber security risk management, we use a number of internal training methods, both formally through mandatory courses and informally through written communications and other updates. Internal policies and procedures have been implemented to encourage the reporting of potential phishing attacks or other security risks. We also use third-party services to test the effectiveness of our cyber security risk management framework, and any such third parties are required to comply with our policies regarding information security and confidentiality.

To govern operational risks, we have an Operational Risk Committee, a Legal, Regulatory, and Compliance Committee, a Funds Movement Committee, and a Third Party Risk Management Committee. The responsibilities of these committees, among other duties, include establishing and maintaining management information systems to monitor material risks and to identify potential concerns, risks, or trends that may have a significant impact and ensuring that recommendations are developed to address the identified issues. In addition, we have a Model Risk Oversight Committee that is responsible for policies and procedures describing how model risk is evaluated and managed and the application of the governance process to implement these practices throughout the enterprise. These committees report any significant findings and remediation recommendations to the Risk Management Committee. Potential concerns may be escalated to our ROC and our Audit Committee, as appropriate. Significant findings or issues are escalated by the Third Party Risk Management Committee to the Technology Committee of the Board, as appropriate.

The goal of this framework is to implement effective operational risk-monitoring; minimize operational, fraud, and legal losses; minimize the impact of inadequately designed models and enhance our overall performance.

Compliance Risk

Financial institutions are subject to many laws, rules, and regulations at both the federal and state levels. These broad-based laws, rules, and regulations include, but are not limited to, expectations relating to anti-money laundering, lending limits, client privacy, fair lending, prohibitions against unfair, deceptive, or abusive acts or practices, protections for military members as they enter active duty, and community reinvestment. The volume and complexity of recent regulatory changes have increased our overall compliance risk. As such, we utilize various resources to help ensure expectations are met, including a team of compliance experts dedicated to ensuring our conformance with all applicable laws, rules, and regulations. Our colleagues receive training for several broad-based laws and regulations including, but not limited to, anti-money laundering and customer privacy. Additionally, colleagues engaged in lending activities receive training for laws and regulations related to flood disaster protection, equal credit opportunity, fair lending, and/or other courses related to the extension of credit. We hold ourselves to a high standard for adherence to compliance management and seek to continuously enhance our performance.

Capital

(This section should be read in conjunction with the "Regulatory Matters" section included in Part I, Item 1: Business and Note 23 - "Other Regulatory Matters" of the Notes to Consolidated Financial Statements.)

Both regulatory capital and shareholders' equity are managed at the Bank and on a consolidated basis. We have an active program for managing capital and maintain a comprehensive process for assessing the Company's overall capital adequacy. We believe our current levels of both regulatory capital and shareholders' equity are adequate.

Regulatory Capital

We are subject to the Basel III capital requirements including the standardized approach for calculating risk-weighted assets in accordance with subpart D of the final capital rule. The following table presents risk-weighted assets and other financial data necessary to calculate certain financial ratios, including CET1, which we use to measure capital adequacy.

Table 22 - Capital Under Current Regulatory Standards (Basel III)

(dollar amounts in millions)	At December 31, 2022	At December 31, 2021
CET1 risk-based capital ratio:		
Total shareholders' equity	$ 17,731	$ 19,297
Regulatory capital adjustments:		
CECL transitional amount (1)	328	437
Shareholders' preferred equity and related surplus	(2,177)	(2,177)
Accumulated other comprehensive loss	3,098	230
Goodwill and other intangible assets, net of taxes	(5,663)	(5,484)
Deferred tax assets that arise from tax loss and credit carryforwards	(27)	(54)
CET1 capital	13,290	12,249
Additional tier 1 capital		
Shareholders' preferred equity and related surplus	2,177	2,177
Tier 1 capital	15,467	14,426
Long-term debt and other tier 2 qualifying instruments	1,424	1,539
Qualifying allowance for loan and lease losses	1,682	1,281
Tier 2 capital	3,106	2,820
Total risk-based capital	$ 18,573	$ 17,246
RWA	$ 141,940	$ 131,266
CET1 risk-based capital ratio	9.36 %	9.33 %
Other regulatory capital data:		
Tier 1 risk-based capital ratio	10.90	10.99
Total risk-based capital ratio	13.09	13.14
Tier 1 leverage ratio	8.60	8.56

(1) Huntington and the Bank elected to temporarily delay certain effects of CECL on regulatory capital until January 1, 2022 pursuant to a rule that allowed BHCs and banks to delay for two years 100% of the day-one impact of adopting CECL and 25% of the cumulative change in the reported allowance for credit losses since adopting CECL. As of December 31, 2022, we have phased in 25% of the cumulative CECL deferral with the remaining impact to be recognized through the first quarter 2025.

Table 23 - Capital Adequacy—Non-Regulatory (Non-GAAP)

(dollar amounts in millions)	At December 31, 2022	At December 31, 2021
Consolidated capital calculations:		
Total shareholders' equity	$ 17,731	$ 19,297
Goodwill and other intangible assets	(5,766)	(5,591)
Deferred tax liability on other intangible assets (1)	41	51
Total tangible equity (2)	12,006	13,757
Preferred equity	(2,167)	(2,167)
Total tangible common equity (2)	$ 9,839	$ 11,590
Total assets	$ 182,906	$ 174,064
Goodwill and other intangible assets	(5,766)	(5,591)
Deferred tax liability on other intangible assets (1)	41	51
Total tangible assets (2)	$ 177,181	$ 168,524
Tangible equity / tangible asset ratio (2)	6.78 %	8.16 %
Tangible common equity / tangible asset ratio (2)	5.55	6.88
Tangible common equity / RWA ratio (2)	6.93	8.83

(1) Deferred tax liability related to other intangible assets is calculated at a 21% tax rate.
(2) Tangible equity, tangible common equity, and tangible assets, as well as ratios utilizing these financial measures are non-GAAP financial measures. See Non-GAAP Financial Measures in the Additional Disclosures section.

The following table presents certain regulatory capital data at the consolidated and Bank level:

Table 24 - Regulatory Capital Data (1)

		Basel III	
		At December 31,	
(dollar amounts in millions)		2022	2021
Total risk-weighted assets	Consolidated	$ 141,940	$ 131,266
	Bank	141,571	130,597
CET1 risk-based capital	Consolidated	13,290	12,249
	Bank	14,133	13,261
Tier 1 risk-based capital	Consolidated	15,467	14,426
	Bank	15,334	14,445
Tier 2 risk-based capital	Consolidated	3,106	2,821
	Bank	2,313	1,982
Total risk-based capital	Consolidated	18,573	17,246
	Bank	17,647	16,427
CET1 risk-based capital ratio	Consolidated	9.36 %	9.33 %
	Bank	9.98	10.15
Tier 1 risk-based capital ratio	Consolidated	10.90	10.99
	Bank	10.83	11.06
Total risk-based capital ratio	Consolidated	13.09	13.14
	Bank	12.47	12.58
Tier 1 leverage ratio	Consolidated	8.60	8.56
	Bank	8.54	8.60

(1)   Huntington and the Bank elected to temporarily delay certain effects of CECL on regulatory capital until January 1, 2022 pursuant to a rule that allowed BHCs and banks to delay for two years 100% of the day-one impact of adopting CECL and 25% of the cumulative change in the reported allowance for credit losses since adopting CECL. As of December 31, 2022, we have phased in 25% of the cumulative CECL deferral with the remaining impact to be recognized through the first quarter 2025.

At December 31, 2022, we, at both the consolidated and Bank level, maintained Basel III capital ratios in excess of the well-capitalized standards established by the Federal Reserve. The increase in the consolidated CET1 risk-based capital ratio compared to the prior year, was primarily driven by current period earnings, partially offset by dividends and growth in risk-weighted assets.

Shareholders' Equity

We generate shareholders' equity primarily through the retention of earnings, net of dividends and share repurchases. Other potential sources of shareholders' equity include issuances of common and preferred stock. Our objective is to maintain capital at an amount commensurate with our risk appetite and risk tolerance objectives, to meet both regulatory and market expectations, and to provide the flexibility needed for future growth and business opportunities.

Shareholders' equity totaled $17.7 billion at December 31, 2022, a decrease of $1.6 billion, or 8%, when compared with December 31, 2021. The decrease was primarily driven by the higher rate environment causing an increase in accumulated other comprehensive loss, partially offset by earnings, net of dividends.

Huntington is authorized to make capital distributions that are consistent with the requirements in the Federal Reserve's capital rule, inclusive of the SCB requirement. On April 5, 2022, Huntington submitted its 2022 Capital Plan to the Federal Reserve for supervisory review. By notice dated August 4, 2022, the Federal Reserve informed Huntington that its final SCB requirement associated with its 2022 Capital Plan is 3.3%, effective for the period of October 1, 2022 through September 20, 2023. As of December 31, 2022, Huntington's SCB requirement was 3.3%.

Share Repurchases

From time to time the Board of Directors authorizes the Company to repurchase shares of our common stock. Although we announce when our Board authorizes share repurchases, we typically do not give any public notice before we repurchase our shares. Future stock repurchases may be private or open-market repurchases, including block transactions, accelerated or delayed block transactions, forward transactions, and similar transactions. Various factors determine the amount and timing of our share repurchases, including our capital requirements, the number of shares we expect to issue for employee benefit plans and acquisitions, market conditions (including the trading price of our stock), and regulatory and legal considerations.

On January 18, 2023, our Board authorized the repurchase of up to $1.0 billion of common shares within the eight quarter period ending December 31, 2024, subject to the Federal Reserve's capital regulations. Purchases of common stock under the authorization may include open market purchases, privately negotiated transactions, and accelerated share repurchase programs.

BUSINESS SEGMENT DISCUSSION

Overview

Our business segments are based on our internally-aligned segment leadership structure, which is how we monitor results and assess performance. We have four major business segments: Commercial Banking, Consumer and Business Banking, Vehicle Finance, and Regional Banking and The Huntington Private Client Group (RBHPCG). The Treasury / Other function includes technology and operations, other unallocated assets, liabilities, revenue, and expense.

To align with our strategic priorities, in the second quarter of 2023, we plan to complete an organizational realignment to consolidate three of our current major business segments, consisting of Consumer and Business Banking, Vehicle Finance, and RBHPCG, into one new major business segment called Consumer & Regional Banking. This will result in two major business segments, Consumer & Regional Banking and Commercial Banking.

Business segment results are determined based upon our management practices, which assigns balance sheet and income statement items to each of the business segments. The process is designed around our organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions.

For a discussion of business segment trends for 2021 versus 2020, see "Part II, Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations" Business Segment Discussion included in our 2021 Form 10-K, filed with the SEC on February 18, 2022.

Revenue Sharing

Revenue is recorded in the business segment responsible for the related product or service. Fee sharing is recorded to allocate portions of such revenue to other business segments involved in selling to or providing service to customers. Results of operations for the business segments reflect these fee sharing allocations.

Expense Allocation

The management process that develops the business segment reporting utilizes various estimates and allocation methodologies to measure the performance of the business segments. Expenses are allocated to business segments using a two-phase approach. The first phase consists of measuring and assigning unit costs (activity-based costs) to activities related to product origination and servicing. These activity-based costs are then extended, based on volumes, with the resulting amount allocated to business segments that own the related products. The second phase consists of the allocation of overhead costs to all four business segments from Treasury / Other. We utilize a full-allocation methodology, where all Treasury / Other expenses, except reported acquisition-related expenses, if any, and a small amount of other residual unallocated expenses, are allocated to the four business segments.

Funds Transfer Pricing (FTP)

We use an active and centralized FTP methodology to attribute appropriate net interest income to the business segments. The intent of the FTP methodology is to transfer interest rate risk from the business segments by providing modeled duration funding of assets and liabilities. The result is to centralize the financial impact, management, and reporting of interest rate risk in the Treasury / Other function where it can be centrally monitored and managed. The Treasury / Other function charges (credits) an internal cost of funds for assets held in (or pays for funding provided by) each business segment. The FTP rate is based on prevailing market interest rates for comparable duration assets (or liabilities).

Net Income (Loss) by Business Segment

Net income (loss) by business segment for the past three years is presented in the following table:

Table 25 - Net Income by Business Segment

	Year Ended December 31,					
(dollar amounts in millions)		2022		2021		2020
Commercial Banking	$	1,143	$	798	$	78
Consumer and Business Banking		789		308		270
Vehicle Finance		191		319		120
RBHPCG		106		55		85
Treasury / Other		9		(185)		264
Net income	$	2,238	$	1,295	$	817

Commercial Banking

Table 26 - Key Performance Indicators for Commercial Banking

	Year Ended December 31,				Change from 2021			Year Ended December 31,
(dollar amounts in millions unless otherwise noted)		2022		2021	Amount	Percent		2020
Net interest income	$	1,879	$	1,284	$ 595	46 %	$	903
Provision for credit losses		28		4	24	NM		626
Noninterest income		670		523	147	28		364
Noninterest expense		1,061		791	270	34		542
Provision for income taxes		307		212	95	45		21
Income attributable to non-controlling interest		10		2	8	NM		—
Net income attributable to Huntington Bancshares Inc	$	1,143	$	798	$ 345	43 %	$	78
Number of employees (average FTE)		2,134		1,754	380	22 %		1,276
Total average assets	$	59,962	$	44,427	$ 15,535	35	$	35,490
Total average loans/leases		52,275		38,092	14,183	37		27,234
Total average deposits		35,551		29,351	6,200	21		23,321
Net interest margin		3.42 %		3.15 %	0.27 %	9		3.04 %
NCOs	$	2	$	119	$ (117)	(98)	$	302
NCOs as a % of average loans and leases		— %		0.31 %	(0.31)%	NM		1.11 %

Commercial Banking reported net income of $1.1 billion in 2022, an increase of $345 million, or 43%, compared to the year ago period. Segment net interest income increased $595 million, or 46%, primarily due to an increase in average loans and leases, reflecting the impact of the TCF acquisition and continued organic loan and lease growth, and a 27-basis point increase in NIM, driven by the higher rate environment resulting in an increase in spreads. The provision for credit losses increased $24 million due to a combination of loan and lease growth in 2022 and a reduction in ACL coverage ratios over the course of 2021, as there was more clarity around the economic impacts of COVID-19. Noninterest income increased $147 million, or 28%, reflecting the impact of the TCF acquisition in addition to an increase in capital markets fees, primarily due to higher advisory fees supported by the impact of the Capstone Partners acquisition, loan syndication fees, foreign exchange fees, and interest rate derivatives fees. Noninterest expense increased $270 million, or 34%, primarily reflecting the impact of the TCF and Capstone Partners acquisitions, which led to higher personnel costs and allocated overhead.

Consumer and Business Banking

Table 27 - Key Performance Indicators for Consumer and Business Banking

(dollar amounts in millions unless otherwise noted)	Year Ended December 31,		Change from 2021		Year Ended December 31,
	2022	2021	Amount	Percent	2020
Net interest income	$ 2,577	$ 1,667	$ 910	55 %	$ 1,436
Provision for credit losses	161	91	70	77	265
Noninterest income	1,017	1,045	(28)	(3)	945
Noninterest expense	2,434	2,231	203	9	1,774
Provision for income taxes	210	82	128	NM	72
Net income	$ 789	$ 308	$ 481	NM	$ 270
Number of employees (average FTE)	10,573	9,211	1,362	15 %	7,908
Total average assets	$ 38,374	$ 36,617	$ 1,757	5	$ 28,853
Total average loans/leases	32,123	31,436	687	2	25,453
Total average deposits	94,071	81,289	12,782	16	56,960
Net interest margin	2.71 %	2.02 %	0.69 %	34	2.48 %
NCOs	$ 106	$ 96	$ 10	10	$ 102
NCOs as a % of average loans and leases	0.33 %	0.31 %	0.02 %	6	0.40 %

Consumer and Business Banking reported net income of $789 million in 2022, an increase of $481 million, compared to the year ago period. Segment net interest income increased $910 million, or 55%, primarily due to a 69 basis point increase in NIM driven by the higher rate environment and an increase in average assets reflecting the impact of the TCF acquisition, partially offset by a decrease in accelerated PPP loan fees recognized upon forgiveness payments from the SBA. The provision for credit losses increased $70 million, or 77%, primarily due to an increase in loan growth and uncertainty in the near-term recessionary risks. Noninterest income decreased $28 million, or 3%, primarily due to lower mortgage banking income reflecting lower salable volume and secondary marketing spreads, partially offset by the impact of the TCF acquisition and an increase in gain on sale of loans, primarily due to sales of SBA loans during the first through third quarters of 2022. Noninterest expense increased $203 million, or 9%, primarily due to the impact of the TCF acquisition largely driven by higher personnel expense reflecting an increase in the number of FTE employees and allocated overhead.

Vehicle Finance

Table 28 - Key Performance Indicators for Vehicle Finance

(dollar amounts in millions unless otherwise noted)	Year Ended December 31, 2022		Year Ended December 31, 2021		Change from 2021 Amount		Change from 2021 Percent	Year Ended December 31, 2020	
Net interest income	$	477	$	468	$	9	2 %	$	430
Provision (benefit) for credit losses		83		(86)		169	NM		146
Noninterest income		13		13		—	—		9
Noninterest expense		165		163		2	1		141
Provision for income taxes		51		85		(34)	(40)		32
Net income	$	191	$	319	$	(128)	(40)%	$	120
Number of employees (average FTE)		272		262		10	4 %		266
Total average assets	$	21,306	$	19,787	$	1,519	8	$	19,760
Total average loans/leases		21,558		20,028		1,530	8		19,939
Total average deposits		1,242		1,161		81	7		653
Net interest margin		2.21 %		2.33 %		(0.12)%	(5)		2.15 %
NCOs	$	13	$	(1)	$	14	NM	$	45
NCOs as a % of average loans and leases		0.06 %		— %		0.06 %	100		0.23 %

Vehicle Finance reported net income of $191 million in 2022, a decrease of $128 million, or 40%, compared to the year ago period. Segment net interest income increased $9 million or 2%, primarily due to an increase in average earning assets, partially offset by a 12 basis point decrease in the NIM. The provision for credit losses increased $169 million, primarily due to reserve releases in 2021 as the economic environment was improving, contrasted with reserve builds in 2022 that recognize the increased near-term recessionary risks.

Regional Banking and The Huntington Private Client Group

Table 29 - Key Performance Indicators for Regional Banking and The Huntington Private Client Group

(dollar amounts in millions unless otherwise noted)	Year Ended December 31, 2022		Year Ended December 31, 2021		Change from 2021 Amount		Change from 2021 Percent	Year Ended December 31, 2020	
Net interest income	$	232	$	159	$	73	46 %	$	160
Provision for credit losses		17		16		1	6		11
Noninterest income		239		227		12	5		201
Noninterest expense		320		300		20	7		243
Provision for income taxes		28		15		13	87		22
Net income	$	106	$	55	$	51	93 %	$	85
Number of employees (average FTE)		1,110		1,071		39	4 %		1,018
Total average assets	$	9,304	$	7,496	$	1,808	24	$	6,845
Total average loans/leases		9,016		7,199		1,817	25		6,574
Total average deposits		9,375		8,187		1,188	15		6,531
Net interest margin		2.39 %		1.90 %		0.49 %	26		2.36 %
NCOs	$	—	$	—	$	—	—	$	—
NCOs as a % of average loans and leases		(0.01)%		— %		(0.01)%	NM		0.01 %
Total assets under management (in billions)—eop	$	21.7	$	25.2	$	(3.5)	(14)	$	19.8
Total trust assets (in billions)—eop		142.4		135.7		6.7	5		123.0

eop—End of Period.

RBHPCG reported net income of $106 million in 2022, an increase of $51 million, or 93%, compared to the year ago period. Segment net interest income increased $73 million, or 46%, primarily due to an increase in average earning assets and a 49 basis point increase in NIM, largely driven by higher benefit in deposit spreads. Average loans and leases increased $1.8 billion, or 25%, due to growth in both commercial and residential real estate mortgages, and the impact of the TCF acquisition. Average deposits increased $1.2 billion, or 15%, primarily related to the acquired TCF deposit portfolio. Noninterest income increased $12 million, or 5%, reflecting higher sales production and the impact of the TCF acquisition. Total assets under management decreased 14% due to equity and bond market declines, partially offset by strong sales. Noninterest expense increased $20 million, or 7%, primarily due to an increase in personnel expense impacted by the TCF acquisition and impacts of strategic initiative investments.

Treasury / Other

The Treasury / Other function includes revenue and expense related to assets, liabilities, derivatives (including mark-to-market of interest rate caps, as applicable), and equity not directly assigned or allocated to one of the four business segments. Assets include investment securities and bank owned life insurance.

Net interest income includes the impact of administering our investment securities portfolios, the net impact of derivatives used to hedge interest rate sensitivity as well as the financial impact associated with our FTP methodology, as described above. Noninterest income includes miscellaneous fee income not allocated to other business segments, such as bank owned life insurance income and securities and trading asset gains or losses. Noninterest expense includes certain corporate administrative, acquisition-related expenses, if any, and other miscellaneous expenses not allocated to other business segments. The provision for income taxes for the business segments is calculated at a statutory 21% tax rate, although our overall effective tax rate is lower.

ADDITIONAL DISCLOSURES

Forward-Looking Statements

This report, including MD&A, contains certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements, which are not historical facts and are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages; instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; the impact of pandemics, including the COVID-19 pandemic and related variants and mutations, and their impact on the global economy and financial market conditions and our business, results of operations, and financial condition; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; volatility and disruptions in global capital and credit markets; movements in interest rates; transition away from LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our "Fair Play" banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; and other factors that may affect the future results of Huntington.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Huntington does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Non-GAAP Financial Measures

This document contains GAAP financial measures and non-GAAP financial measures where management believes it to be helpful in understanding our results of operations or financial position. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found herein.

Fully-Taxable Equivalent Basis

Interest income, yields, and ratios on an FTE basis are considered non-GAAP financial measures. Management believes net interest income on an FTE basis provides an insightful picture of the interest margin for comparison purposes. The FTE basis also allows management to assess the comparability of revenue arising from both taxable and tax-exempt sources. The FTE basis assumes a federal statutory tax rate of 21 percent. We encourage readers to consider the Consolidated Financial Statements and other financial information contained in this Form 10-K in their entirety, and not to rely on any single financial measure.

Non-Regulatory Capital Ratios

In addition to capital ratios defined by banking regulators, the Company considers various other measures when evaluating capital utilization and adequacy, including:

• Tangible common equity to tangible assets,

• Tangible equity to tangible assets, and

• Tangible common equity to risk-weighted assets using Basel III definitions.

These non-regulatory capital ratios are viewed by management as useful additional methods of reflecting the level of capital available to withstand unexpected market conditions. Additionally, presentation of these ratios allows readers to compare our capitalization to other financial services companies. These ratios differ from capital ratios defined by banking regulators principally in that the numerator excludes goodwill and other intangible assets, the nature and extent of which varies among different financial services companies. These ratios are not defined in GAAP or federal banking regulations. As a result, these non-regulatory capital ratios disclosed by the Company are considered non-GAAP financial measures.

Because there are no standardized definitions for these non-regulatory capital ratios, the Company's calculation methods may differ from those used by other financial services companies. Also, there may be limits in the usefulness of these measures to investors. As a result, we encourage readers to consider the Consolidated Financial Statements and other financial information contained in this Form 10-K in their entirety, and not to rely on any single financial measure.

Risk Factors

More information on risk is discussed in the Risk Factors section included in Item 1A: "Risk Factors" of this report. Additional information regarding risk factors can also be found in the Risk Management and Capital discussion of this report, as well as the "Regulatory Matters" section included in Item 1: Business of this report.

Critical Accounting Policies and Use of Significant Estimates

Our Consolidated Financial Statements are prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires us to establish accounting policies and make estimates that affect amounts reported in our Consolidated Financial Statements. Note 1 - "Significant Accounting Policies" of the Notes to Consolidated Financial Statements, which is incorporated by reference into this MD&A, describes the significant accounting policies we used in our Consolidated Financial Statements.

An accounting estimate requires assumptions and judgments about uncertain matters that could have a material effect on the Consolidated Financial Statements. Estimates are made under facts and circumstances at a point in time, and changes in those facts and circumstances could produce results substantially different from those estimates. Our most significant accounting policies and estimates and their related application are discussed below.

Allowance for Credit Losses

Our ACL at December 31, 2022 represents our current estimate of the lifetime credit losses expected from our loan and lease portfolio and our unfunded lending commitments. Management estimates the ACL by projecting probability of default, loss given default and exposure at default conditional on economic parameters, for the remaining contractual term. Internal factors that impact the quarterly allowance estimate include the level of outstanding balances, the portfolio performance and assigned risk ratings.

One of the most significant judgments influencing the ACL estimate is the macroeconomic forecasts. Key external economic parameters that directly impact our loss modeling framework include forecasted unemployment rates and Gross Domestic Product. Changes in the economic forecasts could significantly affect the estimated credit losses which could potentially lead to materially different allowance levels from one reporting period to the next.

Given the dynamic relationship between macroeconomic variables within our modeling framework, it is difficult to estimate the impact of a change in any one individual variable on the allowance. As a result, management uses a probability-weighted approach that incorporates a baseline, an adverse and a more favorable economic scenario when formulating the quantitative estimate.

However, to illustrate a hypothetical sensitivity analysis, management calculated a quantitative allowance using a 100% weighting applied to an adverse scenario. This scenario includes assumptions around OPEC oil supply cuts being more severe than anticipated and the Russian invasion of Ukraine worsening and lasting longer than the baseline scenario. The worsening inflationary pressures cause the Federal Reserve to raise interest rates more than in the baseline scenario to a peak of 5% by mid-2023. The combination of the worsening invasion, higher oil prices, rising inflation and the Federal Reserve's response collectively cause the stock market to drop further and the economy falls into a recession in the first quarter of 2023. Under this scenario, as an example, the unemployment rate increases from baseline levels and remains elevated for a prolonged period, the rate is estimated at 7.7% and 6.6% at the end of 2023 and 2024, respectively. This forecast reflects unemployment rates that are approximately 3.6% and 2.7% higher than baseline scenario projections of 4.1% and 3.9%, respectively for the same time periods.

To demonstrate the sensitivity to key economic parameters used in the calculation of our ACL at December 31, 2022, management calculated the difference between our quantitative ACL and this 100% adverse scenario. Excluding consideration of qualitative adjustments, this sensitivity analysis would result in a hypothetical increase in our ACL of approximately $1 billion at December 31, 2022. This hypothetical increase is reflective of the sensitivity of the rate of change in the unemployment variable on our models.

The resulting difference is not intended to represent an expected increase in allowance levels for a number of reasons including the following:
- Management uses a weighted approach applied to multiple economic scenarios for its allowance estimation process;
- The highly uncertain economic environment;
- The difficulty in predicting the inter-relationships between the economic parameters used in the various economic scenarios; and
- The sensitivity estimate does not account for any general reserve components and associated risk profile adjustments incorporated by management as part of its overall allowance framework.

We regularly review our ACL for appropriateness by performing on-going evaluations of the loan and lease portfolio. In doing so, we consider factors such as the differing economic risks associated with each loan category, the financial condition of specific borrowers, the level of delinquent loans, the value of any collateral and, where applicable, the existence of any guarantees or other documented support. We also evaluate the impact of changes in key economic parameters and overall economic conditions on the ability of borrowers to meet their financial obligations when quantifying our exposure to credit losses and assessing the appropriateness of our ACL at each reporting date. There is no certainty that our ACL will be appropriate over time to cover losses in our portfolio as economic and market conditions may ultimately differ from our reasonable and supportable forecast. Additionally, events adversely affecting specific customers, industries, or our markets such as geopolitical instability, risks of inflation including a near-term recession, or the emergence of a more contagious and severe COVID-19 variant, could severely impact our current expectations. If the credit quality of our customer base materially deteriorates or the risk profile of a market, industry, or group of customers changes materially, our net income and capital could be materially adversely affected which, in turn, could have a material adverse effect on our financial condition and results of operations. The extent to which the geopolitical instability, risks of inflation, and the COVID-19 pandemic will continue to negatively impact our businesses, financial condition, liquidity, and results will depend on future developments, which are highly uncertain and cannot be forecasted with precision at this time. *For more information, see Note 5 - "Loans / Leases" and Note 6 - "Allowance for Credit Losses" of the Notes to Consolidated Financial Statements.*

Fair Value Measurement

Certain assets and liabilities are measured at fair value on a recurring basis, including securities and derivative instruments. A majority of assets and liabilities measured on a recurring basis are based on quoted market prices or market prices for similar instruments. Assets and liabilities measured at fair value on a non-recurring basis or that result in a Level 3 measurement in the fair value hierarchy, inherently include subjectivity and may require the use of significant assumptions, adjustments and judgment including, among others, discount rates, rates of return on assets, cash flows, default rates, loss rates, terminal values, and liquidation values. A significant change in assumptions may result in a significant change in fair value, which in turn, may result in a higher degree of financial statement volatility and could result in significant impact on our results of operations, financial condition or disclosures of fair value information.

While all non-recurring and Level 3 fair value measurements inherently have a significant level of estimation uncertainty, the following items are those most likely to have a material impact on our financial statements:

- *Acquired Loans and Leases* - When Huntington acquires loans and leases through an acquisition those loans are recorded at fair value on the acquisition date. This requires significant assumptions to be made about credit quality, likelihood of prepayment and current market conditions for similar loans. These assumptions form the basis for establishing discount rates and projecting future cash flows used to estimate the acquired loans fair value. Management generally will utilize a third-party specialist when these valuations are significant and as a result will perform various sensitivity analysis to determine the significance of specific inputs into the valuation.

- *Direct Purchase Municipal Securities* - Huntington holds certain municipal securities purchased directly from the issuer in non-public offerings. As a result, these securities use unobservable inputs to estimate fair value each period. Management utilizes a third-party valuation specialist to assist in determining certain assumptions used in the valuation and projecting future cash flows used to estimate fair value of the securities. Management reviews the valuations including understanding how sensitive the valuation is to specific inputs.

The fair values measured at each level of the fair value hierarchy, additional discussion regarding fair value measurements, and a brief description of how fair value is determined for categories that have unobservable inputs, can be found in Note 19 - "Fair Value of Assets and Liabilities" of the Notes to Consolidated Financial Statements.

Goodwill

The acquisition method of accounting requires that assets and liabilities acquired in a business combination are recorded at fair value as of the acquisition date. The valuation of assets and liabilities often involves estimates based on third party valuations or internal valuations based on discounted cash flow analyses or other valuation techniques, all of which are inherently subjective. This typically results in goodwill, the amount by which the cost of net assets acquired in a business combination exceeds their fair value, which is subject to impairment testing at least annually.

Management reviews the goodwill of each reporting unit for impairment on an annual basis as of October 1 or more often if events or circumstances indicate that it is more-likely-than-not that the fair value of a reporting unit is below its carrying value.

Based on our annual impairment analysis of goodwill as of October 1, it was determined that the fair value of each reporting unit was in excess of its respective carrying value as of October 1, 2022; therefore goodwill is considered not impaired. Huntington additionally performs sensitivity analyses around discount rate assumptions utilized in order to assess the reasonableness of the rates, and the resulting estimated fair values. As of October 1, 2022, a 100 basis point increase in discount rates would reduce estimated entity level fair value by approximately $2 billion and would not result in any impairment, as each reporting unit's fair value would still exceed its carrying value.

Recent Accounting Pronouncements and Developments

Note 2 - "Accounting Standards Update" of the Notes to Consolidated Financial Statements discusses new accounting pronouncements adopted during 2022 and the expected impact of accounting pronouncements recently issued but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable section of this MD&A and the Notes to Consolidated Financial Statements.

Item 7A: Quantitative and Qualitative Disclosures About Market Risk

Information required by this item is set forth under the heading of "Market Risk" in Item 7: MD&A, which is incorporated by reference into this item.

Item 8: Financial Statements and Supplementary Data

Information required by this item is set forth in the Reports of Independent Registered Public Accounting Firm (PCAOB ID 238), Consolidated Financial Statements and Notes to Consolidated Financial Statements, which is incorporated by reference into this item. The selected quarterly financial data is no longer required. There were no material retrospective changes to any quarters in the two most recent fiscal years that would require this disclosure.

REPORT OF MANAGEMENT'S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Management of Huntington Bancshares Incorporated (Huntington or the Company) is responsible for the financial information and representations contained in the Consolidated Financial Statements and other sections of this report. The Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States. In all material respects, they reflect the substance of transactions that should be included based on informed judgments, estimates, and currently available information. Management maintains a system of internal accounting controls, which includes the careful selection and training of qualified personnel, appropriate segregation of responsibilities, communication of written policies and procedures, and a broad program of internal audits. The costs of the controls are balanced against the expected benefits. During 2022, the audit committee of the board of directors met regularly with Management, Huntington's internal auditors, and the independent registered public accounting firm, PricewaterhouseCoopers LLP, to review the scope of their audits and to discuss the evaluation of internal accounting controls and financial reporting matters. The independent registered public accounting firm and the internal auditors have free access to, and meet confidentially with, the audit committee to discuss appropriate matters. Also, Huntington maintains a disclosure review committee. This committee's purpose is to design and maintain disclosure controls and procedures to ensure that material information relating to the financial and operating condition of Huntington is properly reported to its chief executive officer, chief financial officer, chief auditor, and the audit committee of the board of directors in connection with the preparation and filing of periodic reports and the certification of those reports by the chief executive officer and the chief financial officer.

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Huntington's Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework (2013).* Based on that assessment, Management concluded that, as of December 31, 2022, the Company's internal control over financial reporting is effective based on those criteria. The Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on the next page.



Stephen D. Steinour – Chairman, President, and Chief Executive Officer



Zachary Wasserman – Senior Executive Vice President and Chief Financial Officer

February 17, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Huntington Bancshares Incorporated

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Huntington Bancshares Incorporated and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for the allowance for credit losses as of January 1, 2020.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the General Reserve of the Allowance for Credit Losses
As described in Notes 1 and 6 to the consolidated financial statements, management's estimate of the allowance for credit losses of $2.3 billion as of December 31, 2022 includes a general reserve that consists of various risk-profile reserve components. The risk-profile components consider items unique to the Company's structure, policies, processes, and portfolio composition, as well as qualitative measurements and assessments of the Company's loan portfolios including, but not limited to, economic uncertainty, concentrations, portfolio composition, industry comparisons, and internal review functions.

The principal considerations for our determination that performing procedures relating to the valuation of the general reserve of the allowance for credit losses is a critical audit matter are (i) the significant judgment by management when determining the general reserve, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to the methodology and assumptions used to determine the general reserve, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls related to the valuation of the general reserve of the allowance for credit losses. These procedures also included, among others, testing management's process for determining the general reserve, including evaluating the appropriateness of management's methodology, testing the completeness and accuracy of data utilized by management and evaluating the reasonableness of assumptions relating to the general reserve. Evaluating management's assumptions related to the general reserve involved evaluating whether the assumptions used were reasonable considering portfolio composition, relevant market data, and indicators of economic uncertainty. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management's methodology and assumptions related to the general reserve.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Columbus, Ohio
February 17, 2023

We have served as the Company's auditor since 2015.

Huntington Bancshares Incorporated
Consolidated Balance Sheets

(dollar amounts in millions)	At December 31, 2022	At December 31, 2021
Assets		
Cash and due from banks	$ 1,796	$ 1,811
Interest-bearing deposits at Federal Reserve Bank	4,908	3,711
Interest-bearing deposits in banks	214	392
Trading account securities	19	46
Available-for-sale securities	23,423	28,460
Held-to-maturity securities	17,052	12,447
Other securities	854	648
Loans held for sale (includes $520 and $1,270 respectively, measured at fair value)(1)	529	1,676
Loans and leases (includes $185 and $171 respectively, measured at fair value)(1)	119,523	111,267
Allowance for loan and lease losses	(2,121)	(2,030)
Net loans and leases	117,402	109,237
Bank owned life insurance	2,753	2,765
Accrued income and other receivables	1,573	1,319
Premises and equipment	1,156	1,164
Goodwill	5,571	5,349
Servicing rights and other intangible assets	712	611
Other assets	4,944	4,428
Total assets	$ 182,906	$ 174,064
Liabilities and shareholders' equity		
Liabilities		
Deposits:		
Demand deposits—noninterest-bearing	$ 38,242	$ 43,236
Interest-bearing	109,672	100,027
Total deposits	147,914	143,263
Short-term borrowings	2,027	334
Long-term debt	9,686	7,108
Other liabilities	5,510	4,041
Total liabilities	165,137	154,746
Commitments and Contingent Liabilities (Note 22)		
Shareholders' equity		
Preferred stock	2,167	2,167
Common stock	14	14
Capital surplus	15,309	15,222
Less treasury shares, at cost	(80)	(79)
Accumulated other comprehensive (loss) gain	(3,098)	(229)
Retained earnings	3,419	2,202
Total Huntington Bancshares Inc shareholders' equity	17,731	19,297
Non-controlling interest	38	21
Total equity	17,769	19,318
Total liabilities and shareholders' equity	$ 182,906	$ 174,064
Common shares authorized (par value of $0.01)	2,250,000,000	2,250,000,000
Common shares outstanding	1,443,068,036	1,437,742,172
Treasury shares outstanding	6,322,052	6,298,288
Preferred stock, authorized shares	6,617,808	6,617,808
Preferred shares outstanding	557,500	557,500

(1) Amounts represent loans for which Huntington has elected the fair value option. See Note 19 "Fair Values of Assets and Liabilities."

See Notes to Consolidated Financial Statements

Huntington Bancshares Incorporated
Consolidated Statements of Income

(dollar amounts in millions, except per share data, share amounts in thousands)	Year Ended December 31, 2022	2021	2020
Interest and fee income:			
Loans and leases	$ 4,816	$ 3,636	$ 3,085
Available-for-sale securities			
Taxable	576	261	237
Tax-exempt	74	56	61
Held-to-maturity securities-taxable	351	174	215
Other securities-taxable	27	10	6
Other interest income	125	54	43
Total interest income	5,969	4,191	3,647
Interest expense			
Deposits	363	45	197
Short-term borrowings	46	1	13
Long-term debt	287	43	213
Total interest expense	696	89	423
Net interest income	5,273	4,102	3,224
Provision for credit losses	289	25	1,048
Net interest income after provision for credit losses	4,984	4,077	2,176
Service charges on deposit accounts	384	372	301
Card and payment processing income	374	334	248
Capital markets fees	252	151	125
Trust and investment management services	249	232	189
Mortgage banking income	144	309	366
Leasing revenue	126	99	21
Insurance income	117	105	97
Gain on sale of loans	57	9	42
Bank owned life insurance income	56	69	64
Net gains (losses) on sales of securities	—	9	(1)
Other noninterest income	222	200	139
Total noninterest income	1,981	1,889	1,591
Personnel costs	2,401	2,335	1,692
Outside data processing and other services	610	850	384
Equipment	269	248	180
Net occupancy	246	277	158
Marketing	91	89	38
Professional services	77	113	55
Deposit and other insurance expense	67	51	32
Amortization of intangibles	53	48	41
Lease financing equipment depreciation	45	41	1
Other noninterest expense	342	323	214
Total noninterest expense	4,201	4,375	2,795
Income before income taxes	2,764	1,591	972
Provision for income taxes	515	294	155
Income after income taxes	2,249	1,297	817
Income attributable to non-controlling interest	11	2	—
Net income attributable to Huntington Bancshares Inc	2,238	1,295	817
Dividends on preferred shares	113	131	100
Impact of preferred stock redemption	—	11	—
Net income applicable to common shares	$ 2,125	$ 1,153	$ 717
Average common shares—basic	1,441,279	1,262,435	1,017,117
Average common shares—diluted	1,465,220	1,286,733	1,032,683
Per common share:			
Net income—basic	$ 1.47	$ 0.91	$ 0.71
Net income—diluted	1.45	0.90	0.69

See Notes to Consolidated Financial Statements

Huntington Bancshares Incorporated
Consolidated Statements of Comprehensive Income

(dollar amounts in millions)	Year Ended December 31,					
		2022		2021		2020
Net income attributable to Huntington Bancshares Inc	$	2,238	$	1,295	$	817
Other comprehensive income, net of tax:						
Net unrealized (losses) gains on available-for-sale securities		(2,849)		(341)		216
Net impact of hedges on available-for-sale securities		665		87		2
Change in fair value of cash flow hedges on loans		(695)		(192)		232
Translations adjustments, net of hedges		(5)		(3)		—
Change in accumulated unrealized gains (losses) for pension and other post-retirement obligations		15		28		(2)
Other comprehensive (loss) income, net of tax		(2,869)		(421)		448
Comprehensive (loss) income attributable to Huntington Bancshares		(631)		874		1,265
Comprehensive income attributed to non-controlling interest		11		2		—
Comprehensive (loss) income	$	(620)	$	876	$	1,265

See Notes to Consolidated Financial Statements

Huntington Bancshares Incorporated
Consolidated Statements of Changes in Shareholders' Equity

(dollar amounts in millions, except per share data, share amounts in thousands)	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Capital Surplus	Treasury Stock Shares	Treasury Stock Amount	AOCI	Retained Earnings	Total	Non-controlling Interest	Total Equity
Year Ended December 31, 2022											
Balance, beginning of year	$ 2,167	1,444,040	$ 14	$15,222	(6,298)	$ (79)	$ (229)	$ 2,202	$19,297	$ 21	$19,318
Net income								2,238	2,238	11	2,249
Other comprehensive (loss) income, net of tax							(2,869)		(2,869)		(2,869)
Cash dividends declared:											
Common ($0.62 per share)								(908)	(908)		(908)
Preferred								(113)	(113)		(113)
Recognition of the fair value of share-based compensation				105					105		105
Other share-based compensation activity		5,350		(19)					(19)		(19)
Other				1	(24)	(1)			—	6	6
Balance, end of year	$ 2,167	1,449,390	$ 14	$15,309	(6,322)	$ (80)	$(3,098)	$ 3,419	$17,731	$ 38	$17,769

(dollar amounts in millions, except per share data, share amounts in thousands)	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Capital Surplus	Treasury Stock Shares	Treasury Stock Amount	AOCI	Retained Earnings	Total	Non-controlling Interest	Total Equity
Year Ended December 31, 2021											
Balance, beginning of year	$ 2,191	1,022,258	$ 10	$ 8,781	(5,062)	$ (59)	$ 192	$ 1,878	$12,993	$ —	$12,993
Net income								1,295	1,295	2	1,297
Other comprehensive (loss) income, net of tax							(421)		(421)		(421)
TCF Financial Corp Acquisition:											
Issuance of common stock		458,171	5	6,993		(37)			6,961		6,961
Issuance of Series I Preferred Stock	175			10					185		185
Non-controlling interest acquired										22	22
Net proceeds from issuance of Series H Preferred Stock	486								486		486
Redemption of preferred stock	(685)			(4)				(11)	(700)		(700)
Repurchases of common stock		(43,139)	—	(650)					(650)		(650)
Cash dividends declared:											
Common ($0.605 per share)								(826)	(826)		(826)
Preferred								(131)	(131)		(131)
Recognition of the fair value of share-based compensation				129					129		129
Other share-based compensation activity		6,750	(1)	(37)				—	(38)		(38)
Other				—	(1,236)	17		(3)	14	(3)	11
Balance, end of year	$ 2,167	1,444,040	$ 14	$15,222	(6,298)	$ (79)	$ (229)	$ 2,202	$19,297	$ 21	$19,318

(dollar amounts in millions, except per share data, share amounts in thousands)	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Capital Surplus	Treasury Stock Shares	Treasury Stock Amount	AOCI	Retained Earnings	Total	Non-controlling Interest	Total Equity
Year Ended December 31, 2020											
Balance, beginning of year	$ 1,203	1,024,541	$ 10	$ 8,806	(4,537)	$ (56)	$ (256)	$ 2,088	$11,795	$ —	$ 11,795
Cumulative-effect of change in accounting principle, net of tax								(306)	(306)		(306)
Net income								817	817	—	817
Other comprehensive income, net of tax							448		448		448
Net proceeds from issuance of Preferred Stock	988								988		988
Repurchases of common stock		(7,504)	—	(92)					(92)		(92)
Cash dividends declared:											
Common ($0.60 per share)								(621)	(621)		(621)
Preferred								(100)	(100)		(100)
Recognition of the fair value of share-based compensation				77					77		77
Other share-based compensation activity		5,372	—	(9)				—	(9)		(9)
Other		(151)	—	(1)	(525)	(3)		—	(4)		(4)
Balance, end of year	$ 2,191	1,022,258	$ 10	$ 8,781	(5,062)	$ (59)	$ 192	$ 1,878	$12,993	$ —	$ 12,993

See Notes to Consolidated Financial Statements

Huntington Bancshares Incorporated
Consolidated Statements of Cash Flows

(dollar amounts in millions)	Year Ended December 31,		
	2022	2021	2020
Operating activities			
Net income	$ 2,249	$ 1,297	$ 817
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for credit losses	289	25	1,048
Depreciation and amortization	484	391	367
Share-based compensation expense	105	129	77
Deferred income tax expense (benefit)	319	(76)	(93)
Net change in:			
Trading account securities	27	16	37
Loans held for sale	675	(56)	(534)
Other assets	(1,156)	366	(1,077)
Other liabilities	1,024	27	683
Other, net	11	(57)	(2)
Net cash provided by operating activities	4,027	2,062	1,323
Investing activities			
Change in interest bearing deposits in banks	332	716	(81)
Net cash (paid) received from business acquisition	(223)	466	—
Proceeds from:			
Maturities and calls of available-for-sale securities	4,053	7,275	5,697
Maturities and calls of held-to-maturity securities	2,803	4,151	3,042
Maturities and calls of other securities	832	—	—
Sales of available-for-sale securities	—	5,892	392
Purchases of available-for-sale securities	(7,107)	(19,936)	(11,104)
Purchases of held-to-maturity securities	(3,229)	(4,777)	—
Purchases of other securities	(1,080)	(126)	(68)
Net proceeds from sales of portfolio loans and leases	995	517	1,113
Principal payments received under direct finance and sales-type leases	1,882	1,055	704
Net loan and lease activity, excluding sales and purchases	(10,169)	3,303	(6,844)
Purchases of premises and equipment	(214)	(247)	(119)
Purchases of loans and leases	(610)	(1,197)	(1,506)
Net accrued income and other receivables activity	(66)	(653)	—
Net cash paid for branch disposition	—	(618)	—
Other, net	192	217	135
Net cash used in investing activities	(11,609)	(3,962)	(8,639)
Financing activities			
Increase in deposits	4,651	6,501	16,601
Increase (decrease) in short-term borrowings	2,161	(1,245)	(2,373)
Net proceeds from issuance of long-term debt	11,004	775	1,386
Maturity/redemption of long-term debt	(8,017)	(3,404)	(3,052)
Dividends paid on preferred stock	(113)	(138)	(84)
Dividends paid on common stock	(897)	(750)	(614)
Repurchases of common stock	—	(650)	(92)
Payment to repurchase preferred stock	—	(700)	—
Net proceeds from issuance of preferred stock	—	486	988
Other, net	(25)	(48)	(19)
Net cash provided by financing activities	8,764	827	12,741
Increase (decrease) in cash and cash equivalents	1,182	(1,073)	5,425
Cash and cash equivalents at beginning of period	5,522	6,595	1,170
Cash and cash equivalents at end of period	$ 6,704	$ 5,522	$ 6,595

(dollar amounts in millions)	Year Ended December 31,					
		2022		2021		2020
Supplemental disclosures:						
Interest paid	$	627	$	185	$	453
Income taxes (refunded) paid		(109)		269		81
Non-cash activities						
Loans transferred to held-for-sale from portfolio		748		872		1,139
Loans transferred to portfolio from held-for-sale		126		102		53
Transfer of securities from available-for-sale to held-to-maturity		4,225		3,007		2,842
Business Combination (1)						

(1) In the year ended 2021, the TCF acquisition included fair value of tangible assets acquired of $46.3 billion, goodwill and other intangible assets of $3.5 billion, liabilities assumed $42.6 billion, preferred stock of $185 million, and common stock of $7.0 billion.

See Notes to Consolidated Financial Statements

Huntington Bancshares Incorporated
Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — Huntington Bancshares Incorporated (Huntington or the Company) is a multi-state diversified regional bank holding company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through its subsidiaries, including its bank subsidiary, The Huntington National Bank (the Bank), Huntington is engaged in providing full-service commercial and consumer banking services, mortgage banking services, automobile financing, recreational vehicle and marine financing, investment banking, capital markets, and advisory services, equipment financing, distribution finance (formerly referred to as inventory finance), investment management, trust services, brokerage services, insurance products and services, and other financial products and services. Huntington's full-service branches and private client group offices are primarily located in Ohio, Colorado, Illinois, Indiana, Kentucky, Michigan, Minnesota, Pennsylvania, West Virginia, and Wisconsin. Select financial services and other activities are also conducted in other states.

Basis of Presentation — The Consolidated Financial Statements include the accounts of Huntington and its majority-owned subsidiaries and are presented in accordance with GAAP. All intercompany transactions and balances are eliminated in consolidation. Entities in which Huntington holds a controlling financial interest are consolidated. For a voting interest entity, a controlling financial interest is generally where Huntington holds, directly or indirectly, more than 50 percent of the outstanding voting shares. For a VIE, a controlling financial interest is where Huntington has the power to direct the activities of an entity that most significantly impact the entity's economic performance and has an obligation to absorb losses or the right to receive benefits from the VIE. For consolidated entities where Huntington holds less than a 100% interest, Huntington recognizes non-controlling interest (included in shareholders' equity) for the equity held by minority shareholders and non-controlling profit or loss (included in income attributable to non-controlling interest) for the portion of the entity's earnings attributable to minority interests. Investments in companies that are not consolidated are accounted for using the equity method when Huntington has the ability to exert significant influence. Investments in non-marketable equity securities for which Huntington does not have the ability to exert significant influence are generally accounted for using the cost method adjusted for impairment and other changes in observable prices. Investments in private investment partnerships that are accounted for under the equity method or the cost method are included in other assets and Huntington's earnings in equity investments are included in other noninterest income. Investments accounted for under the cost and equity methods are periodically evaluated for impairment.

Effective in the 2022, a new classification within the Consolidated Balance Sheet of accrued income and other receivables was established comprised of activity that was previously classified as loans and leases (other consumer loans and leases) and other assets. All prior period amounts and all related metrics have been reclassified to conform to the current presentation.

Use of Estimates —The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that significantly affect amounts reported in the Consolidated Financial Statements. Huntington utilizes processes that involve the use of significant estimates and the judgments of management in determining the amount of its allowance for credit losses, income taxes, as well as fair value measurements of investment securities, derivative instruments, goodwill, other intangible assets, pension assets and liabilities, short-term borrowings, mortgage servicing rights, and loans held for sale. As with any estimate, actual results could differ from those estimates.

Cash and cash equivalents —For statements of cash flows purposes, cash and cash equivalents are defined as the sum of cash and due from banks and interest-bearing deposits at Federal Reserve Bank.

Securities — Securities purchased with the intention of recognizing short-term profits or which are actively bought and sold are classified as trading account securities and reported at fair value. The unrealized gains or losses on trading account securities are recorded in other noninterest income. Debt securities purchased that Huntington has the positive intent and ability to hold to their maturity are classified as held-to-maturity securities. Held-to-maturity securities are recorded at amortized cost. All other debt securities are classified as available-for-sale securities. Available-for-sale securities are recognized and measured at fair value with any change in the fair value recognized in other comprehensive income. All equity securities are classified as other securities.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). The carrying value plus any related accumulated OCI balance of sold securities is used to compute realized gains and losses. Interest on securities, including amortization of premiums and accretion of discounts using the effective interest method over the period to maturity, is included in interest income.

Non-marketable equity securities include stock held for membership and regulatory purposes, such as FHLB stock and Federal Reserve Bank stock. These securities are accounted for at cost, evaluated for impairment, and are included in other securities. Other securities also include mutual funds and other marketable equity securities. These securities are carried at fair value, with changes in fair value recognized in other noninterest income.

Loans and Leases — Loans for which Huntington has the intent and ability to hold for the foreseeable future, or until maturity or payoff, except loans for which the fair value option has been elected, are carried at the principal amount outstanding, net of charge-offs, unamortized deferred loan origination fees and costs, premiums and discounts, and unearned income. Direct financing leases are reported at the aggregate of lease payments receivable and estimated residual values, net of unearned and deferred income, and any initial direct costs incurred to originate these leases. Renewal options for leases are at the option of the lessee and are typically not included in the measurement of the lease receivable as they are not considered reasonably certain of exercise. Purchase options are typically at fair value, and as such those options are not considered in the measurement of lease receivables or in lease classification. Interest income is accrued as earned using the interest method. Huntington defers the fees it receives from the origination of loans and leases, as well as the direct costs of those activities. Huntington also acquires loans at premiums and/or discounts to their contractual values. Huntington amortizes loan discounts, premiums, and net loan origination fees and costs over the contractual lives of the related loans using the effective interest method.

Troubled debt restructurings are loans for which the original contractual terms have been modified to provide a concession to a borrower experiencing financial difficulties. Loan modifications are considered TDRs when the concessions provided are not available to the borrower through either normal channels or other sources. However, not all loan modifications are TDRs. Modifications resulting in troubled debt restructurings may include changes to one or more terms of the loan, including, but not limited to, an interest rate concession, an extension of the repayment period, a reduction in payment amount, and partial forgiveness or deferment of principal or accrued interest.

Impairment of the residual values of direct financing leases is evaluated quarterly, with impairment arising if the expected fair value is less than the carrying amount. Huntington assesses net investments in leases (including residual values) for impairment and recognizes impairment losses in accordance with the impairment guidance for financial instruments. As such, net investments in leases may be reduced by an allowance for credit losses, with changes recognized as provision expense.

For leased equipment, the residual component of a direct financing lease represents the estimated fair value of the leased equipment at the end of the lease term. Huntington uses industry data, historical experience, and independent appraisals to establish these residual value estimates. Upon expiration of a lease, residual assets are remarketed, resulting in an extension of the lease by the lessee, a lease to a new customer, or purchase of the residual asset by the lessee or another party. Huntington also purchases insurance guaranteeing the value of certain residual assets.

Loans Held for Sale — Loans in which Huntington does not have the intent and ability to hold for the foreseeable future are classified as loans held for sale. Loans held for sale are carried at (a) the lower of cost or fair value less costs to sell, or (b) fair value where the fair value option is elected. The fair value option is generally elected for mortgage loans originated with the intent to sell.

Nonaccrual and Past Due Loans — Loans are considered past due when the contractual amounts due with respect to principal and interest are not received within 30 days of the contractual due date.

Any loan in any portfolio may be placed on nonaccrual status prior to the policies described below when collection of principal or interest is in doubt. When a borrower with debt is discharged in a Chapter 7 bankruptcy and the debt is not reaffirmed by the borrower, the loan is determined to be collateral dependent and placed on nonaccrual status, unless there is a co-borrower or the repayment is likely to occur based on objective evidence.

All classes within the commercial loan and lease portfolio are placed on nonaccrual status at 90-days past due. First-lien home equity loans are placed on nonaccrual status at 150-days past due. Junior-lien home equity loans are placed on nonaccrual status at the earlier of 120-days past due or when the related first-lien loan has been identified as nonaccrual. Automobile, RV and marine, and other consumer loans are generally fully charged-off at 120-days past due, and if not fully charged-off are placed on non-accrual. Residential mortgage loans are placed on nonaccrual status at 150-days past due, with the exception of residential mortgages guaranteed by government agencies which continue to accrue interest at the rate guaranteed by the government agency.

For all classes within all loan portfolios, when a loan is placed on nonaccrual status, any accrued interest is reversed and charged against interest income.

For all classes within all loan portfolios, cash receipts on NALs are applied against principal until the loan or lease has been collected in full, including the charged-off portion, after which time any additional cash receipts are recognized as interest income. However, for secured non-reaffirmed debt in a Chapter 7 bankruptcy, payments are applied to principal and interest when the borrower has demonstrated a capacity to continue payment of the debt and collection of the debt is reasonably assured. For unsecured non-reaffirmed debt in a Chapter 7 bankruptcy where the carrying value has been fully charged-off, payments are recorded as loan recoveries.

Management monitors several factors to evaluate a borrower's financial condition and their ability to make principal and interest payments. When, in management's judgment, the borrower's ability to make required principal and interest payments resumes and collectability is no longer in doubt, supported by sustained repayment history, the loan is returned to accrual status. For loans that are returned to accrual status, cash receipts are applied according to the contractual terms of the loan.

Collateral-dependent Loans — Certain commercial and consumer loans for which repayment is expected to be provided substantially through the operation or sale of the loan collateral are considered to be collateral-dependent.

Allowance for Credit Losses — Huntington performs an ACL evaluation on its loan and lease portfolio, held-to-maturity securities as well as on available-for-sale securities. The ACL on loan and lease portfolio and held-to-maturity securities are provided through an expected loss methodology referred to as CECL methodology. The ACL on AFS securities is provided when a credit loss is deemed to have occurred for securities which Huntington does not intend to sell or is not required to sell. The CECL methodology also applies to credit exposures on off-balance-sheet loan commitments, financial guarantees not accounted for as insurance, including standby letters of credit, and other similar instruments not recognized as derivative financial instruments.

On January 1, 2020, Huntington adopted ASC Topic 326 using the modified retrospective method for all financial assets in scope of the standard. Upon adoption, Huntington recorded an increase to the ACL of $393 million and a corresponding decrease to retained earnings of $306 million, net of tax.

Loans - The ACL is deducted from the amortized cost basis of a financial asset or a group of financial assets so that the balance sheet reflects the net amount Huntington expects to collect. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts, fair value hedge accounting adjustments, and deferred fees and costs. Subsequent changes (favorable and unfavorable) in expected credit losses are recognized immediately in net income as a credit loss expense or a reversal of credit loss expense. Management estimates the allowance by utilizing models dependent upon loan risk characteristics and economic parameters. Commercial loan risk characteristics include but are not limited to risk ratings, industry type and maturity type. Consumer loan risk characteristics include but are not limited to FICO scores, LTV, and loan vintages. The economic parameters are developed using available information relating to past events, current conditions, and reasonable and supportable forecasts. Huntington's reasonable and supportable forecast period reverts to a historical norm based on inputs within approximately two to three years. The reversion period is dependent on the state of the economy at the beginning of the forecast. Historical credit experience provides the basis for the estimation of expected credit losses, with adjustments made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency levels and terms, as well as for changes in the micro- and macroeconomic environments. The contractual terms of financial assets are adjusted for expected prepayments and any extensions outside of Huntington's control.

The ACL is measured on a collective basis when similar risk characteristics exist. Loans that are determined to have unique risk characteristics are evaluated on an individual basis by management. If a loan is determined to be collateral dependent or meets the criteria to apply the collateral dependent practical expedient, expected credit losses are determined based on the fair value of the collateral at the reporting date, less costs to sell as appropriate.

Management believes the products within each of the entity's portfolio classes exhibit similar risk characteristics. Huntington has identified its portfolio classes as disclosed in Note 5 - "Loans and Leases."

In addition to the transactional reserve described above, Huntington also maintains a general reserve that consists of various risk-profile reserve components. The risk-profile components consider items unique to Huntington's structure, policies, processes, and portfolio composition, as well as qualitative measurements and assessments of the loan portfolios including, but not limited to, economic uncertainty, concentrations, portfolio composition, industry comparisons and internal review functions.

Huntington has elected to exclude accrued interest receivable from the measurement of its ACL given the well-defined non-accrual policies in place for all loan portfolios which results in timely reversal of outstanding interest through interest income.

The estimate for the off-balance sheet exposures, the AULC, is determined using the same procedures and methodologies as used for the loan and lease portfolio supplemented by the information related to future draws and related credit loss expectations. The AULC is recorded in other liabilities in the Consolidated Balance Sheets.

HTM Securities - The allowance for held-to-maturity debt securities is estimated using a CECL methodology. Any expected credit loss is provided through the allowance for credit loss on HTM securities and is deducted from the amortized cost basis of the security so that the balance sheet reflects the net amount Huntington expects to collect. Nearly all of Huntington's HTM debt securities are issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, there is a zero credit loss expectation on these securities.

*AFS Securitie*s - Huntington evaluates its available-for-sale investment securities portfolio on a quarterly basis for indicators of impairment. Huntington assesses whether an impairment has occurred when the fair value of a debt security is less than the amortized cost at the balance sheet date. Management reviews the amount of unrealized loss, the credit rating history, market trends of similar security classes, time remaining to maturity, and the source of both interest and principal payments to identify securities which could potentially be impaired. For those debt securities that Huntington intends to sell or is more likely than not required to sell, before the recovery of their amortized cost basis, the difference between fair value and amortized cost is considered to be impaired and is recognized in provision for credit losses. For those debt securities that Huntington does not intend to sell or is not more likely than not required to sell, prior to expected recovery of amortized cost basis, the credit portion of the impairment is recognized through an allowance in provision for credit losses while the noncredit portion is recognized in OCI. In determining the credit portion, Huntington uses a discounted cash flow analysis, which includes evaluating the timing and amount of the expected cash flows. Non-credit-related impairment results from other factors, including increased liquidity spreads and higher interest rates.

Charge-off of Uncollectible Loans — Any loan in any portfolio may be charged-off prior to the policies described below if a loss confirming event has occurred. Loss confirming events include, but are not limited to, bankruptcy (unsecured), continued delinquency, foreclosure, or receipt of an asset valuation indicating a collateral deficiency and that asset is the sole source of repayment. Additionally, discharged, collateral dependent non-reaffirmed debt in Chapter 7 bankruptcy filings will result in a charge-off to estimated collateral value, less anticipated selling costs, unless the repayment is likely to occur based on objective evidence.

Commercial loans and leases are generally either charged-off or written down to net realizable value at 90-days past due. Automobile, RV and marine, and other consumer loans are generally charged-off at 120-days past due. First-lien and junior-lien home equity loans are charged-off to the estimated fair value of the collateral, less anticipated selling costs, at 150-days past due and 120-days past due, respectively. Residential mortgages are charged-off to the estimated fair value of the collateral at 150-days past due.

Collateral — Huntington pledges assets as collateral as required for various transactions including security repurchase agreements, public deposits, loan notes, derivative financial instruments, short-term borrowings, and long-term borrowings. Assets that have been pledged as collateral, including those that can be sold or repledged by the secured party, continue to be reported on the Consolidated Balance Sheets.

Huntington also accepts collateral, primarily as part of various transactions including derivative instruments and security resale agreements. Collateral received is excluded from the Consolidated Balance Sheets.

The market value of collateral accepted or pledged is regularly monitored and additional collateral is obtained or provided as necessary to ensure appropriate collateral coverage in these transactions.

Premises and Equipment — Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Buildings and building improvements are depreciated over an average of 30 to 40 years and 10 to 30 years, respectively. Land improvements and furniture and fixtures are depreciated over an average of 5 to 20 years, while equipment is depreciated over a range of 3 to 10 years. Leasehold improvements are amortized over the lesser of the asset's useful life or the lease term, including any renewal periods for which renewal is reasonably assured. Premises and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Mortgage Servicing Rights — Huntington recognizes the rights to service mortgage loans as an asset when servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained or when purchased. MSRs are included in servicing rights and other intangible assets in the Consolidated Balance Sheets. All MSR assets are recorded using the fair value method. Any change in the fair value of MSRs during the period is recorded in mortgage banking income.

Goodwill and Other Intangible Assets — Under the acquisition method of accounting, the net assets of entities acquired by Huntington are recorded at their estimated fair value at the date of acquisition. The excess cost of consideration paid over the fair value of net assets acquired is recorded as goodwill. Goodwill is evaluated for impairment on an annual basis at October 1st of each year or whenever events or changes in circumstances indicate the carrying value may not be recoverable. Other intangible assets with finite useful lives are amortized either on an accelerated or straight-line basis over their estimated useful lives. Other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Operating Leases (Lessee) — Huntington has elected not to include non-lease components in the measurement of right-of-use assets, and as such allocates the costs attributable to such components, where those costs are not separately identifiable, via per-square-foot costing analysis developed by the entity for owned and leased spaces. Huntington uses a portfolio approach to develop discount rates as its lease portfolio is comprised of substantially all branch space and office space used in the entity's operations. That rate, an input used in the measurement of the entity's right-of-use assets, leverages an incremental borrowing rate of appropriate tenor and collateralization.

Derivative Financial Instruments — A variety of derivative financial instruments, principally interest rate swaps, caps, floors, and swaption collars, are used in asset and liability management activities to protect against the risk of adverse price or interest rate movements. These instruments provide flexibility in adjusting Huntington's sensitivity to changes in interest rates without exposure to loss of principal and higher funding requirements.

Huntington also uses derivatives, principally loan sale commitments, in hedging its mortgage loan interest rate lock commitments and its mortgage loans held for sale. Mortgage loan sale commitments and the related interest rate lock commitments are carried at fair value on the Consolidated Balance Sheets with changes in fair value reflected in mortgage banking income. Huntington also uses certain derivative financial instruments to offset changes in value of its MSRs. These derivatives consist primarily of forward interest rate agreements and forward mortgage contracts. The derivative instruments used are not designated as qualifying hedges. Accordingly, such derivatives are recorded at fair value with changes in fair value reflected in mortgage banking income.

Derivative financial instruments are recorded in the Consolidated Balance Sheets as either an asset or a liability (in other assets and other liabilities, respectively) and measured at fair value. Accounting for changes in fair value of derivatives depends on whether the derivative is designated and qualifies in a hedging relationship. At inception a derivative contract can be designated as:
- a qualifying hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge);
- a qualifying hedge of the variability of cash flows to be received or paid related to a recognized asset, liability or forecasted transaction (cash flow hedge); or
- a qualifying hedge of Huntington's investment in non-U.S. dollar functional currency entities (net investment hedge).

Changes in the fair value of a derivative that has been designated and qualifies as a fair value hedge, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings. Changes in the fair value of a derivative that has been designated and qualifies as a cash flow hedge are recorded in other comprehensive income, net of income taxes, and reclassified into earnings in the period during which the hedged item affects earnings. Changes in the fair value of derivatives that have been designated as net investment hedges are recorded in other comprehensive income, net of income taxes, and reclassified into earnings during the period the foreign entity is substantially liquidated or other elements of the currency translation adjustment are reclassified into earnings. Changes in the fair value of derivatives held for trading purposes or which do not qualify for hedge accounting are reported in current period earnings.

For those derivatives to which hedge accounting is applied, Huntington formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. This documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, and, unless the hedge meets all of the criteria to assume there is no ineffectiveness, the method that will be used to assess the effectiveness of the hedging instrument. Huntington typically assesses effectiveness using statistical regression at inception and on an ongoing basis.

Hedge accounting is discontinued prospectively when:
- the derivative is no longer effective or expected to be effective in offsetting changes in the fair value, cash flows or changes in net investment of a hedged item (including firm commitments or forecasted transactions);
- the derivative expires, is sold, terminated, or exercised;
- the forecasted transaction is no longer probable of occurring by the end of the originally specified time period;
- the hedged firm commitment no longer meets the definition of a firm commitment; or
- the designation of the derivative as a hedging instrument is removed.

When hedge accounting is discontinued and the derivative no longer qualifies as an effective fair value, cash flow or net investment hedge, the derivative continues to be carried on the balance sheet at fair value and changes in fair value will be recorded in current period earnings unless re-designated.

Like other financial instruments, derivatives contain an element of credit risk, which is the possibility that Huntington will incur a loss because the counterparty fails to meet its contractual obligations. Notional values of interest rate swaps and other off-balance sheet financial instruments significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to Huntington, including any accrued interest receivable due from counterparties. Potential credit losses are mitigated by derivatives through central clearing parties, careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements, and other contract provisions. Huntington considers the value of collateral held and collateral provided in determining the net carrying value of derivatives.

Huntington offsets the fair value amounts recognized for derivative instruments and the fair value for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under a master netting arrangement.

Fair Value Measurements — The Company records or discloses certain of its assets and liabilities at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are classified within one of three levels in a valuation hierarchy based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
- *Level 1* – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- *Level 2* – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- *Level 3* – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Bank Owned Life Insurance — Huntington's bank owned life insurance policies are recorded at their cash surrender value. Huntington recognizes tax-exempt income from the periodic increases in the cash surrender value of these policies and from death benefits. A portion of the cash surrender value is supported by holdings in separate accounts. Book value protection for the separate accounts is provided by the insurance carriers and a highly rated major bank.

Transfers of Financial Assets and Securitizations — Transfers of financial assets in which we have surrendered control over the transferred assets are accounted for as sales. In assessing whether control has been surrendered, Huntington considers whether the transferee would be a consolidated affiliate, the existence and extent of any continuing involvement in the transferred financial assets, and the impact of all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of transfer. Control is generally considered to have been surrendered when (i) the transferred assets have been legally isolated from Huntington or any of its consolidated affiliates, even in bankruptcy or other receivership, (ii) the transferee (or, if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing that is constrained from pledging or exchanging the assets it receives, each third-party holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received without any constraints that provide more than a trivial benefit to Huntington, and (iii) neither Huntington nor its consolidated affiliates and agents have (a) both the right and obligation under any agreement to repurchase or redeem the transferred assets before their maturity, (b) the unilateral ability to cause the holder to return specific financial assets that also provides Huntington with a more-than-trivial benefit (other than through a cleanup call) or (c) an agreement that permits the transferee to require Huntington to repurchase the transferred assets at a price so favorable that it is probable that it will require Huntington to repurchase them.

If the sale criteria are met, the transferred financial assets are removed from the balance sheet and a gain or loss on sale is recognized. If the sale criteria are not met, the transfer is recorded as a secured borrowing in which the assets remain on the balance sheet and the proceeds from the transaction are recognized as a liability. For the majority of financial asset transfers, it is clear whether or not Huntington has surrendered control. For other transfers, such as in the case of complex transactions or where Huntington have continuing involvement, we generally obtain a legal opinion as to whether the transfer results in a true sale by law.

Gains and losses on the loans and leases sold and servicing rights associated with loan and lease sales are determined when the related loans or leases are sold to either a securitization trust or third-party. For loan or lease sales with servicing retained, a servicing asset is recorded at fair value for the right to service the loans sold.

Pension and Other Postretirement Benefits — Huntington recognizes the funded status of the postretirement benefit plans on the Consolidated Balance Sheets. Net postretirement benefit cost charged to current earnings related to these plans is predominantly based on various actuarial assumptions regarding expected future experience.

Certain employees are participants in various defined contribution and other non-qualified supplemental retirement plans. Contributions to defined contribution plans are charged to current earnings.

In addition, Huntington maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan are charged to current earnings.

Noninterest Income — Huntington recognizes revenue when the performance obligations related to the transfer of goods or services under the terms of a contract are satisfied. Some obligations are satisfied at a point in time while others are satisfied over a period of time. Revenue is recognized as the amount of consideration to which Huntington expects to be entitled to in exchange for transferring goods or services to a customer. When consideration includes a variable component, the amount of consideration attributable to variability is included in the transaction price only to the extent it is probable that significant revenue recognized will not be reversed when uncertainty associated with the variable consideration is subsequently resolved. Generally, the variability relating to the consideration is explicitly stated in the contracts, but may also arise from Huntington's customer business practices, for example, waiving certain fees related to customer's deposit accounts such as NSF fees. Huntington's contracts generally do not contain terms that require significant judgement to determine the variability impacting the transaction price.

Revenue is segregated based on the nature of product and services offered as part of contractual arrangements. Revenue from contracts with customers is broadly segregated as follows:

- *Service charges on deposit accounts* include fees and other charges Huntington receives to provide various services, including, but not limited to, maintaining an account with a customer, providing overdraft services, wire transfer, transferring funds, and accepting and executing stop-payment orders. The consideration includes both fixed (e.g., account maintenance fee) and transaction fees (e.g., wire-transfer fee). The fixed fee is recognized over a period of time while the transaction fee is recognized when a specific service (e.g., execution of wire-transfer) is rendered to the customer. Huntington may, from time to time, waive certain fees (e.g., NSF fee) for customers but generally does not reduce the transaction price to reflect variability for future reversals due to the insignificance of the amounts. Waiver of fees reduces the revenue in the period the waiver is granted to the customer.

- *Card and payment processing income* includes interchange fees earned on debit cards and credit cards. All other fees (e.g., annual fees), and interest income are recognized in accordance with ASC 310. Huntington recognizes interchange fees for services performed related to authorization and settlement of a cardholder's transaction with a merchant. Revenue is recognized when a cardholder's transaction is approved and settled.

  Certain volume or transaction based interchange expenses (net of rebates) paid to the payment network reduce the interchange revenue and are presented net on the income statement. Similarly, rewards payable under a reward program to cardholders are recognized as a reduction of the transaction price and are presented net against the interchange revenue.

- *Capital markets fees* includes advisory fees, interest rate derivative fees, underwriting fees, foreign exchange fees and loan syndication fees. We recognize these fees when the related transaction closes.

- *Trust and investment management services* includes fee income generated from personal, corporate, and institutional customers. Huntington also provides investment management services, cash management services and tax reporting to customers. Services are rendered over a period of time, over which revenue is recognized. Huntington may also recognize revenue from referring a customer to outside third-parties including mutual fund companies that pay distribution (12b-1) fees and other expenses. 12b-1 fees are recognized in the period earned, this is generally upon initial placement into the fund and at specified future dates as long as the customer remains invested in the fund.

- *Insurance income* includes agency commissions that are recognized when Huntington sells insurance policies to customers. Huntington is also entitled to renewal commissions and, in some cases, profit sharing which are recognized in subsequent periods. The initial commission is recognized when the insurance policy is sold to a customer. Renewal commission is variable consideration and is recognized in subsequent periods when the uncertainty around variable consideration is subsequently resolved (i.e., when customer renews the policy). Profit sharing is also variable consideration that is not recognized until the variability surrounding realization of revenue is resolved (i.e., Huntington has reached a minimum volume of sales).

- *Other noninterest income* includes a variety of other revenue streams including miscellaneous consumer fees, marketing allowance revenue, and leasing revenue (including income from operating lease payments, other lease revenue, gain and losses on sales-type leases and sales of leased equipment). Revenue is recognized when, or as, the performance obligation is satisfied. Inherent variability in the transaction price is not recognized until the uncertainty affecting the variability is resolved.

Control is transferred to a customer either at a point in time or over time. A performance obligation is deemed satisfied when the control over goods or services is transferred to the customer. To determine when control is transferred at a point in time, Huntington considers indicators, including, but not limited to, the right to payment for the asset, transfer of significant risk and rewards of ownership of the asset and acceptance of the asset by the customer.

Revenue is recorded in the business segment responsible for the related product or service. Fee sharing arrangements exist to allocate portions of such revenue to other business segments involved in selling to, or providing service to, customers. Business segment results are determined based upon management's reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is designed around Huntington's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions.

Income Taxes — Income taxes are accounted for under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future book and tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates.

Any interest or penalties due for payment of income taxes are included in the provision for income taxes. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is recorded. All positive and negative evidence is reviewed when determining how much of a valuation allowance is recognized on a quarterly basis. In determining the requirements for a valuation allowance, sources of possible taxable income are evaluated including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in appropriate carryback years, and tax-planning strategies. Huntington applies a more likely than not recognition threshold for all tax uncertainties.

Share-Based Compensation — Huntington uses the fair value based method of accounting for awards of HBAN stock granted to employees under various share-based compensation plans. Share-based compensation costs are recognized prospectively for all new awards granted under these plans. Compensation expense relating to stock options is calculated using a methodology that is based on the underlying assumptions of the Black-Scholes option pricing model and is charged to expense over the requisite service period (e.g., vesting period) taking into account retirement eligibility . Compensation expense relating to restricted stock awards is based upon the fair value of the awards on the date of grant and is charged to earnings over the requisite service period (e.g., vesting period) taking into account the retirement eligibility of the award.

Stock Repurchases — Acquisitions of Huntington stock are recorded at cost.

2. ACCOUNTING STANDARDS UPDATE

Accounting standards adopted in the current period

Standard	Summary of guidance	Effects on financial Statements
ASU 2021-08-Business Combinations (Topic 805) Issued October 2021	• The amendments in this update require that an acquirer apply topic 606 to the recognition and measurement of revenue contract assets and liabilities acquired in a business combination.	• Management adopted the guidance during the second quarter 2022. • The ASU has been applied to all business combinations occurring during 2022 and will be applied prospectively to all future business combinations. • The adoption did not result in a material impact on Huntington's Consolidated Financial Statements.
ASU 2022-01- Derivatives and Hedging (Topic 815): Fair Value Hedging - Portfolio Layer Method Issued March 2022	• The amendments in this update expand the current last-of-layer method to allow for multiple hedge layers in a single closed portfolio. To reflect the expansion, the last-of-layer method has been renamed the portfolio layer method. The standard also expands the scope of the portfolio layer method to nonprepayable financial assets.	• Management early adopted the guidance during the second quarter of 2022 using the modified retrospective basis. There was no impact to Huntington's Consolidated Financial Statements as a result of the adoption. Amendments related to disclosures were applied prospectively from the initial adoption date. • Huntington did not elect to reclassify debt securities classified in the held-to-maturity category at the date of adoption to the available-for-sale category.

Accounting standards yet to be adopted

Standard	Summary of guidance	Effects on financial statements
ASU 2022-02- Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures Issued March 2022	• The amendments in this update eliminate TDR accounting for entities that have adopted Update 2016-13, while enhancing disclosure requirements for certain loan modifications when a borrower is experiencing financial difficulty. The ASU also requires disclosure of current period gross write-offs by year of origination for financing receivables and net investment in leases.	• Effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. • Adoption of the ASU will be applied prospectively, except for the portion of the standard related to the recognition and measurement of TDRs an entity may elect to use a modified retrospective transition method with a cumulative effect adjustment to retained earnings at the beginning of the period of adoption. • Huntington adopted the standard effective January 1, 2023, using the modified retrospective method the impact of the adoption on the Consolidated Financial Statements was not material.

3. BUSINESS COMBINATIONS

Capstone Partners

On June 15, 2022, Huntington acquired Capstone Partners, a leading middle market investment bank and advisory firm dedicated to servicing middle market companies throughout their full business lifecycle. The acquisition resulted in $192 million of goodwill, allocated to the Commercial segment, which approximates total consideration. The goodwill recognized is deductible for tax purposes. As of December 31, 2022, management completed its review of information relating to events or circumstances existing at the acquisition date.

TCF Financial Corporation

On June 9, 2021, Huntington closed the acquisition of TCF Financial Corporation in an all-stock transaction valued at $7.2 billion. TCF was a financial holding company headquartered in Detroit, Michigan with operations across the Midwest. The acquisition brought increased scale and market density, as well as added new markets and capabilities.

Under the terms of the agreement, TCF shareholders received 3.0028 shares of Huntington common stock for each share of TCF common stock. Holders of TCF common stock also received cash in lieu of fractional shares. In addition, each outstanding share of 5.70% Series C Non-Cumulative Perpetual Preferred Stock of TCF was converted into one share of a newly created series of preferred stock of Huntington, Series I Preferred Stock.

The acquisition of TCF constituted a business combination. We recorded the estimate of fair value based on initial valuations available at June 9, 2021, the acquisition date. The determination of estimated fair value required management to make assumptions related to discount rates, expected future cash flows, market conditions and other future events that are highly subjective in nature. As of December 31, 2021, management completed its review of information relating to events or circumstances existing at the acquisition date.

The following table provides the allocation of consideration paid for the fair value of assets acquired and liabilities and equity assumed from TCF as of June 9, 2021.

(dollar amounts in millions)	TCF	
	UPB	Fair Value
Assets acquired:		
Cash and due from banks		$ 466
Interest-bearing deposits at Federal Reserve Bank		719
Interest-bearing deposits in banks		312
Available-for-sale securities		8,900
Other securities		358
Loans held for sale		363
Loans and leases:		
Commercial:		
Commercial and industrial	$ 12,726	12,441
Commercial real estate	8,125	7,869
Lease financing	2,929	2,912
Total commercial	23,780	23,222
Consumer:		
Residential mortgage	6,267	6,273
Automobile	322	317
Home equity	2,644	2,607
RV and marine	581	570
Other consumer	179	167
Total consumer	9,993	9,934
Total loans and leases	$ 33,773	33,156
Bank owned life insurance		181
Premises and equipment		360
Core deposit intangible		92
Other intangible assets		6
Servicing rights		59
Servicing rights and other intangible assets		157
Other assets		1,441
Total assets acquired		46,413
Liabilities and equity assumed:		
Deposits		38,663
Short-term borrowings		1,306
Long-term debt		1,516
Other liabilities		1,082
Total liabilities		42,567
Non-controlling interest		22
Net assets acquired		$ 3,824
Consideration:		
Fair value of common stock issued		$ 6,998
Fair value of preferred stock exchange		185
Total consideration		7,183
Goodwill		$ 3,359

In connection with the acquisition, the Company recorded approximately $3.4 billion of goodwill. The goodwill was the result of expected synergies, operational efficiencies, and other factors. Information regarding the allocation of goodwill recorded as a result of the acquisition to the Company's reportable segments, as well as the carrying amounts and amortization of core deposit and other intangible assets, are provided in Note 8 "Goodwill and Other Intangible Assets" of the Notes to Consolidated Financial Statements.

The following is a description of the methods used to determine the fair values of significant assets and liabilities presented above.

Cash and due from banks and interest-bearing deposits in banks: The carrying amount of these assets is a reasonable estimate of fair value based on the short-term nature of these assets.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair value estimates are based on observable inputs including quoted market prices for similar instruments, quoted market prices that are not in an active market or other inputs that are observable in the market. In the absence of observable inputs, fair value is estimated based on pricing models and/or discounted cash flow methodologies.

Loans and leases: Fair values for loans and leases are based on a discounted cash flow methodology that considered factors including the type of loan and lease and related collateral, classification status, fixed or variable interest rate, term, amortization status and current discount rates. Loans and leases are grouped together according to similar characteristics when applying various valuation techniques. The discount rates used for loans and leases are based on current market rates for new originations of comparable loans and leases and include adjustments for liquidity. The discount rate does not include a factor for credit losses as that has been included as a reduction to the estimated cash flows.

CDI: This intangible asset represents the low cost of funding acquired core deposits provide relative to the Company's marginal cost of funds. The fair value was estimated based on a discounted cash flow methodology that gave appropriate consideration to expected customer attrition rates, net maintenance cost of the deposit base, alternative cost of funds, and the interest costs associated with customer deposits. The CDI is being amortized over 10 years based upon the period over which estimated economic benefits are estimated to be received.

Deposits: The fair values used for the demand and savings deposits by definition equal the amount payable on demand at the acquisition date. The fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered to the contractual interest rates on such time deposits.

Debt: The fair values of long-term debt instruments are estimated based on quoted market prices for the instrument if available, or for similar instruments if not available, or by using discounted cash flow analyses, based on current incremental borrowing rates for similar types of instruments.

Premises and equipment: The fair values of premises are based on a market approach, with Huntington obtaining third-party appraisals and broker opinions of value for land, office, and branch space.

Servicing rights: Servicing rights are valued using an option-adjusted spread valuation model to project cash flows over multiple interest rate scenarios which are then discounted at risk-adjusted rates. The model considers portfolio characteristics, prepayment rates, delinquency rates, contractually specified servicing fees, late charges, other ancillary revenue, costs to service and other economic factors.

PCD loans and leases

Purchased loans and leases that reflect a more-than-insignificant deterioration of credit from origination are considered PCD. For PCD loans and leases, the initial estimate of expected credit losses is recognized in the ALLL on the date of acquisition using the same methodology as other loans and leases held-for-investment. The following table provides a summary of loans and leases purchased as part of the TCF acquisition with credit deterioration at acquisition:

(dollar amounts in millions)	Commercial	Consumer	Total
Par value (UPB)	$ 7,931	$ 1,333	$ 9,264
ALLL at acquisition	(374)	(58)	(432)
Non-credit (discount)	(219)	(68)	(287)
Fair value	$ 7,338	$ 1,207	$ 8,545

Huntington's operating results for the years ended December 31, 2022 and December 31, 2021 include the operating results of the acquired assets and assumed liabilities of TCF Financial Corporation subsequent to the acquisition on June 9, 2021. Due to the conversions of TCF systems occurring throughout 2021, as well as other streamlining and integration of the operating activities into those of the Company, historical reporting for the former TCF operations is impracticable and thus disclosures of the revenue from the assets acquired and income before income taxes is impracticable for the period subsequent to acquisition.

The following table presents unaudited pro forma information as if the acquisition of TCF had occurred on January 1, 2020 under the "Unaudited Pro Forma" columns. The pro forma adjustments give effect to any change in interest income due to the accretion of the discount (premium) associated with the fair value adjustments to acquired loans and leases, any change in interest expense due to estimated premium amortization/discount accretion associated with the fair value adjustment to acquired interest-bearing deposits and long-term debt and the amortization of the CDI that would have resulted had the deposits been acquired as of January 1, 2020. Pro forma results include Huntington acquisition-related expenses which primarily included, but were not limited to, severance costs, professional services, data processing fees, marketing and advertising expenses totaling $701 million for the year ended December 31, 2021. Pro forma results also include adjustments for the elimination of TCF's accretion of the discount (premium) associated with the fair value adjustments to acquired loans and leases, deposits and long-term debt, elimination of TCF's intangible amortization expense, and related income tax effects. The pro forma information does not necessarily reflect the results of operations that would have occurred had Huntington acquired TCF on January 1, 2020. Furthermore, cost savings and other business synergies related to the acquisition are not reflected in the pro forma amounts.

	Unaudited Pro Forma for Year Ended December 31,	
(dollar amounts in millions)	2021	2020
Net interest income	$ 4,713	$ 4,774
Noninterest income	2,112	2,127
Net income attributable to Huntington Bancshares Inc	1,624	834

4. INVESTMENT SECURITIES AND OTHER SECURITIES

Debt securities purchased in which Huntington has the intent and ability to hold to their maturity are classified as held-to-maturity securities. All other debt and equity securities are classified as either available-for-sale or other securities. The following tables provide amortized cost, fair value, and gross unrealized gains and losses by investment category.

| | | Unrealized | | |
| | Amortized | Gross | Gross | |
(dollar amounts in millions)	Cost (1)(2)	Gains	Losses	Fair Value
At December 31, 2022				
Available-for-sale securities:				
U.S. Treasury	$ 103	$ —	$ —	$ 103
Federal agencies:				
Residential CMO	3,336	—	(422)	2,914
Residential MBS	14,349	4	(2,090)	12,263
Commercial MBS	2,565	—	(612)	1,953
Other agencies	190	1	(9)	182
Total U.S. Treasury, federal agency, and other agency securities	20,543	5	(3,133)	17,415
Municipal securities	3,527	1	(238)	3,290
Private-label CMO	146	—	(18)	128
Asset-backed securities	416	—	(44)	372
Corporate debt	2,467	132	(385)	2,214
Other securities/Sovereign debt	4	—	—	4
Total available-for-sale securities	$ 27,103	$ 138	$ (3,818)	$ 23,423
Held-to-maturity securities:				
Federal agencies:				
Residential CMO	$ 4,970	$ 4	$ (714)	$ 4,260
Residential MBS	10,295	—	(1,375)	8,920
Commercial MBS	1,652	—	(204)	1,448
Other agencies	133	—	(9)	124
Total federal agency and other agency securities	17,050	4	(2,302)	14,752
Municipal securities	2	—	—	2
Total held-to-maturity securities	$ 17,052	$ 4	$ (2,302)	$ 14,754
Other securities, at cost:				
Non-marketable equity securities:				
Federal Home Loan Bank stock	$ 312	$ —	$ —	$ 312
Federal Reserve Bank stock	500	—	—	500
Equity securities	10	—	—	10
Other securities, at fair value				
Mutual funds	31	—	—	31
Equity securities	1	—	—	1
Total other securities	$ 854	$ —	$ —	$ 854

(1) Amortized cost amounts exclude accrued interest receivable, which is recorded within accrued income and other receivables on the Consolidated Balance Sheets. At December 31, 2022, accrued interest receivable on available-for-sale securities and held-to-maturity securities totaled $64 million and $39 million, respectively.

(2) Excluded from the amortized cost are portfolio level basis adjustments for securities designated in fair value hedges under the portfolio layer method. The basis adjustments totaled $849 million and represent a reduction to the amortized cost of the securities being hedged. The securities being hedged under the portfolio layer method are primarily Residential CMO and Residential MBS securities.

(dollar amounts in millions)	Amortized Cost (1)	Unrealized		Fair Value
		Gross Gains	Gross Losses	
At December 31, 2021				
Available-for-sale securities:				
U.S. Treasury	$ 5	$ —	$ —	$ 5
Federal agencies:				
Residential CMO	4,649	40	(40)	4,649
Residential MBS	15,533	135	(160)	15,508
Commercial MBS	1,896	7	(38)	1,865
Other agencies	248	1	(1)	248
Total U.S. Treasury, federal agency, and other agency securities	22,331	183	(239)	22,275
Municipal securities	3,497	62	(33)	3,526
Private-label CMO	106	1	(1)	106
Asset-backed securities	385	1	(4)	382
Corporate debt	2,183	22	(38)	2,167
Other securities/Sovereign debt	4	—	—	4
Total available-for-sale securities	$ 28,506	$ 269	$ (315)	$ 28,460
Held-to-maturity securities:				
Federal agencies:				
Residential CMO	$ 2,602	$ 35	$ (20)	$ 2,617
Residential MBS	7,475	41	(59)	7,457
Commercial MBS	2,175	45	(5)	2,215
Other agencies	193	5	—	198
Total federal agency and other agency securities	12,445	126	(84)	12,487
Municipal securities	2	—	—	2
Total held-to-maturity securities	$ 12,447	$ 126	$ (84)	$ 12,489
Other securities, at cost:				
Non-marketable equity securities:				
Federal Home Loan Bank stock	$ 52	$ —	$ —	$ 52
Federal Reserve Bank stock	512	—	—	512
Equity securities	12	—	—	12
Other securities, at fair value				
Mutual funds	65	—	—	65
Equity securities	6	1	—	7
Total other securities	$ 647	$ 1	$ —	$ 648

(1) Amortized cost amounts exclude accrued interest receivable, which is recorded within accrued income and other receivables on the Consolidated Balance Sheets. At December 31, 2021, accrued interest receivable on available-for-sale securities and held-to-maturity securities totaled $62 million and $26 million, respectively.

The following table provides the amortized cost and fair value of securities by contractual maturity. Expected maturities may differ from contractual maturities as issuers may have the right to call or prepay obligations with or without incurring penalties.

| | | At December 31, | | |
| | 2022 | | 2021 | |
(dollar amounts in millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale securities:				
Under 1 year	$ 518	$ 511	$ 377	$ 374
After 1 year through 5 years	2,182	2,033	1,888	1,880
After 5 years through 10 years	3,106	2,814	3,166	3,180
After 10 years	21,297	18,065	23,075	23,026
Total available-for-sale securities	$ 27,103	$ 23,423	$ 28,506	$ 28,460
Held-to-maturity securities:				
Under 1 year	$ —	$ —	$ 2	$ 2
After 1 year through 5 years	72	68	162	164
After 5 years through 10 years	71	66	44	45
After 10 years	16,909	14,620	12,239	12,278
Total held-to-maturity securities	$ 17,052	$ 14,754	$ 12,447	$ 12,489

The following tables provide detail on investment securities with unrealized losses aggregated by investment category and the length of time the individual securities have been in a continuous loss position.

| | Less than 12 Months | | Over 12 Months | | Total | |
(dollar amounts in millions)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
At December 31, 2022						
Available-for-sale securities:						
Federal agencies:						
Residential CMO	$ 2,096	$ (224)	$ 818	$ (198)	$ 2,914	$ (422)
Residential MBS	2,455	(286)	9,490	(1,804)	11,945	(2,090)
Commercial MBS	1,090	(249)	863	(363)	1,953	(612)
Other agencies	40	(1)	56	(8)	96	(9)
Total federal agency and other agency securities	5,681	(760)	11,227	(2,373)	16,908	(3,133)
Municipal securities	2,298	(174)	807	(64)	3,105	(238)
Private-label CMO	64	(13)	43	(5)	107	(18)
Asset-backed securities	174	(10)	199	(34)	373	(44)
Corporate debt	727	(105)	1,487	(280)	2,214	(385)
Total temporarily impaired available-for-sale securities	$ 8,944	$ (1,062)	$ 13,763	$ (2,756)	$ 22,707	$ (3,818)
Held-to-maturity securities:						
Federal agencies:						
Residential CMO	$ 1,702	$ (238)	$ 2,283	$ (476)	$ 3,985	$ (714)
Residential MBS	4,151	(462)	4,711	(913)	8,862	(1,375)
Commercial MBS	1,201	(154)	247	(50)	1,448	(204)
Other agencies	124	(9)	—	—	124	(9)
Total federal agency and other agency securities	7,178	(863)	7,241	(1,439)	14,419	(2,302)
Total temporarily impaired held-to-maturity securities	$ 7,178	$ (863)	$ 7,241	$ (1,439)	$ 14,419	$ (2,302)

(dollar amounts in millions)	Less than 12 Months		Over 12 Months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
At December 31, 2021						
Available-for-sale securities:						
Federal agencies:						
Residential CMO	$ 2,925	$ (40)	$ —	$ —	$ 2,925	$ (40)
Residential MBS	13,491	(160)	—	—	13,491	(160)
Commercial MBS	1,251	(38)	—	—	1,251	(38)
Other agencies	140	(1)	—	—	140	(1)
Total federal agency and other agency securities	17,807	(239)	—	—	17,807	(239)
Municipal securities	859	(22)	319	(11)	1,178	(33)
Private-label CMO	78	(1)	—	—	78	(1)
Asset-backed securities	237	(4)	—	—	237	(4)
Corporate debt	1,766	(38)	—	—	1,766	(38)
Total temporarily impaired available-for-sale securities	$ 20,747	$ (304)	$ 319	$ (11)	$ 21,066	$ (315)
Held-to-maturity securities:						
Federal agencies:						
Residential CMO	$ 1,453	$ (20)	$ —	$ —	$ 1,453	$ (20)
Residential MBS	5,837	(59)	—	—	5,837	(59)
Commercial MBS	318	(5)	—	—	318	(5)
Total federal agency and other agency securities	7,608	(84)	—	—	7,608	(84)
Total temporarily impaired held-to-maturity securities	$ 7,608	$ (84)	$ —	$ —	$ 7,608	$ (84)

During 2022 and 2021, Huntington transferred $4.2 billion and $3.0 billion, respectively, of securities from the AFS portfolio to the HTM portfolio. At the time of the transfers, AOCI included $58 million of net unrealized losses and $2 million of unrealized gains, respectively, attributed to these securities. The gain or loss will be amortized into interest income over the remaining life of the securities.

At December 31, 2022 and December 31, 2021, the carrying value of investment securities pledged to secure public and trust deposits, trading account liabilities, U.S. Treasury demand notes, security repurchase agreements and to support borrowing capacity totaled $26.9 billion and $21.7 billion, respectively. There were no securities of a single issuer, which were not governmental or government-sponsored, that exceeded 10% of shareholders' equity at either December 31, 2022 or December 31, 2021. At December 31, 2022, all HTM debt securities are considered AAA rated. In addition, there were no HTM debt securities considered past due at December 31, 2022.

Based on an evaluation of available information including security type, counterparty credit quality, past events, current conditions, and reasonable and supportable forecasts that are relevant to collectability of cash flows, as of December 31, 2022, Huntington has concluded that except for one municipal bond classified as an AFS debt security for which a charge-off of $4 million was recognized during 2022, it expects to receive all contractual cash flows from each security held in its AFS and HTM debt securities portfolio. There was no allowance related to securities as of December 31, 2022 or December 31, 2021.

5. LOANS AND LEASES

The following table provides a detailed listing of Huntington's loan and lease portfolio.

	At December 31,	
(dollar amounts in millions)	2022	2021
Commercial loan and lease portfolio:		
Commercial and industrial	$ 45,127	$ 41,688
Commercial real estate	16,634	14,961
Lease financing	5,252	5,000
Total commercial loan and lease portfolio	67,013	61,649
Consumer loan portfolio:		
Residential mortgage	22,226	19,256
Automobile	13,154	13,434
Home equity	10,375	10,550
RV and marine	5,376	5,058
Other consumer	1,379	1,320
Total consumer loan portfolio	52,510	49,618
Total loans and leases (1)(2)	119,523	111,267
Allowance for loan and lease losses	(2,121)	(2,030)
Net loans and leases	$ 117,402	$ 109,237

(1) Loans and leases are reported at principal amount outstanding including unamortized purchase premiums and discounts, unearned income, and net direct fees and costs associated with originating and acquiring loans and leases. The aggregate amount of these loan and lease adjustments was a net premium (discount) of $3 million and $(111) million at December 31, 2022 and 2021, respectively.

(2) The total amount of accrued interest recorded for these loans and leases at December 31, 2022, was $274 million and $186 million of commercial and consumer loan and lease portfolios, respectively, and at December 31, 2021, was $148 million and $150 million of commercial and consumer loan and lease portfolios, respectively. Accrued interest is presented in accrued income and other receivables within the Condensed Consolidated Balance Sheets.

Lease Financing

The following table presents net investments in lease financing receivables by category.

	At December 31,	
(dollar amounts in millions)	2022	2021
Lease payments receivable	$ 4,916	$ 4,620
Estimated residual value of leased assets	788	774
Gross investment in lease financing receivables	5,704	5,394
Deferred origination costs	46	36
Deferred fees, unearned income and other	(498)	(430)
Total lease financing receivables	$ 5,252	$ 5,000

The carrying value of residual values guaranteed was $466 million and $473 million as of December 31, 2022 and December 31, 2021, respectively. The future lease rental payments due from customers on sales-type and direct financing leases at December 31, 2022, totaled $4.9 billion and were due as follows: $834 million in 2023, $781 million in 2024, $749 million in 2025, $725 million in 2026, $730 million in 2027, and $1.1 billion thereafter. Interest income recognized for these types of leases was $249 million, $193 million, and $106 million for the years 2022, 2021, and 2020, respectively.

Nonaccrual and Past Due Loans and Leases

The following table presents NALs by class.

(dollar amounts in millions)	At December 31, 2022		At December 31, 2021	
	Nonaccrual loans with no ACL	Total nonaccrual loans	Nonaccrual loans with no ACL	Total nonaccrual loans
Commercial and industrial	$ 49	$ 288	$ 81	$ 370
Commercial real estate	63	92	80	104
Lease financing	—	18	3	48
Residential mortgage	—	90	—	111
Automobile	—	4	—	3
Home Equity	—	76	—	79
RV and marine	—	1	—	1
Total nonaccrual loans and leases	$ 112	$ 569	$ 164	$ 716

The total amount of interest recorded to interest income for NAL loans was $23 million, $10 million, and $6 million in 2022, 2021, and 2020, respectively.

The following tables present an aging analysis of loans and leases, by class.

	At December 31, 2022								
	Past Due (1)					Loans Accounted for Under FVO	Total Loans and Leases	90 or more days past due and accruing	
(dollar amounts in millions)	30-59 Days	60-89 Days	90 or more days	Total	Current				
Commercial and industrial	$ 53	$ 19	$ 108	$ 180	$ 44,947	$ —	$ 45,127	$ 23	(2)
Commercial real estate	2	1	9	12	16,622	—	16,634	—	
Lease financing	36	18	10	64	5,188	—	5,252	9	(3)
Residential mortgage	246	69	199	514	21,528	184	22,226	146	(4)
Automobile	88	20	11	119	13,035	—	13,154	9	
Home equity	56	30	66	152	10,222	1	10,375	15	
RV and marine	15	5	3	23	5,353	—	5,376	3	
Other consumer	13	3	3	19	1,360	—	1,379	2	
Total loans and leases	$ 509	$ 165	$ 409	$ 1,083	$ 118,255	$ 185	$ 119,523	$ 207	

	At December 31, 2021								
	Past Due (1)					Loans Accounted for Under FVO	Total Loans and Leases	90 or more days past due and accruing	
(dollar amounts in millions)	30-59 Days	60-89 Days	90 or more days	Total	Current				
Commercial and industrial	$ 72	$ 69	$ 107	$ 248	$ 41,440	$ —	$ 41,688	$ 13	(2)
Commercial real estate	9	1	9	19	14,942	—	14,961	—	
Lease financing	39	13	17	69	4,931	—	5,000	11	(3)
Residential mortgage	151	49	233	433	18,653	170	19,256	157	(4)
Automobile	79	18	8	105	13,329	—	13,434	6	
Home equity	48	35	76	159	10,390	1	10,550	17	
RV and marine	14	4	3	21	5,037	—	5,058	3	
Other consumer	13	2	3	18	1,302	—	1,320	3	
Total loans and leases	$ 425	$ 191	$ 456	$ 1,072	$ 110,024	$ 171	$ 111,267	$ 210	

(1) NALs are included in this aging analysis based on the loan's past due status.
(2) Amounts include PPP and other SBA loans and leases.
(3) Amounts include Huntington Technology Finance administrative lease delinquencies.
(4) Amounts include mortgage loans insured by U.S. government agencies.

Credit Quality Indicators

To facilitate the monitoring of credit quality for commercial loans, and for purposes of determining an appropriate ACL level for these loans, Huntington utilizes the following internally defined categories of credit grades:

- *Pass* - Higher quality loans that do not fit any of the other categories described below.

- *OLEM* - The credit risk may be relatively minor yet represents a risk given certain specific circumstances. If the potential weaknesses are not monitored or mitigated, the loan may weaken or the collateral may be inadequate to protect Huntington's position in the future. For these reasons, Huntington considers the loans to be potential problem loans.

- *Substandard* - Inadequately protected loans resulting from the borrower's ability to repay, equity, and/or the collateral pledged to secure the loan. These loans have identified weaknesses that could hinder normal repayment or collection of the debt. It is likely Huntington will sustain some loss if any identified weaknesses are not mitigated.

- *Doubtful* - Loans that have all of the weaknesses inherent in those loans classified as Substandard, with the added elements of the full collection of the loan is improbable and that the possibility of loss is high.

Loans are generally assigned a category of *"Pass"* rating upon initial approval and subsequently updated as appropriate based on the borrower's financial performance.

Commercial loans categorized as OLEM, Substandard, or Doubtful are considered Criticized loans. Commercial loans categorized as Substandard or Doubtful are both considered Classified loans.

For all classes within the consumer loan portfolios, borrower credit bureau scores are monitored as an indicator of credit quality. A credit bureau score is a credit score developed by FICO based on data provided by the credit bureaus. The credit bureau score is widely accepted as the standard measure of consumer credit risk used by lenders, regulators, rating agencies, and consumers. The higher the credit bureau score, the higher likelihood of repayment and therefore, an indicator of higher credit quality.

Huntington assesses the risk in the loan portfolio by utilizing numerous risk characteristics. The classifications described above, and also presented in the table below, represent one of those characteristics that are closely monitored in the overall credit risk management processes.

The following tables present the amortized cost basis of loans and leases by vintage and credit quality indicator.

	At December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Revolver Total at Amortized Cost Basis	Revolver Total Converted to Term Loans	Total
(dollar amounts in millions)	2022	2021	2020	2019	2018	Prior			
Commercial and industrial									
Credit Quality Indicator (1):									
Pass	$ 16,480	$ 6,597	$ 3,279	$ 2,040	$ 1,068	$ 1,163	$ 12,077	$ 3	$ 42,707
OLEM	108	139	72	21	49	26	112	—	527
Substandard	364	181	189	212	141	255	550	—	1,892
Doubtful	—	—	—	—	—	1	—	—	1
Total Commercial and industrial	$ 16,952	$ 6,917	$ 3,540	$ 2,273	$ 1,258	$ 1,445	$ 12,739	$ 3	$ 45,127
Commercial real estate									
Credit Quality Indicator (1):									
Pass	$ 5,634	$ 3,260	$ 1,616	$ 1,728	$ 917	$ 1,044	$ 1,502	$ —	$ 15,701
OLEM	61	53	1	43	6	9	—	—	173
Substandard	235	118	105	75	85	140	2	—	760
Total Commercial real estate	$ 5,930	$ 3,431	$ 1,722	$ 1,846	$ 1,008	$ 1,193	$ 1,504	$ —	$ 16,634
Lease financing									
Credit Quality Indicator (1):									
Pass	$ 1,930	$ 1,291	$ 952	$ 447	$ 186	$ 143	$ —	$ —	$ 4,949
OLEM	32	9	15	18	6	3	—	—	83
Substandard	65	37	74	24	9	11	—	—	220
Total Lease financing	$ 2,027	$ 1,337	$ 1,041	$ 489	$ 201	$ 157	$ —	$ —	$ 5,252
Residential mortgage									
Credit Quality Indicator (2):									
750+	$ 3,666	$ 6,274	$ 3,566	$ 846	$ 469	$ 2,070	$ —	$ —	$ 16,891
650-749	1,394	1,172	617	211	137	777	—	—	4,308
<650	49	68	61	95	90	480	—	—	843
Total Residential mortgage	$ 5,109	$ 7,514	$ 4,244	$ 1,152	$ 696	$ 3,327	$ —	$ —	$ 22,042
Automobile									
Credit Quality Indicator (2):									
750+	$ 2,770	$ 2,212	$ 1,243	$ 777	$ 289	$ 98	$ —	$ —	$ 7,389
650-749	1,944	1,508	683	367	162	52	—	—	4,716
<650	307	352	173	115	67	35	—	—	1,049
Total Automobile	$ 5,021	$ 4,072	$ 2,099	$ 1,259	$ 518	$ 185	$ —	$ —	$ 13,154
Home Equity									
Credit Quality Indicator (2):									
750+	$ 463	$ 573	$ 611	$ 23	$ 20	$ 301	$ 4,787	$ 252	$ 7,030
650-749	131	88	68	9	8	122	2,129	261	2,816
<650	3	3	3	2	2	51	335	129	528
Total Home equity	$ 597	$ 664	$ 682	$ 34	$ 30	$ 474	$ 7,251	$ 642	$ 10,374
RV and marine									
Credit Quality Indicator (2):									
750+	$ 1,148	$ 1,031	$ 731	$ 361	$ 354	$ 438	$ —	$ —	$ 4,063
650-749	290	315	200	118	113	169	—	—	1,205
<650	5	18	15	17	17	36	—	—	108
Total RV and marine	$ 1,443	$ 1,364	$ 946	$ 496	$ 484	$ 643	$ —	$ —	$ 5,376
Other consumer									
Credit Quality Indicator (2):									
750+	$ 207	$ 64	$ 35	$ 34	$ 13	$ 52	$ 393	$ 3	$ 801
650-749	71	30	12	15	4	14	355	16	517
<650	3	3	2	3	1	2	33	14	61
Total Other consumer	$ 281	$ 97	$ 49	$ 52	$ 18	$ 68	$ 781	$ 33	$ 1,379

	At December 31, 2021								
	Term Loans Amortized Cost Basis by Origination Year								
(dollar amounts in millions)	2021	2020	2019	2018	2017	Prior	Revolver Total at Amortized Cost Basis	Revolver Total Converted to Term Loans	Total
Commercial and industrial									
Credit Quality Indicator (1):									
Pass	$ 15,435	$ 5,677	$ 3,682	$ 1,983	$ 1,080	$ 1,134	$ 9,945	$ 3	$ 38,939
OLEM	183	178	87	83	38	73	166	—	808
Substandard	336	203	344	206	125	167	552	—	1,933
Doubtful	5	1	1	1	—	—	—	—	8
Total Commercial and industrial	$ 15,959	$ 6,059	$ 4,114	$ 2,273	$ 1,243	$ 1,374	$ 10,663	$ 3	$ 41,688
Commercial real estate									
Credit Quality Indicator (1):									
Pass	$ 4,144	$ 2,367	$ 2,593	$ 1,456	$ 761	$ 1,124	$ 798	$ —	$ 13,243
OLEM	76	48	42	83	73	19	—	—	341
Substandard	224	362	448	115	151	46	30	—	1,376
Doubtful	—	—	—	1	—	—	—	—	1
Total Commercial real estate	$ 4,444	$ 2,777	$ 3,083	$ 1,655	$ 985	$ 1,189	$ 828	$ —	$ 14,961
Lease financing									
Credit Quality Indicator (1):									
Pass	$ 1,851	$ 1,441	$ 809	$ 417	$ 226	$ 131	$ —	$ —	$ 4,875
OLEM	8	32	12	4	2	—	—	—	58
Substandard	6	23	19	2	9	8	—	—	67
Total Lease financing	$ 1,865	$ 1,496	$ 840	$ 423	$ 237	$ 139	$ —	$ —	$ 5,000
Residential mortgage									
Credit Quality Indicator (2):									
750+	$ 5,532	$ 3,857	$ 978	$ 554	$ 687	$ 1,704	$ —	$ —	$ 13,312
650-749	1,862	993	409	269	254	1,028	—	—	4,815
<650	48	56	104	120	99	532	—	—	959
Total Residential mortgage	$ 7,442	$ 4,906	$ 1,491	$ 943	$ 1,040	$ 3,264	$ —	$ —	$ 19,086
Automobile									
Credit Quality Indicator (2):									
750+	$ 2,993	$ 1,927	$ 1,381	$ 666	$ 345	$ 129	$ —	$ —	$ 7,441
650-749	2,393	1,237	736	380	168	55	—	—	4,969
<650	380	234	178	128	70	34	—	—	1,024
Total Automobile	$ 5,766	$ 3,398	$ 2,295	$ 1,174	$ 583	$ 218	$ —	$ —	$ 13,434
Home equity									
Credit Quality Indicator (2):									
750+	$ 645	$ 701	$ 32	$ 31	$ 34	$ 387	$ 4,772	$ 272	$ 6,874
650-749	129	94	15	13	13	161	2,324	324	3,073
<650	3	2	2	1	1	67	361	165	602
Total Home equity	$ 777	$ 797	$ 49	$ 45	$ 48	$ 615	$ 7,457	$ 761	$ 10,549
RV and marine									
Credit Quality Indicator (2):									
750+	$ 1,257	$ 933	$ 470	$ 468	$ 268	$ 319	$ —	$ —	$ 3,715
650-749	393	273	171	157	106	150	—	—	1,250
<650	6	11	13	18	18	27	—	—	93
Total RV and marine	$ 1,656	$ 1,217	$ 654	$ 643	$ 392	$ 496	$ —	$ —	$ 5,058
Other consumer									
Credit Quality Indicator (2):									
750+	$ 211	$ 34	$ 50	$ 13	$ 10	$ 27	$ 326	$ 3	$ 674
650-749	88	52	50	23	17	41	295	24	590
<650	2	2	5	2	—	1	27	17	56
Total Other consumer	$ 301	$ 88	$ 105	$ 38	$ 27	$ 69	$ 648	$ 44	$ 1,320

(1) Consistent with the credit quality disclosures, indicators for the Commercial portfolio are based on internally defined categories of credit grades which are generally refreshed at least semi-annually.
(2) Consistent with the credit quality disclosures, indicators for the Consumer portfolio are based on updated customer credit scores refreshed at least quarterly.

TDR Loans

TDR Concession Types

The Company's standards relating to loan modifications consider, among other factors, minimum verified income requirements, cash flow analyses, and collateral valuations. Each potential loan modification is reviewed individually and the terms of the loan are modified to meet a borrower's specific circumstances at a point in time. All commercial TDRs are reviewed and approved by our FRG.

Following is a description of TDRs by the different loan types:

Commercial loan TDRs – Our strategy involving commercial TDR borrowers includes working with these borrowers to allow them to refinance elsewhere, as well as allow them time to improve their financial position and remain a Huntington customer through refinancing their notes according to market terms and conditions in the future. A subsequent refinancing or modification of a loan may occur when either the loan matures according to the terms of the TDR-modified agreement, or the borrower requests a change to the loan agreements. At that time, the loan is evaluated to determine if the borrower is creditworthy. It is subjected to the normal underwriting standards and processes for other similar credit extensions, both new and existing. The refinanced note is evaluated to determine if it is considered a new loan or a continuation of the prior loan.

Consumer loan TDRs – Residential mortgage TDRs represent loan modifications associated with traditional first-lien mortgage loans in which a concession has been provided to the borrower. The primary concessions given to residential mortgage borrowers are amortization, maturity date, and interest rate concessions. Residential mortgages identified as TDRs involve borrowers unable to refinance their mortgages through the Company's normal mortgage origination channels or through other independent sources. Some, but not all, of the loans may be delinquent. The Company may make similar interest rate, term, and principal concessions for Automobile, Home Equity, RV and Marine, and Other Consumer loan TDRs.

TDR Impact on Credit Quality

Huntington's ALLL is influenced by loan level characteristics that inform the assessed propensity to default. As such, the provision for credit losses is impacted primarily by changes in such loan level characteristics, such as payment performance, rather than the TDR classification. TDRs can be classified as either accrual or nonaccrual loans. Nonaccrual TDRs are included in NALs whereas accruing TDRs are excluded from NALs as it is probable that all contractual principal and interest due under the restructured terms will be collected.

The Company's TDRs may include multiple concessions and the disclosure classifications are presented based on the primary concession provided to the borrower.

The following table presents, by class and modification type, the number of contracts, post-modification outstanding balance, and the financial effects of the modification.

(dollar amounts in millions)	Number of Contracts	New Troubled Debt Restructurings (1)				
		Post-modification Outstanding Recorded Investment (2)				
		Interest rate concession	Amortization or maturity date concession	Chapter 7 bankruptcy	Other	Total
Year Ended December 31, 2022						
Commercial and industrial	313	$ 92	$ 62	$ —	$ 15	$ 169
Commercial real estate	26	62	27	—	—	89
Residential mortgage	806	—	109	5	—	114
Automobile	2,368	—	17	3	—	20
Home equity	228	—	8	4	—	12
RV and marine	137	—	2	1	—	3
Other consumer	127	—	—	—	1	1
Total new TDRs	4,005	$ 154	$ 225	$ 13	$ 16	$ 408
Year Ended December 31, 2021						
Commercial and industrial	76	$ 29	$ 25	$ —	$ —	$ 54
Commercial real estate	5	—	—	—	—	—
Residential mortgage	320	—	39	6	—	45
Automobile	2,442	—	16	4	—	20
Home equity	214	—	4	7	—	11
RV and marine	138	1	2	1	—	4
Other consumer	270	—	—	—	1	1
Total new TDRs	3,465	$ 30	$ 86	$ 18	$ 1	$ 135

(1) TDRs may include multiple concessions and the disclosure classifications are based on the primary concession provided to the borrower.
(2) Post-modification balances approximate pre-modification balances.

Pledged Loans

The Bank has access to the Federal Reserve's discount window and advances from the FHLB. As of December 31, 2022 and 2021, these borrowings and advances are secured by $70.9 billion and $61.1 billion, respectively, of loans.

6. ALLOWANCE FOR CREDIT LOSSES

The following table presents ACL activity by portfolio segment.

(dollar amounts in millions)		Commercial		Consumer		Total
Year ended December 31, 2022:						
ALLL balance, beginning of period	$	1,462	$	568	$	2,030
Loan and lease charge-offs		(129)		(184)		(313)
Recoveries of loans and leases previously charged-off		114		78		192
Provision (benefit) for loan and lease losses		(23)		235		212
ALLL balance, end of period	$	1,424	$	697	$	2,121
AULC balance, beginning of period	$	41	$	36	$	77
Provision for unfunded lending commitments		30		43		73
AULC balance, end of period	$	71	$	79	$	150
ACL balance, end of period	$	1,495	$	776	$	2,271
Year ended December 31, 2021:						
ALLL balance, beginning of period	$	1,236	$	578	$	1,814
Loan and lease charge-offs		(243)		(139)		(382)
Recoveries of loans and leases previously charged-off		83		84		167
Provision (benefit) for loan and lease losses		12		(13)		(1)
Allowance on PCD loans and leases at acquisition		374		58		432
ALLL balance, end of period	$	1,462	$	568	$	2,030
AULC balance, beginning of period	$	34	$	18	$	52
Provision for unfunded lending commitments		8		18		26
Unfunded lending commitment losses		(1)		—		(1)
AULC balance, end of period	$	41	$	36	$	77
ACL balance, end of period	$	1,503	$	604	$	2,107
Year ended December 31, 2020:						
ALLL balance, beginning of period	$	552	$	231	$	783
Cumulative-effect of change in accounting principle for financial instruments - credit losses (1)		180		211		391
Loan and lease charge-offs		(374)		(166)		(540)
Recoveries of loans and leases previously charged-off		32		59		91
Provision for loan and lease losses		846		243		1,089
ALLL balance, end of period	$	1,236	$	578	$	1,814
AULC balance, beginning of period	$	102	$	2	$	104
Cumulative-effect of change in accounting principle for financial instruments - credit losses (1)		(38)		40		2
Provision (benefit) for unfunded lending commitments		(17)		(24)		(41)
Unfunded lending commitment losses		(13)		—		(13)
AULC balance, end of period	$	34	$	18	$	52
ACL balance, end of period	$	1,270	$	596	$	1,866

(1) Relates to day one impact of the CECL adjustment as a result of the implementation of ASU 2016-13.

At December 31, 2022, the ACL was $2.3 billion, an increase of $164 million from the December 31, 2021 balance of $2.1 billion. The increase was primarily driven by loan and lease growth of $8.3 billion, but also recognizes the increased near-term recessionary risks at the end of 2022.

The Commercial ACL was $1.5 billion at both December 31, 2022 and December 31, 2021. The impacts of strong commercial loan and lease growth of $5.4 billion and a generally more pessimistic economic forecast were offset by reductions in qualitative reserves related to the CRE portfolio as more clarity with respect to COVID-related impacts emerged throughout 2022.

The Consumer ACL balance was $776 million at December 31, 2022, an increase of $172 million from the December 31, 2021 balance of $604 million. The increase is attributable to a combination of strong consumer loan growth over the course of 2022 of $2.9 billion, while also reflecting a deterioration in the economic forecast resulting in increased near-term recessionary risks for the consumer portfolio.

The baseline economic scenario used in the December 31, 2022 ACL determination included the Federal Funds Rate projected to peak at approximately 4.6% in the second quarter of 2023 as the Federal Reserve continues to address the elevated inflation levels. As a result, inflation is expected to drop from an average of 8.1% in 2022 to an average of 2.4% by 2024. However, slowing economic growth is anticipated in the short term and unemployment is expected to gradually increase to a projected level of 4.1% by Q4 2023. It is also expected that consumers will continue to experience increased payment stress due to the interest rate increases, some of which is reflected in a deterioration in the projected HPI forecast. As a result of all these factors, there is an increased risk of a near-term recession in 2023.

Economic scenarios included elevated levels of economic uncertainty associated with geopolitical instability, high inflation readings, the U.S labor market and the expected path of interest rate increases by the Federal Reserve. Given the uncertainty associated with key economic scenario assumptions, the December 31, 2022 ACL included a general reserve that consists of various risk profile components to address uncertainty not measured within the quantitative transaction reserve.

7. MORTGAGE LOAN SALES AND SERVICING RIGHTS

Residential Mortgage Portfolio

The following table summarizes activity relating to residential mortgage loans sold with servicing retained.

	Year Ended December 31,		
(dollar amounts in millions)	2022	2021	2020
Residential mortgage loans sold with servicing retained	$ 5,686	$ 9,702	$ 8,436
Pretax gains resulting from above loan sales (1)	137	356	311

(1) Recorded in mortgage banking income.

The following table summarizes the changes in MSRs recorded using the fair value method:

	Year Ended December 31,	
(dollar amounts in millions)	2022	2021
Fair value, beginning of period	$ 351	$ 210
Servicing assets obtained in acquisition	—	59
New servicing assets created	85	135
Change in fair value during the period due to:		
Time decay (1)	(22)	(15)
Payoffs (2)	(34)	(65)
Changes in valuation inputs or assumptions (3)	114	27
Fair value, end of period	$ 494	$ 351

(1) Represents decrease in value due to passage of time, including the impact from both regularly scheduled principal payments and partial loan paydowns.
(2) Represents decrease in value associated with loans that paid off during the period.
(3) Represents change in value resulting primarily from market-driven changes in interest rates.

MSRs do not trade in an active, open market with readily observable prices. Therefore, the fair value of MSRs is estimated using a discounted future cash flow model. Changes in the assumptions used may have a significant impact on the valuation of MSRs. MSR values are sensitive to movement in interest rates as expected future net servicing income depends on the projected outstanding principal balances of the underlying loans, which are impacted by the level of prepayments.

The following table summarizes the key assumptions and the sensitivity of the MSR value to changes in these assumptions.

	At December 31, 2022				At December 31, 2021		
		Decline in fair value due to				Decline in fair value due to	
(dollar amounts in millions)	Actual	10% adverse change	20% adverse change		Actual	10% adverse change	20% adverse change
Constant prepayment rate (annualized)	7.05 %	$ (13)	$ (25)		12.28 %	$ (17)	$ (32)
Spread over forward interest rate swap rates	578 bps	(12)	(22)		466 bps	(7)	(13)

Total servicing, late and other ancillary fees included in mortgage banking income was $91 million, $79 million, and $64 million for the years ended December 31, 2022, 2021, and 2020, respectively. The unpaid principal balance of residential mortgage loans serviced for third parties was $32.4 billion, $31.0 billion, and $23.5 billion at December 31, 2022, 2021, and 2020, respectively.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Business segments are based on segment leadership structure, which reflects how segment performance is monitored and assessed. We have four major business segments: Consumer and Business Banking, Commercial Banking, Vehicle Finance, and Regional Banking and The Huntington Private Client Group (RBHPCG). The Treasury / Other function includes technology and operations, other unallocated assets, liabilities, revenue, and expense.

A rollforward of goodwill by business segment for which goodwill is allocated is presented in the table below. No goodwill impairment was recorded in 2022 or 2021.

(dollar amounts in millions)	Consumer & Business Banking	Commercial Banking	RBHPCG	Huntington Consolidated
Balance, January 1, 2020	$ 1,393	$ 427	$ 170	$ 1,990
TCF acquisition	2,026	1,272	61	3,359
Balance, December 31, 2021	3,419	1,699	231	5,349
Acquisitions	—	222	—	222
Balance, December 31, 2022	$ 3,419	$ 1,921	$ 231	$ 5,571

For additional information on the acquisitions, refer to Note 3 "Business Combinations."

Huntington's other intangible assets consisted of the following:

(dollar amounts in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
At December 31, 2022			
Core deposit intangible	$ 385	$ (216)	$ 169
Customer relationship	107	(81)	26
Total other intangible assets	$ 492	$ (297)	$ 195
At December 31, 2021			
Core deposit intangible	$ 389	$ (175)	$ 214
Customer relationship	108	(80)	28
Total other intangible assets	$ 497	$ (255)	$ 242

The estimated amortization expense of other intangible assets for the next five years is as follows:

(dollar amounts in millions)	Amortization Expense
2023	$ 51
2024	47
2025	44
2026	29
2027	10

9. PREMISES AND EQUIPMENT

Premises and equipment were comprised of the following:

(dollar amounts in millions)	At December 31, 2022	At December 31, 2021
Land and land improvements	$ 337	$ 335
Buildings	776	807
Leasehold improvements	269	219
Equipment	896	852
Total premises and equipment	2,278	2,213
Less accumulated depreciation and amortization	(1,122)	(1,049)
Net premises and equipment	$ 1,156	$ 1,164

Depreciation and amortization charged to expense and rental income credited to net occupancy expense were as follows:

(dollar amounts in millions)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Total depreciation and amortization of premises and equipment	$ 182	$ 178	$ 119
Rental income credited to net occupancy expense	10	9	10

10. OPERATING LEASES

At December 31, 2022, Huntington was obligated under non-cancelable leases for branch and office space. These leases are all classified as operating due to the amount of time such spaces are occupied relative to the underlying assets useful lives. Many of these leases contain renewal options, most of which are not included in measurement of the right-of-use asset as they are not considered reasonably certain of exercise (i.e., Huntington does not currently have a significant economic incentive to exercise these options).

Net lease assets and liabilities are as follows:

(dollar amounts in millions)	Classification	At December 31, 2022	At December 31, 2021
Assets			
Operating lease assets	Other assets	$ 279	$ 316
Liabilities			
Lease liabilities	Other liabilities	$ 401	$ 441

Net lease cost are as follows:

(dollar amounts in millions)	Classification	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating lease cost	Net occupancy	$ 81	$ 102
Short-term lease cost	Net occupancy	2	3
Net lease cost		$ 83	$ 105

Maturity of lease liabilities at December 31, 2022 are as follows:

(dollar amounts in millions)	Total
2023	$ 70
2024	67
2025	58
2026	43
2027	36
Thereafter	262
Total lease payments	536
Less: Interest	(135)
Total lease liabilities	$ 401

Additional supplemental information related to the Company's operating leases is as follows:

	Year Ended December 31,	
(dollar amounts in millions)	2022	2021
Cash paid for amounts included in the measurement of lease liabilities for operating cash flows	$ (80)	$ (50)
Right-of-use assets obtained in exchange for lease obligations for operating leases	22	174
Weighted-average remaining lease term (years) for operating leases	11.48	11.24
Weighted-average discount rate for operating leases	4.64 %	3.87 %

11. BORROWINGS

Borrowings with original maturities of one year or less are classified as short-term and were comprised of the following:

	At December 31,	
(dollar amounts in millions)	2022	2021
Federal funds purchased and securities sold under agreements to repurchase	$ 253	$ 320
FHLB advances	1,700	—
Other borrowings	74	14
Total short-term borrowings	$ 2,027	$ 334

Huntington's long-term debt consisted of the following:

(dollar amounts in millions)	At December 31, 2022	2021
The Parent Company:		
Senior Notes:		
2.67% Huntington Bancshares Incorporated senior notes due 2024	$ 762	$ 812
4.05% Huntington Bancshares Incorporated senior notes due 2025	481	527
4.51% Huntington Bancshares Incorporated senior notes due 2028	704	—
2.60% Huntington Bancshares Incorporated senior notes due 2030	679	744
5.08% Huntington Bancshares Incorporated senior notes due 2033	379	—
Subordinated Notes:		
3.55% Huntington Bancshares Incorporated subordinated notes due 2023	225	227
Huntington Capital I Trust Preferred 5.47% junior subordinated debentures due 2027 (1) (8)	69	69
Huntington Capital II Trust Preferred 5.39% junior subordinated debentures due 2028 (2) (8)	32	32
Sky Financial Capital Trust III 6.17% junior subordinated debentures due 2036 (3) (8)	72	72
Sky Financial Capital Trust IV 6.17% junior subordinated debentures due 2036 (3) (8)	74	74
2.49% Huntington Bancshares Incorporated subordinated notes due 2036	1	554
2.53% Huntington Bancshares Incorporated subordinated notes due 2036	502	—
Total notes issued by the parent	3,980	3,111
The Bank:		
Senior Notes:		
2.55% Huntington National Bank senior notes due 2022	—	703
3.16% Huntington National Bank senior notes due 2022	—	500
1.83% Huntington National Bank senior notes due 2023	—	483
3.60% Huntington National Bank senior notes due 2023	735	748
5.42% Huntington National Bank senior notes due 2025	299	—
4.11% Huntington National Bank senior notes due 2025	486	—
5.70% Huntington National Bank senior notes due 2025	1,094	—
4.55% Huntington National Bank senior notes due 2028	766	—
5.76% Huntington National Bank senior notes due 2030	892	—
Subordinated Notes:		
0.64% Huntington National Bank subordinated notes due 2022	—	113
0.96% Huntington National Bank subordinated notes due 2025	129	142
3.86% Huntington National Bank subordinated notes due 2026	218	226
3.03% Huntington National Bank subordinated notes due 2029	153	161
3.75% Huntington National Bank subordinated notes due 2030	151	169
Total notes issued by the bank	4,923	3,245
FHLB Advances:		
1.04% weighted average rate, varying maturities greater than one year	211	215
Other:		
Huntington Technology Finance nonrecourse debt, 3.93% weighted average interest rate, varying maturities	337	287
2.09% Huntington Preferred Capital II - Class F securities	—	75
6.65% Huntington Preferred Capital II - Class G securities (4)	50	50
6.77% Huntington Preferred Capital II - Class I securities (5)	50	50
6.90% Huntington Preferred Capital II - Class J securities (6)	75	75
7.40% Huntington Preferred Capital II - Class L Securities (7)	60	—
Total long-term debt	$ 9,686	$ 7,108

(1) Variable effective rate at December 31, 2022, based on three-month LIBOR +0.70%.
(2) Variable effective rate at December 31, 2022, based on three-month LIBOR +0.625%.
(3) Variable effective rate at December 31, 2022, based on three-month LIBOR +1.40%.
(4) Variable effective rate at December 31, 2022, based on three-month LIBOR +1.88%.
(5) Variable effective rate at December 31, 2022, based on three-month LIBOR +2.00%.
(6) Variable effective rate at December 31, 2022, based on three-month SOFR +2.60%.
(7) Variable effective rate at December 31, 2022 based on three-month SOFR +3.10%.
(8) Represents the outstanding amount of debentures issued to each trust and related trust-preferred securities. Refer to Note 21 "Variable Interest Entity" for trust-preferred securities details.

Amounts above are net of unamortized discounts and adjustments related to hedging with derivative financial instruments. We use interest rate swaps to hedge interest rate risk of certain fixed-rate debt by converting the debt to a variable rate. See Note 20 - "Derivative Financial Instruments" for more information regarding such financial instruments.

Long-term debt maturities for the next five years and thereafter are as follows:

(dollar amounts in millions)	2023	2024	2025	2026	2027	Thereafter	Total
The Parent Company:							
Senior notes	$ —	$ 800	$ 500	$ —	$ —	$ 1,900	$ 3,200
Subordinated notes	225	—	—	—	70	739	1,034
The Bank:							
Senior notes	724	—	1,900	—	—	1,700	4,324
Subordinated notes	—	—	130	239	—	300	669
FHLB Advances	1	—	200	—	—	1	202
Other	85	106	97	137	143	5	573
Total	$ 1,035	$ 906	$ 2,827	$ 376	$ 213	$ 4,645	$ 10,002

These maturities are based upon the par values of the long-term debt.

The terms of certain long-term debt obligations contain various restrictive covenants including limitations on the acquisition of additional debt, dividend payments, and the disposition of subsidiaries. As of December 31, 2022, Huntington was in compliance with all such covenants.

12. OTHER COMPREHENSIVE INCOME

The components of Huntington's OCI were as follows:

(dollar amounts in millions)	Pretax		Tax (expense) benefit		After-tax	
Year Ended December 31, 2022						
Unrealized losses on available-for-sale securities arising during the period	$	(3,799)	$	873	$	(2,926)
Reclassification adjustment for realized net losses included in net income		100		(23)		77
Total unrealized losses on available-for-sale securities		(3,699)		850		(2,849)
Net impact of hedges on available-for-sale securities		865		(200)		665
Change in fair value of cash flow hedges on loans		(896)		201		(695)
Foreign currency translation adjustment (1)		(15)		—		(15)
Net unrealized gains (losses) on net investment hedges		10		—		10
Translation adjustments, net of hedges (1)		(5)		—		(5)
Change in accumulated unrealized gains for pension and other post retirement obligations		19		(4)		15
Other comprehensive loss	$	(3,716)	$	847	$	(2,869)
Year Ended December 31, 2021						
Unrealized losses on available-for-sale securities arising during the period	$	(474)	$	107	$	(367)
Reclassification adjustment for realized net losses included in net income		34		(8)		26
Total unrealized losses on available-for-sale securities		(440)		99		(341)
Net impact of hedges on available-for-sale securities		113		(26)		87
Change in fair value of cash flow hedges on loans		(257)		65		(192)
Foreign currency translation adjustment (1)		(12)		—		(12)
Net unrealized gains (losses) on net investment hedges		9		—		9
Translation adjustments, net of hedges (1)		(3)		—		(3)
Change in accumulated unrealized gains for pension and other post retirement obligations		36		(8)		28
Other comprehensive income	$	(551)	$	130	$	(421)
Year Ended December 31, 2020						
Unrealized losses on available-for-sale securities arising during the period	$	235	$	(52)	$	183
Reclassification adjustment for realized net losses included in net income		42		(9)		33
Total unrealized losses on available-for-sale securities		277		(61)		216
Net impact of hedges on available-for-sale securities		3		(1)		2
Change in fair value of cash flow hedges on loans		299		(67)		232
Change in accumulated unrealized gains for pension and other post retirement obligations (2)		(3)		1		(2)
Other comprehensive income	$	576	$	(128)	$	448

(1) Foreign investments are deemed to be permanent in nature and, therefore, Huntington does not provide for taxes on foreign currency translation adjustments.

(2) Includes a settlement gain recognized in other noninterest income on the Consolidated Statements of Income.

Activity in accumulated OCI were as follows:

(dollar amounts in millions)	Unrealized (losses) gains on debt securities (1)	Net impact of hedges on available-for-sale securities	Change in fair value of cash flow hedges on loans	Translation adjustments, net of hedges	Unrealized (losses) gains for pension and other post-retirement obligations	Total
December 31, 2019	$ (28)	$ —	$ 23	$ —	$ (251)	$ (256)
Other comprehensive income before reclassifications	183	2	232	—	—	417
Amounts reclassified from accumulated OCI to earnings	33	—	—	—	(2)	31
Period change	216	2	232	—	(2)	448
December 31, 2020	188	2	255	—	(253)	192
Other comprehensive income (loss) before reclassifications	(367)	87	(192)	(3)	—	(475)
Amounts reclassified from accumulated OCI to earnings	26	—	—	—	28	54
Period change	(341)	87	(192)	(3)	28	(421)
December 31, 2021	(153)	89	63	(3)	(225)	(229)
Other comprehensive income before reclassifications	(2,926)	665	(695)	(5)	—	(2,961)
Amounts reclassified from accumulated OCI to earnings	77	—	—	—	15	92
Period change	(2,849)	665	(695)	(5)	15	(2,869)
December 31, 2022	$ (3,002)	$ 754	$ (632)	$ (8)	$ (210)	$ (3,098)

(1)   AOCI amounts at December 31, 2022, 2021, and 2020 include $66 million, $27 million, and $53 million, respectively, of net unrealized losses (after-tax) on securities transferred from the available-for-sale securities portfolio to the held-to-maturity securities portfolio. The net unrealized losses will be recognized in earnings over the remaining life of the security using the effective interest method.

13. SHAREHOLDERS' EQUITY

The following is a summary of Huntington's non-cumulative, non-voting, perpetual preferred stock outstanding.

(dollar amounts in millions)					Carrying Amount	
Series	Issuance Date	Shares Outstanding	Dividend Rate	Earliest Optional Redemption Date (1)	December 31, 2022	December 31, 2021
Series B (2)	12/28/2011	35,500	3-mo. LIBOR + 270 bps	1/15/2017	$ 23	$ 23
Series E (3)	2/27/2018	5,000	5.70	4/15/2023	495	495
Series F (3)	5/27/2020	5,000	5.625	7/15/2030	494	494
Series G (3)	8/3/2020	5,000	4.45	10/15/2027	494	494
Series H (2)	2/2/2021	500,000	4.50	4/15/2026	486	486
Series I (4)	6/9/2021	7,000	5.70	12/01/2022	175	175
Total		557,500			$ 2,167	$ 2,167

(1)   Redeemable at Huntington's option on the date stated or on a quarterly basis thereafter. Earlier redemption is solely at Huntington's option, subject to any required prior approval of Federal Reserve.
(2)   Series B and H of preferred stock have a liquidation value and redemption price per share of $1,000, plus any declared and unpaid dividends.
(3)   Series E, F, and G, preferred stock have a liquidation value and redemption price per share of $100,000, plus any declared and unpaid dividends.
(4)   Series I preferred stock has a liquidation value and redemption price per share of $25,000, plus any declared and unpaid dividends.

The following table presents the dividends declared for each series of Preferred shares.

	Year Ended December 31,					
	2022		2021		2020	
(amounts in millions, except per share data)	Cash Dividend Declared Per Share	Amount ($)	Cash Dividend Declared Per Share	Amount ($)	Cash Dividend Declared Per Share	Amount ($)
Preferred Series						
Series B	$ 46.68	$ (2)	$ 28.69	$ (1)	$ 35.91	$ (1)
Series C	—	—	44.07	(4)	58.76	(6)
Series D	—	—	31.25	(18)	62.50	(37)
Series E	5,700.00	(29)	5,700.00	(29)	5,700.00	(29)
Series F	5,625.00	(28)	5,625.00	(28)	3,468.75	(17)
Series G	4,450.00	(22)	4,450.00	(23)	1,915.97	(10)
Series H	45.00	(22)	42.00	(21)	—	—
Series I	1,425.00	(10)	1,068.75	(7)	—	—
Total		$ (113)		$ (131)		$ (100)

On July 15, 2021, all $600 million of outstanding 6.250% Series D Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, were redeemed.

On October 15, 2021, all $100 million of outstanding 5.875% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, were redeemed.

Treasury shares

Treasury shares includes shares held for deferred compensation plans, at cost, of $80 million at December 31, 2022 and $79 million at December 31, 2021.

Non-controlling Interest in Subsidiaries

Through the acquisition of TCF, Huntington acquired a joint venture in which Huntington maintains a 55% ownership interest. As Huntington has a controlling financial interest, its financial results are consolidated in Huntington's financial statements and the other party's 45% ownership interest is reported as a non-controlling interest within equity.

14. EARNINGS PER SHARE

Basic earnings per share is the amount of earnings (adjusted for dividends declared on preferred stock and impact of preferred stock redemption) available to each share of common stock outstanding during the reporting period. Diluted earnings per share is the amount of earnings available to each share of common stock outstanding during the reporting period adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued for stock options, restricted stock units and awards, and distributions from deferred compensation plans. Potentially dilutive common shares are excluded from the computation of diluted earnings per share in periods in which the effect would be antidilutive.

The calculation of basic and diluted earnings per share is as follows:

(dollar amounts in millions, except per share data, share count in thousands)	Year Ended December 31,		
	2022	2021	2020
Basic earnings per common share:			
Net income attributable to Huntington Bancshares Inc	$ 2,238	$ 1,295	$ 817
Dividends on preferred shares	113	131	100
Impact of preferred stock redemption	—	11	—
Net income available to common shares	$ 2,125	$ 1,153	$ 717
Average common shares issued and outstanding	1,441,279	1,262,435	1,017,117
Basic earnings per common share	$ 1.47	$ 0.91	$ 0.71
Diluted earnings per common share:			
Dilutive potential common shares			
Stock options and restricted stock units and awards	17,534	18,185	10,613
Shares held in deferred compensation plans	6,407	6,113	4,953
Dilutive potential common shares	23,941	24,298	15,566
Total diluted average common shares issued and outstanding	1,465,220	1,286,733	1,032,683
Diluted earnings per common share	$ 1.45	$ 0.90	$ 0.69
Anti-dilutive awards (1)	5,303	2,674	9,760

(1) Reflects the total number of shares related to outstanding options that have been excluded from the computation of diluted earnings per share because the impact would have been anti-dilutive.

15. NONINTEREST INCOME

Huntington earns a variety of revenue including interest and fees from customers as well as revenues from non-customers. Certain sources of revenue are recognized within interest or fee income and are outside of the scope of ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Other sources of revenue fall within the scope of ASC 606 and are generally recognized within noninterest income. These revenues are included within various sections of the Consolidated Financial Statements. Refer to Note 1, "Significant Accounting Policies" for details of these revenues. The following table shows Huntington's total noninterest income segregated between contracts with customers within the scope of ASC 606 and those within the scope of other GAAP Topics.

(dollar amounts in millions)	Year Ended December 31,		
	2022	2021	2020
Noninterest income			
Noninterest income from contracts with customers	$ 1,318	$ 1,113	$ 884
Noninterest income within the scope of other GAAP topics	663	776	707
Total noninterest income	$ 1,981	$ 1,889	$ 1,591

The following table illustrates the disaggregation by operating segment and major revenue stream and reconciles disaggregated revenue to segment revenue presented in Note 25 - "Segment Reporting":

(dollar amounts in millions)	Year Ended December 31, 2022 Commercial Banking	Consumer & Business Banking	Vehicle Finance	RBHPCG	Treasury / Other	Huntington Consolidated
Major Revenue Streams						
Service charges on deposit accounts	$ 85	$ 288	$ 7	$ 4	$ —	$ 384
Card and payment processing income	24	324	—	—	—	348
Capital markets fees	90	8	2	2	(3)	99
Trust and investment management services	4	67	—	178	—	249
Insurance income	9	59	—	50	(1)	117
Other noninterest income	94	26	1	2	(2)	121
Net revenue from contracts with customers	$ 306	$ 772	$ 10	$ 236	$ (6)	$ 1,318
Noninterest income within the scope of other GAAP topics	364	245	3	3	48	663
Total noninterest income	$ 670	$ 1,017	$ 13	$ 239	$ 42	$ 1,981

(dollar amounts in millions)	Year Ended December 31, 2021 Commercial Banking	Consumer & Business Banking	Vehicle Finance	RBHPCG	Treasury / Other	Huntington Consolidated
Major Revenue Streams						
Service charges on deposit accounts	$ 85	$ 278	$ 6	$ 3	$ —	$ 372
Card and payment processing income	19	292	—	—	—	311
Capital markets fees	16	6	2	1	—	25
Trust and investment management services	3	63	—	166	—	232
Insurance Income	7	48	—	49	1	105
Other noninterest income	29	20	1	7	11	68
Net revenue from contracts with customers	$ 159	$ 707	$ 9	$ 226	$ 12	$ 1,113
Noninterest income within the scope of other GAAP topics	364	338	4	1	69	776
Total noninterest income	$ 523	$ 1,045	$ 13	$ 227	$ 81	$ 1,889

(dollar amounts in millions)	Year Ended December 31, 2020 Commercial Banking	Consumer & Business Banking	Vehicle Finance	RBHPCG	Treasury / Other	Huntington Consolidated
Major Revenue Streams						
Service charges on deposit accounts	$ 74	$ 217	$ 6	$ 4	$ —	$ 301
Card and payment processing income	15	221	—	—	—	236
Capital markets fees	10	5	2	1	—	18
Trust and investment management services	5	44	—	140	—	189
Insurance Income	7	43	—	46	1	97
Other noninterest income	12	21	—	10	—	43
Net revenue from contracts with customers	$ 123	$ 551	$ 8	$ 201	$ 1	$ 884
Noninterest income within the scope of other GAAP topics	241	394	1	—	71	707
Total noninterest income	$ 364	$ 945	$ 9	$ 201	$ 72	$ 1,591

Huntington generally provides services for customers in which it acts as principal. Payment terms and conditions vary amongst services and customers, and thus impact the timing and amount of revenue recognition. Some fees may be paid before any service is rendered and accordingly, such fees are deferred until the obligations pertaining to those fees are satisfied. Most Huntington contracts with customers are cancelable by either party without penalty or they are short-term in nature, with a contract duration of less than one year. Accordingly, most revenue deferred for the reporting period ended December 31, 2022 is expected to be earned within one year. Huntington does not have significant balances of contract assets or contract liabilities and any change in those balances during the reporting period ended December 31, 2022 was determined to be immaterial.

16. SHARE-BASED COMPENSATION

Share-based awards are eligible for issuance under the Huntington Bancshares Incorporated 2018 Long Term Incentive Plan. This plan provides for the granting of stock options, restricted stock awards, restricted stock units, performance share units and other awards to officers, directors, and other employees. In connection with the TCF acquisition in 2021, equity awards granted under the TCF equity plans were assumed subject to the same terms and conditions applicable to such awards prior to the date of acquisition. At December 31, 2022, 21 million shares were available for future grants.

Huntington issues shares to fulfill share-based award vesting from available authorized common shares. At December 31, 2022, Huntington believes there are adequate authorized common shares to satisfy anticipated share-based award vesting in 2023.

The following table presents total share-based compensation expense and related tax benefit.

	Year Ended December 31,		
(dollar amounts in millions)	2022	2021	2020
Share-based compensation expense (1)	$ 119	$ 138	$ 77
Tax benefit	20	22	13

(1) Compensation costs are included in personnel costs on the Consolidated Statements of Income.

Stock Options

Stock options, awarded by Huntington, are granted at the closing market price on the date of the grant and vest ratably over four years or when other conditions are met. Options assumed in the TCF acquisition vest ratably over a five-year period. Stock options, which represented a portion of the grant values, have no intrinsic value until the stock price increases. All options have a contractual term of ten years from the date of grant.

Huntington's stock option activity and related information was as follows:

(dollar amounts in millions, except per share and options amounts in thousands)	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2022	14,466	$ 12.34		
Granted	74	15.54		
Exercised	(912)	10.08		
Forfeited/expired	(170)	13.20		
Outstanding at December 31, 2022	13,458	$ 12.50	6.0	$ 28
Expected to vest (1)	4,076	$ 12.09	7.5	$ 11
Exercisable at December 31, 2022	9,336	$ 12.68	5.3	$ 17

(1) The number of options expected to vest reflect an estimate of 46,000 shares expected to be forfeited.

Restricted Stock Awards, Restricted Stock Units and Performance Share Units

Restricted stock units and performance share units awarded by Huntington are granted at the closing market price on the date of the grant. Restricted stock units and awards can be settled in shares or cash depending on the award. Restricted stock units, for the most part, provide either accumulated cash dividends during the vesting period or, accrue a dividend equivalent that is paid upon vesting. Both restricted stock awards and restricted stock units are subject to certain service restrictions. Performance share units are payable contingent upon Huntington achieving certain predefined performance objectives over a three-year measurement period. The fair value of these awards and units reflects the closing market price of Huntington's common stock on the grant or assumption date.

The following table summarizes the status of Huntington's restricted stock awards, restricted stock units, and performance share units as of December 31, 2022, and activity for the year ended December 31, 2022:

(amounts in thousands, except per share amounts)	Restricted Stock Awards		Restricted Stock Units		Performance Share Units	
	Quantity	Weighted-Average Grant Date Fair Value Per Share	Quantity	Weighted-Average Grant Date Fair Value Per Share	Quantity	Weighted-Average Grant Date Fair Value Per Share
Nonvested at January 1, 2022	356	$ 14.46	19,098	$ 12.85	3,126	$ 12.06
Granted	—	—	12,592	13.37	1,743	14.39
Vested	(212)	14.72	(5,848)	14.31	(1,342)	13.72
Forfeited	(20)	14.39	(1,621)	12.69	(58)	13.50
Nonvested at December 31, 2022	124	$ 14.37	24,221	$ 12.70	3,469	$ 12.40

The weighted-average fair value at grant date of nonvested shares granted for the years ended December 31, 2022, 2021, and 2020 were $13.47, $15.78, and $8.90, respectively. The total fair value of awards vested during the years ended December 31, 2022, 2021, and 2020 was $105 million, $135 million, and $86 million, respectively. As of December 31, 2022, the total unrecognized compensation cost related to nonvested shares was $151 million with a weighted-average expense recognition period of 2.7 years.

17. BENEFIT PLANS

Huntington sponsors a non-contributory defined benefit pension plan covering substantially all employees hired or rehired prior to January 1, 2010. The Plan, which was modified in 2013, no longer accrues service benefits to participants and provides benefits based upon length of service and compensation levels. Huntington's funding policy is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than the amount deductible under the Internal Revenue Code. There were no required minimum contributions during 2022.

The following table shows the weighted-average assumptions used to determine the benefit obligation and the net periodic benefit cost:

	At December 31,	
	2022	2021
Weighted-average assumptions used to determine benefit obligations		
Discount rate	5.41 %	2.86 %
Weighted-average assumptions used to determine net periodic benefit cost		
Discount rate	2.86	2.50
Expected return on plan assets	4.50	4.50

The following table reconciles the beginning and ending balances of the benefit obligation of the Plan with the amounts recognized in the consolidated balance sheets:

(dollar amounts in millions)	At December 31,	
	2022	2021
Projected benefit obligation at beginning of measurement year	$ 956	$ 1,026
Changes due to:		
Service cost	3	3
Interest cost	22	19
Benefits paid	(32)	(30)
Settlements	(29)	(25)
Actuarial gains	(228)	(37)
Total changes	(264)	(70)
Projected benefit obligation at end of measurement year	$ 692	$ 956

The following table reconciles the beginning and ending balances of the fair value of Plan assets:

	At December 31,	
(dollar amounts in millions)	2022	2021
Fair value of plan assets at beginning of measurement year	$ 1,007	$ 1,050
Changes due to:		
Actual return on plan assets	(197)	15
Settlements	(38)	(28)
Benefits paid	(32)	(30)
Total changes	(267)	(43)
Fair value of plan assets at end of measurement year	$ 740	$ 1,007

As of December 31, 2022, the difference between the accumulated benefit obligation and the fair value of Plan assets was $48 million and is recorded in other assets.

The following table shows the components of net periodic benefit costs recognized:

	Year Ended December 31, (1)		
(dollar amounts in millions)	2022	2021	2020
Service cost	$ 3	$ 3	$ 3
Interest cost	22	19	26
Expected return on plan assets	(41)	(40)	(42)
Amortization of loss	9	12	9
Settlements	15	8	5
Benefit costs	$ 8	$ 2	$ 1

(1) The pension costs are recognized in other noninterest income in the Consolidated Statements of Income.

At December 31, 2022 and 2021, The Huntington National Bank, as trustee, held all Plan assets. The Plan assets consisted of investments in a variety of cash equivalent, corporate and government fixed income, and equity investments as follows:

	Fair Value at December 31,			
(dollar amounts in millions)	2022		2021	
Cash equivalents:				
Mutual funds-money market	$ 23	3 %	$ 45	5 %
Fixed income:				
Corporate obligations	414	57	559	55
U.S. Government obligations	154	21	208	21
Municipal obligations	3	—	5	—
Collective trust funds	62	8	13	1
Equities:				
Common stock	—	—	52	5
Limited liability companies	9	1	36	4
Collective trust funds	27	4	30	3
Limited partnerships	48	6	58	6
Fair value of plan assets	$ 740	100 %	$ 1,007	100 %

Investments of the Plan are accounted for at cost on the trade date and are reported at fair value. The valuation methodologies used to measure the fair value of pension plan assets vary depending on the type of asset. At December 31, 2022, mutual money market funds are valued at the closing price reported from an actively traded exchange and are classified as Level 1. Fixed income investments are valued using unadjusted quoted prices from active markets for similar assets are classified as Level 2. Common stock is valued using the year-end closing price as determined by a national securities exchange and are classified as Level 1. Collective trust funds and limited liability companies are valued at net asset value per unit as a practical expedient, which is calculated based on the fair values of the underlying investments held by the fund less its liabilities as reported by the issuer of the fund. The investment in the limited partnerships is reported at net asset value per share as determined by the general partners of each limited partnership, based on their proportionate share of the partnership's fair value as recorded in the partnership's audited financial statements.

The investment objective of the Plan is to maximize the return on Plan assets over a long-time period, while meeting the Plan obligations. At December 31, 2022, Plan assets were invested 3% in cash equivalents, 11% in equity investments, and 86% in fixed income investments, with an average duration of 10.9 years on investments. The estimated life of benefit obligations was 10.3 years. Although it may fluctuate with market conditions, Huntington has targeted a long-term allocation of Plan assets of 10% in equity investments and 90% in bond investments. The allocation of Plan assets between equity investments and fixed income investments will change from time to time.

At December 31, 2022, the following table shows when benefit payments are expected to be paid:

(dollar amounts in millions)		Pension Benefits
2023	$	50
2024		50
2025		50
2026		50
2027		50
2027 through 2030		239

Huntington has a defined contribution plan that is available to eligible employees. Huntington's expense related to the defined contribution plans for the years ended December 31, 2022, 2021, and 2020 was $58 million, $70 million, and $47 million, respectively.

The following table shows the number of shares, market value, and dividends received on shares of Huntington stock held by the defined contribution plan:

	At December 31,	
(dollar amounts in millions, share amounts in thousands)	2022	2021
Shares in Huntington common stock	9,451	9,526
Market value of Huntington common stock	$ 133	$ 147
Dividends received on shares of Huntington stock	6	6

18. INCOME TAXES

The following is a summary of the provision for income taxes:

	Year Ended December 31,		
(dollar amounts in millions)	2022	2021	2020
Current tax provision (benefit)			
Federal	$ 129	$ 356	$ 236
State	62	13	12
Foreign	5	1	—
Total current tax provision	196	370	248
Deferred tax provision (benefit)			
Federal	319	(104)	(103)
State	—	28	10
Total deferred tax provision (benefit)	319	(76)	(93)
Provision for income taxes	$ 515	$ 294	$ 155

The following is a reconciliation for provision for income taxes:

(dollar amounts in millions)	Year Ended December 31,		
	2022	2021	2020
Provision for income taxes computed at the statutory rate	$ 580	$ 334	$ 204
Increases (decreases):			
General business credits	(164)	(126)	(99)
Capital loss	(60)	(32)	(25)
Tax-exempt income	(21)	(18)	(17)
Tax-exempt bank owned life insurance income	(11)	(14)	(13)
Affordable housing investment amortization, net of tax benefits	129	102	78
State income taxes, net	49	32	17
Other	13	16	10
Provision for income taxes	$ 515	$ 294	$ 155

The significant components of deferred tax assets and liabilities were as follows:

(dollar amounts in millions)	At December 31,	
	2022	2021
Deferred tax assets:		
Fair value adjustments	$ 917	$ 65
Allowances for credit losses	526	518
Purchase accounting and other intangibles	167	107
Net operating and other loss carryforward	136	143
Lease liability	96	143
Pension and other employee benefits	68	46
Tax credit carryforward	59	194
Other assets	13	14
Total deferred tax assets	1,982	1,230
Deferred tax liabilities:		
Lease financing	955	712
Operating assets	133	116
Mortgage servicing rights	112	84
Loan origination costs	97	115
Right-of-use asset	67	113
Securities adjustments	42	40
Other liabilities	10	14
Total deferred tax liabilities	1,416	1,194
Net deferred tax asset (liability) before valuation allowance	566	36
Valuation allowance	(32)	(35)
Net deferred tax asset	$ 534	$ 1

At December 31, 2022, Huntington's net deferred tax asset related to loss and other carryforwards was $195 million. This was comprised of federal net operating loss carryforwards of $60 million, which will begin expiring in 2025, state net operating loss carryforwards of $48 million, which will begin expiring in 2023, a federal capital loss carryforward of $22 million, which will expire in 2025, state capital loss carryforwards of $6 million, which will begin expiring in 2023, and general business credits of $59 million, which will expire in 2042.

The Company has established a valuation allowance on its state deferred tax assets as it believes it is more likely than not, portions will not be realized.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city, and foreign jurisdictions. Federal income tax audits have been completed for tax years through 2009. The 2010-2017 tax years remain open as Huntington is currently appealing certain IRS positions related to these years. The 2018-2021 tax years remain open under the standard statute of limitations. Also, with few exceptions, the Company is no longer subject to state, city, or foreign income tax examinations for tax years before 2018.

The following table provides a reconciliation of the beginning and ending amounts of gross unrecognized tax benefits:

(dollar amounts in millions)	Year Ended December 31,			
	2022		2021	
Unrecognized tax benefits at beginning of year	$	93	$	46
Gross increases for tax positions taken during prior years		1		47
Unrecognized tax benefits at end of year	$	94	$	93

Due to the complexities of some of these uncertainties, the ultimate resolution may result in a liability that is materially different from the current estimate of the tax liabilities. Certain proposed adjustments resulting from the IRS examination of our 2010 through 2011 tax returns have received approval by the Joint Committee on Taxation of the U.S. Congress. The Company is currently working with the IRS to finalize settlement calculations and anticipate all unrecognized tax benefits associated with the exam will be settled within the next twelve months.

Any interest and penalties on income tax assessments or income tax refunds are recognized in the Consolidated Statements of Income as a component of provision for income taxes. The amounts of accrued tax-related interest and penalties were immaterial at December 31, 2022 and 2021. Further, the amount of net interest and penalties related to unrecognized tax benefits was immaterial for all periods presented. All of the gross unrecognized tax benefits would impact the Company's effective tax rate if recognized.

At December 31, 2022, retained earnings included approximately $182 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. Under current law, if these bad debt reserves are used for purposes other than to absorb bad debt losses, they will be subject to federal income tax at the corporate rate enacted at the time. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $38 million at December 31, 2022.

19. FAIR VALUES OF ASSETS AND LIABILITIES

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. Assets and liabilities measured at fair value rarely transfer between Level 1 and Level 2 measurements. There were no such transfers during the years ended December 31, 2022 and 2021.

Loans held for sale

Huntington has elected to apply the fair value option for mortgage loans originated with the intent to sell which are included in loans held for sale. Mortgage loans held for sale are classified as Level 2 and are estimated using security prices for similar product types.

Loans held for investment

Certain mortgage loans originated with the intent to sell for which the FVO was elected have been reclassified to mortgage loans held for investment. These loans continue to be measured at fair value. The fair value is determined using fair value of similar mortgage-backed securities adjusted for loan specific variables.

Available-for-sale and trading account securities

Securities accounted for at fair value include both the available-for-sale and trading account portfolios. Huntington determines the fair value of securities utilizing quoted market prices obtained for identical or similar assets, third-party pricing services, third-party valuation specialists and other observable inputs such as recent trade observations. AFS and trading securities classified as Level 1 use quoted market prices (unadjusted) in active markets for identical securities at the measurement date. Level 1 positions in these portfolios consist of U.S. Treasury securities. When quoted market prices are not available, fair values are classified as Level 2 using quoted prices for similar assets in active markets, quoted prices of identical or similar assets in markets that are not active, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 positions in these portfolios consist of U.S. Government and agency debt securities, agency mortgage backed securities, private-label asset-backed securities, certain municipal securities, and other securities. For Level 2 securities Huntington primarily uses prices obtained from third-party pricing services to determine the fair value of securities. Huntington independently evaluates and corroborates the fair value received from pricing services through various methods and techniques, including references to dealer or other market quotes, by reviewing valuations of comparable instruments, and by comparing the prices realized on the sale of similar securities. If relevant market prices are limited or unavailable, valuations may require significant management judgment or estimation to determine fair value, in which case the fair values are classified as Level 3. The Level 3 positions predominantly consist of direct purchase municipal securities. A significant change in the unobservable inputs for these securities may result in a significant change in the ending fair value measurement of these securities.

The direct purchase municipal securities are classified as Level 3 and require estimates to determine fair value which results in greater subjectivity. The fair value is determined by utilizing a discounted cash flow valuation technique employed by a third-party valuation specialist. The third-party specialist uses assumptions related to yield, prepayment speed, conditional default rates and loss severity based on certain factors such as, credit worthiness of the counterparty, prevailing market rates, and analysis of similar securities. Huntington evaluates the fair values provided by the third-party specialist for reasonableness.

Derivative assets and liabilities

Derivatives classified as Level 2 consists of interest rate contracts, which are valued using a discounted cash flow method that incorporates current market interest rates. In addition, Level 2 includes foreign exchange and commodity contracts, which are valued using exchange traded swaps, exchange traded options, and futures market data. Level 2 also includes exchange traded options and forward commitments to deliver mortgage-backed securities, which are valued using quoted prices.

Derivatives classified as Level 3 consist of interest rate lock agreements related to mortgage loan commitments and the Visa[®] share swap.

MSRs

MSRs are accounted for using the fair value method and are classified as Level 3. Refer to Note 7, "Mortgage Loan Sales and Servicing Rights" for information on valuation methodology.

Assets and Liabilities measured at fair value on a recurring basis

(dollar amounts in millions)	Fair Value Measurements at Reporting Date Using			Netting Adjustments (1)	At December 31, 2022
	Level 1	Level 2	Level 3		
Assets					
Trading account securities:					
Municipal securities	$ —	$ 19	$ —	$ —	$ 19
Available-for-sale securities:					
U.S. Treasury securities	103	—	—	—	103
Residential CMO	—	2,914	—	—	2,914
Residential MBS	—	12,263	—	—	12,263
Commercial MBS	—	1,953	—	—	1,953
Other agencies	—	182	—	—	182
Municipal securities	—	42	3,248	—	3,290
Private-label CMO	—	108	20	—	128
Asset-backed securities	—	298	74	—	372
Corporate debt	—	2,214	—	—	2,214
Other securities/sovereign debt	—	4	—	—	4
Total available-for-sale securities	103	19,978	3,342	—	23,423
Other securities	31	1	—	—	32
Loans held for sale	—	520	—	—	520
Loans held for investment	—	169	16	—	185
MSRs	—	—	494	—	494
Other assets:					
Derivative assets	—	2,161	3	(1,808)	356
Assets held in trust for deferred compensation	155	—	—	—	155
Liabilities					
Derivative liabilities	—	2,332	5	(1,345)	992

| (dollar amounts in millions) | Fair Value Measurements at Reporting Date Using | | | Netting Adjustments (1) | At December 31, 2021 |
	Level 1	Level 2	Level 3		
Assets					
Trading account securities:					
Municipal securities	$ —	$ 46	$ —	$ —	$ 46
Available-for-sale securities:					
U.S. Treasury securities	5	—	—	—	5
Residential CMOs	—	4,649	—	—	4,649
Residential MBS	—	15,508	—	—	15,508
Commercial MBS	—	1,865	—	—	1,865
Other agencies	—	248	—	—	248
Municipal securities	—	49	3,477	—	3,526
Private-label CMO	—	86	20	—	106
Asset-backed securities	—	312	70	—	382
Corporate debt	—	2,167	—	—	2,167
Other securities/sovereign debt	—	4	—	—	4
Total available-for-sale securities	5	24,888	3,567	—	28,460
Other securities	65	7	—	—	72
Loans held for sale	—	1,270	—	—	1,270
Loans held for investment	—	152	19	—	171
MSRs	—	—	351	—	351
Other assets:					
Derivative assets	—	1,055	10	(465)	600
Assets held in trust for deferred compensation	156	—	—	—	156
Liabilities					
Derivative liabilities	—	737	6	(624)	119

(1)   Amounts represent the impact of legally enforceable master netting agreements that allow the Company to settle positive and negative positions and cash collateral held or placed with the same counterparties.

The following tables present a rollforward of the balance sheet amounts measured at fair value on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on the significance of the unobservable inputs to the overall fair value measurement. However, Level 3 measurements may also include observable components of value that can be validated externally. Accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

| | | | Level 3 Fair Value Measurements | | | |
| | | | Available-for-sale securities | | | |
(dollar amounts in millions)	MSRs	Derivative instruments	Municipal securities	Private-label CMO	Asset-backed securities	Loans held for investment
Year Ended December 31, 2022						
Opening balance	$ 351	$ 4	$ 3,477	$ 20	$ 70	$ 19
Transfers out of Level 3 (1)	—	(3)	—	—	—	—
Total gains/losses for the period:						
Included in earnings:						
Mortgage banking income	114	(3)	—	—	—	1
Interest and fee income	—	—	(5)	(3)	—	—
Provision for credit losses	—	—	(4)	—	—	—
Included in OCI	—	—	(262)	—	(1)	—
Purchases/originations	85	—	1,087	4	31	—
Repayments	—	—	—	—	—	(4)
Settlements	(56)	—	(1,045)	(1)	(26)	—
Closing balance	$ 494	$ (2)	$ 3,248	$ 20	$ 74	$ 16
Change in unrealized gains or losses for the period included in earnings for assets held at end of the reporting date	$ 114	$ (8)	$ —	$ —	$ —	$ —
Change in unrealized gains or losses for the period included in other comprehensive income for assets held at the end of the reporting period	—	—	(257)	—	(1)	—

| | | | Level 3 Fair Value Measurements | | | |
| | | | Available-for-sale securities | | | |
(dollar amounts in millions)	MSRs	Derivative instruments	Municipal securities	Private-label CMO	Asset-backed securities	Loans held for investment
Year Ended December 31, 2021						
Opening balance	$ 210	$ 41	$ 2,951	$ 9	$ 10	$ 23
Transfers out of Level 3 (1)	—	(132)	—	—	—	—
Total gains/losses for the period:						
Included in earnings:						
Mortgage banking income	27	88	—	—	—	—
Interest and fee income	—	—	(1)	(2)	—	—
Included in OCI	—	—	(46)	—	—	—
Purchases/originations/acquisitions	194	7	1,835	11	115	—
Sales	—	—	(369)	—	—	—
Repayments	—	—	—	—	—	(4)
Settlements	(80)	—	(893)	2	(55)	—
Closing balance	$ 351	$ 4	$ 3,477	$ 20	$ 70	$ 19
Change in unrealized gains or losses for the period included in earnings for assets held at end of the reporting date	$ 27	$ (41)	$ —	$ —	$ —	$ —
Change in unrealized gains or losses for the period included in other comprehensive income for assets held at the end of the reporting period	—	—	(47)	—	—	—

(dollar amounts in millions)	Level 3 Fair Value Measurements					
			Available-for-sale securities			
	MSRs	Derivative instruments	Municipal securities	Private label CMO	Asset-backed securities	Loans held for investment
Year Ended December 31, 2020						
Opening balance	$ 7	$ 6	$ 2,999	$ 2	$ 48	$ 26
Fair value election for servicing assets previously measured using the amortized method	205	—	—	—	—	—
Transfers out of Level 3 (1)	—	(198)	—	—	—	—
Total gains/losses for the period:						
Included in earnings:						
Mortgage banking income	(104)	233	—	—	—	—
Interest and fee income	—	—	(2)	—	—	—
Included in OCI	—	—	65	—	—	—
Purchases/originations	102	—	623	7	28	—
Repayments	—	—	—	—	—	(3)
Settlements	—	—	(734)	—	(66)	—
Closing balance	$ 210	$ 41	$ 2,951	$ 9	$ 10	$ 23
Change in unrealized gains or losses for the period included in earnings (or changes in net assets) for assets held at end of the reporting date	$ (104)	$ 34	$ —	$ —	$ —	$ —
Change in unrealized gains or losses for the period included in other comprehensive income for assets held at the end of the reporting period	—	—	68	—	—	—

(1) Transfers out of Level 3 represent the settlement value of the derivative instruments (i.e., interest rate lock agreements) that are transferred to loans held for sale, which is classified as Level 2.

Assets and liabilities under the fair value option

The following table presents the fair value and aggregate principal balance of certain assets and liabilities under the fair value option:

(dollar amounts in millions)	Total Loans			Loans that are 90 or more days past due		
	Fair value carrying amount	Aggregate unpaid principal	Difference	Fair value carrying amount	Aggregate unpaid principal	Difference
At December 31, 2022						
Assets						
Loans held for sale	$ 520	$ 513	$ 7	$ —	$ —	$ —
Loans held for investment	185	190	(5)	11	11	—
At December 31, 2021						
Assets						
Loans held for sale	$ 1,270	$ 1,237	$ 33	$ —	$ —	$ —
Loans held for investment	171	177	$ (6)	4	4	—

The following table presents the net (losses) gains from fair value changes:

(dollar amounts in millions)	Net (losses) gains from fair value changes Year Ended December 31,		
	2022	2021	2020
Assets			
Loans held for sale (1)	$ (26)	$ (31)	$ 38
Loans held for investment	1	(1)	1

(1) The net (losses) gains from fair value changes are included in Mortgage banking income on the Consolidated Statements of Income.

Assets and Liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities may be required to be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets and liabilities are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. The gains (losses) represent the amounts recorded during the period regardless of whether the asset is still held at period end.

The amounts measured at fair value on a nonrecurring basis were as follows:

	Fair Value Measurements Using Significant Other Unobservable Inputs (Level 3)		Total Gains/(Losses) Year Ended		
(dollar amounts in millions)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2020
Collateral-dependent loans	$ 16	$ 39	$ (1)	$ (4)	$ (43)
Loans held for sale	—	—	—	—	(63)

Huntington records nonrecurring adjustments of collateral-dependent loans held for investment. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. Appraisals are generally obtained to support the fair value of the collateral and incorporate measures such as recent sales prices for comparable properties and cost of construction. Periodically, in cases where the carrying value exceeds the fair value of the collateral less cost to sell, an impairment charge is recognized in the form of a charge-off.

Significant unobservable inputs for assets and liabilities measured at fair value on a recurring and nonrecurring basis

The following table presents quantitative information about the significant unobservable inputs for assets and liabilities measured at fair value on a recurring and nonrecurring basis:

		Quantitative Information about Level 3 Fair Value Measurements				
			At December 31, 2022(1)		At December 31, 2021(1)	
(dollar amounts in millions)	Valuation Technique	Significant Unobservable Input	Range	Weighted Average	Range	Weighted Average
Measured at fair value on a recurring basis:						
MSRs	Discounted cash flow	Constant prepayment rate	5 % - 40 %	7 %	8 % - 23 %	12 %
		Spread over forward interest rate swap rates	5 % - 13 %	6 %	3 % - 11 %	5 %
Municipal securities and asset-backed securities	Discounted cash flow	Discount rate	5 % - 5 %	5 %	— % - 2 %	1 %
		Cumulative default	— % - 64 %	7 %	— % - 64 %	5 %
		Loss given default	20 % - 20 %	20 %	5 % - 80 %	23 %

(1) Certain disclosures related to quantitative level 3 fair value measurements do not include those deemed to be immaterial.

The following provides a general description of the impact of a change in an unobservable input on the fair value measurement and the interrelationship between unobservable inputs, where relevant/significant. Interrelationships may also exist between observable and unobservable inputs.

Credit loss estimates, such as probability of default, constant default, cumulative default, loss given default, cure given deferral, and loss severity, are driven by the ability of the borrowers to pay their loans and the value of the underlying collateral and are impacted by changes in macroeconomic conditions, typically increasing when economic conditions worsen and decreasing when conditions improve. An increase in the estimated prepayment rate typically results in a decrease in estimated credit losses and vice versa. Higher credit loss estimates generally result in lower fair values. Credit spreads generally increase when liquidity risks and market volatility increase and decrease when liquidity conditions and market volatility improve.

Discount rates and spread over forward interest rate swap rates typically increase when market interest rates increase and/or credit and liquidity risks increase, and decrease when market interest rates decline and/or credit and liquidity conditions improve. Higher discount rates and credit spreads generally result in lower fair market values.

Fair values of financial instruments

Many of the assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management. These estimations necessarily involve the use of judgment about a wide variety of factors, including, but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.

The short-term nature of certain assets and liabilities result in their carrying value approximating fair value. These include trading account securities, customers' acceptance liabilities, short-term borrowings, bank acceptances outstanding, FHLB advances, and cash and short-term assets, which include cash and due from banks, interest-bearing deposits in banks, interest-bearing deposits at the Federal Reserve Bank, and federal funds sold. Loan commitments and letters-of-credit generally have short-term, variable-rate features and contain clauses that limit Huntington's exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value.

Certain assets, the most significant being operating lease assets, bank owned life insurance, and premises and equipment, do not meet the definition of a financial instrument and are excluded from this disclosure. Similarly, mortgage servicing rights and relationship intangibles are not considered financial instruments and are not included below. Accordingly, this fair value information is not intended to, and does not, represent Huntington's underlying value.

The following table provides the carrying amounts and estimated fair values of Huntington's financial instruments:

(dollar amounts in millions)	Amortized Cost	Lower of Cost or Market	Fair Value or Fair Value Option	Total Carrying Amount	Estimated Fair Value
At December 31, 2022					
Financial Assets					
Cash and short-term assets	$ 6,918	$ —	$ —	$ 6,918	$ 6,918
Trading account securities	—	—	19	19	19
Available-for-sale securities	—	—	23,423	23,423	23,423
Held-to-maturity securities	17,052	—	—	17,052	14,754
Other securities	822	—	32	854	854
Loans held for sale	—	9	520	529	529
Net loans and leases (1)	117,217	—	185	117,402	112,591
Derivative assets	—	—	356	356	356
Assets held in trust for deferred compensation plans	—	—	155	155	155
Financial Liabilities					
Deposits	147,914	—	—	147,914	147,796
Short-term borrowings	2,027	—	—	2,027	2,027
Long-term debt	9,686	—	—	9,686	9,564
Derivative liabilities	—	—	992	992	992
At December 31, 2021					
Financial Assets					
Cash and short-term assets	$ 5,914	$ —	$ —	$ 5,914	$ 5,914
Trading account securities	—	—	46	46	46
Available-for-sale securities	—	—	28,460	28,460	28,460
Held-to-maturity securities	12,447	—	—	12,447	12,489
Other securities	576	—	72	648	648
Loans held for sale	—	406	1,270	1,676	1,621
Net loans and leases (1)	109,066	—	171	109,237	109,695
Derivative assets	—	—	600	600	600
Assets held in trust for deferred compensation plans	—	—	156	156	156
Financial Liabilities					
Deposits	143,263	—	—	143,263	143,574
Short-term borrowings	334	—	—	334	334
Long-term debt	7,108	—	—	7,108	7,319
Derivative liabilities	—	—	119	119	119

(1)   Includes collateral-dependent loans.

The following table presents the level in the fair value hierarchy for estimated fair values:

| (dollar amounts in millions) | Estimated Fair Value Measurements at Reporting Date Using | | | Netting | Presented Balance |
	Level 1	Level 2	Level 3	Adjustments (1)	
At December 31, 2022					
Financial Assets					
Trading account securities	$ —	$ 19	$ —	$ —	$ 19
Available-for-sale securities	103	19,978	3,342	—	23,423
Held-to-maturity securities	—	14,754	—	—	14,754
Other securities (2)	31	1	—	—	32
Loans held for sale	—	520	9	—	529
Net loans and leases	—	169	112,422	—	112,591
Derivative assets	—	2,161	3	(1,808)	356
Financial Liabilities					
Deposits	—	142,081	5,715	—	147,796
Short-term borrowings	—	2,027	—	—	2,027
Long-term debt	—	8,680	884	—	9,564
Derivative liabilities	—	2,332	5	(1,345)	992
At December 31, 2021					
Financial Assets					
Trading account securities	$ —	$ 46	$ —	$ —	$ 46
Available-for-sale securities	5	24,888	3,567	—	28,460
Held-to-maturity securities	—	12,489	—	—	12,489
Other securities (2)	65	7	—	—	72
Loans held for sale	—	1,270	351	—	1,621
Net loans and leases	—	152	109,543	—	109,695
Derivative assets	—	1,055	10	(465)	600
Financial Liabilities					
Deposits	—	139,047	4,527	—	143,574
Short-term borrowings	—	334	—	—	334
Long-term debt	—	6,441	878	—	7,319
Derivative liabilities	—	737	6	(624)	119

(1) Amounts represent the impact of legally enforceable master netting agreements that allow the Company to settle positive and negative positions and cash collateral held or placed with the same counterparties.
(2) Excludes securities without readily determinable fair values.

20. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are recorded in the Consolidated Balance Sheets as either an asset or a liability (in other assets or other liabilities, respectively) and measured at fair value.

Derivative financial instruments can be designated as accounting hedges under GAAP. Designating a derivative as an accounting hedge allows Huntington to recognize gains and losses on the hedging instruments in the income statement line item where the gains and losses on the hedged item are recognized. Gains and losses on derivatives that are not designated in an effective hedge relationship under GAAP immediately impact earnings within the period they occur.

The following table presents the fair values and notional values of all derivative instruments included in the Consolidated Balance Sheets. Amounts in the table below are presented gross without the impact of any net collateral arrangements.

(dollar amounts in millions)	At December 31, 2022			At December 31, 2021		
	Notional Value	Asset	Liability	Notional Value	Asset	Liability
Derivatives designated as Hedging Instruments						
Interest rate contracts	$ 42,461	$ 1,008	$ 1,145	$ 21,306	$ 258	$ 32
Foreign exchange contracts	202	2	—	210	1	—
Derivatives not designated as Hedging Instruments						
Interest rate contracts	37,562	968	1,008	45,286	587	498
Foreign exchange contracts	4,889	68	68	3,524	29	31
Commodities contracts	762	114	113	1,077	178	177
Equity contracts	636	4	3	685	12	5
Total Contracts	$ 86,512	$ 2,164	$ 2,337	$ 72,088	$ 1,065	$ 743

The following table presents the amount of gain or loss recognized in income for derivatives not designated as hedging instruments under ASC Subtopic 815-10 in the Consolidated Income Statement.

(dollar amounts in millions)	Location of Gain or (Loss) Recognized in Income on Derivatives	Year Ended December 31,		
		2022	2021	2020
Interest rate contracts:				
Customer	Capital markets fees	$ 47	$ 50	$ 47
Mortgage banking	Mortgage banking income	(109)	(26)	52
Interest rate floors	Interest and fee income on loans and leases	—	(8)	(2)
Interest rate caps	Interest expense on long-term debt	—	89	5
Foreign exchange contracts	Capital markets fees	45	32	27
Commodities contracts	Capital markets fees	5	3	4
Equity contracts	Other noninterest expense	(9)	(8)	(4)
Total		$ (21)	$ 132	$ 129

Derivatives used in asset and liability management activities

Huntington engages in balance sheet hedging activity, principally for asset and liability management purposes. Balance sheet hedging activity is generally arranged to receive hedge accounting treatment that can be classified as either fair value or cash flow hedges. Fair value hedges are executed to hedge changes in fair value of outstanding fixed-rate debt and investment securities caused by fluctuations in market interest rates. Cash flow hedges are executed to modify interest rate characteristics of designated commercial loans in order to reduce the impact of changes in future cash flows due to market interest rate changes.

The following table presents the gross notional values of derivatives used in Huntington's asset and liability management activities, identified by the underlying interest rate-sensitive instruments:

	At December 31, 2022			
(dollar amounts in millions)	Fair Value Hedges	Cash Flow Hedges	Economic Hedges	Total
Instruments associated with:				
Investment securities	$ 10,407	$ —	$ —	$ 10,407
Loans	—	24,325	175	24,500
Long-term debt	7,729	—	—	7,729
Total notional value at December 31, 2022	$ 18,136	$ 24,325	$ 175	$ 42,636

	At December 31, 2021			
(dollar amounts in millions)	Fair Value Hedges	Cash Flow Hedges	Economic Hedges	Total
Instruments associated with:				
Investment securities	$ 8,228	$ —	$ —	$ 8,228
Loans	—	11,150	271	11,421
Long-term debt	1,928	—	—	1,928
Total notional value at December 31, 2021	$ 10,156	$ 11,150	$ 271	$ 21,577

These derivative financial instruments were entered into for the purpose of managing the interest rate risk of assets and liabilities. Net amounts receivable or payable on contracts hedging either interest earning assets or interest bearing liabilities were accrued as an adjustment to either interest income or interest expense. Adjustments to interest income were also recorded for the amounts related to the amortization of premiums for swaption collars, floors, and forward-starting floors that were excluded from the hedge effectiveness, changes in the fair value of economic hedges, as well as the amounts related to terminated hedges reclassified from AOCI. The net amounts resulted in an increase to net interest income of $76 million, $337 million, and $239 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Fair Value Hedges

The changes in fair value of the fair value hedges are recorded through earnings and offset against changes in the fair value of the hedged item.

Huntington has designated $9.5 billion of interest rate swaps as fair value hedges of fixed-rate investment securities using the portfolio layer method. This approach allows the Company to designate as the hedged item a stated amount of the assets that are not expected to be affected by prepayments, defaults and other factors affecting the timing and amount of cash flows. The fair value portfolio level basis adjustment on our hedged mortgage-backed securities portfolio has not been attributed to the individual available-for-sale securities in our Consolidated Statements of Financial Condition. Huntington has also designated $869 million of interest rate swaps as fair value hedges of fixed-rate corporate bonds.

The following table presents the change in fair value for derivatives designated as fair value hedges as well as the offsetting change in fair value on the hedged item.

	Year Ended December 31,		
(dollar amounts in millions)	2022	2021	2020
Interest rate contracts			
Change in fair value of interest rate swaps hedging investment securities (1)	$ 875	$ 108	$ 6
Change in fair value of hedged investment securities (1)	(862)	(114)	3
Change in fair value of interest rate swaps hedging long-term debt (2)	(300)	(184)	113
Change in fair value of hedged long term debt (2)	300	187	(118)

(1) Recognized in Interest income—available-for-sale securities—taxable in the Consolidated Statements of Income.
(2) Recognized in Interest expense - long-term debt in the Consolidated Statements of Income.

The following amounts were recorded on the balance sheet related to cumulative basis adjustments for fair value hedges.

(dollar amounts in millions)	Amortized Cost		Cumulative Amount of Fair Value Hedging Adjustment To Hedged Items	
	At December 31,		At December 31,	
	2022	2021	2022	2021
Assets				
Investment securities (1)	$ 18,029	$ 17,150	$ (979)	$ (117)
Liabilities				
Long-term debt (2)	7,175	1,981	(256)	45

(1) Amounts include the amortized cost basis of closed portfolios used to designate hedging relationships under the portfolio layer method. The hedged item is a layer of the closed portfolio which is expected to be remaining at the end of the hedging relationship. As of December 31, 2022, the amortized cost basis of the closed portfolios used in these hedging relationships was $17.2 billion, the cumulative basis adjustments associated with these hedging relationships was $849 million and represented a reduction to the amortized cost, and the amounts of the designated hedging instruments were $9.5 billion.

(2) Excluded from the above table are the cumulative amount of fair value hedge adjustments remaining for long-term debt for which hedge accounting has been discontinued in the amounts of $(70) million at December 31, 2022 and $17 million at December 31, 2021.

Cash Flow Hedges

At December 31, 2022, Huntington had $24.3 billion of interest rate swaps and swaption collars. These are designated as cash flow hedges for variable rate commercial loans. The change in the fair value of a derivative instrument designated as a cash flow hedge is initially recognized in OCI and is reclassified into income when the hedged item impacts earnings. The initial premium paid for the interest rate swaption collar contracts represents the time value of the contracts and is not included in the measurement of hedge effectiveness. Any change in fair value related to time value is recognized in OCI. The initial premium paid is amortized on a straight line basis as a reduction to interest income over the contractual life of these contracts.

Gains and (losses) on interest rate floors, floor spreads, and swaps recognized in other comprehensive income (loss) after-tax were $(695) million and $(192) million for the year ended December 31, 2022 and December 31, 2021, respectively.

At December 31, 2022, the net gains recognized in AOCI that are expected to be reclassified into earnings within the next 12 months were $10 million.

Derivatives used in mortgage banking activities

Mortgage loan origination hedging activity

Huntington's mortgage origination hedging activity is related to economically hedging Huntington's mortgage pricing commitments to customers and the secondary sale to third parties. The value of a newly originated mortgage is not firm until the interest rate is committed or locked. Forward commitments to sell economically hedge the possible loss on interest rate lock commitments due to interest rate change. The position of these derivatives was a net liability of $3 million and a net asset of $15 million at December 31, 2022 and December 31, 2021, respectively. At December 31, 2022 and December 31, 2021, Huntington had commitments to sell residential real estate loans of $766 million and $2.1 billion, respectively. These contracts mature in less than one year.

MSR hedging activity

Huntington's MSR economic hedging activity uses securities and derivatives to manage the value of the MSR asset and to mitigate the various types of risk inherent in the MSR asset, including risks related to duration, basis, convexity, volatility, and yield curve. The hedging instruments include forward commitments, TBA securities, Treasury futures contracts, interest rate swaps, and options on interest rate swaps.

MSR hedging trading assets and liabilities are included in other assets and other liabilities, respectively, in the Consolidated Balance Sheets. Trading (losses) gains are included in mortgage banking income in the Consolidated Statement of Income. The notional value of the derivative financial instruments, the corresponding trading assets and liabilities positions, and net trading (losses) gains related to MSR hedging activity is summarized in the following table:

	At December 31,	
(dollar amounts in millions)	2022	2021
Notional value	$ 1,120	$ 1,330
Trading assets	4	19
Trading liabilities	(78)	—

	Year December 31,		
(dollar amounts in millions)	2022	2021	2020
Trading (losses) gains	$ (109)	$ (26)	$ 52

Derivatives used in customer related activities

Various derivative financial instruments are offered to enable customers to meet their financing and investing objectives and for their risk management purposes. Derivative financial instruments used in customer related activities consist of commodity, interest rate, and foreign exchange contracts. Huntington enters into offsetting third-party contracts with approved, reputable counterparties with substantially matching terms and currencies in order to economically hedge significant exposure related to derivatives used in customer related activities.

The interest rate or price risk of customer derivatives is mitigated by entering into similar derivatives having offsetting terms with other counterparties. The credit risk to these customers is evaluated and included in the calculation of fair value. Foreign currency derivatives help the customer hedge risk and reduce exposure to fluctuations in exchange rates. Transactions are primarily in liquid currencies with Canadian dollars and Euros comprising a majority of all transactions. Commodity derivatives help the customer hedge risk and reduce exposure to fluctuations in the price of various commodities. Hedging of energy-related products and base metals comprise the majority of these transactions.

The net fair values of these derivative financial instruments, for which the gross amounts are included in other assets or other liabilities at December 31, 2022 and December 31, 2021, were $59 million and $51 million, respectively. The total notional values of derivative financial instruments used by Huntington on behalf of customers, including offsetting derivatives, were $40.7 billion and $45.1 billion at December 31, 2022 and December 31, 2021, respectively. Huntington's credit risk from customer derivatives was $118 million and $551 million at the same dates, respectively.

Financial assets and liabilities that are offset in the Consolidated Balance Sheets

Huntington records derivatives at fair value as further described in Note 19 "Fair Values of Assets and Liabilities."

Derivative balances are presented on a net basis taking into consideration the effects of legally enforceable master netting agreements. Additionally, collateral exchanged with counterparties is also netted against the applicable derivative fair values. Huntington enters into derivative transactions with two primary groups: broker-dealers and banks, and Huntington's customers. Different methods are utilized for managing counterparty credit exposure and credit risk for each of these groups.

Huntington enters into transactions with broker-dealers and banks for various risk management purposes. These types of transactions generally are high dollar volume. Huntington enters into collateral and master netting agreements with these counterparties, and routinely exchanges cash and high quality securities collateral. Huntington enters into transactions with customers to meet their financing, investing, payment and risk management needs. These types of transactions generally are low dollar volume. Huntington enters into master netting agreements with customer counterparties; however, collateral is generally not exchanged with customer counterparties.

In addition to the customer derivative credit exposure, aggregate credit risk associated with broker-dealer and bank derivative transactions, net of collateral that has been pledged by the counterparty, was $227 million and $44 million at December 31, 2022 and December 31, 2021, respectively. The credit risk associated with derivatives is calculated after considering master netting agreements and is reduced by collateral that has been pledged by the counterparty.

At December 31, 2022, Huntington pledged $236 million of investment securities and cash collateral to counterparties, while other counterparties pledged $574 million of investment securities and cash collateral to Huntington to satisfy collateral netting agreements. In the event of credit downgrades, Huntington would not be required to provide additional collateral.

The following tables present the gross amounts of these assets and liabilities with any offsets to arrive at the net amounts recognized in the Consolidated Balance Sheets.

Offsetting of Financial Assets and Derivative Assets

(dollar amounts in millions)	Gross amounts of recognized assets	Gross amounts offset in the consolidated balance sheets	Net amounts of assets presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets		Net amount
				Financial instruments	Cash collateral received	
At December 31, 2022	$ 2,164	$ (1,808)	$ 356	$ (7)	$ (56)	$ 293
At December 31, 2021	1,065	(465)	600	(65)	(31)	504

Offsetting of Financial Liabilities and Derivative Liabilities

(dollar amounts in millions)	Gross amounts of recognized liabilities	Gross amounts offset in the consolidated balance sheets	Net amounts of liabilities presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets		Net amount
				Financial instruments	Cash collateral delivered	
At December 31, 2022	$ 2,337	$ (1,345)	$ 992	$ (79)	$ (118)	$ 795
At December 31, 2021	743	(624)	119	(3)	(116)	—

21. Variable Interest Entities

Unconsolidated VIEs

The following tables provide a summary of the assets and liabilities included in Huntington's Consolidated Financial Statements, as well as the maximum exposure to losses, associated with its interests related to unconsolidated VIEs for which Huntington holds an interest in, but is not the primary beneficiary of, the VIE.

	At December 31, 2022		
(dollar amounts in millions)	Total Assets	Total Liabilities	Maximum Exposure to Loss
Affordable Housing Tax Credit Partnerships	$ 2,036	$ 1,260	$ 2,036
Trust Preferred Securities	14	248	—
Other Investments	522	141	522
Total	$ 2,572	$ 1,649	$ 2,558

	At December 31, 2021		
(dollar amounts in millions)	Total Assets	Total Liabilities	Maximum Exposure to Loss
Affordable Housing Tax Credit Partnerships	$ 1,652	$ 949	$ 1,652
Trust Preferred Securities	14	248	—
Other Investments	484	146	484
Total	$ 2,150	$ 1,343	$ 2,136

Trust-Preferred Securities

Huntington has certain trusts whose assets, liabilities, equity, income, and expenses are not included within Huntington's Consolidated Financial Statements. These trusts have been formed for the sole purpose of issuing trust-preferred securities, from which the proceeds are then invested in Huntington junior subordinated debentures, which are reflected in Huntington's Consolidated Balance Sheet as long-term debt. Refer to Note 11 "Borrowings" for the outstanding amount of debentures issued to each trust and corresponding trust securities. The trust securities are the obligations of the trusts, and as such, are not consolidated within Huntington's Consolidated Financial Statements.

Each issue of the junior subordinated debentures has an interest rate equal to the corresponding trust securities distribution rate. Huntington has the right to defer payment of interest on the debentures at any time, or from time-to-time for a period not exceeding five years provided that no extension period may extend beyond the stated maturity of the related debentures. During any such extension period, distributions to the trust securities will also be deferred and Huntington's ability to pay dividends on its common stock will be restricted. Periodic cash payments and payments upon liquidation or redemption with respect to trust securities are guaranteed by Huntington to the extent of funds held by the trusts. The guarantee ranks subordinate and junior in right of payment to all indebtedness of the Company to the same extent as the junior subordinated debt. The guarantee does not place a limitation on the amount of additional indebtedness that may be incurred by Huntington.

Affordable Housing Tax Credit Partnerships

Huntington makes certain equity investments in various limited partnerships that sponsor affordable housing projects utilizing the LIHTC pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate the sale of additional affordable housing product offerings, and to assist in achieving goals associated with the Community Reinvestment Act. The primary activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants. Generally, these types of investments are funded through a combination of debt and equity.

Huntington uses the proportional amortization method to account for a majority of its investments in these entities. These investments are included in other assets. Investments that do not meet the requirements of the proportional amortization method are accounted for using the equity method. Investment losses are included in Other noninterest income in the Consolidated Statements of Income.

The following table presents the balances of Huntington's affordable housing tax credit investments and related unfunded commitments.

	At December 31,			
(dollar amounts in millions)	2022		2021	
Affordable housing tax credit investments	$	2,891	$	2,376
Less: amortization		(855)		(724)
Net affordable housing tax credit investments	$	2,036	$	1,652
Unfunded commitments	$	1,260	$	949

The following table presents other information relating to Huntington's affordable housing tax credit investments.

	Year Ended December 31,					
(dollar amounts in millions)	2022		2021		2020	
Tax credits and other tax benefits recognized	$	203	$	144	$	113
Proportional amortization expense included in provision for income taxes		170		126		97

There was no impairment recognized for the years ended December 31, 2022 and 2021, and 2020.

Other Investments

Other investments determined to be VIE's include investments in Small Business Investment Companies, Historic Tax Credit Investments, certain equity method investments, renewable energy financings, and other miscellaneous investments.

22. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments to extend credit

In the ordinary course of business, Huntington makes various commitments to extend credit that are not reflected in the Consolidated Financial Statements. The contract amounts of these financial agreements were as follows:

	At December 31,	
(dollar amounts in millions)	2022	2021
Contract amount representing credit risk		
Commitments to extend credit:		
Commercial	$ 32,500	$ 27,933
Consumer	19,064	18,513
Commercial real estate	3,393	3,042
Standby letters of credit and guarantees on industrial revenue bonds	714	694
Commercial letters of credit	15	36

Commitments to extend credit generally have fixed expiration dates, are variable-rate, and contain clauses that permit Huntington to terminate or otherwise renegotiate the contracts in the event of a significant deterioration in the customer's credit quality. These arrangements normally require the payment of a fee by the customer, the pricing of which is based on prevailing market conditions, credit quality, probability of funding, and other relevant factors. Since many of these commitments are expected to expire without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements. The interest rate risk arising from these financial instruments is insignificant as a result of their predominantly short-term, variable-rate nature. Collateral to secure any funding of these commitments predominately consists of residential and commercial real estate mortgage loans.

Standby letters of credit and guarantees on industrial revenue bonds are conditional commitments issued to guarantee the performance of a customer to a third-party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most of these arrangements mature within two years. Since the conditions under which Huntington is required to fund these commitments may not materialize, the cash requirements are expected to be less than the total outstanding commitments. The carrying amount of deferred revenue associated with these guarantees was $27 million and $7 million at December 31, 2022 and December 31, 2021, respectively.

Commercial letters of credit represent short-term, self-liquidating instruments that facilitate customer trade transactions and generally have maturities of no longer than 90 days. The goods or cargo being traded normally secure these instruments.

Litigation and Regulatory Matters

In the ordinary course of business, Huntington is or may be a defendant in or party to pending and threatened legal and regulatory actions and proceedings.

In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, Huntington generally cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines, or penalties related to each matter may be.

Huntington establishes an accrued liability when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Huntington thereafter continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

For certain matters, Huntington is able to estimate a range of possible loss. In cases in which Huntington possesses information to estimate a range of possible loss, that estimate is aggregated and disclosed below. There may be other matters for which a loss is probable or reasonably possible but such an estimate of the range of possible loss may not be possible. For those matters where an estimate of the range of possible loss is possible, management currently estimates the aggregate range of reasonably possible loss is $0 to $10 million at December 31, 2022 in excess of the accrued liability (if any) related to those matters. This estimated range of possible loss is based upon currently available information and is subject to significant judgment, a variety of assumptions, and known and unknown uncertainties. The matters underlying the estimated range will change from time to time, and actual results may vary significantly from the current estimate. The estimated range of possible loss does not represent Huntington's maximum loss exposure.

Based on current knowledge, management does not believe that loss contingencies arising from pending matters will have a material adverse effect on the consolidated financial position of Huntington. Further, management believes that amounts accrued are adequate to address Huntington's contingent liabilities. However, in light of the inherent uncertainties involved in these matters, some of which are beyond Huntington's control, and the large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to Huntington's results of operations for any particular reporting period.

23. OTHER REGULATORY MATTERS

Huntington and the Bank are subject to certain risk-based capital and leverage ratio requirements under the U.S. Basel III capital rules adopted by the Federal Reserve, for Huntington, and by the OCC, for the Bank. These rules implement the Basel III international regulatory capital standards in the United States, as well as certain provisions of the Dodd-Frank Act. These quantitative calculations are minimums, and the Federal Reserve and OCC may determine that a banking organization, based on its size, complexity, or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Under the U.S. Basel III capital rules, Huntington's and the Bank's assets, exposures and certain off-balance sheet items are subject to risk weights used to determine the institutions' risk-weighted assets.

Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. Failure to be well-capitalized or to meet minimum capital requirements could also result in restrictions on Huntington's or the Bank's ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications.

In addition to meeting the minimum capital requirements, under the U.S. Basel III capital rules Huntington and the Bank must also maintain the applicable capital buffer requirements, SCB or CCB, to avoid becoming subject to restrictions on capital distributions and certain discretionary bonus payments to management.

As of December 31, 2022, Huntington's and the Bank's regulatory capital ratios were above the well-capitalized standards and met the applicable capital buffer requirements. Please refer to the table below for a summary of Huntington's and the Bank's regulatory capital ratios.

(dollar amounts in millions)		Minimum Regulatory Capital Ratios	Minimum Ratio+ Capital Buffer (1) At December 31,		Well-Capitalized Minimums	Basel III At December 31,			
			2022	2021		2022		2021	
						Ratio	Amount	Ratio	Amount
CET1 risk-based capital	Consolidated	4.50 %	7.80 %	7.00 %	N/A	9.36 % $	13,290	9.33 % $	12,249
	Bank	4.50	7.00	7.00	6.50 %	9.98	14,133	10.15	13,261
Tier 1 risk-based capital	Consolidated	6.00	9.30	8.50	6.00	10.90	15,467	10.99	14,426
	Bank	6.00	8.50	8.50	8.00	10.83	15,334	11.06	14,445
Total risk-based capital	Consolidated	8.00	11.30	10.50	10.00	13.09	18,573	13.14	17,246
	Bank	8.00	10.50	10.50	10.00	12.47	17,647	12.58	16,427
Tier 1 leverage	Consolidated	4.00	N/A	N/A	N/A	8.60	15,467	8.56	14,426
	Bank	4.00	N/A	N/A	5.00	8.54	15,334	8.60	14,445

(1) The SCB, applicable to Huntington, was 3.3% and 2.5% at December 31, 2022 and December 31, 2021, respectively. The CCB, applicable to the Bank, was 2.5% at both December 31, 2022 and December 31, 2021.

Huntington and its subsidiaries are also subject to various regulatory requirements that impose restrictions on cash, debt, and dividends. The Bank is required to maintain cash reserves based on the level of certain of its deposits. This reserve requirement may be met by holding cash in banking offices or on deposit at the Federal Reserve Bank. At December 31, 2022, the balance of these deposits was $4.9 billion.

Under current Federal Reserve regulations, the Bank is limited as to the amount and type of loans it may make to the parent company and nonbank subsidiaries. At December 31, 2022, the Bank could lend $1.8 billion to a single affiliate, subject to the qualifying collateral requirements defined in the regulations.

Dividends from the Bank are one of the major sources of funds for the Company. These funds aid the Company in the payment of dividends to shareholders, expenses, and other obligations. Payment of dividends and/or return of capital to the parent company is subject to various legal and regulatory limitations. Also, there are statutory and regulatory limitations on the ability of national banks to pay dividends or make other capital distributions.

24. PARENT-ONLY FINANCIAL STATEMENTS

The parent-only financial statements, which include transactions with subsidiaries, are as follows:

Balance Sheets

(dollar amounts in millions)	At December 31,		
	2022		2021
Assets			
Cash and due from banks	$ 3,525	$	2,832
Due from The Huntington National Bank	969		297
Due from non-bank subsidiaries	25		35
Investment in The Huntington National Bank	17,384		19,297
Investment in non-bank subsidiaries	242		217
Accrued interest receivable and other assets	664		544
Total assets	$ 22,809	$	23,222
Liabilities and shareholders' equity			
Long-term borrowings	$ 3,980	$	3,111
Dividends payable, accrued expenses, and other liabilities	1,098		815
Total liabilities	5,078		3,926
Shareholders' equity (1)	17,731		19,296
Total liabilities and shareholders' equity	$ 22,809	$	23,222

(1) See Consolidated Statements of Changes in Shareholders' Equity.

Statements of Income

(dollar amounts in millions)		Year Ended December 31,				
		2022		**2021**		**2020**
Income						
Dividends from:						
The Huntington National Bank	$	1,566	$	1,394	$	1,527
Non-bank subsidiaries		19		19		36
Interest from:						
The Huntington National Bank		16		3		4
Non-bank subsidiaries		1		1		1
Other		(1)		—		11
Total income		1,601		1,417		1,579
Expense						
Personnel costs		8		6		17
Interest on borrowings		107		60		115
Other		169		230		123
Total expense		284		296		255
Income before income taxes and equity in undistributed net income of subsidiaries		1,317		1,121		1,324
Provision (benefit) for income taxes		(44)		(56)		(46)
Income before equity in undistributed net income of subsidiaries		1,361		1,177		1,370
Increase (decrease) in undistributed net income (loss) of:						
The Huntington National Bank		853		97		(547)
Non-bank subsidiaries		24		21		(6)
Net income	$	2,238	$	1,295	$	817
Other comprehensive (loss) income (1)		(2,869)		(421)		448
Comprehensive (loss) income	$	(631)	$	874	$	1,265

(1) See Consolidated Statements of Comprehensive Income for other comprehensive (loss) income detail.

Statements of Cash Flows

(dollar amounts in millions)	Year Ended December 31,		
	2022	2021	2020
Operating activities			
Net income	$ 2,238	$ 1,295	$ 817
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	(877)	(118)	553
Depreciation and amortization	(22)	23	—
Other, net	(55)	(217)	89
Net cash provided by operating activities	1,284	983	1,459
Investing activities			
Repayments from subsidiaries	14	8	8
Advances to subsidiaries	(503)	(59)	(256)
(Purchases)/Proceeds from sale of securities	(20)	(28)	(1)
Net cash received from business combination	(194)	248	—
Other, net	(1)	—	—
Net cash (used for) provided by investing activities	(704)	169	(249)
Financing activities			
Net proceeds from issuance of medium-term notes	1,144	513	747
Payment of long-term debt	—	(1,508)	(800)
Dividends paid on common and preferred stock	(1,010)	(888)	(698)
Repurchases of common stock	—	(650)	(92)
Net proceeds from issuance of preferred stock	—	486	988
Payment to repurchase preferred stock	—	(700)	—
Other, net	(21)	(39)	(8)
Net cash provided by (used for) financing activities	113	(2,786)	137
Increase (decrease) in cash and cash equivalents	693	(1,634)	1,347
Cash and cash equivalents at beginning of year	2,832	4,466	3,119
Cash and cash equivalents at end of year	$ 3,525	$ 2,832	$ 4,466
Supplemental disclosure:			
Interest paid	$ 89	$ 71	$ 113

25. SEGMENT REPORTING

Huntington's business segments are based on our internally-aligned segment leadership structure, which is how management monitors results and assesses performance. The Company has four major business segments: Commercial Banking, Consumer and Business Banking, Vehicle Finance, Regional Banking and The Huntington Private Client Group (RBHPCG). The Treasury / Other function includes technology and operations, other unallocated assets, liabilities, revenue, and expense.

Business segment results are determined based upon Huntington's management reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is designed around the organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. Additionally, because of the interrelationships of the various segments, the information presented is not indicative of how the segments would perform if they operated as independent entities.

Revenue is recorded in the business segment responsible for the related product or service. Fee sharing is recorded to allocate portions of such revenue to other business segments involved in selling to, or providing service to, customers. Results of operations for the business segments reflect these fee sharing allocations.

The management process that develops the business segment reporting utilizes various estimates and allocation methodologies to measure the performance of the business segments. Expenses are allocated to business segments using a two-phase approach. The first phase consists of measuring and assigning unit costs (activity-based costs) to activities related to product origination and servicing. These activity-based costs are then extended, based on volumes, with the resulting amount allocated to business segments that own the related products. The second phase consists of the allocation of overhead costs to all four business segments from Treasury / Other. Huntington utilizes a full-allocation methodology, where all Treasury / Other expenses, except reported acquisition-related net expenses, if any, and a small amount of other residual unallocated expenses, are allocated to the four business segments.

The management policies and processes utilized in compiling segment financial information are highly subjective and, unlike financial accounting, are not based on authoritative guidance similar to GAAP. As a result, reported segment results are not necessarily comparable with similar information reported by other financial institutions. Furthermore, changes in management structure or allocation methodologies and procedures result in changes in reported segment financial data. Accordingly, certain amounts have been reclassified to conform to the current period presentation.

Huntington uses an active and centralized FTP methodology to attribute appropriate net interest income to the business segments. The intent of the FTP methodology is to transfer interest rate risk from the business segments by providing matched duration funding of assets and liabilities. The result is to centralize the financial impact, management, and reporting of interest rate risk in the Treasury / Other function where it can be centrally monitored and managed. The Treasury / Other function charges (credits) an internal cost of funds for assets held in (or pays for funding provided by) each business segment. The FTP rate is based on prevailing market interest rates for comparable duration assets (or liabilities).

Commercial Banking - The Commercial Banking segment provides expertise through bankers, capabilities, and digital channels, which include a comprehensive set of product offerings. Our target clients span from mid-market to large corporate (greater than $2 billion in revenue) across a national footprint. The Commercial Banking segment leverages internal partnerships for wealth management, trust, insurance, payments, and treasury management capabilities. The segment is divided into five business units: (1) Middle Market Banking, (2) Corporate, Specialty, and Government Banking, (3) Asset Finance, (4) Commercial Real Estate Banking, and (5) Capital Markets.

Consumer and Business Banking - The Consumer and Business Banking segment provides a wide array of financial products and services to consumer and small business customers including, but not limited to, checking accounts, savings accounts, money market accounts, CDs, investments, consumer loans, credit cards, and small business loans. Other financial services available to customers include mortgages, insurance, interest rate risk protection, foreign exchange, and treasury management. Business Banking is defined as serving companies with revenues up to $20 million. Consumer and Business Banking also supports origination and servicing of consumer loans and mortgages for customers who are generally located in our primary banking markets across all segments.

Vehicle Finance - Our products and services include providing financing to consumers for the purchase of automobiles, light-duty trucks, recreational vehicles, marine craft, and powersports at franchised and other select dealerships, and providing financing to franchised dealerships for the acquisition of new and used inventory. Products and services are delivered through highly specialized relationship-focused bankers and product partners.

Regional Banking and The Huntington Private Client Group - The core business of The Huntington Private Client Group is The Huntington Private Bank, which consists of Private Banking, Wealth & Investment Management, and Retirement Plan Services. The Huntington Private Bank provides high net-worth customers with deposit, lending (including specialized lending options), and banking services. The Huntington Private Bank also delivers wealth management and legacy planning through investment and portfolio management, fiduciary administration, and trust services. This group also provides retirement plan services to corporate businesses. The Huntington Private Client Group provides corporate trust services and institutional and mutual fund custody services.

Listed in the table below is certain operating basis financial information reconciled to Huntington's, reported results by business segment.

Income Statements (dollar amounts in millions)	Commercial Banking	Consumer & Business Banking	Vehicle Finance	RBHPCG	Treasury / Other	Huntington Consolidated
Year Ended December 31, 2022						
Net interest income	$ 1,879	$ 2,577	$ 477	$ 232	$ 108	$ 5,273
Provision for credit losses	28	161	83	17	—	289
Noninterest income	670	1,017	13	239	42	1,981
Noninterest expense	1,061	2,434	165	320	221	4,201
Provision (benefit) for income taxes	307	210	51	28	(81)	515
Income attributable to non-controlling interest	10	—	—	—	1	11
Net income attributable to Huntington Bancshares Inc	$ 1,143	$ 789	$ 191	$ 106	$ 9	$ 2,238
Year Ended December 31, 2021						
Net interest income	$ 1,284	$ 1,667	$ 468	$ 159	$ 524	$ 4,102
Provision for credit losses	4	91	(86)	16	—	25
Noninterest income	523	1,045	13	227	81	1,889
Noninterest expense	791	2,231	163	300	890	4,375
Provision (benefit) for income taxes	212	82	85	15	(100)	294
Income attributable to non-controlling interest	2	—	—	—	—	2
Net income attributable to Huntington Bancshares Inc	$ 798	$ 308	$ 319	$ 55	$ (185)	$ 1,295
Year Ended December 31, 2020						
Net interest income	$ 903	$ 1,436	$ 430	$ 160	$ 295	$ 3,224
Provision for credit losses	626	265	146	11	—	1,048
Noninterest income	364	945	9	201	72	1,591
Noninterest expense	542	1,774	141	243	95	2,795
Provision for income taxes	21	72	32	22	8	155
Net income	$ 78	$ 270	$ 120	$ 85	$ 264	$ 817

(dollar amounts in millions)	Assets at December 31,		Deposits at December 31,	
	2022	2021	2022	2021
Commercial Banking	$ 63,812	$ 57,071	$ 37,509	$ 31,845
Consumer & Business Banking	38,561	39,929	93,676	95,352
Vehicle Finance	21,461	20,752	1,136	1,401
RBHPCG	10,045	8,325	9,550	10,162
Treasury / Other	49,027	47,987	6,043	4,503
Total	$ 182,906	$ 174,064	$ 147,914	$ 143,263

Item 9: Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A: Controls and Procedures

Disclosure Controls and Procedures

Huntington maintains disclosure controls and procedures designed to ensure that the information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the Exchange Act), are recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Huntington's management, with the participation of its Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of Huntington's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based upon such evaluation, Huntington's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, Huntington's disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Information required by this item is set forth in the Report of Management's Assessment of Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Item 9B: Other Information

Not applicable.

Item 9C: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

We refer in Part III of this report to relevant sections of our 2023 Proxy Statement for the 2023 Annual Meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days of the close of our 2022 fiscal year. Portions of our 2023 Proxy Statement, including the sections we refer to in this report, are incorporated by reference into this report.

Item 10: Directors, Executive Officers, and Corporate Governance

Information required by this item is set forth under the captions Election of Directors, Our Executive Officers, Family Relationships, Delinquent Section 16(a) Reports, Codes of Ethics, Proposals by Shareholders for the 2024 Annual Meeting, Recommendations for Directorship, and Board Committee Information of our 2023 Proxy Statement, which is incorporated by reference into this item.

Item 11: Executive Compensation

Information required by this item is set forth under the captions Compensation of Executive Officers and Compensation of Directors of our 2023 Proxy Statement, which is incorporated by reference into this item.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information about Huntington common stock authorized for issuance under Huntington's existing equity compensation plans as of December 31, 2022.

Plan Category (1)	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (2)(3) (a)	Weighted-average exercise price of outstanding options, warrants, and rights (4) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (5) (c)
Equity compensation plans approved by security holders	38,998,458	$ 4.07	20,602,866
Equity compensation plans not approved by security holders	—	—	—
Total	38,998,458	$ 4.07	20,602,866

(1) All equity compensation plan authorizations for shares of common stock provide for the number of shares to be adjusted for stock splits, stock dividends, and other changes in capitalization. The Huntington 401(k) Plan, a broad-based plan qualified under Internal Revenue Code Section 401(a) which includes Huntington common stock as one of a number of investment options available to participants, is excluded from the table.

(2) The numbers in this column (a) reflect shares of common stock to be issued upon exercise of outstanding stock options and the vesting of outstanding awards of RSAs, RSUs, and PSUs, and the release of DSUs.

(3) As of December 31, 2022, an additional 2,274,680 common shares, at a weighted-average exercise price of $3.32, are to be issued upon exercise or vesting under the TCF Incentive Plan, which was assumed in the acquisition of TCF, is no longer active, and for which Huntington has not reserved the right to make subsequent grants or awards.

(4) The weighted-average exercise prices in this column are based on outstanding options and do not take into account unvested awards of RSAs, RSUs and PSUs and unreleased DSUs as these awards do not have an exercise price.

(5) The number of shares in this column (c) reflects the number of shares remaining available for future issuance under Huntington's 2018 Plan, excluding shares reflected in column (a). The number of shares in this column (c) does not include shares of common stock to be issued under the following compensation plans: the Executive Deferred Compensation Plan, which provides senior officers designated by the Human Resources and Compensation Committee the opportunity to defer up to 90% of base salary, annual bonus compensation and certain equity awards, and up to 90% of long-term incentive awards; the Supplemental Plan under which voluntary participant contributions made by payroll deduction are used to purchase shares; the Deferred Compensation for Huntington Bancshares Incorporated Directors under which directors may defer their director compensation and such amounts may be invested in shares of common stock; and the Deferred Compensation Plan for directors (now inactive) under which directors of selected subsidiaries may defer their director compensation and such amounts may be invested in shares of Huntington common stock. These plans do not contain a limit on the number of shares that may be issued under them.

The information related to item 403 of regulation S-K is set forth under the caption Ownership of Voting Stock of our 2023 Proxy Statement, which is incorporated by reference into this item.

Item 13: Certain Relationships and Related Transactions, and Director Independence

Information required by this item is set forth under the captions Review, Approval, or Ratification of Transactions with Related Persons and Independence of Directors of our 2023 Proxy Statement, which are incorporated by reference into this item.

Item 14: Principal Accounting Fees and Services

Information required by this item is set forth under the caption Audit Matters of our 2023 Proxy Statement which is incorporated by reference into this item.

PART IV

Item 15: Exhibits and Financial Statement Schedules

Financial Statements and Financial Statement Schedules

Our consolidated financial statements required in response to this Item are incorporated by reference from Item 8 of this Report.

Exhibits

Our exhibits listed on the Exhibit Index of this Form 10-K are filed with this Report or are incorporated herein by reference.

Item 16: 10-K Summary

Not applicable.

Exhibit Index

This report incorporates by reference the documents listed below that we have previously filed with the SEC. The SEC allows us to incorporate by reference information in this document. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

The SEC maintains an Internet web site that contains reports, proxy statements, and other information about issuers, like us, who file electronically with the SEC. The address of the site is *http://www.sec.gov*. The reports and other information filed by us with the SEC are also available free of charge at our Internet web site. The address of the site is *http://www.huntington.com*. Except as specifically incorporated by reference into this Annual Report on Form 10-K, information on those web sites is not part of this report. You also should be able to inspect reports, proxy statements, and other information about us at the offices of the Nasdaq National Market at 33 Whitehall Street, New York, New York 10004.

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit Reference
2.1	Agreement and Plan of Merger, dated as of December 13, 2020, by and between Huntington Bancshares Incorporated and TCF Financial Corporation	Current Report on Form 8-K dated December 17, 2020.	001-34073	2.1
3.1	Articles Supplementary of Huntington Bancshares Incorporated, as of January 18, 2019.	Current Report on Form 8-K dated January 16, 2019.	001-34073	3.1
3.2	Articles of Restatement of Huntington Bancshares Incorporated, as of January 18, 2019.	Current Report on Form 8-K dated January 16, 2019.	001-34073	3.2
3.3	Bylaws of Huntington Bancshares Incorporated, as amended and restated on January 16, 2019.	Current Report on Form 8-K dated January 16, 2019.	001-34073	3.3
3.4	Articles Supplementary of Huntington Bancshares Incorporated, as of February 5, 2021.	Current Report on Form 8-K dated February 5, 2021	001-34073	3.1
3.5	Articles Supplementary of Huntington Bancshares Incorporated, as of August 5, 2020.	Current Report on Form 8-K dated August 5, 2020.	001-34073	3.1
3.6	Articles Supplementary of Huntington Bancshares Incorporated, as of May 28, 2020.	Current Report on Form 8-K dated May 28, 2020.	001-34073	3.1
3.7	Articles Supplementary of Huntington Bancshares Incorporated, as of June 8, 2021	Current Report on Form 8-K dated June 8, 2021	001-34073	3.1
3.8	Articles of Amendment of Huntington Bancshares Incorporated to Articles of Restatement of Huntington Bancshares Incorporated, as of June 8, 2021	Current Report on Form 8-K dated June 8, 2021	001-34073	3.2
4.1	Instruments defining the Rights of Security Holders — reference is made to Articles Fifth, Eighth, and Tenth of Articles of Restatement of Charter, as amended and supplemented. Instruments defining the rights of holders of long-term debt will be furnished to the Securities and Exchange Commission upon request.			
4.2	Description of Securities	Annual Report on Form 10-K for the year ended December 31, 2021.	001-34073	4.2
10.1	* Form of Executive Agreement for certain executive officers.	Current Report on Form 8-K, dated November 28, 2012.	001-34073	10.3
10.2(P)	* Deferred Compensation Plan and Trust for Directors	Post-Effective Amendment No. 2 to Registration Statement on Form S-8 filed on January 28, 1991.	33-10546	4(a)
10.3	* The Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust, amended and restated, effective January 1, 2014.	Annual Report on Form 10-K for the year ended December 31, 2013.	001-34073	10.8
10.4	* Form of Employment Agreement between Stephen D. Steinour and Huntington Bancshares Incorporated effective December 1, 2012.	Current Report on Form 8-K dated November 28, 2012.	001-34073	10.1
10.5	* Form of Executive Agreement between Stephen D. Steinour and Huntington Bancshares Incorporated effective December 1, 2012.	Current Report on Form 8-K dated November 28, 2012.	001-34073	10.2
10.6	* Restricted Stock Unit Deferral Agreement.	Current Report on Form 8-K dated July 24, 2006.	000-02525	99.3
10.7	* Director Deferred Stock Award Notice.	Current Report on Form 8-K dated July 24, 2006.	000-02525	99.4
10.8	* Huntington Bancshares Incorporated 2007 Stock and Long-Term Incentive Plan.	Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders.	000-02525	G
10.9	* Second Amendment to the 2007 Stock and Long-Term Incentive Plan.	Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders.	001-34073	A
10.10	* Form of Consolidated 2012 Stock Grant Agreement for Executive Officers Pursuant to Huntington's 2012 Long-Term Incentive Plan.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.	001-34073	10.2

10.11	* Form of 2014 Stock Option Grant Agreement for Executive Officers.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.	001-34073	10.2
10.12	* Form of 2014 Performance Stock Unit Grant Agreement for Executive Officers.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.	001-34073	10.3
10.13	* Form of 2014 Restricted Stock Unit Grant Agreement for Executive Officers Version II.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.	001-34073	10.4
10.14	* Form of 2014 Stock Option Grant Agreement for Executive Officers Version II.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.	001-34073	10.5
10.15	*Huntington Bancshares Incorporated 2012 Long-Term Incentive Plan.	Definitive Proxy Statement for the 2012 Annual Meeting of Shareholders.	001-34073	A
10.16	*Huntington Bancshares Incorporated 2015 Long-Term Incentive Plan.	Definitive Proxy Statement for the 2015 Annual Meeting of Shareholders.	001-34073	A
10.17	*Form of 2015 Stock Option Grant Agreement.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.	001-34073	10.2
10.18	*Form of 2015 Restricted Stock Unit Grant Agreement.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.	001-34073	10.3
10.19	*Huntington Bancshares Incorporated Restricted Stock Unit Grant Agreement.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.	001-34073	10.1
10.20	* Amended and Restated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors	Annual Report on Form 10-K for the year ended December 31, 2017.	001-34073	10.33
10.21	* First Amendment to the 2015 Long-Term Incentive Plan	Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.	001-34073	10.1
10.22	*Huntington Bancshares Incorporated Amended and Restated 2018 Long-Term Incentive Plan.	Annual Report on Form 10-K for the year ended December 31, 2021.	001-34073	10.22
10.23	*Form of 2018 Stock Option Grant Agreement.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.	001-34073	10.2
10.24	*Form of 2018 Restricted Stock Unit Agreement.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.	001-34073	10.3
10.25	*Executive Deferred Compensation Plan, amended as of January 18, 2022.	Annual Report on Form 10-K for the year ended December 31, 2021.	001-34073	10.25
10.26	*Huntington Supplemental 401(k) Plan (f/k/a Huntington Supplemental Stock Purchase and Savings Plan and Trust), as amended and restated effective January 1, 2019.	Annual Report on Form 10-K for the year ended December 31, 2018.	001-34073	10.40
10.27	Transition Agreement dated May 13, 2019, by and between The Huntington National Bank and Howell D. McCullough	Current Report on Form 8-K, dated May 13, 2019.	001-34073	10.1
10.28	*Second Amendment to Huntington Supplemental 401(k) Plan dated October 22, 2019.	Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.	001-34073	10.1
10.29	*First Amendment to The Huntington National Bank Supplemental Retirement Income Plan dated October 23, 2019.	Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.	001-34073	10.2
10.30	*Management Incentive Plan effective for Plan Years Beginning On or After January 1, 2020.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.	001-34073	10.1
10.31	*Letter Agreement dated December 13, 2020, by and between Huntington Bancshares Incorporated and Gary Torgow.	Annual Report on Form 10-K for the year ended December 31, 2021.	001-34073	10.31
10.32	*Letter Agreement dated February 2, 2021, by and between Huntington Bancshares Incorporated and Michael Jones.	Annual Report on Form 10-K for the year ended December 31, 2021.	001-34073	10.32
10.33	*Letter Agreement dated February 4, 2021, by and between Huntington Bancshares Incorporated and Thomas C. Shafer.	Annual Report on Form 10-K for the year ended December 31, 2021.	001-34073	10.33
10.34	*Form of Restricted Stock Unit Agreement pursuant to the Stock Incentive Plan of 2019 for Time-Based Restricted Stock Units.	TCF Financial Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.	001-39009	10(d)
10.35	*Form of Restricted Stock Unit Agreement pursuant to the Stock Incentive Plan of 2019 for Performance-Based Restricted Stock Units.	TCF Financial Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.	001-39009	10(e)
10.36	*Form of Restricted Stock Unit Agreement pursuant to the TCF Financial 2015 Omnibus Incentive Plan for Time-Based Restricted Stock Units.	TCF Financial Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.	001-39009	10(i)
10.37	*Form of Restricted Stock Unit Agreement pursuant to the TCF Financial 2015 Omnibus Incentive Plan for Performance-Based Restricted Stock Units.	TCF Financial Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.	001-39009	10(j)
10.38	*Amended and Restated TCF Financial 2015 Omnibus Incentive Plan.	TCF Financial Corporation Annual Report on Form 10-K for the year ended December 31, 2018.	001-10253	10(a)
10.39	*Stock Incentive Plan of 2019.	TCF Definitive Proxy Statement for the 2019 Annual Meeting of Shareholders.	001-39009	A
10.40	*TCF 401K Supplemental Plan, as amended and restated effective January 1, 2020.	TCF Financial Corporation Annual Report on Form 10-K for the year ended December 31, 2019.	000-08185	10(qq)

10.41	*TCF Employees Omnibus Deferred Compensation Plan, as restated effective April 15, 2019.	TCF Financial Corporation Annual Report on Form 10-K for the year ended December 31, 2019.	000-08185	10(rr)
10.42	*Rabbi Trust Agreement for TCF Employees Omnibus Deferred Compensation Plan.	TCF Financial Corporation Annual Report on Form 10-K for the year ended December 31, 2019.	000-08185	10(ss)
10.43	*Form of 2022 Restricted Stock Unit Agreement			
14.1(P)	Code of Business Conduct and Ethics dated January 14, 2003 and revised on January 31, 2022 and Financial Code of Ethics for Chief Executive Officer and Senior Financial Officers, adopted January 18, 2003, and revised on October 20, 2015, are available on our website at http://www.huntington.com/About-Us/corporate-governance			
21.1	Subsidiaries of the Registrant			
22	Subsidiary Issuers of Guaranteed Securities			
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.			
24.1	Power of Attorney			
31.1	Rule 13a-14(a) Certification – Chief Executive Officer.			
31.2	Rule 13a-14(a) Certification – Chief Financial Officer.			
32.1	Section 1350 Certification – Chief Executive Officer.			
32.2	Section 1350 Certification – Chief Financial Officer.			
101	The following material from Huntington's Form 10-K Report for the year ended December 31, 2022, formatted in Inline XBRL: (1) Consolidated Balance Sheets, (2) Consolidated Statements of Income, (3), Consolidated Statements of Comprehensive Income, (4) Consolidated Statements of Changes in Shareholders' Equity, (5) Consolidated Statements of Cash Flows, and (6) the Notes to the Consolidated Financial Statements.			
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.			

* Denotes management contract or compensatory plan or arrangement.

<u>**Signatures**</u>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 17th Day of February, 2023.

HUNTINGTON BANCSHARES INCORPORATED
(Registrant)

By: /s/ Stephen D. Steinour
      Stephen D. Steinour
      Chairman, President, Chief Executive
      Officer, and Director (Principal Executive Officer)

By: /s/ Zachary Wasserman
      Zachary Wasserman
      Chief Financial Officer
      (Principal Financial Officer)

By: /s/ Nancy E. Maloney
      Nancy E. Maloney
      Executive Vice President, Controller
      (Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 17th Day of February, 2023.

Lizabeth Ardisana *
Lizabeth Ardisana
Director

Alanna Y. Cotton *
Alanna Y. Cotton
Director

Ann B. Crane *
Ann B. Crane
Director

Robert S. Cubbin *
Robert S. Cubbin
Director

Gina D. France *
Gina D. France
Director

J. Michael Hochschwender *
J. Michael Hochschwender
Director

Richard H. King *
_____
Richard H. King
Director

Katherine M.A. Kline *
_____
Katherine M.A. Kline
Director

Richard W. Neu *
_____
Richard W. Neu
Director

Kenneth J. Phelan *
_____
Kenneth J. Phelan
Director

David L. Porteous *
_____
David L. Porteous
Director

Roger J. Sit *
_____
Roger J. Sit
Director

Jeffrey L. Tate *
_____
Jeffrey L. Tate
Director

Gary Torgow *
_____
Gary Torgow
Director

*/s/ Jana J. Litsey
_____
Jana J. Litsey
Attorney-in-fact for each of the persons indicated

Contact and Other Information

SHAREHOLDER CONTACTS

Registered shareholders (holders of record with the company) requesting information about share balances, change of name or address, lost certificates, or other shareholder account matters should contact Huntington's transfer agent:

Computershare Investor Services
Attn: Shareholder Services
P.O. Box 43078
Providence, RI 02940-3078

(800) 725-0674

www.computershare.com/hban

Beneficial shareholders (owners of shares held in a bank or brokerage account): When you purchase stock and it is held for you by your broker, it is listed with the company in the broker's name, and this is sometimes referred to as holding shares in "street name." Huntington does not know the identity of individual shareholders who hold their shares in this manner; we simply know that a broker holds a certain number of shares which may be for any number of customers. If you hold your stock in street name, you receive all dividend payments, annual reports, and proxy materials through your broker. Therefore, questions about your account should be directed to your broker.

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

Computershare Investment Plan (CIP) is a direct stock purchase and dividend reinvestment plan for registered holders or for those who wish to become registered holders of common stock of Huntington. The CIP is offered and administered by Computershare Trust Company, N.A. (Computershare), and not by Huntington. Computershare is the registrar and transfer agent for Huntington common stock. Information to enroll in the CIP is available online at www.computershare.com/hban or by calling Computershare at (800) 725-0674.

DIRECT DEPOSIT OF DIVIDENDS FOR REGISTERED SHAREHOLDERS

Automatic direct deposit of quarterly dividends is offered to Huntington's registered shareholders and provides secure and timely access to their funds. Information to enroll in direct deposit of dividends is available online at www.computershare.com/hban or by calling the transfer agent, Computershare, at (800) 725-0674.

SHAREHOLDER INFORMATION

Common Stock

The common stock of Huntington Bancshares Incorporated is traded on Nasdaq under the symbol "HBAN."

Information Requests

Copies of Huntington's Annual Report, Forms 10-K and 10-Q, Proxy Statement, and Quarterly Earnings Releases may be obtained, free of charge, by visiting the Investor Relations section of Huntington's website, ir.huntington.com, and requesting printed materials.

ANALYST AND INVESTOR CONTACTS

Analysts and investors seeking information about Huntington should contact Investor Relations at:

huntington.investor.relations@huntington.com

Huntington Center, HC0935
41 South High Street
Columbus, OH 43287

Retail Shareholder Inquiries (800) 576-5007

Visit ir.huntington.com for more information.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. For a discussion of factors that could cause future results to differ from historical performance or those forward-looking statements, see "Forward-Looking Statements" and "Item 1A. Risk Factors" of the included Annual Report on Form 10-K.



Huntington
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Huntington Bancshares Incorporated

Huntington Center | 41 South High Street, Columbus, Ohio 43287
800-480-2265 | huntington.com











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